

03024458

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Severn Trent plc

*CURRENT ADDRESS: 2297 Coventry Rd.
Birmingham B26 3PU
UK

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 2819 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: [signature]

DAT : 7/3/03

Announcement File : C:\DIPS\QUESTA25.ANN

280

Page : 1

03 JUL -2 7:21

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Severn Trent Plc

Full Issuer Name:
Severn Trent Plc

AVS Security Number: 762028
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
David Chettle

Tel. No:
0121 722 4543

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
On 3rd July 2001, Severn Trent QUEST Limited (a wholly owned subsidiary of Severn Trent Plc permitted to subscribe for shares in the Company to satisfy options granted under the Company's Sharesave Scheme) subscribed for 34,320 Ordinary shares of 65 5/19 pence each to satisfy the exercise of options by participants in the scheme. These shares were then transferred to participants on the same day. The executive directors of Severn Trent Plc were deemed to have a technical interest in the 34,320 shares when Severn Trent QUEST Limited subscribed for the shares and ceased to have an interest when the shares were transferred to the participants.

Severn Trent AGM
Chairman's statement on current trading

Speaking at Severn Trent Plc's Annual General Meeting this afternoon, Chairman David Arculus commented on current trading as follows:

" Our strategy for transforming Severn Trent into an environmental services business remains on track, with all three of our principal business units making good progress.

Unaudited management accounts for the quarter ended 30 June 2001 show that group profit before taxation, excluding an exceptional profit arising from the sale of Stoner, was marginally ahead of our expectations.

Severn Trent Water has continued to perform well with its programme of cost efficiencies. The 1100 headcount reduction announced in December 1999 has now been virtually implemented, several months ahead of the scheduled date.

Biffa has made further progress with the successful integration of UK Waste. Increased profit from the UK business, which now constitutes more than 90% of Biffa's profit before interest, tax and goodwill amortisation, has offset some continuing weakness in Belgium.

Profit before interest, tax and goodwill amortisation from our other growth business, Severn Trent Services, was significantly ahead of the corresponding period of last year. Whilst there are some signs that the issues with the US economy are having an impact upon the business, the effect to date has been modest.

At Severn Trent Systems we have continued to experience problems in resolving issues associated with the delivery of the CIS-Open Vision system contracts in the US. All appropriate steps will be vigorously pursued to recover Severn Trent Systems' entitlements, but we now expect losses from this business to be much higher than the £5.6 million loss reported last year. The additional loss is expected to have a limited impact on the group's overall anticipated results.

Our strategy for creating shareholder value continues to be based upon the profitable growth of our waste and services businesses and out-performance by our regulated water business against the targets built into the OFWAT price determination. We remain in a strong position to achieve these objectives."

Enquiries:

Simon Holberton
Brunswick 0207 396 5347

Alan Costin
Group Finance Director, Severn Trent Plc 0121 722 4429
(From 25.7.01)

Announcement File : C:\DIPS\QUESTA26.ANN

285

03 JUL -2 AM 7:21

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Severn Trent Plc

Full Issuer Name:
Severn Trent Plc

AVS Security Number: 933468
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
David Chettle

Tel. No:
0121 722 4543

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
On 31st July 2001, Severn Trent QUEST Limited (a wholly owned subsidiary of Severn Trent Plc permitted to subscribe for shares in the Company to satisfy options granted under the Company's Sharesave Scheme) subscribed for 20,034 Ordinary shares of 65 5/19 pence each to satisfy the exercise of options by participants in the scheme. These shares were then transferred to participants on the same day. The executive directors of Severn Trent Plc were deemed to have a technical interest in the 20,034 shares when Severn Trent QUEST Limited subscribed for the shares and ceased to have an interest when the shares were transferred to the participants.

Announcement File : C:\DIPS\FIDEL6

287

Page : 1

03 JUL -2 AM 7:21

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Severn Trent Plc

Full Issuer Name:
Severn Trent Plc

AVS Security Number: 421350
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
David Chettle

Tel. No:
0121 722 4543

Announcement Given To Third Parties:
No

Amendment:
No

Headline:

Announcement Body Information:
On 16th August 2001, the Company was informed that the shareholding of FMR Corp. and Fidelity International Ltd (and their direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had decreased to 13,706,672 shares, representing 3.99% of the total issued share capital of that class.
Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

NNNN

News Release

For immediate release
31st August 2001

SEVERN TRENT PLC

Appointment of New Non-Executive Director

The Board of Severn Trent Plc is pleased to announce that Marisa Cassoni has been appointed a Non-Executive Director, effective 1 September 2001.

Marisa Cassoni (49) is Group Finance Director of Consignia.

Commenting today, David Arculus, Chairman, said:

"I am delighted to welcome Marisa to the Board. Her international, commercial and financial experience will add yet further strength to the Board as the Group continues its transformation into an environmental services company."

For information please contact:

David Arculus Chairman	Severn Trent Plc	0121 722 4268
Robert Walker Group Chief Executive	Severn Trent Plc	0121 722 4775
Simon Holberton Helen Shepard	Brunswick Group Limited	020 7404 5959

Notes to Editors

Marisa Cassoni joined Consignia this year as Group Finance Director. Prior to this she spent eleven years working at Prudential, initially in financial control and latterly as a Divisional Director. She is a chartered accountant and spent twelve years working for Deloittes in the UK and Italy.

Ms Cassoni has a physics degree from Imperial College, London. She was born in the UK of Italian parents.



Eilis Murphy
<emurphy@BrunswickGroup.com>

31/08/2001 10:26

To: "'david.chettle@stplc.com'" <david.chettle@stplc.com>
cc:
Subject: Marisa Cassoni Appointment release

Dear David,

As requested from Helen, please find attached the final announcement released to the Stock Exchange.

Kind regards,

Eilis Murphy

<<SCOR027B-PRL.doc>> Eilís Murphy

The Brunswick Group
17 Lincoln's Inn Fields
London
WC2A 3ED

Switch: 020 7404 5959
Direct: 020 7396 7471
Fax: 020 7936 7771
Pager: 07626 310 297
Mobile: 07811 951 978

 - SCOR027B-PRL.doc

News Release

For immediate release
31st August 2001

SEVERN TRENT PLC

Appointment of New Non-Executive Director

The Board of Severn Trent Plc is pleased to announce that Marisa Cassoni has been appointed a Non-Executive Director, effective 1 September 2001.

Marisa Cassoni (49) is Group Finance Director of Consignia.

Commenting today, David Arculus, Chairman, said:

"I am delighted to welcome Marisa to the Board. Her international, commercial and financial experience will add yet further strength to the Board as the Group continues its transformation into an environmental services company."

For information please contact:

David Arculus Chairman	Severn Trent Plc	0121 722 4268
Robert Walker Group Chief Executive	Severn Trent Plc	0121 722 4775
Simon Holberton Helen Shepard	Brunswick Group Limited	020 7404 5959

Notes to Editors

Marisa Cassoni joined Consignia this year as Group Finance Director. Prior to this she spent eleven years working at Prudential, initially in financial control and latterly as a Divisional Director. She is a chartered accountant and spent twelve years working for Deloittes in the UK and Italy.

Ms Cassoni has a physics degree from Imperial College, London. She was born in the UK of Italian parents.

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

NEWSFLASH NO. 61 – 31 August 2001

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Appointment of new Non-executive Director

The Board of Severn Trent Plc is pleased to announce that Marisa Cassoni has been appointed a Non-Executive Director, effective 1 September 2001.

Marisa Cassoni, age 49, is Group Finance Director of Consignia.

She joined Consignia this year and prior to this she spent eleven years working at Prudential, initially in financial control and latterly as a Divisional Director. She is a chartered accountant and spent twelve years working for Deloittes in the UK and Italy.

Ms Cassoni was born in the UK of Italian parents and has a physics degree from Imperial College, London.

I am delighted to welcome Marisa to the Board. Her international, commercial and financial experience will add yet further strength to the Board as the Group continues its transformation into an environmental services company.

David Arculus

Chairman

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Board Changes

Severn Trent Plc announces that Eric Anstee, a non-executive Director, will be leaving the board of Severn Trent Plc as a result of his impending appointment as Chief Executive of the Institute of Chartered Accountants for England & Wales. He is due to take up his new appointment on 15 September 2003.

A further announcement will be made when the arrangements and timing of Mr Anstee's departure from the board of Severn Trent Plc have been finalised.

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of appointment	0 1	0 9	2 0 0 1
†Date of Birth	2 7	1 2	1 9 5 1

Appointment form

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MS *Honours etc

Notes on completion appear on reverse.

Forename(s) MARIA LUISA

Surname CASSONI

Previous Forename(s) Previous Surname(s)

Usual residential address 125 PROVIDENCE SQUARE, BERMONDSEY WALL WEST

Post town LONDON Postcode SE1 2ED

County / Region Country

†Nationality BRITISH †Business occupation DIRECTOR OF COMPANIES

†Other directorships (additional space overleaf) SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature



Date 26 September 2001

Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed



Date 27. IX. 01.

(** a ~~director~~ / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~) director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS R JEAVONS, SEVERN TRENT PLC, 2297 COVENTRY ROAD, BIRMINGHAM, B26 3PU

Tel 0121 722 4785

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 2366619

ectors only. † Other directorships

142 HOLBORN BARS NOMINEES LIMITED (06/05/1998)

ALBA LIFE HOLDINGS LIMITED

ALBA LIFE LIMITED

BRITANNIC ASSET MANAGEMENT LIMITED

BRITANNIC ASSET MANAGERS LIMITED

BRITANNIC ASSURANCE PLC

BRITANNIC FINANCIAL PLANNING LIMITED

BRITANNIC FINANCIAL SERVICES LIMITED

BRITANNIC FUND MANAGERS LIMITED

BRITANNIC GROUP SERVICES LIMITED

BRITANNIC INVESTMENT MANAGERS LIMITED

BRITANNIC ISA MANAGERS LIMITED

BRITANNIC MANAGEMENT SERVICES LIMITED

BRITANNIC PLC

BRITANNIC PROPERTY MANAGEMENT LIMITED

BRITANNIC QUEST TRUSTEES LIMITED

BRITANNIC SUPERANNUATION FUND NOMINEES LIMITED

BRITANNIC UNIT LINKED ASSURANCE LIMITED

BRITANNIC UNIT TRUST MANAGERS LIMITED

CLIFFORD (JERSEY) LIMITED (06/05/1998)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
for a married woman, the name by which she was known before marriage need not be given.

for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

dormant

a parent company which wholly owned the company making the return, or

another wholly owned subsidiary of the same parent company.

Directors only.

Company Number 2366619

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

CRAIGFORTH SERVICES LIMITED (06/05/1998)

GS ELEVEN LIMITED (06/05/1998)

HUNTON PARK LIMITED (06/05/1998)

INTERMEDIATE TECHNOLOGY DEVELOPMENT GROUP LIMITED (31/07/1998)

OXFORD EXECUTIVE CONSULTING LIMITED (06/05/1998)

PRU TECH LIMITED (06/05/1998)

PRUDENTIAL ANNUITIES LIMITED (06/05/1998)

PRUDENTIAL ASSET FINANCE LIMITED (06/05/1998)

PRUDENTIAL BANKING PLC (06/05/1998)

PRUDENTIAL DIRECT LIMITED (06/05/1998)

PRUDENTIAL FINANCIAL SERVICES LIMITED (06/05/1998)

PRUDENTIAL HOLBORN LIFE LIMITED (06/05/1998)

PRUDENTIAL HOLBORN PENSIONS LIMITED (06/05/1998)

PRUDENTIAL INVESTMENT PRODUCTS (CHANNEL ISLANDS) LIMITED (06/05/1998)

PRUDENTIAL INVESTMENT PRODUCTS LIMITED (06/05/1998)

PRUDENTIAL LEASING SERVICES LIMITED (06/05/1998)

PRUDENTIAL LOGISTICS LIMITED (06/05/1998)

PRUDENTIAL PENSIONS ADMINISTRATION LIMITED (06/05/1998)

PRUDENTIAL PENSIONS LIMITED (06/05/1998)

PRUDENTIAL PERSONAL EQUITY PLANS LIMITED (06/05/1998)

Company Number 2366619

- Directors only. † Other directorships

PRUDENTIAL PROPERTY SERVICES LIMITED (06/05/1998)
PRUDENTIAL UNIT TRUSTS LIMITED (06/05/1998)
PRUSEL LIMITED (06/05/1998)
SCOTTISH AMICABLE INTERNATIONAL ASSURANCE HOLDINGS PLC (06/05/1998)
SCOTTISH AMICABLE LIFE PLC (06/05/1998)
SCOTTISH AMICABLE PENSIONS INVESTMENTS LIMITED (06/05/1998)
SCOTTISH AMICABLE UNIT TRUST MANAGERS LIMITED (06/05/1998)
ST HELEN'S TRUST LIMITED (06/05/1998)
STAPLE NOMINEES LIMITED (06/05/1998)

NOTES

;now the full forenames, NOT INITIALS. If the director ; secretary is a corporation or Scottish firm, show the ame on surname line and registered or principal office ı the usual residential line.

..ve previous forenames or surname(s) except:
'or a married woman, the name by which she was known before marriage need not be given.

'or names not used since the age of 18 or for at east 20 years

, peer or individual known by a title may state the title ıstead of or in addition to the forenames and surname ınd need not give the name by which that person was :nown before he or she adopted the title or succeeded ɔ it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

dormant

a parent company which wholly owned the company making the return, or

another wholly owned subsidiary of the same parent company.



SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

03 JUL

Company Number	2366619
Company Name in full	Severn Trent Plc

Appointment form

Notes on completion appear on reverse.

	Day	Month	Year
Date of appointment	0 1	1 0	2 0 0 1
†Date of Birth	3 0	0 4	1 9 4 8

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title	MR
*Honours etc	
Forename(s)	ALAN STEVEN
Surname	PERELMAN
Previous Forename(s)	
Previous Surname(s)	
Usual residential address	66 WOODSIDE AVENUE, HIGHGATE
Post town	LONDON
Postcode	N6 4ST
County / Region	
Country	
†Nationality	BRITISH & AUSTRALIAN
†Business occupation	DIRECTOR OF COMPANIES
†Other directorships (additional space overleaf)	SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 3-10-2001

Voluntary details.
†Directors only.
*Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 8/10/01

(** a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS R JEAVONS, SEVERN TRENT PLC, 2297 COVENTRY ROAD, BIRMINGHAM, B26 3PU

Tel 0121 722 4785

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 2366619

Directors only. † Other directorships

AGNEW STORES LIMITED (16/10/2000)

BRITANNIA SOFT DRINKS LIMITED (29/01/2001)

BRITVIC HOLDINGS LIMITED (29/01/2001)

CGNU PLC (14/11/2000)

D&A HADDOW LIMITED (16/10/2000)

DAVID LLOYD LEISURE LIMITED (23/02/2001)

DAVID LLOYD LEISURE NURSERIES LIMITED (30/11/1998)

FIRST QUENCH RETAILING LIMITED (16/10/2000)

NORWICH UNION HOLDINGS LIMITED (16/06/1997)

NORWICH UNION INSURANCE LIMITED (16/06/1997)

NORWICH UNION PLC (01/08/2000)

SWALLOW GROUP PLC (29/01/2001)

THE NORWICH UNION LIFE INSURANCE COMPANY LIMITED (16/06/1997)

THE VICTORIA WINE COMPANY LIMITED (16/10/2000)

THRESHER AND COMPANY LIMITED (16/10/2000)

WHITBREAD HOLDINGS PLC (20/03/2001)

WHITBREAD INVESTMENT COMPANY LIMITED (26/11/1997)

WHITBREAD INVESTMENT COMPANY SECURITIES LIMITED (07/11/1997)

WHITBREAD PENSION TRUSTEES LIMITED (29/01/2001)

WHITBREAD PLC (20/03/2001)

IOTES

now the full forenames, NOT INITIALS. If the director · secretary is a corporation or Scottish firm, show the ame on surname line and registered or principal office 1 the usual residential line.

ve previous forenames or surname(s) except:
or a married woman, the name by which she was nown before marriage need not be given.

or names not used since the age of 18 or for at east 20 years

peer or individual known by a title may state the title stead of or in addition to the forenames and surname nd need not give the name by which that person was nown before he or she adopted the title or succeeded it.

Other directorships.

ive the name of every company incorporated in Great ritain of which the person concerned is a director or as been a director at any time in the past five years.

ou may exclude a company which either is, or at all mes during the past five years when the person oncerned was a director, was

dormant

a parent company which wholly owned the company naking the return, or

another wholly owned subsidiary of the same parent company.

Company Number 2366619

· Directors only. † Other directorships

WHITBREAD SHARE OWNERSHIP TRUSTEES LIMITED (29/01/2001)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
for a married woman, the name by which she was known before marriage need not be given.

for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

dormant

a parent company which wholly owned the company making the return, or

another wholly owned subsidiary of the same parent company.



SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 2366619

Company Name in full Severn Trent Plc

03 JUL -2 AM 7:21

	Day	Month	Year
Date of termination of appointment	2 1	1 2	2 0 0 1

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR. *Honours etc:

Forename(s): RONALD ALAN STUART

Surname: COSTIN

	Day	Month	Year
†Date of Birth	1 1	0 5	1 9 4 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3 1. 02

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MISS RACHEL JEAVONS, SEVERN TRENT PLC, 2297 COVENTRY ROAD, BIRMINGHAM, B26 3PU

Tel 0121 722 4785

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Woodview,
Redland End,
Speen,
Buckinghamshire,
HP27 0RW.

The Board of Directors
Severn Trent Plc

21 December 2001

Dear Sirs

I hereby resign as Director of the Company with immediate effect.

Yours faithfully,



R A S Costin



SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	2 6	0 7	2 0 0 2

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR.   *Honours etc: OBE

Forename(s): ANDREW HENRY

Surname: SIMON

	Day	Month	Year
†Date of Birth	0 1	0 4	1 9 4 5

A serving director, secretary etc must sign the form below.



Signed [signature]   **Date** 1.VIII.02

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MISS RACHEL JEAVONS, SEVERN TRENT PLC, 2297 COVENTRY ROAD, BIRMINGHAM, B26 3PU

Tel 0121 722 4785

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Thark,
29 St Johns Road,
Stafford,
ST17 9AP.

26 July 2002

The Board of Directors
Severn Trent Plc,
2297 Coventry Road,
Birmingham,
B26 3PU.

Dear Sirs

I hereby resign as Director of the Company with immediate effect. I confirm that I have no outstanding claims against the Company whatsoever in respect of remuneration or otherwise.

I still have one expenses invoice outstanding for the trip to the States! Due to be sent to Peter Davis shortly.

Yours faithfully,



A H Simon

This One Is Required By Stock Exchange

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

At the Annual General Meeting of the Company held on 24th July 2001, at the International Convention Centre, Broad Street, Birmingham, B1 2EA, the following resolutions, not concerning the ordinary business of the Annual General Meeting (as defined in the FSA Listing Rules) were passed:-

1. **THAT** the Directors be and are hereby authorised to amend the Rules of the Severn Trent Long Term Incentive Plan so as to increase the market value of Severn Trent Ordinary Shares that may be placed under an award in any financial year from 50% of basic salary to 100% of basic salary and that the Directors be and are hereby authorised to do all acts and things that they consider to be necessary or expedient to implement this amendment.

2. **THAT** the Articles of Association of the Company produced to the meeting and initialled by the Chairman for the purposes of identification be and are hereby adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

3. **THAT** the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the conclusion of the next Annual General Meeting. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,181,114.



Chairman

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

Special Resolutions of the Company dated 24th July 2001

At the Annual General Meeting of the Company held on 24th July 2001, at the International Convention Centre, Broad Street, Birmingham, B1 2EA, the following resolutions were passed as Special Resolutions:-

1. **THAT** the Articles of Association of the Company produced to the meeting and initialled by the Chairman for the purposes of identification be and are hereby adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

2. **THAT** the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the conclusion of the next Annual General Meeting. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,181,114.

3. **THAT** the Company is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its Ordinary Shares of 65 5/19 pence each, but:

   the Company may not purchase more than 34,264,707 Ordinary Shares;

   the Company may not pay less than 65 5/19 pence for each Ordinary Share;

   the Company may not pay, in respect of each Ordinary Share, more than 5% over the average of the middle market price of the Ordinary Shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which Severn Trent agrees to buy the shares;

   this authority will last from today until Severn Trent's next Annual General Meeting, but it will end on 23 October 2002 if the next Annual General Meeting has not been held by then; and

   the Company may agree, before the authority ends, to purchase Ordinary Shares where the purchase is or may be completed (fully or partly) after the authority ends.



....
Chairman

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

Special Resolutions of the Company dated 26 July 2002

At the Annual General Meeting of the company held on 26 July 2002, at the Royal Centre, Theatre Square, Nottingham, NG1 5ND, the following resolutions were passed as Special Resolutions:-

1. **THAT** the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the next Annual General Meeting but it will end on 25 October 2003 if the next Annual General Meeting has not been held by then. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,202,900.

2. **THAT** the company is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its ordinary shares of 65 5/19 pence each, but:

   the company may not purchase more than 34,331,470 ordinary shares;

   the company may not pay less than 65 5/19 pence for each ordinary share;

   the company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company buys the shares;

   this authority will last from today until the company's next Annual General Meeting, but it will end on 25 October 2003 if the next Annual General Meeting has not been held by then; and

   the company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

....

Chairman

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

At the Annual General Meeting of the Company held on 26 July 2002, at the Royal Centre, Theatre Square, Nottingham, NG1 5ND, the following resolutions, not concerning the ordinary business of the Annual General Meeting (as defined in the FSA Listing Rules) were passed:-

1. **THAT** the company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

    (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

    (b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

    (c) the company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

2. **THAT** the company's subsidiary, Severn Trent Water Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

    (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

    (b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

(c) Severn Trent Water Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

3. **THAT** the company's subsidiary, Biffa Waste Services Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

   (b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

   (c) Biffa Waste Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

4. **THAT** the company's subsidiary, Biffa Waste Services SA, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

   (b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

   (c) Biffa Waste Services SA may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

5. **THAT** the company's subsidiary, Severn Trent Services Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

   (a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

(c) Severn Trent Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

6. **THAT** the remuneration report set out on pages 28 to 30 of the Annual Report and Accounts for the year ended 31 March 2002, a copy of which is appended to this Notice, be approved.

7. **THAT** the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the next Annual General Meeting but it will end on 25 October 2003 if the next Annual General Meeting has not been held by then. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,202,900.



....
Chairman

130 Windy Arbour
Kenilworth
Warwickshire CV8 2BH
Telephone: 01926 854314

The Directors
Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU

21 May, 2003

Dear Sirs

I give special notice in accordance with Sections 379 and 388(3), Companies Act 1985 of my intention to move the following ordinary resolution at the next annual general meeting of the Company.

'THAT PricewaterhouseCoopers LLP be reappointed auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be determined by the directors'.

Yours faithfully



D Chettle

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	APR	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	111162	282386	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.96	£6.96	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEVERN TRENT QUEST LIMITED Address 2297 COVENTRY ROAD BIRMINGHAM UK Postcode B26 3PU	Class of shares allotted ORDINARY	Number allotted 393548
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 27/4/01

~~A director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	04	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8442		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.96		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Severn Trent Quest Limited	Class of shares allotted	Number allotted
Address: 2297 Coventry Road, Birmingham,	Ordinary	8,442
UK Postcode B26 3PU		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5TH APRIL 2001

~~A director~~ / ~~secretary~~ / administrator / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Sh[illegible] were allotted
(If sh[illegible]s were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	04	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17206		
Nominal value of each share	**65 5/19p**		
Amount (if any) paid or due on each share *(including any share premium)*	676.5 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If th[illegible] allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name *Severn Trent Quest Limited* Address *Seven Trent Quest Limited* *2297 Coventry Road Birmingham B26 3PU*	Class of shares allotted *Ordinary*	Number allotted *17206*
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date *27/4/01*

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 4DA	
ESP/EXC/779	01903 833895
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	APR	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	39973	9543	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.76½	£6.76½	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name SEVERN TRENT QUEST LIMITED Address 2297 COVENTRY ROAD BIRMINGHAM UK Postcode B26 3PU	Class of shares allotted ORDINARY	Number allotted 49516
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 27/4/01

~~A director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	10	MAY	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	26715	10799	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	674p	674p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEVERN TRENT QUEST LIMITED Address 2297 COVENTRY ROAD BIRMINGHAM UK Postcode B26 3PU	Class of shares allotted ORDINARY	Number allotted 37514
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed Date 21/6/01

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4213		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	674p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 4213
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 17. 5. 2001

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 4DA	
ESP/EXC/LL/940	01903 833895
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	5	06	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	**16,290**		
Nominal value of each share	**65 5/19p**		
Amount (if any) paid or due on each share *(including any share premium)*	**717p**		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 16,290
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ____________ Date 12 June 2001

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 4DA	
ESP/EXC/JN/1022	01903 833895
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	3	7	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	**34,320**		
Nominal value of each share	**65 5/19p**		
Amount (if any) paid or due on each share *(including any share premium)*	**734.5p**		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 34,320
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 6/7/01

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 4DA	
ESP/EXC/JanW/1279 /Mat	01903 833895
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	31	07	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,034		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	734.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 20,034
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Numb allotteo
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Numbe allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed **Date** 6.8.01

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EX-C/JN/1450

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	09	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,962		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	741p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 12,962
Name Address UK Postcode	Class of shares allotted	Number allotted
Name dress UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name 'dress UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 17/9/01

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EX-C/JN/1760

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	10	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,338		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	732p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 20,338
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 8.10.2001

~~A director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds Tsb Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/JN/2081 Tel: 01903 833895
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Share

HFPO83

ompany Number	2366619
ompany name in full	SEVERN TRENT PLC

hares allotted (including bonus shares):

ate or period during which [illegible] were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	10	2001			

ass of shares *(ordinary or preference etc)*	Ordinary		
umber allotted	10,907		
ominal value of each share	65 5/19p		
nount (if any) paid or due on each hare *(including any share premium)*	694.5p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

t' allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted
(his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Severn Trent QUEST Limited Address: 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 10,907
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed X DG **Date** X 16.11.2001

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds Tsb Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/EX-C/JN/2345 Tel: 01903 833692

DX number DX exchange

*PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,249		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	739.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% :t each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Severn Trent QUEST Limited Address: 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 6,249
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



igned ____ **Date** 12.12.2001

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Lloyds Tsb Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/SE/2634 Tel: 01903 833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	03	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,303		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	704.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited	Class of shares allotted	Number allotted
Address 2297 Coventry Road	Ordinary	3,303
Birmingham		
UK Postcode B26 3PU		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 11. 1. 2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/EX-C/E2917 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	06	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,218	700	52
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	473p	415p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Antony Michael Green Address: 22 Rectory Gardens Solihull UK Postcode: B91 3RL	Class of shares allotted: Ordinary	Number allotted: 133
Name: Mr Malcolm Ronald Hill Address: 11 Hazel Drive Walton Chesterfield Derbyshire UK Postcode: S40 3EN	Class of shares allotted: Ordinary	Number allotted: 1137
Name: Mr Alan Edward Hitchcock Address: 32 Martin Drive Chaddesden Derby UK Postcode: DE21 4NN	Class of shares allotted: Ordinary	Number allotted: 700
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



Signed ______________ **Date** 12 . 2 . 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/RR/3111 Tel: 01903 833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

HFPO83

ompany Number	2366619
ompany name in full	SEVERN TRENT PLC
	1 of 1

hares allotted (including bonus shares):

ate or period during which hares were allotted
f shares were allotted on one date nter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	03	2002			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	1597		
ominal value of each share	65 5/19p		
mount (if any) paid or due on each hare *(including any share premium)*	732.5p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted *his information must be supported by e duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent Quest Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 1597
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



igned [signature] **Date** 25 . 6 . 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/AG/3472 Tel: 01903 833406

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	2	4	2002			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	425,388		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share (including any share premium)	735p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 425,388
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 21.5.2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot1
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,278		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	735p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Severn Trent Quest Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 4,278
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 9. 4. 2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/EX-C/ST/3775 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

HFPO83

ompany Number 2366619

ompany name in full SEVERN TRENT PLC

ares allotted (including bonus shares):

..e or period during which ares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	17	4	2002			

lass of shares (ordinary or preference etc)	Ordinary		
umber allotted	25,386		
ominal value of each share	65 5/19p		
mount (if any) paid or due on each hare *(including any share premium)*	743.5p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsideration for which shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Severn Trent QUEST Limited Address: 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 25,386
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned  Date 21.5.2002

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the ərson Companies House should ontact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot2
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2581		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	758.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited	Class of shares allotted	Number allotted
Address 2297 Coventry Road	Ordinary	2,581
Birmingham		
UK Postcode B26 3PU		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed  **Date** 21.5.2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/EX-C/TW/4131	Tel: 01903 833692
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:IFPO83

:ompany Number: 2366619

:ompany name in full: SEVERN TRENT PLC

:hares allotted (including bonus shares):

:ate or period during which :hares were allotted
'f sh :were allotted on one date nter ..at date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	1	5	2002			

:lass of shares *:rdinary or preference etc)*	Ordinary		
:lumber allotted	38,751		
:lominal value of each share	65 5/19p		
:\mount (if any) paid or due on each :hare *(including any share premium)*	758.5p		

:ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly :tamped particulars on Form 88(3) if the :ontract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 38,751
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 21.5.2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot3
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	20	5	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,082		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	757p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Severn Trent QUEST Limited Address: 2297 Coventry Road Birmingham UK Postcode B26 3PU	Ordinary	12,082
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ____________ Date 27.5.2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot4
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	5	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,609		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	757p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 1,609
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 27.5.2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot2
Tel: 01903 833394

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	104		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	757p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEVERN TRENT QUEST LIMITED Address 2297 COVENTRY ROAD BIRMINGHAM UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 104
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 27.5.2002.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/TC/4393 Tel: 01903 833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	233		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	755.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Severn Trent Quest Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Ordinary	233
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______ **Date** 3.7.2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please de...

...se give the name, address, ...ber and, if available, ...ge of the

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

...X C/TW/4598 DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 7:21

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	6	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,812		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	755.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 3,812
Name Address UK Postcode	Class of shares allotted	Number allotted
Name ldress UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name ldress UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 3.7.2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/MAT/Allot6

Tel: 01903 833394

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	6	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,866		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	755.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 4,866
Name Address UK Postcode	Class of shares allotted	Number allotted
Name ddress UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name ddress UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ____________ **Date** 3.7.2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot5
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	07	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	910		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	718p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% .at each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 910
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17. 7. 2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/RR/4766/4841 Tel: 01903 833280
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	7	2002			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,738		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	667.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 7,738
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 30.7.2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/MAT/Allot 7	Tel: 01903 833394
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	Day	Month	Year	Day	Month	Year
	23	07	2002			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,741		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share (including any share premium)	667p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent Quest Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 3,741
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



Signed ______________ **Date** 30. 7. 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/TW/6037 Tel: 01903 833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box.)*	03	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,501		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	650.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Severn Trent QUEST Limited Address: 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 2,501
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9 September 2003

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 8
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date ente t date in the "from" box.)*	3	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,736		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	650p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

Consideration for which he shares were allotted *This information must be supported by he duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent Quest Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 1,736
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9 September 2002

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/JanW/6253 Tel: 01903 833280
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

FPO83

mpany Number	2366619
mpany name in full	SEVERN TRENT PLC
	1 of 1

ares allotted (including bonus shares):

	From			To		
e or period during which es were allotted *ares were allotted on one date that e in the "from" box.)*	Day	Month	Year	Day	Month	Year
	25	09	2002			

ss of shares *inary or preference etc)*	Ordinary		
nber allotted	2,293		
inal value of each share	65 5/19p		
unt (if any) paid or due on each e *(including any share premium)*	580.0p		

the names and addresses of the allottees and the number of shares allotted to each overleaf

he allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ated as paid up			

nsideration for which shares were allotted *s information must be supported by duly stamped contract or by the duly nped particulars on Form 88(3) if the ract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 2,293
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned [signature] **Date** 30.9.2002

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should ntact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 10
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,013		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	612p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Severn Trent QUEST Limited Address: 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 8,013
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed  **Date** 11.10.2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 9
Tel: 01903 833394

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	03	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,287		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	612.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Severn Trent Quest Limited Address: 2297 Coventry Road Birmingham UK Postcode: B26 3PU	Class of shares allotted Ordinary	Number allotted 4,287
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 11.10.2002

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/EX-C/E6559 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	30	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,177		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	632.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent Quest Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 6,177
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 8.11.2002

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/RR/6764 Tel: 01903 833280
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	30	10	2002			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	46		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share (including any share premium)	632.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 46
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 8.11.2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP:MAT/Allot 8
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	980		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	628p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent Quest Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 980
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 4.12.02.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/RL/6938 Tel: 01903 833280
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date ente- that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	09	01	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,101		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	673p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Severn Trent Quest Limited Address 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 3,101
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______ **Date** 20. 1. 2003.

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/EX-C/cn/7161 Tel: 01903 833280

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If sh~~es were allotted on one date ent[illegible] at date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	01	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,550		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	682.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Severn Trent Quest Limited Address: 2297 Coventry Road, Birmingham UK Postcode: B26 3PU	Class of shares allotted: Ordinary	Number allotted: 1,550
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed  **Date** 4. 2. 2003.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/cn/7161 Tel: 01903 833280
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which Shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	27	02	2003			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,619		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share (including any share premium)	700p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Severn Trent Quest Limited Address: 2297 Coventry Road Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 3,619
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 6.3.03.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/EX-C/E7400	Tel: 01903 833280
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If s' ·s were allotted on one date ente. .at date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	03	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,179		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	715p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Severn Trent QUEST Limited Address 2297 Coventry Road, Birmingham UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 4,179
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed  **Date** 9 APRIL 2003

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/MPS/7515 Tel: 01903 833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	86,166		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	535p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 86,166
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] (original returned to LTSBR) **Date** 9/4/03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/MAT/Allot 1

Tel: 01903 833394

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	22	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,178	2,127	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	535p	799p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 6,305
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 28.4.2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 2
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If s[illegible]s were allotted on one date ente[illegible]at date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,495	431	779,232
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	535p	799p	473p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 783,158
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 8.5.2003.

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 1&3
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which Shares were allotted *(If s' ıs were allotted on one date ente, ..ıat date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	01	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4224	1346	296
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	528p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name see attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 6,078
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 8.5.2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/ExC/JN/7631 Tel: 01903 833864

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If s[illegible]s were allotted on one date enter [illegible]at date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	212		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	568		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 8.5.2003.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/JN/7631 Tel: 01903 833864
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,495	172	42,157
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	535p	799p	473p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 45,824
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 29.5.2003

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, *telephone number* and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 2&4
Tel: 01903 833394
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,995	1,525	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	473p	568p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR JEFFREY ALUN DAVIES	Class of shares allotted	Number allotted
Address 59 CHAWN HILL, STOURBRIDGE.	Ordinary	227
UK Postcode DY9 7JA		
Name MR ABDUL HAMID	Class of shares allotted	Number allotted
Address 29 BENTON ROAD, SPARKHILL, BIRMINGHAM	Ordinary	1995
UK Postcode B11 1TZ		
Name MRS MARION ELIZABETH LARGE	Class of shares allotted	Number allotted
Address BELLA VISTA, THE VILLAGE, ENDON, STOKE-ON-TRENT	Ordinary	118
UK Postcode ST9 9EX		
Name MR JOHN WILLIAM NEVILL	Class of shares allotted	Number allotted
Address 11 NORTH STREET, BONEY HILL, BURNTWOOD.	Ordinary	1180
UK Postcode WS7 8PB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed  **Date** 23 JUNE 2003

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/DJS/7812 Tel: 01903 833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date ent at date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	17	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	874	39,994	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	535p	473p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode B26 3PU	Class of shares allotted Ordinary	Number allotted 40,868
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______ **Date** 23 JUNE 2003

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/MAT/Allot 3&5

Tel: 01903 833394

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	04	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,064		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name *Mr Anthony Alan Mucklow* Address *The Nutshell, Umberslade Road, Earlswood, Solihull* UK Postcode *B94 5QA*	Class of shares allotted *Ordinary*	Number allotted *3064*
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 19.4.2001

~~A director~~ / ~~secretary~~ / administrator / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXC/779	01903 833895
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	6	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,985	8,536	
Nominal value of each share	65 5/19p	65 5/19	
Amount (if any) paid or due on each share *(including any share premium)*	4.97p	6.25p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name NWS Corporate Nominees Ltd Address 55 Mansell Street London UK Postcode E1 8AN	Ordinary	14,521
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 25 June 2001

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 4DA

ESP/EXC/JN/1297 01903 833895

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

03 JUL -2 AM 7:21

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	07	2001			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,476	3,632	3,531
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	497.0p	625.0p	688.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: NWS Corporate Nominees Ltd Address: 55 Mansell Street London UK Postcode E1 8AN	Class of shares allotted Ordinary	Number allotted 8,108
Name: Keith Malcolm Walters Address: 7 Oakhurst, 30 Anchorage Road Sutton Coldfield, West Midlands UK Postcode B74 2PL	Class of shares allotted Ordinary	Number allotted 3,531
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,639

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 8/8/01

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EX-C/1574

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

HFPO83

ompany Number: 2366619

ompany name in full: SEVERN TRENT PLC

hares allotted (including bonus shares):

ate or period during which
hares were allotted
*(f ... es were allotted on one date
nte... hat date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	26	04	2002			

lass of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
lumber allotted	3,120		
lominal value of each share	65 5/19p		
mount (if any) paid or due on each hare *(including any share premium)*	625.0p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

**onsideration for which
e shares were allotted**
(This information must be supported by e duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited ID 66X51 Address 55 Mansell Street London UK Postcode E1 8AN	Class of shares allotted Ordinary	Number allotted 3,120
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 1. 5. 2002

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/EX-C/E4219 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,200		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	625p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited Address 55 Mansell Street London UK Postcode E1 8AN	Class of shares allotted Ordinary	Number allotted 3,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 7 May 2002.

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/EX-C/TW/4299 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 7:21

Return of Allotment of Share

HFPO83

ompany Number	2366619
ompany name in full	SEVERN TRENT PLC

hares allotted (including bonus shares):

ate or period during which nares were allotted
shares were allotted on one date ter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	05	2002			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	1000		
ominal value of each share	65 5/19p		
nount (if any) paid or due on each nare *(including any share premium)*	497p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

each share is to be eated as paid up			

onsideration for which e shares were allotted
his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited Address 55 Mansell Street London UK Postcode E1 8AN	Class of shares allotted Ordinary	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ________ Date 13.5.2002.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/EX-C/TW/4354 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

HFPO83

ompany Number	2366619
ompany name in full	SEVERN TRENT PLC

hares allotted (including bonus shares):

ate or period during which hares were allotted
shares were allotted on one date iter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	05	2002			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	3963	3240	4178
ominal value of each share	65 5/19p	65.5/19p	65.5/19p
mount (if any) paid or due on each iare *(including any share premium)*	497p	625p	**688p**

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

t each share is to be eated as paid up			

onsideration for which ie shares were allotted
his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited Address 55 MANSELL STREET LONDON UK Postcode E1 8AN	Class of shares allotted Ordinary	Number allotted 11381
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ________ **Date** 16.5.2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/EX-C/TW/4131 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

ıFPO83

ompany Number: 2366619

ompany name in full: SEVERN TRENT PLC

ıares allotted (including bonus shares):

ate or period during which ıares were allotted
shares were allotted on one date te⁻ ʰat date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	05	2002			

ass of shares *dinary or preference etc)*	Ordinary	Ordinary	Ordinary
ımber allotted	13307		
ominal value of each share	65 5/19p		
nount (if any) paid or due on each are *(including any share premium)*	625p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

ı hat each share is to be eated as paid up			

onsideration for which e shares were allotted
his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name NWS CORPORATE NOMINEES LTD Address 55 MANSELL STREET LONDON UK Postcode E1 8AN	Class of shares allotted Ordinary	Number allotted 13307
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed _______________ Date 28. 5. 2002.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/EX-C/TC/4488 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2366619

ompany name in full: SEVERN TRENT PLC

hares allotted (including bonus shares):

	From			To		
ate or period during which ares were allotted (*sha were allotted on one date ter th. date in the "from" box.*)	Day	Month	Year	Day	Month	Year
	05	06	2002			

lass of shares (*rdinary or preference etc*)	Ordinary		
umber allotted	3,200		
ominal value of each share	65 5/19p		
mount (if any) paid or due on each are (*including any share premium*)	625p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted
his information must be supported by e duly stamped contract or by the duly mped particulars on Form 88(3) if the tract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name NWS CORPORATE NOMINEES LTD Address 55 MANSELL STREET LONDON UK Postcode E1 8AN	Ordinary	3,200
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 10. 6. 2002.

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/RR/4645 Tel: 01903 833280
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,300		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	625p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	NWS CORPORATE NOMINEES LTD ID 66X51	Ordinary	3,600
Address	55 MANSELL STREET LONDON		
UK Postcode	E1 8AN		
		Class of shares allotted	Number allotted
Name	Mr Roger Kenneth Peace	Ordinary	700
Address	4 Millfield Grange Pepworth Stratford Upon Avon Warwickshire		
UK Postcode	CV37 8UX		
		Class of shares allotted	Number allotted
Name			
Address			
UK Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
UK Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 26 June 2002

A ~~director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/ST/4808 Tel: 01903 833406
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4800		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	625p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Paul Arnott Ludlow Address Hockhams Farm, Hockhams Lane, Martley, Worcestershire, WR6 6QR	Ordinary	4800
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed [signature] **Date** 1st July 2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/EX-C/TC/4859 Tel: 01903 833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	07	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,399		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	497p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Peter Terry Jones Address Ivy House North Kilworth Leicestershire UK Postcode LE17 6HG	Class of shares allotted Ordinary	Number allotted 5,399
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 19.7.2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/EX-C/TW/6046 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2366619

ompany name in full: SEVERN TRENT PLC

1 of 1

hares allotted (including bonus shares):

ate or period during which
hares were allotted
*shares were allotted on one date
ter the date in the "from" box.)*

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	9	09	2002			

ass of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
umber allotted	4,657	3,800	
ominal value of each share	65 5/19p	65 5/19p	
nount (if any) paid or due on each hare *(including any share premium)*	497p	625p	

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be
eated as paid up

onsideration for which
e shares were allotted
*his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ntract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited Part ID 66X51	Class of shares allotted	Number allotted
Address 55 Mansell Street London UK Postcode E1 8AN	Ordinary	8,457
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 13 September 2002

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/EXC/RL/6485 Tel: 01903 833280

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	01	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1500		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.97		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited a/c 66X51 Address 55 Mansell Street, London E1 8AN UK Postcode	Class of shares allotted Ordinary	Number allotted 1,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



Signed ____________ **Date** 20.1.2003

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC E/E1125 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JUL -2 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shar~~ were allotted *(If sh~~s were allotted on one date enter that date in the "from" box.)*	06	02	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,524		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.97		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name NWS Corporate Nominees limited Address 55 Mansell Street London Part ID: 66X51 UK Postcode E1 8AN	Ordinary	1,524
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,524

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 11.2.2003.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RL/E1320 Tel: 01903 833 436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares): **Page 1 of 1**

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From	To
Day	12	
Month	02	
Year	2003	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3682		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share (including any share premium)	£4.97		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited a/c 66X51 Address 55 Mansell Street, London E1 8AN UK Postcode	Class of shares allotted Ordinary	Number allotted 3,682
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,682

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 17. 2. 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JMW/1362 Tel: 01903 833421
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares):

Da' 'r period during which sha,es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	02	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,560		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.25		

Lis' 'he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited re a/c 669X51 Address 55 Mansell Street, London E1 8AN UK Postcode	Class of shares allotted Ordinary	Number allotted 18,560
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 18,560

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 21. 2. 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JMW/1395 Tel: 01903 833421
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	04	03	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,196		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.88		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited Part ID: 66X51	Class of shares allotted	Number allotted
Address 55 Mansell Street	Ordinary	5,196
London		
UK Postcode E1 8AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,196
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed  **Date** 6 . 3 . 2003 .

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./LD/1523 Tel: 01903 833421
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	03	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,072		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited Part ID:66X51 Address 55 Mansell Street LONDON UK Postcode E1 8AN	Class of shares allotted Ordinary	Number allotted 3,072
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,072

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 27.3.2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SS/1675 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3400		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	625p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NWS Corporate Nominees Limited Part ID:66X51	Class of shares allotted	Number allotted
Address 55 Mansell Street	Ordinary	3400
LONDON		
UK Postcode E 1 8 A N		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3400
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]



Signed ____________________ **Date** 10 APRIL 2003

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/1787	Tel: 01903 833436
DX number	DX exchange

Shareholder Guide

Welcome to the 12th Annual General Meeting of Severn Trent Plc. This guide outlines the programme for today's meeting and includes the resolutions with an accompanying explanation for each.

You will also find other information about the meeting including a list of the Directors on the platform, guidance on voting procedures and how to ask a question together with details on some of the facilities which are available to you today.

Severn Trent marshals will be in the ICC today. If you have any questions or if you need any help, they will assist you.

Programme

1.30pm Doors open

2.30pm Meeting begins, Hall 1

24 July 2001

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Stage Seating Plan

1	**Derek Osborn**	Non-Executive Director
2	**Martin Bettington**	Managing Director, Biffa Waste Services
3	**Clare Tritton**	Non-Executive Director
4	**Andrew Simon**	Non-Executive Director
5	**Alan Costin**	Group Finance Director
6	**Peter Davies**	Group General Counsel and Company Secretary
7	**David Arculus**	Chairman
8	**Robert Walker**	Group Chief Executive
9	**Brian Duckworth**	Managing Director, Severn Trent Water
10	**John Banyard**	Director, Asset Management Severn Trent Water
11	**Martin Flower**	Non-Executive Director
12	**Eric Anstee**	Non-Executive Director
13	**John McAdam**	Non-Executive Director


1
2
3
4
5
6
7
8
9
10
11
12
13
STAGE
AUDITORIUM

How to **ask questions**

The Chairman will accept questions on any of the resolutions before the meeting is asked to vote on them.

In order to allow everyone a chance these will be restricted to one question at a time, plus a supplementary if necessary, after which questioners will be asked to queue again. Shareholders are asked to register their questions before the meeting commences at the Question Registration Desk in the Registration Area.

If you register a question, please make yourself known to one of the marshals in the auditorium who will make sure you are seated close to the Question Point. When the resolution relevant to your question is proposed, the marshal will direct you to the Question Point where you can ask your question(s).

If you would like further information on the procedure for asking questions, please enquire at the Question Registration Desk.

How to cast **your vote**

Voting will be by a show of hands.

Shareholders who are entitled to vote on a show of hands will have been given a yellow voting card upon arrival. When the Chairman puts each resolution to the vote you may hold up your yellow card either for or against the resolution.

Only shareholders, or representatives of corporate shareholders, may vote on a show of hands. If you are attending as a proxy for a shareholder you will have been given a blue proxy card on arrival. If a poll is called, you will then be entitled to exercise the proxy.

Shareholder Information

The Shareholder Information Desk is situated in the Registration Area. Staff from Severn Trent and Lloyds TSB Registrars will be there to help you. Statutory documents which are available for inspection will be here.

Representatives from The Share Centre will also be available to deal with any queries relating to PEPs and ISAs.

Customer Information

If you have any queries relating to your water bill, or any services provided by Severn Trent Water Limited, the staff at the Customer Information Desk in the Registration Area will be able to help you.

Medical Care

If you need any help, see one of the Severn Trent marshals who will obtain assistance from the ICC's medical staff.

Hard of **Hearing**

If you have a hearing aid, ask for a personal induction loop unit from the desk outside the entrance to Hall 1. The marshal on the desk will supply you with the correct unit and show you how to operate it.

Welsh Translation

Should you require Welsh translation, please ask at the Question Registration Desk, or any Severn Trent marshal.

Directors **"Meet and Greet"**

The Chairman and Directors of Severn Trent Plc will be available to answer questions between 1.30pm and 2.00pm in the Registration Area. If you have a question for a specific Director, please contact any marshal who will introduce you to the relevant Director.

Refreshments

Coffee, tea, chilled water and biscuits will be available before and after the meeting.

Smoking

Smoking is not permitted in the auditorium at any time.

The **Meeting**

After the Chairman's opening remarks, the resolutions which were included in the Notice of Meeting sent to you with the Annual Report and Accounts or the Annual Review will be put to the meeting.

Shared

Resolution **One**

That the Report of the Directors and the audited accounts for the year ended 31 March 2001 be and are hereby received.

Explanation

The Directors must present to shareholders at the Annual General Meeting the Report and Accounts of the Company for the financial year ended 31 March 2001. All companies are required to present their Report and Accounts to shareholders in this way. It is likely that most shareholders who wish to put questions will do so under this item.

Notes

Resolution **Two**

That a final cash dividend in respect of the year ended 31 March 2001 of 28.00 pence net per Ordinary Share is hereby declared.

Explanation

Final dividends can only be declared by shareholders but must not exceed the amount recommended by the Directors. By passing this resolution, shareholders will declare a final dividend. The amount of the final dividend recommended by the Directors is 28.00 pence net per Ordinary Share payable on 1 October 2001.

Notes

Resolution **Three**

That Mr John Banyard, a Director retiring by rotation, be and he is hereby re-appointed as a Director of the Company.

Resolution **Four**

That Mr Brian Duckworth, a Director retiring by rotation, be and he is hereby re-appointed as a Director of the Company.

Resolution **Five**

That Mr Derek Osborn, a Director retiring by rotation, be and he is hereby re-appointed as a Director of the Company.

Resolution **Six**

That Dr John McAdam, a Director appointed since the last Annual General Meeting, be and he is hereby re-appointed as a Director of the Company.

Explanation

The Company's Articles of Association require all Directors to submit themselves for re-appointment at least every three years. This provision also ensures that, as a minimum, one third of the Board of Directors, together with any Director appointed since the last Annual General Meeting, retire each year. Directors who retire may, if they are eligible and so desire, stand for re-appointment at the Annual General Meeting. Directors retire on the basis of their length of service since their last election.

Messrs Banyard, Duckworth and Osborn retire on the basis of length of service since their last election and Dr McAdam retires having been appointed since the last Annual General Meeting. All four Directors, being eligible, offer themselves for re-appointment.

Details of the Directors seeking re-appointment may be found on pages 14 and 15 of the Company's Annual Report and Accounts or pages 16 and 17 of the Annual Review for 2001.

Resolution **Seven**

That Messrs PricewaterhouseCoopers be re-appointed auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration for that period be determined in due course by agreement between the Directors and the Auditors.

Explanation

In accordance with the Companies Act 1985, it is necessary for the shareholders to re-appoint the auditors, PricewaterhouseCoopers and it is also normal practice to authorise the Directors to determine the auditors' remuneration.

Notes

Resolution **Eight**

That the Directors be and are hereby authorised to amend the Rules of the Severn Trent Long Term Incentive Plan so as to increase the maximum aggregate market value of Severn Trent Ordinary Shares which may be awarded to any participant in any financial year from 50% of basic salary to 100% of basic salary and that the Directors be and are hereby authorised to do all acts and things that they consider to be necessary or expedient to implement this amendment.

Explanation

Following a review earlier this year of the remuneration structures within the group, the Remuneration Committee concluded that changes should be made to the Company's Long Term Incentive Plan (the "LTIP"). The Committee felt that such changes would ensure the LTIP continued to link rewards to the creation of shareholder value and also that the benefits paid to senior executives remained consistent with competitive practice. Resolution 8, if passed, will enable the Directors to increase the maximum annual allocation of shares that can be made to an individual under the LTIP, but only in the event it is appropriate to do so, up to a maximum of 100% of basic salary.

A copy of the LTIP, highlighting the proposed amendments, is available for inspection at the Shareholder Information Desk situated in the Registration Area.

Resolution **Nine**

That the Articles of Association of the Company, produced to the meeting and initialled by the Chairman for the purposes of identification, be and are hereby adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles.

Explanation

This special resolution, if passed, will amend the Company's Articles of Association. The proposed amendments are to increase the maximum total aggregate fees facility for payment to non-executive Directors and to make provision for the use of electronic communications between the Company and its shareholders.

A copy of the Articles of Association, highlighting the proposed amendments, is available for inspection at the Shareholder Information Desk situated in the Registration Area.

Notes

Resolution **Ten**

That the Directors are authorised, in accordance with Section 95 of the Companies Act 1985, to allot equity securities for cash without first offering those equity securities to existing shareholders, as required by Section 89 of the Companies Act 1985. This power will last until the conclusion of the next Annual General Meeting. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,181,114.

Explanation

This resolution renews the Directors' power to issue equity securities for cash without having to offer these securities to existing shareholders first, as is required by section 89 of the Companies Act 1985. Equity securities are Ordinary Shares in the Company but they do not include shares which are allotted under employee share schemes. By exempting the Company from the requirements of section 89, the Directors will have greater flexibility to raise finance.

A rights issue would involve offering existing shareholders the opportunity to buy new shares in the Company. The number of shares which a shareholder can buy depends on the number he/she already owns.

Notes

Resolution **Eleven**

That the Company is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its Ordinary Shares of 65 5/19 pence each, but:

(a) the Company may not purchase more than 34,264,707 Ordinary Shares;

(b) the Company may not pay less than 65 5/19 pence for each Ordinary Share;

(c) the Company may not pay, in respect of each Ordinary Share, more than 5% over the average of the middle market price of the Ordinary Shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the Company agrees to buy the shares;

(d) this authority will last from today until the Company's next Annual General Meeting, but it will end on 23 October 2002 if the next Annual General Meeting has not been held by then; and

(e) the Company may agree, before the authority ends, to purchase Ordinary Shares where the purchase is or may be completed (fully or partly) after the authority ends.

Explanation

This resolution renews the authority granted at the Company's last Annual General Meeting. It allows the Company to buy back up to 34,264,707 of its Ordinary shares on the Stock Market. This equates to about 10% of the Ordinary Shares held by the Company's shareholders. The resolution sets out the lowest and highest prices that the Company can pay for the shares.

The Directors are committed to managing the Company's capital effectively. Purchasing the Company's own Ordinary Shares is one of the options that is kept under constant review. The Directors will only purchase the Company's own Ordinary Shares if they believe it is in the shareholders' best interest and will increase the earnings per share. In general terms, earnings per share is the amount of the Company's profit after tax divided by the number of Ordinary Shares held by the Company's ordinary shareholders.

Notes

Notes

Notes

Notes


The Environment is Our Business

www.severn-trent.com

Shareholders' Guidance Notes

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

The purpose of these guidance notes is to provide further information and explanation on the additional items to be considered at the company's Annual General Meeting.

Resolution 8 – Amendment to the Long Term Incentive Plan

The company's Long Term Incentive Plan ("LTIP") was developed in 1996 after a comprehensive review of executive Directors' remuneration and was approved by shareholders in July 1997. It formed, and continues to form, part of a policy framework aimed at remunerating senior executives at levels appropriate to the scope and complexity of their roles, as well as taking account of their performance.

The LTIP is a conventional performance share plan under which free shares are allocated annually to senior executives, subject to the condition that they will not normally become vested unless performance targets, measured over a three-year period, are satisfied. The performance measure which has been used since 1997 has been based on Total Shareholder Return ("TSR"), measured against a basket of comparator companies made up of a combination of regulated water, gas and electricity companies, as well as waste companies.

Earlier this year the Remuneration Committee of the Board (the "Committee") undertook a review of the remuneration structures within the organisation, to ensure that they continued to support the current business strategy and the interests of the company's shareholders.

As a result of that review the Committee concluded that changes should be made to the LTIP. The changes are considered necessary for two reasons. Firstly, to ensure that the LTIP continues to link rewards to the creation of long-term shareholder value and secondly, to ensure that the remuneration packages paid to senior executives are consistent with competitive practice.

Resolution 8 proposes that the maximum annual allocation of shares that can be made to any individual under the LTIP be increased from shares worth 50% of basic salary to shares worth 100% of basic salary. For the first awards, however, it is intended that no executive Director, other than the Group Chief Executive, will receive an award over shares worth more than 80% of basic salary. Tiering will apply so that less senior executives will normally receive lesser awards. The 100% cap will allow flexibility to deal with changing market conditions.

Shares subject to awards made under the LTIP will only vest if corporate performance targets are met. As part of the remuneration review the Committee looked at the performance measures that should apply to the LTIP to ensure that such measures are sufficiently demanding whilst also supporting the creation of shareholder value.

The Committee has concluded that for future awards the targets should be based on a combination of TSR and Economic Profit performance (as defined below) measured over a three-year period. It is intended that these new targets will strengthen the alignment with shareholders by placing a greater emphasis on sustained long term value creation throughout the business.

The Committee therefore intends that, subject to changes in the business environment in which the company operates, future awards will be subject to the following performance targets:

- no awards will vest unless the company's TSR, measured over a three-year period, would place it in at least median position as compared against the TSR of six comparator companies. The comparator companies are AWG plc, Kelda Group plc, Pennon Group plc, Shanks Group plc, United Utilities plc and Waste Recycling Group plc;

- thereafter the proportion of the awards that will vest will depend on Economic Profit performance measured over three years. Economic Profit is defined as profit, after a deduction for the cost of capital. The Economic Profit targets, which the Committee is satisfied are stretching, have been set after taking into account market expectations and the annual strategic planning process;

- for the Group Chief Executive, Group Finance Director and other executives with functional or group responsibilities, the number of shares which will vest will depend on the Economic Profit performance of the group;

- for executive Directors who are primarily responsible for the performance of business units, two thirds of their awards will depend on the Economic Profit performance of the group and one third will depend on the Economic Profit performance of the business units for which they are responsible; and

- for executives (other than executive Directors) who are primarily responsible for the performance of business units, their awards will depend on an appropriate balance of the Economic Profit performance of the group and the Economic Profit performance of their business units.

Furthermore no awards will vest unless the Committee is satisfied that the underlying performance of the company justifies the receipt of any shares.

In setting the Economic Profit targets the Committee has recognised the need that they be stretching. It is therefore their intention that they apply on the same basis as the current TSR targets (i.e. non-vesting for performance that is considered to be equivalent to below median and maximum payment for performance which is considered to be equivalent to upper quartile). Consequently maximum vesting will only occur when exceptional performance has been achieved.

Subject to the TSR target being satisfied, between 10% and 40% of an award will vest for achieving Economic Profit performance within a target zone, whilst 100% will vest for the achievement of maximum performance. A straight line basis will apply to determine the level of award that vests between these points.

The Directors believe that the proposed changes, which will strengthen the link between value creation and reward, will be in the best interests and for the benefit of the company's shareholders.

A copy of the LTIP highlighting the proposed amendments will be available for inspection from the date of the Notice of Annual General Meeting until the close of the Annual General Meeting, during business hours at the company's registered office and at the offices of Herbert Smith, the company's solicitors, at Exchange House, Primrose Street, London EC2A 2HS. A copy will also be available for inspection on 24 July 2001 from 1.30pm until the close of the company's Annual General Meeting at the International Convention Centre, Birmingham.

Resolution 9 – Amendments to the Articles of Association

A special resolution will be proposed to amend the Articles of Association of the company.

The proposed amendments are detailed below:

Non-executive Directors' Fees

The fees of non-executive Directors require to be reviewed more regularly to reflect their increasing workloads. Their additional responsibilities now include participation in more committees and certain of the principal subsidiary companies. It is also necessary to ensure that fees for non-executive Directors remain aligned with current market rates.

In line with this the Directors consider it appropriate to increase the aggregate limit. To avoid the requirement of reviewing and seeking to increase the cap again in the short term, it is proposed that Article 86 be amended by increasing the annual aggregate limit to £600,000.

Electronic Communications

Under the Electronic Communications Act 2000 that came into force last year, ministers were permitted to introduce regulations to authorise or facilitate the use of "electronic communications" between a company and its shareholders. The first of these is the Companies Act 1985 (Electronic Communications) Order 2000. The Order amends the provisions of the Companies Act 1985 that hindered or prevented the use of electronic communications between a company and its shareholders.

The definition of electronic communications covers communications by telephone, fax, e-mail and CD-ROM and is also broad enough to cover new methods which may be developed in the future. The changes mean that companies will be able to offer their shareholders the option to receive notices, including notices of company meetings, and other documents electronically and may also permit shareholders to lodge proxies by electronic means.

The new legislation includes provisions overriding companies' Articles of Association insofar as they would prevent a company from taking advantage of the new opportunities. The Directors, however, wish to make amendments to the company's Articles of Association for the sake of clarity and certainty. A key point for shareholders to note is that the changes will permit the company to take advantage of electronic communications but will not compel it to do so.

At present the company does not intend to use electronic communications to communicate with its shareholders. Additionally, shareholders cannot be compelled to accept notices or company information electronically. The Directors will seek the consent of each shareholder to the use of electronic communication between the company and themselves at the appropriate time.

The following is a summary of the principal changes proposed for the amended Articles of Association in relation to electronic communications:

Article 1(A) – Interpretation – This Article will include new definitions of "electronic communication" and "communication" which are drawn from the Electronic Communications Act 2000, and include communications in the form of telephone calls, faxes, e-mails and CD-Rom or DVD. There is also a definition of "address" for the purposes of electronic communication.

Article 77(C) – Voting personally or by proxy – This proposed new sub-Article provides that the Directors may allow the appointment of a proxy to be contained in an electronic communication, subject to such requirements as to authentication and other conditions and limitations as the Directors may think fit.

Article 78 – Deposit of proxy – The Articles presently provide that a company needs to see the original, or a certified copy, of the authority under which a proxy is executed. The proposed amendment replicates this requirement for a proxy given by electronic communication. The proposed amendment also provides that an appointment of a proxy can be deposited at the registered office or such other place as is specified in the notice convening the meeting or proxy appointment or it can be sent by electronic communication to the address specified for that purpose in the notice convening the meeting or proxy appointment or invitation to appoint a proxy.

Article 81 – Votes by proxy valid even though authority revoked – The proposed amendments to the existing Article 81 (to become 81(A)) provide that the appointment of a proxy, however sent, can be revoked by sending notice either electronically or depositing it at the registered office. The proposed new Article 81(B) provides that if more than one proxy is received in respect of the same shareholder, the proxy which is sent last is to be regarded as revoking and replacing any earlier proxy. If the company is unable to determine which was sent last, then it shall treat as valid the one which it received last, with a fall-back to treat both as invalid if this cannot be determined either.

Article 139 – Copy of accounts to be sent to members – The proposed amendments to this Article will enable copies of accounts and other statutory material to be sent electronically in addition to the current posting method.

Article 144 – Service of notice – The proposed addition of Article 144(A) will provide that notices to be given under the Articles can be given electronically. The proposed amendments to the existing Article 144 (to become 144(B)) provide that notices may be sent by the company by electronic means to an address notified by the shareholder for that purpose or may be given by posting the notices on a website and notifying the shareholder that they are there.

Article 145 – When the registered address is not in the United Kingdom – This Article provides that a shareholder whose registered address is outside the UK shall not be entitled to receive notices from the company unless he gives an address in the UK for that purpose. The proposed amendment will make clear that an address for the purposes of electronic communication will not constitute an address in the UK.

Article 146 – Evidence of service – The proposed amendments to this Article provide that the deemed date of delivery of an electronic communication is the same as for first class post (i.e. the next day after dispatch). It further provides that proof that a notice contained in an electronic communication was sent in accordance with the guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that notice was given.

Article 149(B) – Notice by advertisement and entitlement to notice – The proposed amendments to this Article mean that, in respect of notices of General Meetings, if electronic communication is unavailable, the company should use postal services and it is only permissible to use publication in a newspaper to give notice if postal services are unavailable.

Copies of the Articles of Association, highlighting the proposed amendments, will be available for inspection from the date of the Notice of Annual General Meeting until the close of the Annual General Meeting, during business hours at the company's registered office and at the offices of Herbert Smith, the company's solicitors, at Exchange House, Primrose Street, London EC2A 2HS. A copy will also be available for inspection on 24 July 2001 from 1.30 p.m. until the close of the company's Annual General Meeting at the International Convention Centre, Birmingham.

Form of Proxy

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

You can use this form to do either of the following:

i) appoint a proxy – please refer to the notes accompanying the Notice of Annual General Meeting (How to fill in the Form of Proxy);

ii) attend the Annual General Meeting – please bring this form with you to the meeting if possible. If you have already completed and posted the Form of Proxy you may still attend the meeting. Your status as a shareholder will be confirmed at the entrance. Please refer to the notes accompanying the Notice of Annual General Meeting (How to fill in the Form of Proxy).

If the name(s) or address shown are not correct, please amend the details below and return this form, or bring it with you to the meeting.

Please refer to the notes "How to fill in the Form of Proxy" accompanying the Notice of Annual General Meeting.
I/We hereby appoint the Chairman of the meeting or*

Name

Address

as my/our proxy to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of Severn Trent Plc to be held at 2.30pm on 24 July 2001 and at any adjournment thereof.

* Cross out "the Chairman of the meeting or" if you wish to appoint someone other than the Chairman of the meeting as your proxy and insert his or her name and address in the space provided (See Note 1 of How to fill in the Form of Proxy). Your proxy may vote or abstain as he or she chooses on any resolution on which you do not give instructions how to vote, and, unless instructed otherwise, on any additional business (including amendments to resolutions) which may properly come before the meeting.

I/We request my/our proxy to vote as indicated below on the following resolutions:

Ordinary Resolutions		For	Against
1	To receive the Report of the Directors and the audited accounts for the year ended 31 March 2001		
2	To declare a final dividend in respect of the year ended 31 March 2001 of 28.00 pence net for each Ordinary Share of 65 5/19 pence		
3	To re-appoint Mr J K Banyard, who retires by rotation, as a Director of the Company		
4	To re-appoint Mr B Duckworth, who retires by rotation, as a Director of the Company		
5	To re-appoint Mr E A Osborn, who retires by rotation, as a Director of the Company		
6	To re-appoint Dr J D G McAdam, who has been appointed since the last Annual General Meeting, as a Director of the Company* * Member of the Remuneration Committee		
7	To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to determine their remuneration		
8	To amend the Rules of the Severn Trent Long Term Incentive Plan		
Special Resolutions			
9	To amend the Company's Articles of Association		
10	To renew the authority of the Company to disapply the statutory pre-emption rights on allotment of shares		
11	To renew the authority of the Company to purchase its own shares		

Note: Forms of Proxy should be deposited at the office of the Registrar, Lloyds TSB Registrars, The Causeway, Worthing, BN99 6EF by 2.30pm on 22 July 2001. The postage is prepaid.

Please sign and date here

Signature **Date**

Third fold and tuck in edge

First fold

Response Licence No.
SEA 9433

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6EF

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Second fold

First fold

18 June 2001

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Dear Colleague,

I enclose a Form of Direction for our Annual General Meeting which is to be held at the International Convention Centre in Birmingham. The meeting will be held at 2.30pm on Tuesday 24 July 2001.

The Form allows you, as a member of the Severn Trent Profit Sharing Scheme, to direct the Trustee how to vote on a poll on your behalf. Please read carefully the guidance notes accompanying the Form of Direction.

Copies of the Annual Report and Accounts of Severn Trent Plc or the Annual Review and Summary Financial Statement, the Shareholders' Guidance Notes and the Notice of Annual General Meeting are also enclosed. The Notice of Annual General Meeting and the Shareholders' Guidance Notes give details of the resolutions to be voted on at the Annual General Meeting.

Yours sincerely,



David Arculus
Chairman

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc
Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the twelfth Annual General Meeting of Severn Trent Plc will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA on 24 July 2001 at 2.30pm for the following purposes:

To propose the following resolutions as ordinary resolutions

Resolution 1

To receive the Report of the Directors and the audited accounts for the year ended 31 March 2001.

Resolution 2

To declare a final dividend in respect of the year ended 31 March 2001 of 28.00 pence (net) for each Ordinary Share of 65 5/19 pence.

Resolution 3

To re-appoint Mr J K Banyard, who retires by rotation, as a Director of the Company.

Resolution 4

To re-appoint Mr B Duckworth, who retires by rotation, as a Director of the Company.

Resolution 5

To re-appoint Mr F A Osborn, who retires by rotation, as a Director of the Company.

Resolution 6

To re-appoint Dr J D G McAdam, who has been appointed since the last Annual General Meeting, as a Director of the Company.

Resolution 7

THAT Messrs PricewaterhouseCoopers be and are hereby re-appointed auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be determined by the Directors.

Resolution 8

THAT the Directors be and are hereby authorised to amend the Rules of the Severn Trent Long Term Incentive Plan so as to increase the market value of Severn Trent Ordinary Shares that may be placed under an award in any financial year from 50% of basic salary to 100% of basic salary and that the Directors be and are hereby authorised to do all acts and things that they consider to be necessary or expedient to implement this amendment.

To propose the following resolutions as special resolutions

Resolution 9

THAT the Articles of Association of the Company produced to the meeting and initialled by the Chairman for the purposes of identification be and are hereby adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

Resolution 10

THAT the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the conclusion of the next Annual General Meeting. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,181,114.

Resolution 11

THAT the Company is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its Ordinary Shares of 65$^{5}/_{19}$ pence each, but:

the Company may not purchase more than 34,264,707 Ordinary Shares;

the Company may not pay less than 65$^{5}/_{19}$ pence for each Ordinary Share;

the Company may not pay, in respect of each Ordinary Share, more than 5% over the average of the middle market price of the Ordinary Shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which Severn Trent agrees to buy the shares;

this authority will last from today until Severn Trent's next Annual General Meeting, but it will end on 23 October 2002 if the next Annual General Meeting has not been held by then; and

the Company may agree, before the authority ends, to purchase Ordinary Shares where the purchase is or may be completed (fully or partly) after the authority ends.

Registered Office:
2297 Coventry Road
Birmingham B26 3PU

Registered in England and Wales No. 2366619

By Order of the Board
P P Davies LL.B Solicitor
Group General Counsel and Company Secretary

18 June 2001

General notes

1. A member entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A Form of Proxy is enclosed with this notice.

2. Forms of Proxy should be deposited at the offices of the Registrar, Lloyds TSB Registrars, The Causeway, Worthing BN99 6EF not less than 48 hours before the time for holding the meeting.

3. An employee whose shares are held by the Trustee under the Free and Matching Offers is not entitled to attend the Annual General Meeting in respect of those shares. He or she will, however, be able to attend the Annual General Meeting by virtue of holding shares registered in his/her own name. In respect of shares held in the name of the Trustee, the employee can, however, instruct the Trustee how to vote on his/her behalf on any resolution set out in the Notice of Annual General Meeting should the resolution be put to a formal vote at the meeting on a poll. A voting direction form will be sent to those employees concerned. Voting direction forms should be returned to the address on the reverse of the form so as to be received not later than 2.30pm on 17 July 2001. The foregoing does not apply to any shares held by an employee which are registered in his/her name.

4. To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm on 22 July 2001. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

Guidance on completing the Form of Direction

1. The shares which were allocated to you in August 1998 and/or August 1999 and/or July 2000 under the Free and Matching Offers to employees are held on your behalf by Severn Trent Water Share Scheme Trustees Limited.

2. As a member of the Severn Trent Share Schemes you are entitled to direct the Trustee how to vote on a poll on your behalf at the Annual General Meeting which is to be held on 24 July 2001, and at any adjournment thereof, by completing the Form of Direction for the Annual General Meeting.

3. The Form of Direction refers to the resolutions to be proposed at the Annual General Meeting. Further details of these may be found in the Notice of Annual General Meeting, a copy of which is enclosed for your information.

4. If you wish to direct the Trustee how to vote on a poll on your behalf you may do so by placing a tick in the appropriate box 'For' or 'Against' in respect of each resolution. If all the members of the Severn Trent Share Schemes direct the Trustee to vote either 'For' or 'Against' a resolution, the Trustee may vote on that resolution on a show of hands. Otherwise the Trustee may only vote on a poll. The Trustee is not obliged to call for a poll.

5. You should, on completing the Form of Direction, sign it and return it to the address on the reverse of the Form so that it is received not later than 2.30pm on 17 July 2001.

6. If the Form of Direction is returned, in the absence of instructions, the Trustee may vote or abstain from voting as it thinks fit on the specified resolutions and, unless instructed to the contrary, on any other business (including amendments to resolutions) which may properly come before the meeting. If the Form of Direction is not returned, the Trustee will not vote on your behalf.

7. This Form of Direction relates only to the shares held on your behalf by the Trustee. If, in addition, you hold shares which: a) you have purchased or b) were released to you from Trust, you will receive a Form of Proxy relating to those shares. You are entitled to complete and return both the Form of Proxy and the Form of Direction.

Form of Direction


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

50481

MISS SARAH HELEN PARISH
428 LICHFIELD ROAD
FOUR OAKS
SUTTON COLDFIELD
WEST MIDLANDS
B74 4BL

As a participant in the Severn Trent Share Schemes I hereby direct the Trustee of the Schemes to vote on my behalf at the Annual General Meeting to be held on 24 July 2001 and at any adjournment thereof, in the manner set out below:

Please see the guidance notes for completing this Form of Direction which accompany the letter from the Chairman and the copy of the Notice of Annual General Meeting.

Ordinary Resolutions		For	Against
1	To receive the Report of the Directors and the audited accounts for the year ended 31 March 2001		
2	To declare a final dividend in respect of the year ended 31 March 2001 of 28.00 pence net for each Ordinary Share of 65⁵⁄₁₉ pence		
3	To re-appoint Mr J K Banyard, who retires by rotation, as a Director of the Company		
4	To re-appoint Mr B Duckworth, who retires by rotation, as a Director of the Company		
5	To re-appoint Mr F A Osborn, who retires by rotation, as a Director of the Company		
6	To re-appoint Dr J D G McAdam, who has been appointed since the last Annual General Meeting as a Director of the Company * Member of the Remuneration Committee		
7	To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to determine their remuneration		
8	To amend the Rules of the Severn Trent Long Term Incentive Plan		
Special Resolutions			
9	To amend the Company's Articles of Association		
10	To renew the authority of the Company to disapply the statutory pre-emption rights on allotment of shares		
11	To renew the authority of the Company to purchase its own shares		

3127LF01.AA1/3/00000641/L6

Note: This Form of Direction should be returned to Severn Trent Water Share Scheme Trustees Limited c/o Lloyds TSB Registrars at the address overleaf so as to be received not later than 2.30pm on 17 July 2001.

Please sign and date here

Signature	Date

First fold

Third fold and tuck in edge

Response Licence No.
SEA 9433

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6EF

PSS


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Second fold

First fold

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

New products and services

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quoting Shareholder offer

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With Platinum central heating insurance, your boiler, controls and system are covered against breakdown. In addition to this your boiler will also receive a comprehensive annual service. Join now and you'll receive £15 cashback.**

Call 0800 042 42 44 quoting STWS

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Switch to Severn Trent Talks and you can save up to 50% on national rate phone calls, 33% on local calls and up to 90% on international calls.*** And you'll receive £15 cashback.

Call 0800 042 42 45
quoting Shareholder offer

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Plumbing emergency cover from Home Service
Take out emergency cover for your internal plumbing and internal and external drains from Home Service for just £46.95 a year and you'll receive £5 cashback.

Call 0800 042 42 46 quoting STJP13C

All offers only valid for households in mainland Britain. Cashback not payable to an existing customer of a service. Not to be used in conjunction with any other offer.

*   Applications can only be accepted from households on the Transco national gas network.

** This cover is available for conventional domestic boilers under 15 years old and combination/condensing domestic

4 December 2001

Interim Results for the six months to 30 September 2001

STRONG PERFORMANCE FROM GROWTH BUSINESSES, WHILE SEVERN TRENT WATER CONTINUES TO OUTPERFORM

Financial and operating highlights:

GROUP:

- Turnover up 13.4% to £896.7 million
- PBITA before exceptional items up 10.6% to £210.6 million
- Net exceptional costs of £13.5 million
- Half year dividend 17.34p, up 2%
- Adjusted EPS 32.3p, up 5.6%
- 68.1% lift in PBITA from growth businesses
- Severn Trent rated as world utility leader in Dow Jones Sustainability World Index

SEVERN TRENT WATER:

- Turnover up 1.1% to £447.0 million
- PBIT £169.2 million (£168.1 million)
- Direct operating costs reduced by £2.0 million (£6.0 million in real terms) to £172.6 million, cumulative savings £8 million ahead of OFWAT target
- CAPEX £140.2 million with 7% efficiency gains above the OFWAT target

GROWTH BUSINESSES:

Biffa:

- Turnover up 64.9% to £252.4 million
- PBITA up 120.4% to £35.7 million
- Underlying growth estimated at around 11%
- UK Waste integration substantially completed, on track to deliver £15 million pa of synergies

Severn Trent Services:

- Turnover up 12.4% to £189.1 million
- PBITA up 14.6% to £18.1 million
- Continued growth in Analytical Services
- Strong recovery in Water Purification

David Arculus, Chairman Severn Trent Plc, said:

"We have continued actively and successfully to implement our business strategy to establish Severn Trent as a leading environmental services business. Whilst Severn Trent remains committed to the equity model for the water industry we watch with interest the development of alternative financing structures and the regulatory response. The problem for the industry remains the low return on capital that the Company is allowed if it achieves the Regulator's operating and capital targets.

"Looking ahead, Severn Trent continues to be well supported by the stable earnings profile of our water business, while enjoying the benefits of the platform for growth we have built with our waste and services businesses."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"Our growth businesses, Biffa and Severn Trent Services, both produced good results and benefited from integration of business acquisitions completed in the second half of last year. We are particularly pleased with the success of our acquisition of UK Waste in September 2000.

"While Severn Trent is well positioned in its chosen markets, there are key issues in both the waste and water industries that need to be resolved. In waste we welcome the Government's initiatives announced at the recent waste summit and look forward to faster progress in moving from low cost waste disposal to a planned resource management activity as the UK catches up with Europe's recycling levels. In water, the key challenge for government, regulators and the industry is to co-operate fully to develop a long-term water strategy which will help determine among other issues, how to provide a proper balance for the role of equity and debt."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Costin Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4429
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Simon Holberton Catherine Bertwistle	Brunswick Group	020 7404 5959

Chairman's statement

Over the past six months we have continued to actively and successfully implement our business strategy to establish Severn Trent as a leading environmental services business.

Our growth businesses, Biffa and Severn Trent Services, both produced good results and benefited from integration of business acquisitions completed in the second half of last year. We are particularly pleased with the success of our acquisition of UK Waste in September 2000. The results from the enlarged business have fully lived up to our expectations, achieving underlying growth at the same time as delivering the anticipated synergies.

Severn Trent Water again met the challenge of delivering further cost efficiencies whilst maintaining high standards of service to its customers and improvements to the environment. Despite another 1% real reduction in average prices charged to water customers from 1 April 2001, profit before interest and tax was marginally higher than achieved in the corresponding period last year.

We are actively pursuing opportunities to exploit our growing capability as a group to deliver a broad range of environmental solutions to customers in the UK. In this way we can create value from our developing reputation in the environmental business community, which was recently acknowledged in the Dow Jones Sustainability World Index where we were rated first for social, environmental and economic performance amongst utilities world-wide.

Group results

Group turnover was £896.7 million, an increase of 13.4% over the first half of last year. Group profit before interest, taxation, goodwill amortisation and exceptional items was £210.6 million, £20.1 million (10.6%) higher than in the corresponding period last year. After goodwill amortisation of £12.4 million (first six months 2000/01 £4.5 million) and interest charges of £80.4 million (£73.2 million) profit before tax and exceptional items was £117.8 million (£112.8 million), an increase of 4.4%.

Net exceptional costs of £13.5 million arose in Severn Trent Systems, as we made progress with the repositioning of the business which we announced a year ago. Consequently, profit before tax for the half year was £104.3 million (£112.8 million).

The charge for current taxation was £7.1 million (£7.9 million). In compliance with FRS 19, the group has for the first time provided for deferred taxation, giving rise to a charge of £34.1 million (£32.0 million) and a provision in the Balance Sheet amounting to £357.5 million. The results for the prior year and prior half-year have been restated to reflect the application of FRS 19. Neither the charge for deferred taxation nor the provision will impact upon the future cash flows of the group. Profit after tax and minority interests was £63.0 million (£72.9 million).

Basic earnings per share for the half year was 18.4 pence (21.3 pence) or 32.3 pence (30.6 pence) before exceptional items and deferred taxation.

Net debt at 30 September 2001 was £2329 million. Gearing was 101.6%. Interest cover was maintained at a healthy level, with net interest charges covered 4.4 times by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Dividend

The Board has declared an interim dividend of 17.34 pence per share (17.0 pence), to be paid on 8 April 2002.

Following the announcement of the OFWAT price determination for the period 2001-2005, the Board stated its intention that for the period up to 31 March 2005, barring unforeseen circumstances, dividends per share would as a minimum be maintained at the same level as was paid for the year ended 31 March 2000, ie a full year dividend of 45.0 pence.

The Board now considers that the increase in the interim dividend is appropriate given the growth in profits from Biffa and Severn Trent Services and the outperformance achieved by Severn Trent Water against the efficiency targets built into the regulatory price determination.

Leadership in Environmental Services

Severn Trent is strongly committed to achieving exacting environmental standards within its own operations. This is both a business value in its own right and a pre-requisite to establishing the group's credentials as a leading supplier of environmental services. Progress continues on broadening our customer base by marketing more pro-actively the Group's broader environmental capabilities.

We are therefore delighted that Innovest, the US based institutional investment research firm, gave Severn Trent the only AAA rating awarded in the water, wastewater and solid waste sector. Severn Trent is included in the FTSE4Good UK, European and Global indices.

Water

Severn Trent Water's profit before interest and tax for the half year was £169.2 million (£168.1 million).

Turnover was £447.0 million (£442.3 million). The 1.1% increase was less than that allowed under the regulatory formula (RPI –K), amounting to 2.2%. Direct operating costs of the regulated water business were £172.6 million, £2.0 million lower than in the corresponding period last year. This 1.1% reduction was achieved despite inflation of 2.3% and the impact of the climate change levy and additional operating costs associated with new investment schemes, equivalent to another 1.7%. Gross cost efficiencies achieved amounted to £9.0 million equivalent to 5.2%.

The programme for reducing costs in Severn Trent Water has continued to make good progress and since the beginning of AMP3 is now cumulatively £8 million ahead of the OFWAT target. On a like-for-like basis headcount has been reduced by over 1100 since the end of November 1999 when our intention to restructure was announced in response to the OFWAT price determination. In addition, important savings have also been made in a number of bought in commodities and services including power, chemicals, IT costs, transport and accommodation.

With the significant reduction in headcount, the decision was taken to close a number of local offices and consolidate onto fewer, larger sites. This process has now been completed and has resulted in significant savings, as well as income from the sale of the surplus sites.

Depreciation charges for the half-year were £105.3 million (£100.7 million).

Capital expenditure in Severn Trent Water amounted to £140.2 million and is expected to be around £350 million for the full year. This amount is slightly less than the amount originally budgeted for the period and resulted principally from the impact of the foot-and-mouth epidemic which prevented access to farmland in much of the company's area for virtually the whole of the six month period. This lack of access has resulted in scheme delays, some of which will be made up in the second half year. Foot-and-mouth also impacted many operational activities, such as biosolids disposal, meter reading and burst repairs. Despite the slippage in capital expenditure, the company is confident that regulatory physical outputs and scheme completions will be achieved. The capital investment programme continues to be delivered very efficiently, with 7% efficiency gains over and above the target set by OFWAT.

The capital investment programme has delivered clear benefits for customers. The initial phase of the Derby Sewage Works reconstruction, the biggest single scheme in the AMP3 period, has been commissioned at a cost of £30 million. Improvements at Goscote sewage treatment works and Leicester Northgates combined sewer overflows cost £3.2 million and £4.1 million respectively, and £4.0 million was invested to improve flooding and pollution controls at Pershore. A continued high level of capital investment is essential to the achievement of the high quality water and sewerage services Severn Trent Water delivers to its customers. Overall compliance with water quality standards has been sustained at above 99.9% for the half-year, and sanitary standards for waste water were maintained at 100%.

We continue to press for government departments and the regulatory bodies to develop a long-term vision for the water industry to ensure that we can fully embrace all aspects of the sustainability agenda. We believe such a vision would provide greater clarity for the company and all its stakeholders; suppliers would have a better understanding of investment needs; customers would have greater certainty about service levels and prices; and investors would be provided with a greater degree of certainty than is currently available to them.

Over the last two years, through its Severn Trent Retail Services subsidiary, the company has developed a range of non-regulated service offerings to generate further value from the Severn Trent brand. These now include energy supplies, a fixed price telecommunications service, insurance products, and provision of data to conveyancing solicitors. Market reaction to these products has been encouraging. Together with Severn Trent Utility Services, which is responsible for marketing selected Severn Trent Water core capabilities, these businesses are contributing to the company's growth agenda.

Waste

Biffa's profit before interest, taxation and goodwill amortisation, for the half-year was £35.7 million (£16.2 million). After goodwill amortisation of £7.7 million, profit before interest and taxation was £28.0 million (£15.8 million). Performance from the UK business was excellent, reflecting underlying growth in addition to the benefit of the acquisition of UK Waste.

In the UK, turnover of £230.6 million was up 73.5% . Profit before interest, taxation and goodwill amortisation was up 140.8% to £35.4 million. Whilst this increase reflected the significant contribution from UK Waste, which was not included in the corresponding period last year, we estimate that the enlarged Biffa achieved underlying profit growth of around 11%, maintaining its track record of growing profits in the UK in eight of the last nine years. In addition, the results from the enlarged business benefited from an estimated £7 million of synergies in the half-year, derived from the integration of UK Waste. We remain confident that savings of at least £15 million will be achieved in a full year once the integration has finally been completed around the end of the year. These synergies contributed significantly to the increase in profit margin on sales (before interest, taxation and goodwill amortisation) to 15.4% (11.1%).

With the UK Waste business now substantially integrated into Biffa, divisional performance comparisons on a like for like basis with the first half of last year are not possible. However, the scale of profit increase in all three divisions was such as to clearly indicate continued underlying growth in all three divisions in the UK.

Industrial and commercial collection volumes were up 61% and average unit revenues increased by 5.5%. The much smaller municipal collection division also produced a good performance, and with the majority of synergy benefits arising in the Collection division, overall profit before interest, taxation and goodwill amortisation was up 101%.

Landfill volumes were up 46% with the benefit of UK Waste (3% up on a like-for-like basis), and average unit revenues were up 35%. The increase reflected the higher average unit revenues achieved in the acquired UK Waste landfills where 70% of volumes are secured on long-term contracts, and the benefit of providing the fast response required to deal with waste emanating from the foot-and-mouth outbreak. 55% of volumes into the enlarged landfill division are now either on long term contracts or arising from our own collection activities. Profit from the Landfill division, before interest, taxation and goodwill amortisation, was up 147%.

The Special Waste division, which includes the important power generation activity, achieved a 200% increase in profit before interest, taxation and goodwill amortisation.

The waste market in the UK continues to develop. As local authorities seek to meet the demands placed upon them by the introduction of the Landfill Directive, Biffa is responding to an increasing number of tenders for integrated municipal waste services. We are also working with some of our big industrial customers to explore alternative means of disposal for their hazardous waste streams. However, we are concerned about the slow pace at which European Waste Directives are being implemented here in the UK. Biffa's ability to capture new business opportunities depends critically on timely implementation of new waste legislation.

In Belgium, Biffa's profit before interest, taxation and goodwill amortisation fell by £1.2 million to £0.3 million. This result was attributable to problems in the Collection division. Disposal costs increased sharply as restrictions on Flemish landfill sites necessitated the use of more expensive disposal options. After the difficult market conditions experienced last year, results from the landfill operations in Belgium stabilised, with volumes in the period being in line with the second half of last year.

Services

Severn Trent Services' profit before interest, taxation and goodwill amortisation was £18.1 million (£15.8 million), an increase of 14.6% over the first half of last year.

After several years of growth generated by a significant programme of acquisitions, the focus has now turned to organic growth and margin improvement. Only one acquisition was completed in the half year, a small addition to the Purification division.

Turnover in the half-year totalled £189.1 million (£168.3 million). Some 85% of Severn Trent Services' turnover arose in the USA, which continues to be the focus of the business' activities. Excluding the impact of exchange rate variances and businesses acquired part way through last year, Services turnover in the USA showed a small underlying increase.

After eliminating our share of associated undertakings' profit, where the corresponding turnover is not consolidated into our results, the profit margin on sales (before interest, taxation and goodwill amortisation) improved to 7.3% (7.1%).

Turnover in analytical services, the largest division, increased by 15.4% to £85.4 million, with the USA growing 17.2% to £75.7 million and the UK up 7.4%. We have broadened our product offering in the USA to encompass sampling equipment services and supplies in addition to the laboratory testing which forms the heart of the operation. The good half-year result in the USA was achieved despite some downturn in the federal related segment of the market, driven by delays in finalising budget allocations following the change in Administration.

Turnover in operating services at £57.5 million was in line with the first half of last year. A 4.1% increase in the USA to £48.2 million was offset by a reduction in the UK and Europe. Aquafin, our associated undertaking in Belgium which provides sewerage services for Flanders, achieved another good result in the half-year. We also continue to be particularly encouraged by the performance and potential of our business in Italy.

Turnover in the purification division was up 25.9% to £46.2 million. In the USA, turnover grew 58.3%, an encouraging recovery as the strong order book generated at the end of last year was converted to billable sales in this period. Turnover in the UK reduced following the decision to exit certain lower margin business, coupled with lower sales to Severn Trent Water.

Severn Trent Services' primary market is the USA, where its headquarters and most of its operations are located. The events of 11 September have inevitably damaged the short-term prospects for the US economy, which were already uncertain.

Systems

As we announced last year, we are repositioning our Systems business. We are making progress with the transition: Stoner Associates was sold in May for an exceptional profit of £8 million and we continue to examine the strategic options for our other software products, Work Management and CIS-Open Vision. We have confirmed the role of the IT Services division as a valuable group resource, developing systems and applications to provide other Severn Trent companies with competitive advantage within their markets.

Turnover in Severn Trent Systems was £31.6 million for the half year, 19.8% lower than in the corresponding period. The business generated a £5.0 million loss (£2.6 million loss) before interest, taxation, goodwill amortisation and exceptional items.

As we indicated at our annual general meeting, we have continued to experience problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. We have provided £21.5 million as an exceptional charge in the half-year's accounts to cover the anticipated costs of completing these loss making contracts. We will rigorously pursue our entitlements under these contracts. The net impact of exceptional items on the half-year results, including the profit from the sale of Stoner

Associates, was £13.5 million. Despite problems in the USA, the system has been successfully implemented in other locations, not least in the UK for Severn Trent Water.

We anticipate that a further small trading loss before interest and tax will arise from Severn Trent Systems in the second half of the year.

Property, Engineering Consultancy and Insurance

Severn Trent Property, together with Charles Haswell & Partners and Derwent Insurance, the group's captive insurance company, produced a £0.1 million loss before interest and taxation in the half year (£0.4 million profit).

Although no new buildings were completed in the period at DIRFT, Severn Trent Property's largest development site at Daventry, Northants, a new office building for Cable & Wireless was successfully completed at Thorpe Park, Leeds. Agreement was also reached with IBM for a new 32,000 sq ft facility at this location, which is due for completion in the current financial year.

Charles Haswell & Partners achieved a very significant increase in its business with external clients, more than offsetting a reduction in work undertaken for Severn Trent Water.

Management

We were very pleased to announce the appointment of Alan Perelman as Group Finance Director designate from 1 October 2001. Alan Perelman, who was formerly Group Finance Director of Whitbread PLC, will succeed Alan Costin as Group Finance Director on 5 December 2001. After nine and a half years with Severn Trent, Alan Costin will retire from the Board on 21 December. We thank Alan for his invaluable contribution to the development of our Group.

We were also very pleased to announce the appointment of Marisa Cassoni as a non-executive director of Severn Trent Plc with effect from 1 September 2001. Marisa is Group Finance Director of Consignia Plc.

Outlook

At a time when many businesses are severely impacted by events beyond their control, Severn Trent continues to benefit from the stability of our water and sewerage operations. Biffa is well positioned to benefit from the legislative changes that will continue to drive the development of the UK waste industry. Whilst economic uncertainty, particularly in the USA, will have some impact upon second half results from Severn Trent Services, the business has a solid base from which to take advantage of the good growth potential offered by our chosen markets.

Alternative financing structures are emerging amongst regulated water companies in the UK. Whilst we remain committed to the equity model, and are encouraged by recent statements on this subject by the regulator, we constantly pursue ways of achieving financial efficiency consistent with the long-term capital requirements of the business.

We will continue to pursue the enhancement of shareholder value through the growth of our waste and services businesses and outperformance by Severn Trent Water against the efficiency targets built into the current OFWAT price determination.

David Arculus
Chairman

Group profit and loss account
Six months ended 30 September 2001

	Notes	**Unaudited 6 months to 30 Sept 01 £m**	Unaudited 6 months to 30 Sept 00 (restated) £m	Audited Year ended 31 March 01 (restated) £m
Turnover: group and share of joint ventures		**899.1**	792.9	1,685.9
Less: share of joint ventures' turnover		**(2.4)**	(2.1)	(4.3)
Turnover	2	**896.7**	790.8	1,681.6
Operating costs before goodwill amortisation and exceptional costs		**(690.9)**	(604.5)	(1,290.2)
Goodwill amortisation		**(12.4)**	(4.5)	(17.4)
Exceptional contract costs	3	**(21.5)**	-	-
Exceptional restructuring costs	3	**-**	-	(15.5)
Total operating costs		**(724.8)**	(609.0)	(1,323.1)
Operating profit		**171.9**	181.8	358.5
Share of operating profit of joint ventures and associates		**4.8**	4.2	8.8
Exceptional profit on disposal of business	3	**8.0**	-	-
Profit before interest, goodwill and exceptional items	2	**210.6**	190.5	400.2
Goodwill amortisation	2	**(12.4)**	(4.5)	(17.4)
Profit before interest and exceptional items	2	**198.2**	186.0	382.8
Exceptional costs	2	**(21.5)**	-	(15.5)
Exceptional profits	2	**8.0**	-	-
Profit before interest	2	**184.7**	186.0	367.3
Net interest payable		**(80.4)**	(73.2)	(161.1)
Profit after interest before exceptional items		**117.8**	112.8	221.7
Exceptional items	2	**(13.5)**	-	(15.5)
Profit on ordinary activities before taxation		**104.3**	112.8	206.2
Taxation on profit on ordinary activities				
- current tax	4	**(7.1)**	(7.9)	(12.4)
- deferred tax	4	**(34.1)**	(32.0)	(52.4)
Total taxation	4	**(41.2)**	(39.9)	(64.8)
Profit on ordinary activities after taxation		**63.1**	72.9	141.4
Equity minority interests		**(0.1)**	-	(0.4)
Profit for the financial period		**63.0**	72.9	141.0
Dividends (including non-equity dividends)	6	**(59.5)**	(58.4)	(154.5)
Retained profit/(loss)		**3.5**	14.5	(13.5)

Earnings per share (pence)				
Basic	5	**18.4**	21.3	41.2
Diluted	5	**18.3**	21.2	41.0
Adjusted basic before exceptional items and deferred tax	5	**32.3**	30.6	61.0
Adjusted diluted before exceptional items and deferred tax	5	**32.1**	30.5	60.7

The results for the six months ended 30 September 2000 and the year ended 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1).

All items dealt with in arriving at operating profit relate to continuing activities.

Group balance sheet
At 30 September 2001

	Unaudited 30 Sept 01	Unaudited 30 Sept 00 (restated)	Audited 31 March 01 (restated)
	£m	£m	£m
Fixed assets			
Intangible assets			
Goodwill	**450.8**	435.6	466.6
Tangible assets	**4,815.7**	4,798.3	4,815.6
Investments in joint ventures			
Share of gross assets	**7.1**	5.1	6.6
Share of gross liabilities	**(5.4)**	(4.5)	(5.4)
Loans to joint ventures	**2.7**	4.6	3.8
	4.4	5.2	5.0
Investment in associates	**17.8**	15.8	17.2
Other investments	**3.7**	3.4	5.4
Total investments	**25.9**	24.4	27.6
	5,292.4	5,258.3	5,309.8
Current assets			
Stocks	**97.3**	81.9	82.6
Debtors	**427.0**	420.4	414.7
Short-term deposits	**73.7**	25.8	81.0
Cash at bank and in hand	**13.1**	16.2	35.0
	611.1	544.3	613.3
Creditors: amounts falling due within one year	**(1,106.5)**	(990.4)	(1,444.0)
Net current liabilities	**(495.4)**	(446.1)	(830.7)
Total assets less current liabilities	**4,797.0**	4,812.2	4,479.1
Creditors: amounts falling due after more than one year	**(2,038.5)**	(2,090.9)	(1,770.0)
Provisions for liabilities and charges	**(466.3)**	(406.8)	(418.0)
Net assets	**2,292.2**	2,314.5	2,291.1
Capital and reserves			
Called up share capital	**224.0**	232.6	223.6
Share premium account	**24.1**	19.1	20.2
Capital redemption reserve	**156.1**	147.0	156.1
Profit and loss account	**1,886.7**	1,915.5	1,890.0
Total shareholders' funds	**2,290.9**	2,314.2	2,289.9
Equity shareholders' funds	**2,290.9**	2,305.1	2,289.9
Non-equity shareholders' funds	**-**	9.1	-
Minority shareholders' interest (equity)	**1.3**	0.3	1.2
	2,292.2	2,314.5	2,291.1

The balance sheets at 30 September 2000 and 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1).

Group cash flow statement
Six months ended 30 September 2001

	Notes	Unaudited 30 Sept 01 £m	Unaudited 30 Sept 01 £m	Unaudited 30 Sept 00 £m	Unaudited 30 Sept 00 £m	Audited 31 March 01 £m	Audited 31 March 01 £m
Net cash inflow from operating activities	8		**347.6**		303.7		617.8
Dividends received from associates and joint ventures			**1.2**		1.3		1.0
Returns on investments and servicing of finance			**(70.7)**		(50.0)		(126.8)
Taxation			**(6.8)**		(1.3)		(6.4)
Capital expenditure and financial investment			**(159.5)**		(196.0)		(365.7)
Acquisitions and disposals			**17.0**		(404.6)		(427.9)
Equity dividends paid			**(58.2)**		(57.9)		(153.7)
Net cash inflow/(outflow) before use of liquid resources and financing			**70.6**		(404.8)		(461.7)
Management of liquid resources			**7.3**		10.0		(44.9)
Financing							
(Decrease)/increase in debt		**(107.1)**		362.6		515.7	
Redemption of shares		**-**		-		(9.1)	
Issue of shares		**3.4**		5.8		6.7	
			(103.7)		368.4		513.3
(Decrease)/increase in cash			**(25.8)**		(26.4)		6.7

Reconciliation of net cash flow to movement in net debt

	Notes	Unaudited 30 Sept 01 £m	Unaudited 30 Sept 00 £m	Audited 31 March 01 £m
(Decrease)/increase in cash (as above)		**(25.8)**	(26.4)	6.7
Cash flow from movement in net debt and financing		**107.1**	(362.6)	(515.7)
Cash flow from movement in liquid resources		**(7.3)**	(10.0)	44.9
Change in net debt resulting from cash flows		**74.0**	(399.0)	(464.1)
Net cash assumed with acquisitions		**-**	13.8	13.7
Movement in rolled up interest on finance leases		**7.4**	(7.3)	(14.4)
Movement in rolled up interest on debt		**(0.5)**	-	(0.3)
Currency translation differences		**0.3**	(0.2)	(6.0)
Decrease/(increase) in net debt		**81.2**	(392.7)	(471.1)
Opening net debt		**(2,410.5)**	(1,939.4)	(1,939.4)
Closing net debt	7	**(2,329.3)**	(2,332.1)	(2,410.5)

Reconciliation of movements in shareholders' funds
Six months ended 30 September 2001

	Unaudited 30 Sept 01	Unaudited 30 Sept 00 (restated)	Audited 31 March 01 (restated)
	£m	£m	£m
Profit for the financial period	**63.0**	72.9	141.0
Dividends (including non-equity)	**(59.5)**	(58.4)	(154.5)
	3.5	14.5	(13.5)
Other recognised gains and losses relating to the period	**(9.9)**	13.8	25.7
Shares issued	**4.3**	5.8	6.7
Redemption of shares	**-**	-	(9.1)
Goodwill previously written off to reserves recognised through profit on disposal of business	**3.1**	-	-
Net addition to shareholders' funds	**1.0**	34.1	9.8
Opening shareholders' funds	**2,289.9**	2,280.1	2,280.1
Closing shareholders' funds	**2,290.9**	2,314.2	2,289.9

The reconciliation of movements in shareholders funds for the six months ended 20 September 2000 and the year ended 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1).

Notes

1 Basis of preparation

The unaudited interim results for the six months ended 30 September 2001 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2001, as set out in the financial statements of the group, except for the adoption in the period of two new financial reporting standards, FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax', which the group will adopt in its full year accounts to 31 March 2002. FRS 19 introduces a form of full provisioning for deferred tax replacing the partial provision method previously followed under SSAP 15.

The profit and loss account, balance sheet and reconciliation of movements in shareholders' funds have been amended to reflect the adoption of FRS 19. The prior period figures have been restated to reflect a full provision for deferred tax on timing differences. As a consequence, a prior year adjustment has introduced a deferred tax provision of £266.6 million at 31 March 2000 with a corresponding reduction in shareholders' funds. The tax charge for the year ended 31 March 2001 increased by £52.4 million (of which £32.0 million was the impact on the interim results to 30 September 2000) and the tax charge in the period to 30 September 2001 increased by £34.1 million as a result of adopting the new policy. An additional £5.3 million of goodwill has been capitalised in respect of prior-year acquisitions as a result of the implementation of FRS 19. As permitted by the Standard, discounting has been applied.

The adoption of FRS 18 has had no impact on the group's financial statements.

The comparative figures for the year ended 31 March 2001 and other financial information contained herein do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2001, incorporating an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other - principally USA & Europe		Group	
Six months ended 30 September	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Group turnover						
Water and sewerage	**447.0**	442.3	**-**	-	**447.0**	442.3
Waste management	**230.6**	132.9	**21.8**	20.2	**252.4**	153.1
Services	**20.8**	24.5	**168.3**	143.8	**189.1**	168.3
Systems	**26.9**	30.7	**4.7**	8.7	**31.6**	39.4
Property, Engineering consultancy and Insurance	**16.0**	27.9	**-**	-	**16.0**	27.9
Inter segment trading	**(39.4)**	(40.0)	**-**	(0.2)	**(39.4)**	(40.2)
	701.9	618.3	**194.8**	172.5	**896.7**	790.8
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**169.2**	168.1	**-**	-	**169.2**	168.1
Waste management	**35.4**	14.7	**0.3**	1.5	**35.7**	16.2
Services	**0.1**	(0.8)	**18.0**	16.6	**18.1**	15.8
Systems	**1.4**	0.5	**(6.4)**	(3.1)	**(5.0)**	(2.6)
Property, Engineering consultancy and Insurance	**(0.1)**	0.4	**-**	-	**(0.1)**	0.4
Unrealised profit on inter segment trading	**(1.0)**	(1.6)	**-**	-	**(1.0)**	(1.6)
Corporate overheads	**(6.3)**	(5.8)	**-**	-	**(6.3)**	(5.8)
	198.7	175.5	**11.9**	15.0	**210.6**	190.5
Goodwill amortisation	**(8.0)**	(0.6)	**(4.4)**	(3.9)	**(12.4)**	(4.5)
Group profit before interest and exceptional items						
Water and sewerage	**169.2**	168.1	**-**	-	**169.2**	168.1
Waste management	**27.7**	14.3	**0.3**	1.5	**28.0**	15.8
Services	**(0.2)**	(1.0)	**13.6**	12.8	**13.4**	11.8
Systems	**1.4**	0.5	**(6.4)**	(3.2)	**(5.0)**	(2.7)
Property, Engineering consultancy and Insurance	**(0.1)**	0.4	**-**	-	**(0.1)**	0.4
Unrealised profit on inter segment trading	**(1.0)**	(1.6)	**-**	-	**(1.0)**	(1.6)
Corporate overheads	**(6.3)**	(5.8)	**-**	-	**(6.3)**	(5.8)
	190.7	174.9	**7.5**	11.1	**198.2**	186.0
Exceptional items						
Exceptional contract costs - Systems	**-**	-	**(21.5)**	-	**(21.5)**	-
Profit on disposal of business - Systems	**-**	-	**8.0**	-	**8.0**	-
	-	-	**(13.5)**	-	**(13.5)**	-

Group profit before interest

Water and sewerage	**169.2**	168.1	**-**	-	**169.2**	168.1
Waste management	**27.7**	14.3	**0.3**	1.5	**28.0**	15.8
Services	**(0.2)**	(1.0)	**13.6**	12.8	**13.4**	11.8
Systems	**1.4**	0.5	**(19.9)**	(3.2)	**(18.5)**	(2.7)
Property, Engineering consultancy and Insurance	**(0.1)**	0.4	**-**	-	**(0.1)**	0.4
Unrealised profit on inter segment trading	**(1.0)**	(1.6)	**-**	-	**(1.0)**	(1.6)
Corporate overheads	**(6.3)**	(5.8)	**-**	-	**(6.3)**	(5.8)
	190.7	174.9	**(6.0)**	11.1	**184.7**	186.0

The basis on which the geographical analysis of Systems' results is determined has been modified to more appropriately reflect the performance of operations by territory. Comparative figures have been amended accordingly.

3 Exceptional items

Exceptional contract costs of £21.5 million in the six months to 30 September 2001, arising in Severn Trent Systems, relate to the costs of completing onerous software contracts in the USA.

In May 2001, the Group sold Stoner Associates (part of the Severn Trent Systems business) for USD26 million, realising a gain of £8.0 million on disposal. No current tax arises on the gain as a result of available tax losses.

There were no exceptional costs in the six months ended 30 September 2000.

Exceptional restructuring costs of £15.5 million in the full year to 31 March 2001 related to the costs of restructuring Biffa Waste Services following the acquisition of UK Waste.

4 Taxation

	Six months to 30 September 2001 £m	Six months to 30 September 2000 £m
Current tax		
UK corporation tax at 30%	**7.8**	4.9
UK corporation tax prior year	**(2.4)**	-
Double taxation relief	**(0.3)**	(0.4)
Overseas taxation	**1.5**	2.9
Share of taxation charges of joint ventures and associates	**0.5**	0.5
	7.1	7.9
Deferred taxation (note 1)	**34.1**	32.0
	41.2	39.9

5 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the period.

Supplementary adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The Directors consider that the adjusted figures provide a useful additional indication of performance.

Six months to 30 September 2001

	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	63.0	342.8	18.4
Effect of dilutive options	-	1.7	(0.1)
Diluted earnings per share	63.0	344.5	18.3
Adjusted earnings per share			
Basic earnings per share	63.0	342.8	18.4
Effect of exceptional profit on disposal of business	(8.0)	-	(2.3)
Effect of exceptional contract costs	21.5	-	6.3
Effect of deferred tax	34.1	-	9.9
Adjusted basic earnings per share before exceptional items and deferred tax	110.6	342.8	32.3
Diluted earnings per share	63.0	344.5	18.3
Effect of exceptional profit on disposal of business	(8.0)	-	(2.3)
Effect of exceptional contract costs	21.5	-	6.2
Effect of deferred tax	34.1	-	9.9
Adjusted diluted earnings per share before exceptional items and deferred tax	110.6	344.5	32.1

Six months to 30 September 2000 (restated)

	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	72.7	341.9	21.3
Effect of dilutive options	-	1.6	(0.1)
Diluted earnings per share	72.7	343.5	21.2
Adjusted earnings per share			
Basic earnings per share	72.7	341.9	21.3
Effect of exceptional profit on disposal of business	-	-	-
Effect of exceptional contract costs	-	-	-
Effect of deferred tax	32.0	-	9.3
Adjusted basic earnings per share before exceptional items and deferred tax	104.7	341.9	30.6
Diluted earnings per share	72.7	343.5	21.2
Effect of exceptional profit on disposal of business	-	-	-
Effect of exceptional contract costs	-	-	-
Effect of deferred tax	32.0	-	9.3
Adjusted diluted earnings per share before exceptional items and deferred tax	104.7	343.5	30.5

6 Interim dividend

An interim dividend of 17.34p per ordinary share (2000: 17.0p) will be paid on 8 April 2002 to shareholders on the register at 21 December 2001. The shares will be traded 'ex-dividend' with effect from 19 December 2001.

The cost of the interim dividend amounting to £59.5 million (2000: £58.2 million) was fully covered by dividends received by Severn Trent Plc from subsidiary companies, which comprised £70.5 million from Severn Trent Water (2000: £67.8 million) and £6.6 million from other group companies (2000: £6.6 million). There were no non-equity dividends paid in the six months to 30 September 2001 following the redemption of the B shares on 1 November 2000 (2000: non-equity dividends of £0.2 million).

7 Analysis of net debt

	30 Sept 2001 £m	30 Sept 2000 £m	31 March 2001 £m
Cash at bank and in hand	**13.1**	16.2	35.0
Short-term deposits	**73.7**	25.8	81.0
Overdrafts	**(33.6)**	(41.0)	(30.0)
Debt due within one year	**(406.0)**	(308.5)	(785.7)
Debt due after one year	**(1,524.7)**	(1,566.9)	(1,248.7)
Finance leases due within one year	**(3.4)**	(1.1)	(3.4)
Finance leases due after one year	**(448.4)**	(456.6)	(458.7)
Net debt	**(2,329.3)**	(2,332.1)	(2,410.5)

8 Reconciliation of operating profit to net operating cash flows

	Six months to 30 September 2001 £m	Six months to 30 September 2000 £m
Operating profit	**171.9**	181.8
Depreciation charge	**143.5**	127.4
Amortisation of goodwill	**12.4**	4.5
Profit on sale of tangible fixed assets	**(1.6)**	(1.4)
Deferred income received	**0.2**	3.0
Deferred income written back	**(2.0)**	(1.5)
Provisions for liabilities and charges	**23.2**	7.9
Utilisation of provisions for liabilities and charges	**(10.2)**	(29.9)
Movement in working capital	**10.2**	11.9
Net cash inflow from operating activities	**347.6**	303.7

9 Interim statement

The interim report and accounts were approved by the Board of Directors on 3 December 2001

Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

Shareholder Guide

The Royal Centre, Nottingham Friday 26 July 2002 2.30pm

Dear Shareholder,

Welcome to the 13th Annual General Meeting of Severn Trent Plc.

This guide will provide you with information about the facilities within the venue and help you follow the proceedings of this afternoon's meeting.

Page 2 details the various facilities that are available to you today and explains how to ask a question in the meeting and how to cast your vote on the resolutions being proposed.

Page 3 details the resolutions being proposed at the meeting with an accompanying explanation for each one.

Page 4 lists the names of the Directors and their seating plan for the meeting.

The doors to the auditorium will open at 1.30pm and the meeting will begin at 2.30pm.

Severn Trent marshals will be available in the venue today and if you have any questions or need any help, they will be happy to assist you.

The Directors hope you will have an informative and enjoyable afternoon.



David Arculus *Chairman*

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Shareholder Information Desk

The Shareholder Information Desk is situated in the refreshments area on the second floor. Staff from Severn Trent and Lloyds TSB Registrars will be there to help you with your enquiries.

Representatives from The Share Centre will also be available to deal with any queries relating to PEPs and ISAs.

Question Registration Desk

If you wish to ask a question in the meeting, you are asked to register your question, before the meeting begins, at the Question Registration Desk situated near the refreshments area on the second floor.

The Severn Trent staff at the desk can give you any further information you need about how to ask your question in the meeting or, if you prefer, about how to arrange for the Question Point Marshal to ask the question on your behalf.

Customer Information

If you have any questions relating to the services provided by Severn Trent Water, Biffa or Severn Trent Retail Services, staff at the exhibition stands situated on the first and second floors will be able to help you.

Shareholders with Disabilities

If you need any assistance, please ask one of the Severn Trent marshals.

Shareholders' companions and guide dogs will be admitted to the meeting.

If you have a hearing aid, please ask for a personal induction loop unit from the desk outside the entrance to the auditorium. The marshal at the desk will show you how to operate the unit.

Sign language interpreters will also be present in the meeting so if you wish to use this facility, please ask a marshal to seat you near the interpreters' position.

Medical Care

If you need medical help at any time, please ask one of the Severn Trent marshals who will obtain assistance from the venue's medical staff.

Directors 'Meet & Greet'

The Chairman and Directors of Severn Trent Plc will be available to answer questions between 1.30pm and 2.00pm in the refreshments area on the second floor. If you have a question for a specific Director, please contact any marshal who will introduce you to the relevant Director.

Refreshments

Coffee, tea, chilled water and biscuits will be available before and after the meeting in the refreshments area on the second floor.

Safety and Security

Please make full use of the cloakroom located on the ground floor and report any unattended bags to a marshal. Cameras and recording equipment are not allowed into the venue.

Should a fire alarm sound, please follow the instructions of the venue security staff.

Smoking is not permitted in the auditorium at any time.

Asking Questions in the Meeting

This year, there will only be one question and answer session for ALL resolutions which will be held just prior to the vote on the first resolution. The Chairman will indicate this point in the meeting.

In order to allow everyone a chance, questions will be restricted to one at a time, plus a supplementary if necessary, after which the questioner will be asked to queue again.

Shareholders are asked to register their questions, before the meeting begins, at the Question Registration Desk on the second floor. If you register a question, please inform one of the marshals in the auditorium so that you can be seated near the Question Point. You will be advised at the appropriate time to ask your question.

Voting in the Meeting

After the Chairman's opening remarks, the resolutions detailed on Page 3 will be put to the meeting.

Voting will be by a show of hands and shareholders or corporate representatives who are entitled to vote in this way will have been given a yellow voting card on arrival. When the Chairman puts each resolution to the vote you may hold up your yellow card to vote either for or against the resolution.

If you are attending as a proxy for a shareholder you will have been given a blue proxy card on arrival. A proxy may only vote on a resolution if a poll is called.

Answered

Annual Report and Accounts *(Resolution 1)*

The Directors present to the meeting the Report and Accounts of the company for the financial year ended 31 March 2002.

Declaration of a Dividend

(Resolution 2)

The final dividend can only be declared by shareholders but must not exceed the Directors' recommendation of [illegible]8.56 pence net per ordinary share. If approved, the final dividend is payable on 1 October 2002.

Reappointment of Directors

(Resolutions 3, 4, 5 and 6)

Directors must be re-appointed at least every three years. In addition, any Directors appointed since the last AGM must also stand for re-appointment.

Messrs Bettington and Flower retire on the basis of length of service since their last election and Ms Cassoni and [illegible] Perelman retire, having been appointed since the last AGM. All four are seeking re-appointment.

Their details are on pages 20 and 21 of the Annual Report & Accounts or pages 16 and 17 of the Annual Review.

Reappointment and Remuneration of Auditors

(Resolution 7)

This resolution proposes the re-appointment of PricewaterhouseCoopers as the company's auditors and authorises the Directors to determine their remuneration.

Authority to make Political Donations

(Resolutions 8, 9, 10, 11 and 12)

It is the company's policy not to make any donations to political parties and the Board do not intend to change that policy. The recently enacted Political Parties, Elections and Referendums Act 2000 defines political donations and expenditure very broadly which, in the absence of government guidelines to clarify the matter, may cover some business activities not normally thought of as political donations, for example, involvement in seminars or functions that may be attended by politicians or job exchanges between industry and government.

Until guidelines are issued, the Board consider it prudent to obtain approval to incur expenditure on such activities. The Board will not use this authority to make any political donations, in the generally accepted sense.

Approval of Remuneration Report *(Resolution 13)*

As a matter of good corporate governance, the Board have decided to ask shareholders to approve the remuneration report as set out on pages 28 to 30 of the Annual Report & Accounts and appended to the AGM Notice.

The Board confirm there are no remuneration issues they are required to bring to the attention of shareholders.

Renewal of Authority to Issue Shares

(Resolution 14)

This resolution renews the Directors' power to issue equity securities for cash without first having to offer these securities to existing shareholders.

Renewal of Authority to Purchase Own Shares

(Resolution 15)

This resolution renews the authority granted to the company at last year's AGM to buy back a limited number of its ordinary shares.

The Directors will only make such purchases when it is in the shareholders' best interest.

Shared


1
2
3
4
5
6
7
8
9
10
11
12
13
14
STAGE
AUDITORIUM

Board of Directors – Stage Seating Plan

1 **Derek Osborn** .... Non-executive Director

2 **Martin Bettington** .... Managing Director, Biffa

3 **Clare Tritton** .... Non-executive Director

4 **Andrew Simon** .... Non-executive Director

5 **Alan Perelman** .... Group Finance Director

6 **Peter Davies** .... Group General Counsel and Company Secretary

7 **David Arculus** .... Chairman

8 **Robert Walker** .... Group Chief Executive

9 **Brian Duckworth** .... Managing Director, Severn Trent Water

10 **John Banyard** .... Director, Asset Management Severn Trent Water

11 **Martin Flower** .... Non-executive Director

12 **Marisa Cassoni** .... Non-executive Director

13 **Eric Anstee** .... Non-executive Director

14 **John McAdam** .... Non-executive Director

The environment is our business

www.severntrent.com

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

How to get to the Severn Trent AGM at the Royal Centre, Nottingham


Royal Centre
M1 (N)
J25
A52
Derby
M1 (S)
Victoria Centre Clock Tower
Hilton Hotel
Talbot Street
Burton Street
CAR PARK 339sp
Warner Village Cinema & Leisure Complex
Jessops
CAR PARK 625sp
Royal Moat House Hotel
ROYAL CENTRE
Theatre Royal
Wollaton Street A610
To Derby (M1)
Derby Road

By Car

Exit the M1 at junction 25. Follow A52 to Nottingham. Continue on A52 (Derby Road) for approximately five miles, following signs for Nottingham City Centre, passing Stapleford, Bramcote and Beeston. As you approach Nottingham City Centre, you pass the Queen Elizabeth Medical Centre Hospital on your right. Continue on Derby Road for the next two miles and then bear left following the one-way system, signposted to City Centre *(see map)*. See signs for the Royal Centre as you descend Wollaton Street. Pass Royal Moat House Hotel on your left (AGM parking before hotel). Turn left at the next junction and the Royal Centre is on your left.

Parking

Royal Centre Car Park (625 Spaces)
Descend (one way) Wollaton Street. Royal Centre Car Park is on the left before the Royal Moat House Hotel.
Charges are approx: £1.00 per hour.

Trinity Square Car Park (339 spaces)
Pass the Theatre Royal on left and follow the one way system to the left. Cross over into the right-hand lane. (The Royal Centre is still on your left.) Follow one-way system round to the right into Burton Street. Pass the exit to Trinity Square Car Park on right and at T-junction turn right, then an immediate right again onto Trinity Square. Pass private entrance to car park and then turn right again. Enter Trinity Square Car Park on right.
Charges are £1.10 for the first hour, £2.10 for two hours and £3.60 for up to three hours.

Disabled parking

There are seven reserved spaces at Trinity Square and eight spaces available at the Royal Centre. Parking is free of charge for the first four hours but thereafter normal charges apply. When you return to Pay-on-foot Trinity Square Car Park, take your Blue/Orange Badge and entry ticket to the Customer Services/Information office. You will be given a free exit ticket, or charged for the parking time over four hours. You may park anywhere in the car park. Only use the reserved bays if you need to. Ask a parking officer if you need help. A Service Call facility is available at Trinity Square.

Rail Travel

Nottingham railway station is approximately one and a half miles from the Royal Centre. A taxi is recommended as transfer.

Bus Travel

Nottingham bus station is situated at the north side of the Victoria Centre. To walk to the Royal Centre from there, exit the Victoria Centre beneath the clock tower and turn left. Turn right at the road junction opposite the Hilton Hotel. Continue past the car park on the left and turn left at the crossroads ahead. The Warner Village Cinema and Leisure Complex is on the left and the Royal Centre is opposite on the right.

On arrival

Doors will open at 1.30 pm. Severn Trent marshals will be available to deal with queries and to show shareholders to the AGM hall. Shareholders will be given the opportunity to meet the Board of Directors prior to the meeting. Refreshments will be available but there will be no facilities for young children.

Disabled persons

Special arrangements have been made to assist disabled shareholders. If you require assistance, please make yourself known to any Severn Trent marshal on arrival. If you have a companion to assist you, he or she will be admitted to the meeting. Guide dogs will also be allowed into the meeting. If you are deaf or hard of hearing, headsets will be provided. There will also be sign language interpreters.

BUSINESS REPLY SERVICE
Licence No. WV1 569

1

Severn Trent Home Insurance Offer
Legal & General
1st Floor, The Podium
Centre City House
5 Hill Street
Birmingham
B5 4US

Something to make you smile
'p to 25% off your home insurance

insurance cover for you and save up to 25%

Because we value you as a loyal shareholder, we would like to recommend this home insurance offer from Legal & General that allows you to choose exactly the right cover to suit your needs. And what's more the offer includes up to a 25% discount* on your new policy.

*This discount does not apply to premiums for Family Legal Protection or Annual Travel

You'll get up to a 20% discount if you have not made a claim on your existing contents insurance policy in the last 3 years. In addition, as an existing Severn Trent shareholder, you'll also receive a special 5% introductory discount.

Apart from the usual protection against fire, storm, flood and other perils Legal & General automatically include several extra benefits as standard with contents insurance, see the table below to find out more.

For further details or to ask for a copy of the policy booklet ring Legal & General on:

0800 027 5019

Quote ref: 9275-9

Lines are open from between 8am to 8pm weekdays and 9am to 1pm Saturday.
Calls may be recorded for your protection.
Offer closes 31 12 02.

or complete the form below.

£10 Bonus Bonds given exclusively to Severn Trent Shareholders

Also, as a Severn Trent shareholder you automatically qualify for £10 worth of Bonus Bond Vouchers** when you take out a Home Insurance policy with Legal & General. These can be used at any of over 25,000 retailers and other redemption points, including Boots, Connect, Debenhams and Waterstones.

** No cash alternative is available.
If the £10 Bonus Bond Voucher becomes unavailable, a gift of at least equivalent value will be provided. Allow at least 28 for delivery. Gifts will be dispatched ...r receipt of first instalment.

Included as standard with contents insurance

Accidental Damage
Accidental damage to business equipment, TVs, hi-fi and video equipment.

Money at Home
Up to £200.

Credit Card Cover
Up to £5,000 against fraudulent use of your cards.

Stolen Keys
Up to £500 to replace locks if your keys are stolen.

New for Old
No deduction is made for 'wear and tear' except for clothing more than two years old.

Personal Liability Protection
Up to £2 million.

Bicycles
In the home, you are automatically covered for up to £250 per cycle. This can also be extended to include 'away from home' cover.

Freezer Contents
Up to £500.

Loss of Metered Water
Up to £1,000.

Legal and Domestic Helplines
Free legal advice or help finding a local tradesman, e.g. for burst pipes.

Alternative Accommodation
Should you need to move out of your home temporarily, as a result of an insured event.

Additional optional cover

Extended Accidental Damage
Wider cover for all the contents in your home.

Buildings
To cover the fabric of your home.

Away from Home
Personal property can be covered for accidental loss, damage and theft, when you're away from home.

Family Legal Protection
Up to £50,000 to pursue or defend certain types of claim.

Annual Travel
Whole family, whole world, whole year travel insurance.

Travel Insurance is provided by Europ Assistance Insurance Limited and other insurers

Plus Payment Protection as standard
If you are unable to work due to sickness or injury, or have been made unemployed, Legal & General will pay the premiums for this policy for up to 12 months. Even if you are retired or unemployed at the time at which you take out this policy, Legal & General will pay the premium if you suffer a personal injury.

Please remember this is only a summary of the cover provided by the home insurance policy.


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Retail Services Ltd
2297 Coventry Road
Birmingham
B26 3PU
Reg No: 2562471


Legal &
General

The Home Insurance is provided by Legal & General Insurance Limited.

A Member of the Association of British Insurers.
A Member of the General Insurance Standards Council


up to
25% off
your home insurance

FILE COPY SP

Something to make you smile up to 25% off your home insurance


Legal &


SEVERN

The environment is our business

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Exclusive offer for shareholders

We can all contribute to the protection of our environment. This doesn't have to be on a grand scale in order to make a difference, which is why we are pleased to offer you a number of products at special negotiated prices.



Deluxe Water Butt Kit (left)

Our water butt is larger than most and with the complete range of accessories we are including gives you everything you need in order to collect up rainwater for use in the garden. To save the need for drilling we have pre-drilled both the outlet and two inlet points. The inlets are stoppered in case you don't want to use them. The rain diverter kit connects to any standard round or square plastic downpipe and fills the butt but will not let it overflow.

Complete kit includes:

- 220 litre water butt pre-drilled for tap and two inlets
- Quality tap
- Heavy duty water butt stand
- Universal diverter kit
- Refresh liquid – to keep contents clean and free of slime

Everything is covered by a 10 year guarantee.

Dimensions: Water butt 675mm diameter. 1100mm height. Stand height 320mm.

Combined RRP of £67.80.

Offer price £49.95 with free delivery

Call 0845 658 56 56



Trio Bin (right)

Th[illegible]st kitchen bin to give three separate compartments for your waste and recyclable materials. Two 17 litre sections for recyclable materials and residual waste and a 6 litre section for green waste. All compartments lift out. Unique stay-open pedal operated lid.

Dimensions: 390 x 480 x 590mm.

Offer price £24.95 with free delivery

Call 0845 658 56 56



Garden Gourmet Composting Kit (left)

This home composter has lots of ventilation in order to speed up the composting process. The giant 310 litre capacity is achieved with a small footprint, so you don't need much garden space in order to site this top quality compost bin.

Unique design includes twin filling lids and a sliding side hatch to remove the finished compost.

To help you to get started, we are including a bottle of Biotal accelerator liquid and a copy of Backyard Composting – the John Roulac composting classic.

10 year guarantee.

Dimensions: 584 x 584 x 941mm.

Combined RRP £70.95.

Offer price £49.95 with free delivery

Call 0845 658 56 56

If you are dissatisfied with your goods we offer a 30 day money back guarantee.

Renewal not due?†

Don't worry if your insurance is not due for renewal, fill in the details below and Legal & General will contact you nearer the time.

Name

Address

Postcode

Phone number

Preferred time to be contacted (tick box) ☐ morning ☐ afternoon ☐ evening

Renewal date

Contact me (tick box) ☐ now ☐ nearer my renewal date

†Don't forget, if you pay by direct debit you can switch insurers at any time.
There's no need to wait for your renewal date.

Legal & General may share your information with Severn Trent Water, its group companies and selected third parties. They may contact you by post or by telephone with offers of interest. If you do not wish your information to be shared or used for marketing purposes, please tick the box. ☐

Ref: 9276-7

Once you have completed the form, tear off, moisten gummed edges and fold to seal and send to the address overleaf.


up to
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How to order

I wish to order

- ☐ Garden Gourmet Composting Kit(s)
- ☐ Trio Bin(s)
- ☐ Deluxe Water Butt Kit(s)

Right to cancel

If you are not 100% delighted with the goods you receive, please advise us in writing. We will collect at our expense and refund your money in full.

Name ______________________________

Address ______________________________

____

____

____

Postcode ______________________________

Telephone number ______________________________

I enclose a cheque/postal order payable to:
Straight Recycling Systems

Straight Recycling Systems
Freepost NEA2439
Leeds
LS2 3YY

Alternatively, please debit my Mastercard/Visa/Delta/Switch account as follows:

☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Expiry date __________ Issue number (Switch only) __________

Signature ______________________________

Orders can also be made by telephoning local rate – **0845 658 56 56**

Straight Recycling Systems may share your information with Severn Trent Retail Services Ltd and their selected associated companies. We, or they, may contact you by post or telephone with offers of interest. If you do not wish your information to be shared or used for marketing purposes, please tick the box.

☐

Form of Proxy


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

REFERENCE NUMBER	CARD I.D.	ACCOUNT NUMBER

You may register the appointment of a proxy electronically at website www.sharevote.co.uk

Please refer to the notes "How to fill in the Form of Proxy" accompanying the Notice of Annual General Meeting.
I/We hereby appoint the Chairman of the meeting or*

Name

Address

as my/our proxy to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of Severn Trent Plc to be held at 2.30pm on 26 July 2002 and at any adjournment thereof.

* Cross out "the Chairman of the meeting or" if you wish to appoint someone other than the Chairman of the meeting as your proxy and insert his or her name and address in the space provided. Your proxy may vote or abstain as he or she chooses on any resolution on which you do not give instructions how to vote and, unless instructed otherwise, on any additional business (including amendments to resolutions) which may properly come before the meeting.

I/We request my/our proxy to vote as indicated below on the following resolutions:

	Ordinary Resolutions	**For**	**Against**
1.	To receive the Report of the Directors and the audited accounts for the year ended 31 March 2002.	☐	☐
2.	To declare a final dividend in respect of the year ended 31 March 2002 of 28.56 pence net for each ordinary share of 65 5/19 pence.	☐	☐
3.	To reappoint Mr M J Bettington, who retires by rotation, as a Director of the company.	☐	☐
4.	To reappoint Mr M C Flower, who retires by rotation, as a Director of the company.	☐	☐
5.	To reappoint Ms M L Cassoni, who has been appointed since the last Annual General Meeting, as a Director of the company.	☐	☐
6.	To reappoint Mr A S Perelman, who has been appointed since the last Annual General Meeting, as a Director of the company.	☐	☐
7.	To reappoint Messrs PricewaterhouseCoopers as auditors of the company and to authorise the Directors to determine their remuneration.	☐	☐
8.	To authorise Severn Trent Plc to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
9.	To authorise Severn Trent Water Limited to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
10.	To authorise Biffa Waste Services Limited to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
11.	To authorise Biffa Waste Services SA to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
12.	To authorise Severn Trent Services Limited to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
13.	To approve the Remuneration Report for the year ended 31 March 2002.	☐	☐
	Special Resolutions		
14.	To disapply the statutory pre-emption rights on allotment of shares.	☐	☐
15.	To renew the authority of the company to purchase its own shares.	☐	☐

Note: Forms of Proxy should be deposited at the office of the Registrar, Lloyds TSB Registrars, The Causeway, Worthing, BN99 6AA by 2.30pm on 24 July 2002. The postage is prepaid.

Please sign and date here

Signature	**Date**

First fold

Third fold and tuck in edge

Response Licence No.
SEA 9438

2  

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6AA


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Second fold

First fold

Form of Direction


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

REFERENCE NUMBER | CARD I.D. | ACCOUNT NUMBER

You may register your voting instructions electronically at website www.sharevote.co.uk

For instructions on completing this Form of Direction please refer to the guidance notes on page 6 of the Notice of Annual General Meeting.

As a participant in the Severn Trent Share Schemes, I hereby direct the Trustee of the Schemes to vote on my behalf at the Annual General Meeting to be held on 26 July 2002 and at any adjournment thereof, in the manner set out below:

	Ordinary Resolutions	**For**	**Against**
1.	To receive the Report of the Directors and the audited accounts for the year ended 31 March 2002.	☐	☐
2.	To declare a final dividend in respect of the year ended 31 March 2002 of 28.56 pence net for each ordinary share of 65$\frac{5}{19}$ pence.	☐	☐
3.	To reappoint Mr M J Bettington, who retires by rotation, as a Director of the company.	☐	☐
4.	To reappoint Mr M C Flower, who retires by rotation, as a Director of the company.	☐	☐
5.	To reappoint Ms M L Cassoni, who has been appointed since the last Annual General Meeting, as a Director of the company.	☐	☐
6.	To reappoint Mr A S Perelman, who has been appointed since the last Annual General Meeting, as a Director of the company.	☐	☐
7.	To reappoint Messrs PricewaterhouseCoopers as auditors of the company and to authorise the Directors to determine their remuneration.	☐	☐
8.	To authorise Severn Trent Plc to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
9.	To authorise Severn Trent Water Limited to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
10.	To authorise Biffa Waste Services Limited to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
11.	To authorise Biffa Waste Services SA to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
12.	To authorise Severn Trent Services Limited to make donations as defined in Section 347A of the Companies Act 1985.	☐	☐
13.	To approve the Remuneration Report for the year ended 31 March 2002.	☐	☐
	Special Resolutions		
14.	To disapply the statutory pre-emption rights on allotment of shares.	☐	☐
15.	To renew the authority of the company to purchase its own shares.	☐	☐

Note: This Form of Direction should be returned to Severn Trent Water Share Scheme Trustees Limited c/o Lloyds TSB Registrars at the address overleaf so as to be received no later than 2.30pm on 19 July 2002.

Please sign and date here

Signature	**Date**

First fold

Third fold and tuck in edge

Response Licence No.
SEA 9438



Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6AA

PSS

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Second fold

First fold


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

21 June 2002

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Dear Colleague

I am pleased to enclose a Form of Direction for our Annual General Meeting that is to be held at the Royal Centre in Nottingham on Friday 26 July 2002 at 2.30 pm. The form allows you, as a member of the Severn Trent Share Schemes, to direct the Trustee how to vote on a poll on your behalf.

A copy of the Notice of Annual General Meeting and the Annual Report and Accounts, or the Annual Review and Summary Financial Statement of Severn Trent Plc are also enclosed. The Notice gives details of the resolutions to be dealt with at the Annual General Meeting and, on page 6, includes guidance notes on how to complete your Form of Direction.

If you have access to the Internet you may wish to note that by visiting www.shareview.co.uk you can look directly at details of your share account and register to receive future 'shareholder' communications by email. Additionally you may register your voting directions for the Trustee electronically at www.sharevote.co.uk.

Yours sincerely,

David Arculus
Chairman

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road, Birmingham B26 3PU

11 December 2002

Interim Results for the six months to 30 September 2002

SOLID PERFORMANCE FROM SEVERN TRENT WATER

LEADERSHIP POSITIONS IN WASTE AND ANALYTICAL SERVICES

Financial and operating highlights

Group

- Profit after interest, before goodwill amortisation, exceptional items and tax up 1.2% to £131.8m (£130.2m), but boosted by rephasing
- Turnover up 1.0% to £906.0m (£896.7m)
- PBITA before exceptional items down 0.3% to £210.0m (£210.6m)
- Adjusted EPS down 6.2% to 30.3p (32.3p)
- Half year dividend 17.34p (17.34p)
- Dividend policy enhanced
- First half reduction in net debt of £32m
- Net debt £2,380m (£2,329m); interest costs lower

Severn Trent Water

- Turnover up 2.2% to £456.8m (£447.0m)
- PBIT up 1.3% to £171.4m (£169.2m)
- Continued Opex and Capex outperformance, though cost pressures continuing
- New eco-tariffs and billing changes have "brought forward" £4m of turnover and profit from the second half to the first half - no impact on full year profits
- £169m invested; AMP3 regulatory outputs on track

Biffa

- Turnover up 2.1% to £257.6m (£252.4m)
- PBITA down 3.6% to £34.4m (£35.7m), but no profit contribution from foot-and-mouth in 2002/03
- Solid performance in difficult UK market conditions; well positioned to capitalise on market developments
- Biffa is UK's largest supplier of integrated waste management services

Services

- Turnover up 0.8% to £190.7m (£189.1m)
- PBITA before exceptional items down 13.3% to £15.7m (£18.1m) given the continuing weak economic environment
- Exceptional charge of £41.4m for impairment
- Analytical services performed well with organic PBITA growth of approximately 5%; cost reductions implemented in water purification and operating services
- Market leader in analytical services in US and UK

David Arculus, Chairman, Severn Trent Plc, said:

"The Board considers that the Group's overall performance for the first half year is broadly consistent with market expectations for the Group's 2002/03 full year profit after interest but before goodwill amortisation, exceptional items and tax."

"From the year 1999/2000 the Board established a base full year dividend of 45.0p. The Board has now decided to enhance its dividend policy to the effect that it is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 45.9p (this being the full year dividend for 2001/02)."

"The Board has declared a half year dividend of 17.34p per share."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"I am pleased to report satisfactory performance overall across the Group, with profit after interest but before goodwill amortisation, exceptional items and tax ahead by 1.2% compared to the first half of last year."

"Our three principal businesses have all done well given difficult market conditions. Severn Trent Water has once again out-performed its regulatory targets, although this was offset by ongoing cost pressures. Biffa in the UK, and Severn Trent Laboratories in both the US and the UK, have consolidated their leadership positions and competitively are in robust shape."

"The initial stages of the next water pricing review are now underway and are starting in a more constructive and positive atmosphere than previously. It is important that the process is managed in an open and transparent manner, that all parties recognise the need to maintain the quality of the water and sewerage infrastructure and that the industry can provide an adequate return to investors."

"Severn Trent Water is expected to continue to outperform its regulatory targets for gross operating cost efficiencies, but offsetting cost pressures will also continue. While the markets for Biffa and Services are expected to remain difficult into the second half of the financial year, the strength of their market positions in waste in the UK and analytical services in both the US and the UK should provide platforms for future growth when the economic climate improves."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Perelman Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310

Julian Wais Head of Investor Relations	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4295
Simon Holberton or Mike Smith	Brunswick Group Ltd	020 7404 5959

Chairman's statement

Overall, the Group's performance has been satisfactory. While boosted by the rephasing of turnover and profit in Severn Trent Water, the Group's profit after interest but before goodwill amortisation, exceptional items and tax increased by 1.2% to £131.8m. Severn Trent Water has continued to outperform its regulatory targets for gross operating cost efficiencies although there have been offsetting cost pressures. Severn Trent Water's profit before interest and tax at £171.4m was 1.3% above the prior half year; this is a commendable performance in a half year where prices have been broadly unchanged. Biffa has delivered a solid performance, however its results reflect a weaker UK waste market and the absence of any profit from foot-and-mouth in 2002/03. Although Services has continued to be impacted by the difficult economic environment, analytical services performed well with organic PBITA growth of approximately 5%. There is an exceptional charge of £41.4m in the half year, representing a write down for impairment in the net book value of some businesses within Services.

The Group's strategy continues to be to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business. Management aims to build on the Group's leadership positions of Biffa in the UK waste market and of analytical services in both the US and the UK, with Severn Trent Water continuing to outperform is regulatory targets.

Severn Trent is committed to achieving exacting environmental standards within its operations. This is both a pre-requisite for establishing the Group's credentials as a leading supplier of environmental services and a driver of shareholder value.

For the second year running Severn Trent was named as the leading utility in the Dow Jones Sustainability Index which rates companies' social and environmental activity alongside their economic performance.

Group Results

Group turnover was £906.0m, an increase of 1.0%. Turnover from water and sewerage increased by £9.8m to £456.8m, while in the non-regulated businesses turnover increased by £4.5m to £493.6m.

Group profit before goodwill amortisation, interest, exceptional items and tax was down by 0.3% to £210.0m.

The contribution to the Group from the non-regulated businesses was 51.9% (52.2%) of turnover and 22.4% (22.3%) of profit before goodwill amortisation, interest, exceptional items and tax.

After interest charges of £78.2m (£80.4m), Group profit before goodwill amortisation, exceptional items and tax was £131.8m, an increase of 1.2%.

Goodwill amortisation was £13.3m (£12.4m). Group profit after goodwill amortisation and interest but before exceptional items and tax was £118.5m (£117.8m).

There was an exceptional charge of £41.4m, representing a write down for impairment in the net book value of businesses within Services (previous half year net exceptional charge of £13.5m). The charge for impairment has no impact on cash flows. The charge for current tax was £14.2m (£7.1m), an effective rate of 12.0% (6.0%) on profit after goodwill amortisation and interest but before exceptional items and tax. The deferred tax charge was £28.8m (£34.1m).

Basic earnings per share were 9.8p (18.4p). Adjusted basic earnings per share (before exceptional items and deferred tax) were 30.3p (32.3p).

In the half year, net debt was reduced by £32m. Net debt at 30 September 2002 was £2,380 m (£2,329m). Gearing, reflecting the provision for deferred tax, was 106%. The Group's net interest charge was covered 4.5 times (4.4 times) by profit before depreciation, goodwill amortisation, interest, tax and exceptional items.

Dividend

From the year 1999/2000 the Board established a base full year dividend of 45.0p. The Board has decided to enhance its dividend policy to the effect that it is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 45.9p (this being the full year dividend for 2001/02).

The Board has declared a half year dividend of 17.34p per share (17.34p) to be paid on 7 April 2003.

Operational Review

In this Operational Review, PBITA is profit before goodwill amortisation, interest, exceptional items and tax and sales margins are based on PBITA.

Water and sewerage

Turnover from water and sewerage increased by 2.2% to £456.8m. Profit before interest and tax was up by 1.3% to £171.4m. This is a commendable performance in a half year where prices were broadly flat given the low RPI (0.9%) and the "K" of minus one percent.

The introduction this year of new eco-tariffs combined with billing changes, has resulted in approximately £4m of Severn Trent Water's turnover and profit being "brought forward" from the second half to the first half. The structure of the new eco-tariffs result in large industrial and commercial customers being charged higher amounts for summer consumption but compensating lower charges apply in winter. Thus, the impact of these changes should reverse in the second half and hence not affect turnover or profit for the full year. These changes have unduly flattered the comparison of turnover and profit for the first half of 2002/03 with the first half of 2001/02.

Direct operating costs (excluding corporate management charges) of Severn Trent Water were £171.3m, a reduction in real terms of £2.0m, or 1.2%. Excluding the impact of inflation, gross operating cost efficiencies in the first half of 2002/03 amounted to £8.4m, a reduction in operating costs of 4.9% compared to the previous half year. However, these efficiencies were offset by cost pressures of £6.4m.

The programme for reducing costs in Severn Trent Water has continued to make good progress. Since the beginning of AMP3, gross operating cost efficiencies have amounted to £55m, offset by cost pressures amounting to £42m. The £55m of gross operating cost efficiencies is £15m ahead of the OFWAT target. By the end of AMP3, gross operating efficiencies are expected to amount to around £75m although there will be offsetting cost pressures.

Severn Trent Water also continued to deliver efficiencies against the approximate £2 billion investment programme for the five-year period 2000/01 to 2004/05. For completed capital schemes in AMP3 to date, average capex efficiencies of around 7% have been achieved against the OFWAT targets. In the half year, £169m was invested; the full year amount is expected to be approximately £420m. The delivery of the AMP3 regulatory outputs is on track.

This year's investment programme mainly consists of a large number of small schemes and includes the completion of a programme to install cryptosporidium treatment at many water treatment works. The company has also started several schemes, for example in Stoke and Birmingham, which will improve urban drainage and reduce water pollution.

In light of cost pressures, an application has been made to OFWAT for an Interim Determination of K (an "IDOK"). Since the draft determination, which proposed not to increase pricing, was published in November, Severn Trent has continued to press its case with OFWAT. OFWAT is expected to announce its final determination of the IDOK application shortly.

The processes leading to the AMP4 pricing review have now commenced. It is important that these processes are conducted in an open and transparent manner, recognise the need to maintain the quality of the water and sewerage infrastructure and provide an adequate return to investors. Climate change makes the management of water resources a key topic for AMP4. The water and sewerage systems need further significant investment to cope with the increased variability in both supply and demand that are expected to occur.

OFWAT has recently published its initial consultative framework document on AMP4. Severn Trent welcomes the confirmation in this document that the notice period for its licence has now been extended to 25 years.

Severn Trent Utility Services has been awarded preferred bidder status to form a joint venture with Solihull Metropolitan Borough Council as a vehicle for the delivery of various council services.

Waste management

Waste management's turnover increased by 2.1% to £257.6m. However, PBITA reduced by 3.6% to £34.4m, reflecting the absence of any profit from foot-and-mouth in 2002/03. Biffa continues to deliver good overall sales margins of 13.4% (14.1%), reflecting the synergies that have been secured from the successful acquisition and integration of UK Waste.

Biffa has delivered a solid performance in difficult market conditions. The UK waste market has been impacted by the economic environment, particularly in the industrial/commercial sector which is the largest segment of the waste market. This impact is felt across all of Biffa's UK divisions. Biffa's activities in the other market segments of municipal, pre-treatment and electricity generation have performed well.

Biffa is the largest supplier of integrated waste management services in the UK. Its position as an integrated supplier – with collection, landfill and special waste capabilities – offers a competitive advantage in terms of helping industrial/commercial customers meet their legislative targets and helping municipal authorities with the implications of the Government's waste strategy. As part of this strategy, Biffa is expanding its pre-treatment capabilities within the collection division to be able to pre-sort and segregate industrial and commercial waste streams.

In addition, Biffa is targeting an increasing number of tenders for integrated municipal waste services, as local authorities seek to meet the demands placed upon them by the introduction of the Landfill Directive. In this context, Biffa's experience and demonstrated success on the Isle of Wight has proved valuable. Biffa has recently been chosen as the preferred bidder for the Leicester City Council contract. This is a twenty five year contract which is expected to commence in 2004.

Turnover for Biffa in the UK increased by 0.4% to £231.5m.

Collection turnover in the UK increased to £134.9m (£132.4m). Although there has been some reduction in industrial/commercial volumes, municipal contracts and pre-treatment activities have performed well. Industrial/commercial volumes within collection were down by around 3% while sales margins fell slightly from 16.8% to 16.5%. The collection division contributed a PBITA of £22.3m (£22.3m).

During the first half, collection implemented a major IT project which uses mobile phone and web technology to both improve fleet efficiency and deliver enhanced customer service.

Landfill turnover in the UK fell by 5.3% to £74.4m. Landfill volumes reduced by around 7%, with lower industrial/commercial volumes being a significant contributor to this reduction. Excluding closed sites, landfill volumes were down by approximately 3%. Average unit revenues (excluding the impact of foot-and-mouth) were up by around 2%. PBITA from the landfill division was £15.0m (£17.1m). Sales margins of 20.2% were down on last year (21.8%).

Biffa has been successful in obtaining planning consents for approximately 8m cubic metres of void space on four existing landfill sites. In addition, Biffa opened a new

landfill site at Skelton Grange near Leeds (the first Biffa site under the new IPPC regulations) to replace Howley Park, which was closed.

The special waste division in the UK, which includes the important power generation activity, delivered a 13.3% increase in turnover to £22.2m and contributed PBITA of £2.4m (£3.0m). The sales margins have reduced to 10.8% (15.3%) reflecting the very competitive state of the special waste market. In particular, this is a result of the cost pressures in the manufacturing sector which is the main customer for special waste services. Biffa currently has interests in approximately 77MW of electricity generation in the UK (including from Biffa sites leased to third parties).

Special waste has developed a range of treatment solutions for hazardous waste streams, and is seeking to expand these ahead of the 2004 deadline requiring hazardous waste streams to be pre-treated before final disposal in a landfill site.

In Belgium, turnover increased by 19.7% to £26.1m. The improving trends noted in the second half of 2001/02 have continued into the current year. Biffa Belgium increased its PBITA to £1.3m (£0.3m).

Services

Services' turnover increased by 0.8% to £190.7m. PBITA fell by 13.3% to £15.7m. In addition, there was an exceptional charge of £41.4m, representing a write down for impairment in the net book value of water purification and operating services (principally in pipeline services). The charge for impairment has no impact on cash flows. Excluding the impact of exchange rates, services turnover increased by 5.1% and PBITA fell by 11.6%.

The USA is both the division's base and its largest market; some 83% of services' turnover arose in the USA. Overall, services' PBITA in 2002/03 continued to be adversely affected by the continuing weak economic environment.

After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into services' results, the sales margin reduced to 5.7% (7.3%).

Analytical services, the largest business, performed well, with turnover increasing by 3.7% to £88.6m; turnover in the USA grew by 4.6% excluding the impact of exchange rates. The business has responded well to a challenging market, seeking new areas to counter softness in traditional sectors and representation in new geographic territories. In addition, new areas of work have been secured at higher margins. The business has delivered organic PBITA growth of approximately 5%. Analytical services is the market leader in both the USA and the UK.

Water purification's turnover decreased by 9.2% to £39.3m, and its PBITA performance reflected its difficult market place. The water purification business is a market leader in the USA in disinfection services where the market has been relatively better than in filtration. In the half year, disinfection turnover arising in the USA was up by approximately 10% (measured in US$).

Turnover in operating services increased by 4.0% to £62.8m. Performance was mixed, with contract operations proving, as would be expected, to be more resilient to the economic conditions than pipeline services. Contract operations delivered organic turnover growth of around 9%. Operating services also includes the results of Severn Trent Water International and Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders. Associated undertakings contributed £4.8m (£4.3m) of PBITA to the results of operating services.

Although market conditions have been difficult, the overall performance of water purification and pipeline services has not been satisfactory. Cost reductions have been implemented but it is important that further improvements are made. The aim must be to deliver value for Severn Trent shareholders.

Systems

Total turnover for systems reduced to £28.5m (£31.6m). The systems business generated PBITA of £0.5m (loss of £5.0m).

As previously described, Severn Trent Systems has experienced problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. £25.0m was recognised as an exceptional charge in the full year 2001/02 to cover the anticipated total costs of completing these loss-making contracts. Significant progress has been made in resolving these problems, but discussions are continuing.

Property, Engineering Consultancy and Insurance

Total turnover from these businesses in the year was £16.8m (£16.0m) generating a loss before interest and tax of £1.1m (loss of £0.1m).

Severn Trent Property's two largest developments are the Daventry International Rail Freight Terminal and the Thorpe Park business park near Leeds. Charles Haswell & Partners is an engineering design consultancy. Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent Group companies.

Supplementary Information

For supplementary information, including the Group's presentation to analysts, see the Severn Trent web site at www.severntrent.com.

Outlook

Severn Trent Water is expected to continue to outperform its regulatory targets for gross operating cost efficiencies, but offsetting cost pressures will also continue. While the markets for Biffa and Services are expected to remain difficult into the second half of the financial year, the strength of their market positions in waste in the UK and analytical services in both the US and the UK should provide platforms for future growth when the economic climate improves.

The Board considers that the Group's overall performance for the first half year is broadly consistent with market expectations for the Group's 2002/03 full year profit after interest but before goodwill amortisation, exceptional items and tax.

David Arculus
Chairman

Group profit and loss account
Six months ended 30 September 2002

	Notes	**Unaudited 6 months to 30 Sept 2002**	Unaudited 6 months to 30 Sept 2001	Audited Year ended 31 Mar 2002
		£m	£m	£m
Turnover: group and share of joint ventures		**908.1**	899.1	1,799.1
Less: share of joint ventures' turnover		**(2.1)**	(2.4)	(4.8)
Turnover	2	**906.0**	896.7	1,794.3
Operating costs before goodwill amortisation and exceptional costs		**(701.1)**	(690.9)	(1,385.4)
Goodwill amortisation		**(13.3)**	(12.4)	(26.5)
Exceptional impairment of fixed assets	3	**(41.4)**	-	-
Exceptional contract costs	3	-	(21.5)	(25.0)
Total operating costs		**(755.8)**	(724.8)	(1,436.9)
Operating profit		**150.2**	171.9	357.4
Share of operating profit of joint ventures and associates		**5.1**	4.8	9.9
Exceptional profit on disposal of business	3	-	8.0	8.0
Profit before interest, goodwill amortisation and exceptional items	2	**210.0**	210.6	418.8
Goodwill amortisation	2	**(13.3)**	(12.4)	(26.5)
Profit before interest and exceptional items	2	**196.7**	198.2	392.3
Exceptional costs	2	**(41.4)**	(21.5)	(25.0)
Exceptional profits	2	-	8.0	8.0
Profit before interest	2	**155.3**	184.7	375.3
Net interest payable		**(78.2)**	(80.4)	(159.0)
Profit after interest before goodwill amortisation and exceptional items		**131.8**	130.2	259.8
Goodwill amortisation		**(13.3)**	(12.4)	(26.5)
Profit after interest before exceptional items		**118.5**	117.8	233.3
Exceptional items	2	**(41.4)**	(13.5)	(17.0)
Profit on ordinary activities before taxation		**77.1**	104.3	216.3
Taxation on profit on ordinary activities				
- current tax	4	**(14.2)**	(7.1)	(16.1)
- deferred tax	4	**(28.8)**	(34.1)	(42.3)
Total taxation	4	**(43.0)**	(41.2)	(58.4)
Profit on ordinary activities after taxation		**34.1**	63.1	157.9
Equity minority interests		**(0.3)**	(0.1)	(0.6)
Profit for the financial period		**33.8**	63.0	157.3
Dividends	6	**(59.6)**	(59.5)	(157.6)
Retained (loss)/profit		**(25.8)**	3.5	(0.3)
Earnings per share (pence)				
Basic	5	**9.8**	18.4	45.9
Diluted	5	**9.8**	18.3	45.7
Adjusted basic before exceptional items and deferred tax	5	**30.3**	32.3	63.2
Adjusted diluted before exceptional items and deferred tax	5	**30.2**	32.1	62.9

There is no difference between the profit on ordinary activities before taxation and the retained profit/loss for the financial periods stated above, and their historical cost equivalent. All items dealt with in arriving at operating profit relate to continuing activities.

Group balance sheet
At 30 September 2002

	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2001 £m	Audited 31 Mar 2002 £m
Fixed assets			
Intangible assets - goodwill	**416.7**	450.8	474.8
Tangible assets	**4,918.3**	4,815.7	4,891.8
Investments in joint ventures:			
Share of gross assets	**4.5**	7.1	6.0
Share of gross liabilities	**(3.7)**	(5.4)	(4.6)
Loans to joint ventures	**4.2**	2.7	4.7
	5.0	4.4	6.1
Investments in associates	**17.1**	17.8	17.3
Other investments	**5.6**	3.7	5.7
Total Investments	**27.7**	25.9	29.1
	5,362.7	5,292.4	5,395.7
Current assets			
Stocks	**101.9**	97.3	97.2
Debtors	**420.4**	427.0	390.5
Short-term deposits	**42.2**	73.7	19.1
Cash at bank and in hand	**36.7**	13.1	28.9
	601.2	611.1	535.7
Creditors: amounts falling due within one year	**(1,213.8)**	(1,106.5)	(1,112.8)
Net current liabilities	**(612.6)**	(495.4)	(577.1)
Total assets less current liabilities	**4,750.1**	4,797.0	4,818.6
Creditors: amounts falling due after more than one year	**(1,995.4)**	(2,038.5)	(2,042.8)
Provisions for liabilities and charges	**(502.3)**	(466.3)	(480.4)
Net assets	**2,252.4**	2,292.2	2,295.4
Capital and reserves			
Called up share capital	**224.4**	224.0	224.0
Share premium account	**28.3**	24.1	24.4
Capital redemption reserve	**156.1**	156.1	156.1
Profit and loss account	**1,841.8**	1,886.7	1,889.5
Total equity shareholders' funds	**2,250.6**	2,290.9	2,294.0
Minority shareholders' interest (equity)	**1.8**	1.3	1.4
	2,252.4	2,292.2	2,295.4

Group cash flow statement
Six months ended 30 September 2002

	Notes	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2001 £m	Unaudited 30 Sept 2001 £m	Audited 31 Mar 2002 £m	Audited 31 Mar 2002 £m
Net cash inflow from operating activities	9		**374.3**		347.6		665.5
Dividends received from associates and joint ventures			**1.4**		1.2		1.2
Returns on investments and servicing of finance			**(77.0)**		(70.7)		(144.9)
Taxation			**(4.9)**		(6.8)		(6.7)
Capital expenditure and financial investment			**(204.3)**		(159.5)		(352.1)
Acquisitions and disposals			**(9.8)**		17.0		-
Equity dividends paid			**(59.4)**		(58.2)		(154.1)
Net cash inflow before use of liquid resources and financing			**20.3**		70.6		8.9
Management of liquid resources			**(23.0)**		7.3		62.0
Financing							
Increase/(decrease) in debt		**5.2**		(107.1)		(81.5)	
Issue of shares		**3.0**		3.4		3.4	
			8.2		(103.7)		(78.1)
Increase/(decrease) in cash			**5.5**		(25.8)		(7.2)

Reconciliation of net cash flow to movement in net debt	Notes	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2001 £m	Audited 31 Mar 2002 £m
Increase/(decrease) in cash (as above)		**5.5**	(25.8)	(7.2)
Cash flow from movement in net debt and financing		**(5.2)**	107.1	81.5
Cash flow from movement in liquid resources		**23.0**	(7.3)	(62.0)
Change in net debt resulting from cash flows		**23.3**	74.0	12.3
Net debt assumed with acquisitions		**-**	-	(8.7)
Movement in rolled up interest on finance leases		**0.8**	7.4	(2.2)
Currency translation differences		**5.1**	0.3	(0.7)
Other non cash items		**2.4**	(0.5)	(1.9)
Decrease/(increase) in net debt		**31.6**	81.2	(1.2)
Opening net debt		**(2,411.7)**	(2,410.5)	(2,410.5)
Closing net debt	8	**(2,380.1)**	(2,329.3)	(2,411.7)

Statement of total recognised gains and losses
Six months ended 30 September 2002

	Unaudited 30 Sept 2002	Unaudited 30 Sept 2001	Audited 31 March 2002
	£m	£m	£m
Profit for the financial period			
- group	**32.7**	62.0	155.7
- joint ventures	**0.2**	0.4	0.6
- associates	**0.9**	0.6	1.0
Total profit for the financial period	**33.8**	63.0	157.3
Currency translation differences	**(20.6)**	(9.0)	(1.4)
Goodwill written off to reserves on pre April 1998 acquisition (earn-out consideration)	**-**	-	(0.7)
Goodwill charged to profit on disposal, previously written off to reserves pre April 1998	**-**	3.1	3.1
Total recognised gains and losses for the period	**13.2**	57.1	158.3

Reconciliation of movements in shareholders' funds
Six months ended 30 September 2002

	Unaudited 30 Sept 2002	Unaudited 30 Sept 2001	Audited 31 Mar 2002
	£m	£m	£m
Profit for the financial period	**33.8**	63.0	157.3
Dividends	**(59.6)**	(59.5)	(157.6)
	(25.8)	3.5	(0.3)
Other recognised gains and losses relating to the period	**(20.6)**	(5.9)	1.0
Shares issued	**3.0**	3.4	3.4
Net (reduction in)/addition to shareholders' funds	**(43.4)**	1.0	4.1
Opening shareholders' funds	**2,294.0**	2,289.9	2,289.9
Closing shareholders' funds	**2,250.6**	2,290.9	2,294.0

Notes

1 Basis of preparation

The unaudited interim results for the six months ended 30 September 2002 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2002, as set out in the financial statements of the group.

The comparative figures for the year ended 31 March 2002 and other financial information contained therein do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2002, incorporating an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other-principally USA and Europe		Group	
Six months ended 30 September	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Group turnover						
Water and sewerage	**456.8**	447.0	**-**	-	**456.8**	447.0
Waste management	**231.5**	230.6	**26.1**	21.8	**257.6**	252.4
Services	**25.9**	20.8	**164.8**	168.3	**190.7**	189.1
Systems	**24.9**	26.9	**3.6**	4.7	**28.5**	31.6
Property, Engineering consultancy and Insurance	**16.8**	16.0	**-**	-	**16.8**	16.0
Inter segment trading	**(44.2)**	(39.4)	**(0.2)**	-	**(44.4)**	(39.4)
	711.7	701.9	**194.3**	194.8	**906.0**	896.7
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**171.4**	169.2	**-**	-	**171.4**	169.2
Waste management	**33.1**	35.4	**1.3**	0.3	**34.4**	35.7
Services	**1.3**	0.1	**14.4**	18.0	**15.7**	18.1
Systems	**0.8**	1.4	**(0.3)**	(6.4)	**0.5**	(5.0)
Property, Engineering consultancy and Insurance	**(1.1)**	(0.1)	**-**	-	**(1.1)**	(0.1)
Unrealised profit on inter segment trading	**(1.3)**	(1.0)	**-**	-	**(1.3)**	(1.0)
Corporate overheads	**(9.6)**	(6.3)	**-**	-	**(9.6)**	(6.3)
	194.6	198.7	**15.4**	11.9	**210.0**	210.6
Goodwill amortisation	**(8.6)**	(8.0)	**(4.7)**	(4.4)	**(13.3)**	(12.4)
Group profit before interest and exceptional items						
Water and sewerage	**171.4**	169.2	**-**	-	**171.4**	169.2
Waste management	**24.9**	27.7	**1.2**	0.3	**26.1**	28.0
Services	**0.9**	(0.2)	**9.8**	13.6	**10.7**	13.4
Systems	**0.8**	1.4	**(0.3)**	(6.4)	**0.5**	(5.0)
Property, Engineering consultancy and Insurance	**(1.1)**	(0.1)	**-**	-	**(1.1)**	(0.1)
Unrealised profit on inter segment trading	**(1.3)**	(1.0)	**-**	-	**(1.3)**	(1.0)
Corporate overheads	**(9.6)**	(6.3)	**-**	-	**(9.6)**	(6.3)
	186.0	190.7	**10.7**	7.5	**196.7**	198.2
Exceptional items						
Exceptional impairment of fixed assets - Services	**(3.1)**	-	**(38.3)**	-	**(41.4)**	-
Exceptional contract costs - Systems	**-**	-	**-**	(21.5)	**-**	(21.5)
Profit on disposal of business - Systems	**-**	-	**-**	8.0	**-**	8.0
	(3.1)	-	**(38.3)**	(13.5)	**(41.4)**	(13.5)
Group profit before interest						
Water and sewerage	**171.4**	169.2	**-**	-	**171.4**	169.2
Waste management	**24.9**	27.7	**1.2**	0.3	**26.1**	28.0
Services	**(2.2)**	(0.2)	**(28.5)**	13.6	**(30.7)**	13.4
Systems	**0.8**	1.4	**(0.3)**	(19.9)	**0.5**	(18.5)
Property, Engineering consultancy and Insurance	**(1.1)**	(0.1)	**-**	-	**(1.1)**	(0.1)
Unrealised profit on inter segment trading	**(1.3)**	(1.0)	**-**	-	**(1.3)**	(1.0)
Corporate overheads	**(9.6)**	(6.3)	**-**	-	**(9.6)**	(6.3)
	182.9	190.7	**(27.6)**	(6.0)	**155.3**	184.7

3 Exceptional Items

Exceptional costs in the half year to 30 September 2002 related to a £41.4m charge for the impairment of fixed assets in Severn Trent Services; the impairment was determined in accordance with FRS 11 "Impairment of fixed assets and goodwill". The impairment restates the relevant assets to value in use using a pre-tax discount rate of 10%. £37.8m of this impairment charge was a write down of goodwill, the remaining £3.6m was a write down of tangible fixed assets.

Exceptional items in the half year to 30 September 2001 were a net charge of £13.5m. This represented a £21.5m exceptional charge in respect of CIS-Open Vision contracts in the USA, offset by a £8.0m profit from the disposal of Stoner Associates. The full year exceptional charge in respect of these CIS-Open Vision contracts for the year ended 31 March 2002 was £25.0m (£3.5m charged in the second six month period).

4 Taxation

	Six months ended 30 Sept 2002 £m	Six months ended 30 Sept 2001 £m
Current tax		
UK corporation tax at 30%	**15.4**	7.8
UK corporation tax prior year	**(3.0)**	(2.4)
Double tax relief	**(0.4)**	(0.3)
Overseas tax	**1.5**	1.5
Share of tax charges of joint ventures and associates	**0.7**	0.5
	14.2	7.1
Deferred tax	**28.8**	34.1
	43.0	41.2

5 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the period.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The Directors consider that the adjusted figures provide a useful additional indication of performance.

	Six months ended 30 September 2002		
	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**33.8**	**343.2**	**9.8**
Effect of dilutive options	-	1.4	-
Diluted earnings per share	**33.8**	**344.6**	**9.8**
Adjusted earnings per share			
Basic earnings per share	**33.8**	**343.2**	**9.8**
Effect of:			
Exceptional impairment of fixed assets	**41.4**	-	**12.1**
Exceptional profit on disposal of business	-	-	-
Exceptional contract costs	-	-	-
Deferred tax	**28.8**	-	**8.4**
Adjusted basic earnings per share before exceptional items and deferred tax	**104.0**	**343.2**	**30.3**
Diluted earnings per share	**33.8**	**344.6**	**9.8**
Effect of:			
Exceptional impairment of fixed assets	**41.4**	-	**12.0**
Exceptional profit on disposal of business	-	-	-
Exceptional contract costs	-	-	-
Deferred tax	**28.8**	-	**8.4**
Adjusted diluted earnings per share before exceptional items and deferred tax	**104.0**	**344.6**	**30.2**

	Six months ended 30 September 2001		
	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	63.0	342.8	18.4
Effect of dilutive options	-	1.7	(0.1)
Diluted earnings per share	63.0	344.5	18.3
Adjusted earnings per share			
Basic earnings per share	63.0	342.8	18.4
Effect of:			
Exceptional impairment of fixed assets	-	-	-

Exceptional profit on disposal of business	(8.0)	-	(2.3)
Exceptional contract costs	21.5	-	6.3
Deferred tax	34.1	-	9.9
Adjusted basic earnings per share before exceptional items and deferred tax	110.6	342.8	32.3
Diluted earnings per share	63.0	344.5	18.3
Effect of:			
Exceptional impairment of fixed assets	-	-	-
Exceptional profit on disposal of business	(8.0)	-	(2.3)
Exceptional contract costs	21.5	-	6.2
Deferred tax	34.1	-	9.9
Adjusted diluted earnings per share before exceptional items and deferred tax	110.6	344.5	32.1

6 Interim Dividend

The Board has declared an interim dividend of 17.34p per ordinary share (2001: 17.34p) to be paid on 7 April 2003 to shareholders on the register at 20 December 2002. The shares will be traded 'ex-dividend' with effect from 18 December 2002.

The cost of the interim dividend amounts to £59.6m (2001: £59.5m).

7 Pensions

Given the significant fall in equity values, it is appropriate to provide an update to the position of the group's defined benefit pension schemes. On an FRS17 basis, as at 30 September 2002, the estimated overall net position of the group's defined benefit pension schemes is a deficit of approximately £220m, as compared to a net surplus of approximately £30m as at 31 March 2002, (in both cases before amounts deemed irrecoverable and deferred tax). As at 30 September 2002 the group's defined benefit pension schemes had total assets of approximately £760m of which around 68% was invested in equities.

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations, which were in surplus overall, to determine the pension charge in the group's accounts. The SSAP24 charge continues to be derived on this basis until the next formal actuarial valuation. Thus, notwithstanding the fall in equity values, this principle has been followed in determining the group's pension charge for 2002/03.

For further information on the group's pensions and retirement benefits, see the group's Annual Report and Accounts.

8 Analysis of net debt

	30 Sept 2002	30 Sept 2001	31 March 2002
	£m	£m	£m
Cash at bank and in hand	**36.7**	13.1	28.9
Short-term deposits	**42.2**	73.7	19.1
Overdrafts	**(28.5)**	(33.6)	(31.2)
Debt due within one year	**(502.9)**	(406.0)	(443.6)
Debt due after one year	**(1,467.5)**	(1,524.7)	(1,521.3)
Finance leases due within one year	**(4.4)**	(3.4)	(4.7)
Finance leases due after one year	**(455.7)**	(448.4)	(458.9)
Net debt	**(2,380.1)**	(2,329.3)	(2,411.7)

9 Reconciliation of operating profit to operating cash flows

	Six months ended 30 Sept 2002	Six months ended 30 Sept 2001
	£m	£m
Operating profit	**150.2**	171.9
Depreciation charge	**144.2**	141.5
Amortisation of goodwill	**13.3**	12.4
Exceptional impairment of fixed assets	**41.4**	-
Profit on sale of tangible fixed assets	**(1.5)**	(1.6)
Deferred income received	**-**	0.2
Deferred income written back	**(2.6)**	(2.0)
Provisions for liabilities and charges	**8.0**	23.2
Utilisation of provisions for liabilities and charges	**(16.3)**	(10.2)
Movement in working capital	**37.6**	12.2
Net cash inflow from operating activities	**374.3**	347.6

10 Interim Statement

The interim report and accounts were approved by the Board of Directors on 10 December 2002. Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

11 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business, and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable,

speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Independent review report to Severn Trent Plc

Introduction

We have been instructed by the company to review the interim financial information which comprises the group profit and loss account, the group balance sheet, the group cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. The report has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other

purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants
Birmingham
10 December 2002

ENDS

6 June 2001

Preliminary Results for the year to 31 March 2001

GROWTH BUSINESSES AHEAD BY 58%, WHILE SEVERN TRENT WATER OUTPERFORMS

Financial and operating highlights:

Group:
- Turnover up 7.3% to £1682 million
- PBITA before exceptional costs £400.2m (£465.8m)
- Strong performance from growth businesses – 58.1% increase in PBITA (before exceptional costs) to £83.8m
- Successful integration of UK Waste
- Full year dividend maintained at 45.0p

Severn Trent Water:
- Turnover down 9.7% to £887m reflecting reduced income as a result of OFWAT price determination
- PBITA £330.5m
- OPEX and CAPEX out-performance
- High standard of customer service and product quality maintained

Growth businesses:

Biffa:
- Turnover up 36.0% to £396m
- PBITA up 44.6% to £45.7m (before exceptional costs)
- Synergies ahead of schedule - £11m annualised cost savings already achieved
- Strong organic growth in the UK – increased environmental regulation provides catalyst for further growth

Severn Trent Services:
- Turnover up 44.3% to £350m
- PBITA up 78.0% to £38.1m
- Consolidation and integration of acquisitions complete
  - Market leader in US and UK Environmental Laboratories
  - Strong base secured in Operating Services and Purification
- Well placed for organic growth

David Arculus, Chairman, Severn Trent Plc, said:

"The transformation of Severn Trent into an environmental services company has accelerated. Almost all our businesses are ahead of the targets we set a year ago and our non-regulated businesses are well positioned for strong organic growth. We are particularly pleased by the 58% profit growth from Biffa and Severn Trent Services."

"Severn Trent Water performed very well in the face of a tough regulatory determination, which reduced charges to our customers by almost 12%. We are already achieving or exceeding the demanding targets set in the regulatory review. Although we are only in the second year of the new regulatory period, we believe that we need to start planning now for the next review, working with the new regulator to ensure that longer term investment objectives are met. All water companies will have a continuing need for capital investment to meet increasing EU water and waste water quality standards and maintain the existing infrastructure."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"Our growth businesses have delivered an impressive performance over the past year. These businesses are leading the changes underway in the Group and are laying the foundations for strong growth going forward. This year turnover from our growth businesses is likely, for the first time, to overtake that from our regulated water business. With more synergies to come from the UK Waste acquisition together with further improvements from Severn Trent Services and the continued out-performance of Severn Trent Water, we are well positioned in our target markets to be a leading provider of environmental services and to deliver strong organic growth."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4000 (thereafter)
Alan Costin Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4000 (thereafter)
Simon Holberton Helen Shepard	Brunswick Group	020 7404 5959

Chairman's Statement

Over the past year the transformation of Severn Trent into an environmental services company has accelerated. In almost all of our businesses we are ahead of the targets we set a year ago and our non-regulated businesses particularly are now positioned for strong organic growth.

Our growth businesses

Our growth businesses have delivered an impressive performance over the past year. Biffa and Severn Trent Services are leading the changes underway at the Group and are laying the foundations for strong growth going forward. In a full year Biffa and Severn Trent Services between them will contribute almost half the Group's turnover. With only a half year contribution from UK Waste, and before the impact of substantial synergies, their combined profit before interest, goodwill amortisation and exceptional costs increased by 58% compared with the previous year. Our objective is to grow these businesses and improve their margins.

The biggest single event this year has been the acquisition of UK Waste. UK Waste, combined with our strong Biffa business gives us a UK market share of around 10%. It brings with it strengths in logistics, recycling and in the generation of green energy. The Biffa team is energetically proceeding with the integration of the two businesses and is already ahead of schedule. Most importantly, the enlarged Biffa is now well placed to offer a complete environmental solutions package to customers across the UK.

Our other growth business, Severn Trent Services, is an international business based in the US. The business has a strong base in environmental laboratories where we are the UK and US market leader. We also have a good base in operating contracts and purification. Behind the improved performance of Severn Trent Services has been a year of consolidation and integration – we have now largely completed our acquisition phase. With the new management team bedded down, and a more clearly focused strategy, we are well positioned to deliver organic growth.

A challenging year for Water

In the face of a tough regulatory determination which reduced charges to our customers by almost 12%, Severn Trent Water performed very well. Severn Trent Water has built a reputation for delivery based on effective team work. We are already achieving or exceeding the demanding targets set in the regulatory review. On operating costs our two year manpower reduction programme has largely been completed in year one. On capital expenditure we are looking for additional out-performance, and on the cost of borrowing new financing programmes are securing lower cost finance.

Although we are only in the second year of the new regulatory period, we believe that we need to start planning now for the next review, working with the new regulator to ensure that longer term investment objectives are met. All water companies will have a continuing need for capital investment to meet increasing EU water and waste water quality standards and maintain the existing infrastructure. These companies will only be able to secure the necessary finance if they can ensure a reasonable return for investors and providers of debt capital. Severn Trent remains committed to the equity model and we believe that these issues can be resolved with the appropriate engagement of all parties.

Environmental leadership

Our commitment to environmental leadership binds all our businesses together. This starts by having exemplary internal environmental policies and practices, which we are continually striving to develop. We already generate some 35% of our electricity needs from landfill and sewage gases. Our capabilities are there to help our customers, and particularly our business customers, solve their environmental problems. As the Government imposes new environmental regulation on business, Severn Trent, with its broad spectrum of environmental businesses, is better positioned than any other company in the UK to provide a comprehensive range of products and services to industry.

Group results

During the year, turnover rose 7.3% to £1,681.6 million (£1,566.6 million). Turnover from our regulated water and sewerage business fell by 9.7% reflecting the impact of lower charges to customers. However, turnover from our non-regulated businesses increased by 30.2% and accounted for 50.6% of our revenues as against 41.6% the previous year.

Group profit before interest, goodwill amortisation and exceptional costs fell by 14.1% to £400.2 million (£465.8 million). The contribution from the regulated water business actually fell by 22.0%, whilst that from our non-regulated arm increased by 41.8% to £82.8 million.

After exceptional costs of £15.5 million (£64.7 million) and interest costs of £161.1 million (£120.7 million) profit before tax was £206.2 million (£274.0 million).

The tax charge for the year was £12.4 million (£22.1 million) an effective rate of 6.0%. We anticipate that the effective current tax rate for the year ending 31 March 2002 will be at a similar level.

Accounting Standard FRS19, requiring full provision for deferred taxation, will be adopted by the Group in the year ending 31 March 2002. If FRS19 had been adopted for the year ended 31 March 2001, deferred tax of £52.6 million would have been charged in the year, and a provision of £324.1 million would have been included in the balance sheet. The deferred tax is not expected to crystalise in the foreseeable future.

Basic earnings per share before exceptional costs was 61.0p (92.8p).

On these results the Board is recommending a final dividend of 28.0p per ordinary share, bringing the total for the year to 45.0p (45.0p).

It remains the intention of the Board that for the period up to 31 March 2005, barring unforeseen circumstances, dividends per share will as a minimum be maintained at this level.

Operational review

Severn Trent Water

Turnover in Severn Trent Water declined by 9.7% to £887.2 million with profit before interest and tax down 22.0% (before last year's exceptional costs of £61.1 million) to £330.5 million. The decline in turnover and profit was the result of the reduction in charges to customers following the regulatory determination of prices for the five year period beginning 1 April 2000.

Direct operating costs of £356.0 million (excluding depreciation and infrastructure renewals) were held at last year's level, despite underlying inflation of 2%, increased costs associated with capital schemes and increases in bad debts and business rates. The ability to hold costs was achieved through cost reductions amounting to £26.0 million, equivalent to 7.3% efficiency. The cost savings have involved the loss of 1070 jobs since November 1999.

In the drive to reduce costs and increase service, the company has made increased use of new technologies. Nine control centres have been consolidated into two high-tech network management centres in Leicester and Wolverhampton. A similar rationalisation of customer call centres is also under way. State of the art geographical information systems (GIS) are all part of creating an efficient, e-enabled 21st Century business.

Capital investment for this first year of the new regulatory period was £320 million, somewhat below the anticipated average over the period of around £400 million p.a. This arose from the need to await the outcome of the OFWAT determination before finalising investment priorities.

Against a background of operational problems presented by the fuel crisis in the autumn, floods followed by severe frosts in the winter and restrictions imposed as a result of the foot-and-mouth crisis in the spring, Severn Trent Water maintained its high level of customer service and high level of compliance with quality standards for drinking water and sewage treatment.

Outperforming against the regulatory determination on operating and capital expenditure is only one aspect of the company's strategy. Severn Trent Water is also seeking new business from commercial and industrial customers outside its region, as well as developing a range of additional products and services for its existing customer base. In May 2001 the company, in association with Marks & Spencer, launched *Water Guardian* our quality control process for food suppliers.

Biffa Waste Services

Turnover in Biffa Waste Services increased by 36.0% to £396.0 million, with profit before interest, tax, goodwill amortisation and exceptional costs (PBITA) up 44.6% to £45.7 million. This result included a profit contribution from 22 September 2000 from the UK Waste acquisition amounting to an estimated £13.4 million. After goodwill amortisation totalling £8.7 million (including £7.9 million relating to UK Waste) profit before interest and exceptional costs amounted to £37.0 million. Exceptional costs of £15.5 million have been incurred or provided for the restructuring of the acquired business.

In the UK, Biffa collection division had another very good year with turnover rising 40.3% to £212.7 million and PBITA up 40.5% to £28.1 million. Landfill turnover was up 51.5% to £113.2 million generating PBITA of £20.1 million, up 101%. Turnover from the special waste division was up 26.4% to £27.8 million, with PBITA doubled at £3.6 million.

In Belgium, Biffa's turnover of £42.3 million was marginally lower than in the previous year and PBITA was down 45.1% to £3.9 million. After three very strong years the landfill operation in Belgium has now stabilised at the lower level we indicated with our interim results. The collection business performed well and the special waste business continued to improve. Although the changes in the landfill market will preclude a recovery in profits in Belgium to the level enjoyed in the recent past, the business continues to make good returns.

The integration of UK Waste into Biffa is proceeding well. Head Office functions have been combined, fourteen depots merged, the vehicle fleets rationalised and all sites and treatment plants transferred to common systems. Synergies already delivered will be worth £11 million in a full year and Biffa remains confident of achieving synergies of at least £15 million p.a. when the integration is completed by March 2002. However the compelling reason for Biffa acquiring UK Waste is the growth potential of the combined businesses and their strategic fit together in the most attractive waste market in Europe.

Biffa is now the UK's largest single supplier of integrated waste management services. In a business where transport logistics management is a key skill, the acquisition of UK Waste has added further economies of scale to Biffa's already highly successful industrial and commercial collection business. It has also enhanced the efficiency of the landfill operation by adding eight large scale sites, increasing Biffa's landfill void bank and its power generation capacity. As the EU Landfill Directive seeks over time to divert waste away from landfill, UK Waste further strengthens Biffa's capabilities in recycling and waste treatment.

Severn Trent Services

Severn Trent Services maintained its strong growth momentum with turnover up 44.3% to £350.4 million and PBITA up 78.0% (before last year's exceptional costs) to £38.1 million. After goodwill amortisation of £8.5 million, profit before interest was 88.5% higher at £29.6 million.

This year has seen the new management team make good progress in cutting costs, integrating products and services, aligning the organisation more closely to the needs of customers and promoting the Severn Trent brand.

Analytical Services division had turnover of £155.2 million, up 94.0% on the previous year. The increase reflected the full year effect of acquisitions made during the course of 1999/2000 as well as four US laboratories acquired during the year. The business now has an estimated 20% share of the US market, and with coast-to-coast coverage Severn Trent Laboratories is now able to serve 80 of the Fortune 200 companies. Building on the quality of its laboratory testing, the business is expanding its service to include the collection and preparation of samples. It is also developing data delivery systems that give customers faster and easier access to test results via the Internet.

In the UK, following the acquisition of Hyder Laboratories in April 2000, the business is now the market leader in analytical services.

Operating Services division increased its turnover by 37.7% on the previous year, to £116.5 million. As a leading contracted operator of water and waste water systems for smaller municipalities in the USA and supplier of pipeline services, the business expanded its geographic coverage through two small acquisitions during the year. Tight control of costs and negotiation of better contract rates produced an improvement in margins. In Europe, the Severn Trent Water International investments in Italy and Belgium continued to make a valuable contribution.

Turnover in Water Purification division was £78.7 million, virtually the same as in the previous year. The business was impacted by the slow start amongst UK water companies to their new five year capital programmes. In the US, the business has been restructured along two product lines, disinfection and filtration. With a widening spectrum of products, services and technologies the division is now better equipped to provide appropriate solutions to its customers' needs for water and waste water treatment.

Severn Trent Systems

Turnover at Severn Trent Systems was down 19.3% on the previous year, to £70.0 million. The business made a loss before interest of £5.6 million.

The IT Services division continued its successful development of systems for other Group companies, notably in the areas of asset management, e-commerce, mobile fieldworking and Intranet.

Within the software products division, we have continued to experience problems with CIS Open Vision, our billing and customer information system. The product continues to require significant investment to resolve issues arising from delivery of existing contracts.

In line with the strategic review carried out last year, on 17 May 2001 we announced the sale of Stoner Associates to the Lattice Group.

The Work Management product achieved five new sales in the year and investment in the system has continued in order to enhance its innovative capabilities.

Property, Engineering Consultancy and Insurance

Our Property, Engineering Consultancy and Insurance businesses produced a profit before interest of £4.4 million. The decline over the previous year was largely the result of flood-related insurance claims and the reduced volume of engineering work for Severn Trent Water.

The Future

Our strategy for creating shareholder value continues to be based upon the profitable growth of our waste and services businesses and out-performance by our regulated water business against the targets built into the OFWAT price determination.

We are in a strong position to achieve these objectives and we believe there is an emerging opportunity to add further value by being a leader in the provision of environmental services to the UK market.

David Arculus
Chairman, Severn Trent Plc

Group profit and loss account
Year ended 31 March 2001

	Notes	Continuing Operations £m	Acquisitions £m	Total 2001 £m	Total Continuing 2000 £m
Turnover: group and share of joint ventures		1,568.1	117.8	1,685.9	1,580.2
Less: share of joint ventures' turnover		(4.3)	-	(4.3)	(13.6)
Turnover		1,563.8	117.8	1,681.6	1,566.6
Operating costs before goodwill amortisation and exceptional costs		(1,188.7)	(101.5)	(1,290.2)	(1,109.4)
Goodwill amortisation		(8.8)	(8.6)	(17.4)	(6.4)
Exceptional restructuring costs	1(b)	-	(15.5)	(15.5)	(56.1)
Exceptional Year 2000 costs	1(b)	-	-	-	(8.6)
Total operating costs		(1,197.5)	(125.6)	(1,323.1)	(1,180.5)
Group operating profit/(loss)		366.3	(7.8)	358.5	386.1
Share of operating profit of joint ventures and associates		8.8	-	8.8	8.6
Profit before interest, goodwill and exceptional costs		383.9	16.3	400.2	465.8
Goodwill amortisation		(8.8)	(8.6)	(17.4)	(6.4)
Profit before interest and exceptional costs		375.1	7.7	382.8	459.4
Exceptional costs		-	(15.5)	(15.5)	(64.7)
Profit/(loss) before interest		375.1	(7.8)	367.3	394.7
Net interest payable				(161.1)	(120.7)
Profit after interest before exceptional costs				221.7	338.7
Exceptional costs				(15.5)	(64.7)
Profit on ordinary activities before taxation				206.2	274.0
Taxation on profit on ordinary activities	1(c)			(12.4)	(22.1)
Profit on ordinary activities after taxation				193.8	251.9
Equity minority interests				(0.4)	-
Profit for the financial year				193.4	251.9
Dividends (including non-equity dividends)	1(d)			(154.5)	(154.0)
Retained profit for the financial year				38.9	97.9

Earnings per share (pence)

Basic	1(e)	**56.5**	73.8
Diluted	1(e)	**56.2**	73.5
Basic before exceptional costs	1(e)	**61.0**	92.8
Diluted before exceptional costs	1(e)	**60.7**	92.3

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial years stated above, and their historical cost equivalents.

Balance Sheet
At 31 March 2001

	Group		Company	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Fixed assets				
Intangible assets - goodwill	**461.3**	138.0	**-**	-
Tangible assets	**4,815.6**	4,630.9	**7.5**	7.1
Investments in joint ventures				
Share of gross assets	**6.6**	7.3	**-**	-
Share of gross liabilities	**(5.4)**	(6.9)	**-**	-
Loans to joint ventures	**3.8**	4.5	**-**	0.1
	5.0	4.9	**-**	0.1
Investments in associates	**17.2**	16.3	**-**	-
Investments in subsidiaries	**-**	-	**3,039.6**	1,785.6
Other investments	**5.4**	4.5	**3.6**	3.3
Total investments	**27.6**	25.7	**3,043.2**	1,789.0
	5,304.5	4,794.6	**3,050.7**	1,796.1
Current Assets				
Stocks	**82.6**	77.3	**-**	-
Debtors	**414.7**	353.8	**17.5**	151.2
Short-term deposits	**81.0**	35.8	**59.2**	-
Cash at bank and in hand	**35.0**	8.4	**511.1**	291.4
	613.3	475.3	**587.8**	442.6
Creditors: amounts falling due within one year	**(1,444.0)**	(1,089.2)	**(922.6)**	(599.6)
Net current liabilities	**(830.7)**	(613.9)	**(334.8)**	(157.0)
Total assets less current liabilities	**4,473.8**	4,180.7	**2,715.9**	1,639.1
Creditors: amounts falling due after more than one year	**(1,770.0)**	(1,537.7)	**(75.5)**	-
Provisions for liabilities and charges	**(93.7)**	(96.0)	**-**	-
Net assets	**2,610.1**	2,547.0	**2,640.4**	1,639.1
Capital and reserves				
Called up share capital	**223.6**	231.7	**223.6**	231.7
Share premium account	**20.2**	12.2	**20.2**	12.2
Capital redemption reserve	**156.1**	147.0	**156.1**	147.0
Profit and loss account	**2,209.0**	2,155.8	**2,240.5**	1,248.2
Total shareholders' funds	**2,608.9**	2,546.7	**2,640.4**	1,639.1
Equity shareholders' funds	**2,608.9**	2,537.6	**2,640.4**	1,630.0
Non-equity shareholders' funds	**-**	9.1	**-**	9.1
Minority shareholders' interest (equity)	**1.2**	0.3	**-**	-
	2,610.1	2,547.0	**2,640.4**	1,639.1

Group cash flow statement
Year ended 31 March 2001

	Notes	2001 £m	2001 £m	2000 £m	2000 £m
Net cash inflow from operating activities	1(f)		**617.8**		671.5
Dividends received from associates and joint ventures			**1.0**		1.5
Returns on investments and servicing of finance			**(126.8)**		(94.5)
Taxation			**(6.4)**		(49.3)
Capital expenditure and financial investment			**(365.7)**		(575.5)
Acquisitions			**(427.9)**		(145.1)
Equity dividends paid			**(153.7)**		(247.1)
Net cash outflow before use of liquid resources and financing			**(461.7)**		(438.5)
Management of liquid resources			**(44.9)**		(13.8)
Financing					
Increase in debt		**515.7**		428.0	
Redemption of shares		**(9.1)**		-	
Issue of shares		**6.7**		3.6	
			513.3		431.6
Increase/(decrease) in cash			**6.7**		(20.7)

Reconciliation of net cash flow to movement in net debt

	2001 £m	2001 £m	2000 £m	2000 £m
Increase/(decrease) in cash (as above)	**6.7**		(20.7)	
Cash flow from movement in net debt and financing	**(515.7)**		(428.0)	
Cash flow from movement in liquid resources	**44.9**		13.8	
Change in net debt resulting from cash flows		**(464.1)**		(434.9)
Net cash/(debt) assumed with acquisitions		**13.7**		(14.9)
Rolled up interest on finance leases		**(14.4)**		(11.3)
Rolled up interest on debt		**(0.3)**		(0.2)
Currency translation differences		**(6.0)**		0.4
Increase in net debt		**(471.1)**		(460.9)
Opening net debt		**(1,939.4)**		(1,478.5)
Closing net debt		**(2,410.5)**		(1,939.4)

Statement of total recognised gains and losses
Year ended 31 March 2001

		Group
	2001	2000
	£m	£m
Profit for the financial year - group	**191.8**	250.0
- joint ventures	**0.6**	0.8
- associates	**1.0**	1.1
Total profit for the financial year	**193.4**	251.9
Currency translation differences	**25.7**	(0.7)
Total recognised gains and losses for the year	**219.1**	251.2

The company had no recognised gains or losses other than the profit for the year.

Reconciliation of movements in shareholders' funds

		Group		Company
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Profit for the financial year	**193.4**	251.9	**1,158.2**	274.0
Dividends (including non-equity dividends)	**(154.5)**	(154.0)	**(154.5)**	(154.0)
	38.9	97.9	**1,003.7**	120.0
Other recognised gains and losses relating to the year	**25.7**	(0.7)	**-**	-
Shares issued	**6.7**	3.6	**6.7**	3.6
Redemption of shares	**(9.1)**	-	**(9.1)**	-
Net addition to shareholders' funds	**62.2**	100.8	**1,001.3**	123.6
Opening shareholders' funds	**2,546.7**	2,445.9	**1,639.1**	1,515.5
Closing shareholders' funds	**2,608.9**	2,546.7	**2,640.4**	1,639.1

Segmental analysis

Analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other-principally USA and Europe			Group
	2001	2000	**2001**	2000	**2001**	2000
	£m	£m	**£m**	£m	**£m**	£m
Group turnover						
Water and sewerage	**887.2**	982.1	**-**	-	**887.2**	982.1
Waste management	**353.7**	248.3	**42.3**	42.8	**396.0**	291.1
Services	**49.1**	52.9	**301.3**	189.9	**350.4**	242.8
Systems	**45.4**	71.2	**24.6**	15.5	**70.0**	86.7
Property, Engineering consultancy and Insurance	**92.6**	77.1	**-**	0.6	**92.6**	77.7
Inter segment trading	**(114.0)**	(113.5)	**(0.6)**	(0.3)	**(114.6)**	(113.8)
	1,314.0	1,318.1	**367.6**	248.5	**1,681.6**	1,566.6

Group profit before interest, goodwill and exceptional costs						
Water and sewerage	**330.5**	423.5	**-**	-	**330.5**	423.5
Waste management	**41.8**	24.5	**3.9**	7.1	**45.7**	31.6
Services	**4.5**	0.1	**33.6**	21.3	**38.1**	21.4
Systems	**(2.9)**	(2.6)	**(2.5)**	0.1	**(5.4)**	(2.5)
Property, Engineering consultancy and Insurance	**4.4**	7.9	**-**	-	**4.4**	7.9
Unrealised profit on inter segment trading	**(1.0)**	(2.5)	**-**	-	**(1.0)**	(2.5)
Corporate overheads	**(12.1)**	(13.6)	**-**	-	**(12.1)**	(13.6)
	365.2	437.3	**35.0**	28.5	**400.2**	465.8
Goodwill amortisation	**(9.7)**	(1.0)	**(7.7)**	(5.4)	**(17.4)**	(6.4)
Group profit before interest, and exceptional costs						
Water and sewerage	**330.5**	423.5	**-**	-	**330.5**	423.5
Waste management	**33.2**	23.9	**3.8**	7.1	**37.0**	31.0
Services	**3.4**	(0.3)	**26.2**	16.0	**29.6**	15.7
Systems	**(2.9)**	(2.6)	**(2.7)**	-	**(5.6)**	(2.6)
Property, Engineering consultancy and Insurance	**4.4**	7.9	**-**	-	**4.4**	7.9
Unrealised profit on inter segment trading	**(1.0)**	(2.5)	**-**	-	**(1.0)**	(2.5)
Corporate overheads	**(12.1)**	(13.6)	**-**	-	**(12.1)**	(13.6)
	355.5	436.3	**27.3**	23.1	**382.8**	459.4
Exceptional costs	**(15.5)**	(62.1)	**-**	(2.6)	**(15.5)**	(64.7)
Group profit before interest						
Water and sewerage	**330.5**	362.4	**-**	-	**330.5**	362.4
Waste management	**17.7**	23.9	**3.8**	7.1	**21.5**	31.0
Services	**3.4**	(1.2)	**26.2**	13.4	**29.6**	12.2
Systems	**(2.9)**	(2.6)	**(2.7)**	-	**(5.6)**	(2.6)
Property, Engineering consultancy and Insurance	**4.4**	7.8	**-**	-	**4.4**	7.8
Unrealised profit on inter segment trading	**(1.0)**	(2.5)	**-**	-	**(1.0)**	(2.5)
Corporate overheads	**(12.1)**	(13.6)	**-**	-	**(12.1)**	(13.6)
	340.0	374.2	**27.3**	20.5	**367.3**	394.7

Turnover by origin and destination do not differ materially.
Water and sewerage turnover in the year ended 31 March 2000 was net of customer rebates of £18.0 million. There were no customer rebates in the year ended 31 March 2001.

The segmental analysis includes the following amounts in respect of businesses acquired during the year:

	United Kingdom £m	Other-principally USA and Europe £m	**Total £m**
Turnover			
Waste management	87.3	1.5	**88.8**
Services	9.5	17.6	**27.1**
Property	1.9	-	**1.9**
	98.7	19.1	**117.8**

	United Kingdom £m	Other-principally USA and Europe £m	**Total £m**
Operating Profit/(loss)			
Waste management	(10.0)	0.2	**(9.8)**
Services	0.2	1.7	**1.9**
Property	0.1	-	**0.1**
	(9.7)	1.9	**(7.8)**

Waste management operating profit in the table above is after charging £15.5 million restructuring costs and goodwill amortisation of £8.0 million. Services' and Property's operating profit in the table above is after charging goodwill amortisation of £0.6 million and £nil respectively.

Notes

1 Financial information

a Results

The results have been extracted from the audited financial statements of the group for the year ended 31 March 2001. These audited statements incorporate an unqualified audit report. The results do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2000, which incorporated an unqualified auditors' report, have been filed with the Registrar of Companies.

b Exceptional restructuring and Year 2000 costs

Exceptional restructuring costs in the year to 31 March 2001 of £15.5 million relate wholly to Waste Management restructuring following the acquisition of UK Waste. Restructuring costs in the year ended 31 March 2000 of £56.1 million substantially related to the costs of restructuring Severn Trent Water following the AMP3 determination, and a restructuring of Severn Trent Services.

Exceptional Year 2000 charges in the year ended 31 March 2000 of £8.6 million relate to the costs of ensuring that all group computer and operating systems were Millennium compliant.

c Taxation

	2001	2000
	£m	£m
UK corporation tax - current year at 30%	**8.9**	22.4
- prior year	**0.3**	(3.3)
Double taxation relief	**(0.5)**	(0.9)
Overseas taxation - current year	**3.0**	3.3
- prior year	**(0.2)**	-
Share of taxation charges - joint ventures	**-**	0.1
- associates	**0.9**	1.0
Advance corporation tax - prior year	**-**	(0.5)
Total taxation	**12.4**	22.1

d Dividends

An interim dividend of 17.0 pence net per share was paid on 6 April 2001. The Directors recommend a final dividend of 28.0 pence net per share, which it is intended will be paid on 1 October 2001.

The final dividend will be payable to shareholders on the register on 29 June 2001 and shares will be traded "ex-dividend" with effect from 27 June 2001.

The cost of the proposed equity dividends to the company's shareholders for the year ended 31 March 2001 was £154.3 million (2000: £153.7 million). Dividends received or receivable by the company from its subsidiaries comprised £135.5 million from Severn Trent Water Limited (2000: £145.0 million, plus a special dividend of £125.0 million to effect a capital restructuring following the AMP3 determination)and £12.6 million from non regulated businesses (2000: £11.6 million). The group also received dividends of £1.0 million from associates and joint ventures (2000: £1.5 million).

Severn Trent Water Limited's dividend policy is to declare dividends which are consistent with its regulatory obligations and at a level which is decided each year after consideration of a number of factors, including regulatory uncertainty, market expectations, actual and potential efficiencies, future cash flow requirements and balance sheet considerations. The amount declared is expected to vary each year as the impact of these factors changes.

e Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the year.

Supplementary earnings per share figures are presented. These exclude the effects of restructuring costs in 2001 and 2000 and exceptional Year 2000 costs in 2000. The directors consider that the supplementary figures provide a useful additional indication of performance.

Earnings per share 2001

	Earnings £m	Weighted average number of shares (m)	Per share amount pence
Basic earnings per share	193.2	342.1	56.5
Effect of dilutive securities			
Options	-	1.5	(0.3)
Diluted earnings per share	193.2	343.6	56.2
Supplementary earnings per share			
Basic earnings per share	193.2	342.1	56.5
Effect of:			
Exceptional restructuring costs	15.5	-	4.5
Exceptional Year 2000 costs	-	-	-
Basic earnings per share before exceptional costs	208.7	342.1	61.0
Diluted earnings per share	193.2	343.6	56.2
Effect of:			
Exceptional restructuring costs	15.5	-	4.5
Exceptional Year 2000 costs	-	-	-
Diluted earnings per share before exceptional costs	208.7	343.6	60.7

Earnings per share 2000

	Earnings £m	Weighted average number of shares (m)	Per share amount pence
Basic earnings per share	251.5	340.8	73.8
Effect of dilutive securities			
Options	-	1.6	(0.3)
Diluted earnings per share	251.5	342.4	73.5
Supplementary earnings per share			
Basic earnings per share	251.5	340.8	73.8
Effect of:			
Exceptional restructuring costs	56.1	-	16.5
Exceptional Year 2000 costs	8.6	-	2.5
Basic earnings per share before exceptional costs	316.2	340.8	92.8
Diluted earnings per share	251.5	342.4	73.5
Effect of:			
Exceptional restructuring costs	56.1	-	16.3
Exceptional Year 2000 costs	8.6	-	2.5
Diluted earnings per share before exceptional costs	316.2	342.4	92.3

f **Cash flow statement - reconciliation of profit before interest to operating cash flows**

	2001 **£m**	2000 £m
Profit before interest	**367.3**	394.7
Share of operating profit of associates and joint ventures	**(8.8)**	(8.6)
Depreciation charge	**267.4**	252.1
Amortisation of goodwill	**17.4**	6.4
Profit on sale of tangible fixed assets	**(0.3)**	(2.5)
Deferred income received	**1.0**	0.8
Deferred income written back	**(2.9)**	(4.6)
Provisions for liabilities and charges	**12.2**	67.8
Utilisation of provisions for liabilities and charges	**(49.5)**	(26.2)
Decrease in stocks	**3.7**	12.5
Decrease/(increase) in debtors	**4.6**	(27.1)
Increase in creditors	**5.7**	6.2
Net cash inflow from operating activities	**617.8**	671.5

g Regulatory capital values

At each price review, OFWAT sets price limits which it considers will enable companies to earn a reasonable return on capital. OFWAT bases that return on the Regulatory Capital Value (RCV).

The projected outturn for Severn Trent Water's RCV (after clawback for rolling five year adjustments) from the November 1999 Determination is as follows:

	31 March				
£m	2001	2002	2003	2004	2005
Closing Value	4,070	4,150	4,376	4,653	4,930
Year Average	4,037	4,157	4,313	4,569	4,850

2 Annual Report

The 2001 Annual Report or Summary Financial Statement will be sent to shareholders in late June. Copies may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

3 Annual General Meeting

The Annual General Meeting will be held at The International Convention Centre, Birmingham, on 24 July 2001 at 2.30pm.


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Press Releases – 12/07/01

Severn Trent Plc taps debt market

Severn Trent Plc announced today that it has re-opened its £300m 2029 bond. Due to strong investor demand, the original £75 million tap was increased to £125 million. The lead manager was Morgan Stanley.

Press Releases – 24/07/01

Severn Trent AGM - Trading Statement

Speaking at Severn Trent Plc's Annual General Meeting this afternoon, Chairman David Arculus commented on current trading as follows:

"Our strategy for transforming Severn Trent into an environmental services business remains on track, with all three of our principal business units making good progress.

Unaudited management accounts for the quarter ended 30 June 2001 show that group profit before taxation, excluding an exceptional profit arising from the sale of Stoner, was marginally ahead of our expectations.

Severn Trent Water has continued to perform well with its programme of cost efficiencies. The 1100 headcount reduction announced in December 1999 has now been virtually implemented, several months ahead of the scheduled date.

Biffa has made further progress with the successful integration of UK Waste. Increased profit from the UK business, which now constitutes more than 90% of Biffa's profit before interest, tax and goodwill amortisation, has offset some continuing weakness in Belgium.

Profit before interest, tax and goodwill amortisation from our other growth business, Severn Trent Services, was significantly ahead of the corresponding period of last year. Whilst there are some signs that the issues with the US economy are having an impact upon the business, the effect to date has been modest.

At Severn Trent Systems we have continued to experience problems in resolving issues associated with the delivery of the CIS-Open Vision system contracts in the US. All appropriate steps will be vigorously pursued to recover Severn Trent Systems' entitlements, but we now expect losses from this business to be much higher than the £5.6 million loss reported last year. The additional loss is expected to have a limited impact on the group's overall anticipated results.

Our strategy for creating shareholder value continues to be based upon the profitable growth of our waste and services businesses and out-performance by our regulated water business against the targets built into the OFWAT price determination. We remain in a strong position to achieve these objectives."

Enquiries:

Simon Holberton
Brunswick 0207 396 5347

Alan Costin
Group Finance Director, Severn Trent Plc 0121 722 4429
(From 25.7.01)

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Press Releases – 09/08/01

Water Safety Kit For Disaster Areas Wins Special Award

A portable water testing kit that can show if water is fit to drink in just four minutes has won a unique award at a major safety and environmental engineering exhibition. The Eclox™ testing kit from Severn Trent Services offers such potential for humanitarian work in disaster relief that a special category was inaugurated by judges of the Institution of Chemical Engineers (IChemE) Awards for Excellence in Safety and the Environment.

What makes the Eclox so different from other testing kits is the development of a special luminometer. Essentially this instrument measures the amount of light generated from a reaction that takes place when chemicals are added to the water sample. A wide range of toxic substances and specific organic substances, such as urine and faeces, have a significant effect on this reaction. Because the system measures light emission it is much faster than conventional methods.

It also has the advantage of checking for many contaminants in one test, compared to conventional field test kits that can only detect a limited range of the most likely contaminants. The Eclox result can be used to determine what type of purification treatment is required and, finally, confirm if the treatment has been successful.

Dr Rhys Lewis, who was heavily involved in the development of the Eclox kit, received the award from the Institute of Chemical Engineers on behalf of Severn Trent Services. "I am honoured to have collected this award on behalf of all those at Severn Trent Services who have worked so hard on the project," commented Dr Lewis. "The technology was originally developed to monitor effluent discharges for industrial and environmental purposes. Interest then came from the military because of the need for armed forces moving into an area to be able to tell quickly if water is safe for drinking."

"But having developed the technology in such a tough, compact and reliable form, we are thrilled at the potential benefits it offers for developing countries and areas afflicted by the sudden loss or damage to their normal water supplies."

In declaring a special award for Eclox, one of the judges commented that "it could save more lives than the rest of the competition entries put together."

Further information is available from Severn Trent Services, 8 Hawksworth, Southmead Industrial Park, Didcot, Oxfordshire, OX11 7HR. Tel: 01235 512000 Fax: 01235 512020 Email: salesenq@capitalcontrols.co.uk

Issued by:

DBA Corporate Communications
Royal Granary
Milford Road
Elstead
Godalming
Surrey GU8 6LA

Contact: David Ballard

Tel: 01252 702819
Fax: 01252 702920

info@dbacorpcom.com

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Press Releases – 17/08/01

Cheapest Energy at the Touch of a Button

- Severn Trent Energy goes live on-line
- On-line tariff is the cheapest anywhere
- Customers can sign up for a complete energy service at the touch of a button

Paying for electricity and gas will never be quite the same again as Severn Trent Energy joins the dot.com world with the launch of its web-site offering the cheapest combined fuel tariffs to customers across the Midlands.

"Based on the average household's use of gas and electricity, Severn Trent's on-line tariff comes out second to none anywhere" says Don Sherwood, Severn Trent Energy's managing director.

"This is a logical extension of the services we already provide to homes and businesses across the Midlands and offers customers a complete service at the touch of a button"

Severn Trent Energy on-line can be accessed from within the SevernTrent website or at www.stenergy.co.uk.

Customers can receive their bills by email, view account details, submit meter readings, change address details and pay by direct debit or internet banking without even leaving the house.

Don added, "This service adds greater flexibility to the way in which our customers can handle their accounts, saves them money and cuts down on paper - not only good for you but good for the environment.

"People know they get a good value, reliable 24 hours a day service from Severn Trent Water. Customers are already getting the same on fuel from Severn Trent Energy - and the deal is getting better for those on-line.

"There is currently no-one offering a cheaper tariff than this for combined fuel. This means customers can relax in the knowledge that they are getting a great deal on prices together with a straightforward, simple and convenient method of handling their bills."

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Press Releases – 28/08/01

Orlando Utilities Commission Upgrades Work Mangement System

Severn Trent Systems (STS) upgrades Orlando Utilities Commission (OUC) with STORMS Rel. 3.1 work management system

Severn Trent Systems (STS) announced today that Orlando Utilities Commission (OUC) has upgraded to STORMS Rel. 3.1 and Scheduler to improve customer service and communication between operational areas. OUC was STS' first customer on its client/server technology and have been using STS' STORMS for their work management needs since 1995. OUC provides electricity, water and chilled water to over 206,000 customers, with three service centres in central Florida.

One of the reasons OUC decided to upgrade to STORMS Rel. 3.1 is due to the strong, long term and well established relationship OUC has with STS. Another consideration for the STORMS upgrade project was to strategically reposition OUC and provide improved integration between current and future systems. The functionality in STORMS Rel 3.1 will give OUC improved material forecasting, improved customer service by reducing time required for new services, as well as the ability to easily check the status of a job, and enhanced construction unit functionality too.

Ken Zambito, OUC's Manager of Costs and Controls said, " We are in the initial phases of our system improvements. STORMS will be the first product to kick off these implementations."

Zambito added, "The benefits offered by STORMS that particularly interested OUC were the improved customer service, ability to easily check the status of a job and automated scheduling for more efficient crew utilisation. The financial benefits are expected to be seen by the reduced engineering time in designing work requests, more efficient utilisation of crews, improved data entry and enhanced cost tracking. Upon completion of the implementation we will be staying current with STS' future releases. This will ensure that we take full advantage of the technology advancements and software improvements offered by STS."

Jeff Brown, Vice President of the Work Management Business Unit of STS added: "We are delighted that OUC have moved ahead with STORMS to facilitate their improved work management operations. They have been our longest standing and most loyal members of our user community. It is great when customers reaffirm the business value we provide like this."

~ Ends ~

Note To Editors:
STS
Severn Trent Systems (STS) is a software products and services organisation dedicated to helping utility clients achieve higher levels of operational efficiency and customer service, through the use of customer information, work management and marketing information solutions. STS solutions are used by the electric, gas, water and telecoms industries worldwide. STS provides customer relationship management, work and asset management, field systems software and a full range of related professional services.

Severn Trent Systems, with offices in Birmingham (UK), Houston (TX), Melbourne (AU), Phoenix (AZ) and Swindon (UK), is part of Severn Trent Plc.

Further editorial information available from:
Amanda Hiatt
Marketing Communications Manager
2800 The Crescent
Birmingham Business Park
Birmingham
B37 7YL
UK
Phone: +44 (0) 121 717 3126
Fax: +44 (0) 121 717 3046
Email: amanda.hiatt@sts.co.uk
Web: http://www.sts.co.uk


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Press Releases – 30/08/01

Sugar Land Gains ISO 9002 Certification

Congratulations to the Sugar Land, Texas, facility for passing the ISO 9002 quality standards. Following a document review in June, a Lloyd's Register assessor inspected the plant for three days this week and will now recommend our certification.

The International Standards Organization (ISO) stamp of approval certifies the consistency of the Sugar Land facility's manufacturing, parts of engineering, proposals, and customer service documentation.

Tom Keefe, Quality Assurance Manager in Sugar Land, said "ISO 9002 certification gives Severn Trent Services an edge with our customers by letting them know they can expect consistent results. In effect, it proves that we say what we do, then we do what we say. More consistent is more efficient, and that makes us more profitable. A win for the customer and a win for STS."

For more information on this or other STS news, visit our website at www.severntrentservices.com


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Press Releases – 31/08/01

Appointment of New Non-Executive Director

The Board of Severn Trent Plc is pleased to announce that Marisa Cassoni has been appointed a Non-Executive Director, effective 1 September 2001.

Marisa Cassoni (49) is Group Finance Director of Consignia.

Commenting today, David Arculus, Chairman, said:

"I am delighted to welcome Marisa to the Board. Her international, commercial and financial experience will add yet further strength to the Board as the Group continues its transformation into an environmental services company."

For information please contact:

David Arculus Chairman	Severn Trent Plc	0121 722 4268
Robert Walker Group Chief Executive	Severn Trent Plc	0121 722 4775
Simon Holberton Helen Shepard	Brunswick Group Limited	020 7404 5959

Notes to Editors

Marisa Cassoni joined Consignia this year as Group Finance Director. Prior to this she spent eleven years working at Prudential, initially in financial control and latterly as a Divisional Director. She is a chartered accountant and spent twelve years working for Deloittes in the UK and Italy.

Ms Cassoni has a physics degree from Imperial College, London. She was born in the UK of Italian parents.


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Press Releases – 15/10/01

Severn Trent Laboratories Acquires Sound Analytical Services, Inc.

Leading U.S. Environmental Laboratory Company Bolsters Presence in the Northwest

FORT WASHINGTON, PA (October 12, 2001) - Severn Trent Laboratories (STL), a division of Severn Trent Services, Inc. (www.severntrentservices.com), has acquired Sound Analytical Services, Inc. of Seattle strengthening its technical and market position in the Pacific Northwest.

Sound Analytical is a 20,000-square-foot, full-service environmental laboratory supporting the consulting and industrial communities and the U.S. Department of Defense. It has developed a reputation for providing high-quality laboratory services to its core Northwestern market for the past 15 years. Rachel Brydon Jannetta, Senior Vice President, Severn Trent Services and President, STL, stated, "We are very pleased to bring Sound into the Severn Trent family. Their quality, service, and constant presence in the region are widely recognized in the environmental industry."

STL (www.stl-inc.com) is the leading environmental laboratory company in the U.S. and Europe with 30 fixed facilities complemented by a variety of mobile and inline testing and related service capabilities. With the acquisition of Sound Analytical, STL's West Coast presence is now increased to five laboratories, including three in California and another in Richland, Washington that serves the Department of Energy market.

Tom Boyden, Vice President of Sound Analytical added, "We are excited to join the world's leader in environmental testing. We recognize that this will further expand our overall product offering and improve the level of service that we bring to our clients. STL's track record of capital investment into their labs, their vast niche testing capabilities and the overall stability that they bring to the marketplace are all very positive for our organization."

About Severn Trent Services

Severn Trent Services, Inc. (www.severntrentservices.com) based in Fort Washington, Pa. is a leading supplier of water and wastewater treatment solutions. The company 's broad range of products and services includes advanced disinfection and filtration technologies, pipeline analysis, rehabilitation and repair services, contract operating services and state-of-the-art residential metering products. Its Analytical Services Division, which includes Severn Trent Laboratories (STL), is the world's leading provider of environmental testing services.

Severn Trent Services generates annual sales of $500 million with approximately 4,500 employees. The company is part of Severn Trent Plc. (London: SVT.L), Birmingham, England, an international environmental services leader. Severn Trent is a FTSE 100 company.

CONTACT
Jim Miller

716-691-2600
jmiller@stl-inc.com
Severn Trent Services, Inc.
Suite 300
580 Virginia Drive
Ft. Washington, PA 19034-2707


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Press Releases – 15/10/01

Severn Trent Plc heads utilities in Dow Jones Sustainability World Index

Severn Trent Plc, the environmental services organisation, has been named as the leading utility in the Dow Jones Sustainability World Index.

The index, which tracks the performance of the top 2,500 companies on the Dow Jones Global Index, rates a company's social and environmental activity alongside its economic performance. Severn Trent, BT and Granada were the only UK companies to have topped their sectors. Other leading companies include Sony Corp., Volkswagen AG, Procter & Gamble Co and Intel Corp.

Commenting on the group's achievement, Severn Trent Plc Group Chief Executive, Robert Walker, said:

"The challenge is not just about contributing to sustainable development within our own operations, but working with our customers to help modern society operate in a more sustainable way. Environmental leadership lies at the heart of our business. We are proud to achieve this ranking as recognition of our on-going environmental management programme. We are delighted that our achievements have been recognised by the Dow Jones Sustainability World Index."

This is the latest in a series of accolades for the company. Severn Trent was recently awarded an AAA rating by Innovest, the US based institutional investment research firm based in New York. It is the only company in the water, wastewater and solid waste sector to have received such a rating.

Severn Trent strongly believes that environmental leadership and commercial success go hand in hand. More detail on Severn Trent's commitment to environmental leadership is detailed in Stewardship, the group's annual sustainable development report.

ENDS

For further information please contact:

Peter Gavan, Director of Corporate Affairs, Severn Trent Plc, 0121 722 4310.
Simon Holberton, Brunswick, 020 7404 5959 / 07974 982347.
Catherine Bertwistle, Brunswick, 020 7404 5959 / 07974 982441.

NOTE TO EDITORS:

1. Severn Trent Plc, an environmental services organisation, is a leading provider of water, waste and utility services. The group, which includes Severn Trent Water, Biffa Waste Services and Severn Trent Services, generates revenues of £1.7 billion and employs more than 14,000 people across the UK, US and Europe.
2. The Dow Jones Sustainability World Index was launched September 1999. It is the world's first global index tracking the performance of the leading sustainability-driven companies worldwide.
3. Stewardship, Severn Trent Plc's annual sustainable development report, can be accessed here.

Press Release

For Immediate Release

CONTACT
Joseph J. Diorio
610-254-7420
jdiorio@btcmarketing.com


SEVERN
TRENT
SERVICES

Severn Trent Services, Inc.
Suite 300
580 Virginia Drive
Ft. Washington, PA 19034-2707

Severn Trent Services and Hanovia Limited Team on Ultraviolet Treatment Technology

Capitalize on Growing UV Treatment Market

FORT WASHINGTON, PA (October 18, 2001) – To enhance disinfection solutions for customers throughout the United States, Canada, and Mexico, Severn Trent Services, Inc. (www.severntrentservices.com) has reached an agreement with Hanovia Limited (www.hanovia.co.uk) the leading international innovator for ultraviolet (UV) technology, to market and jointly develop advanced UV disinfection systems for municipal drinking water and wastewater treatment.

The five-year agreement between the two companies provides Severn Trent Services with the latest UV technology available to target emerging markets for drinking water treatment. Hanovia's products will be marketed under the Severn Trent Services's FrontLine™ brand. The line also includes UV products for municipal and industrial wastewater treatment. FrontLine products are part of Severn Trent Services's overall disinfection solutions package, and may be integrated with other treatment technologies such as chemical and membrane disinfection, monitoring and advanced filtration.

Dr. Hu Fleming, vice president of Water Purification Solutions for Severn Trent Services stated, " Hanovia is the most recognized name in ultraviolet technology. We are very happy about working with them to further expand Severn Trent Services's capabilities to provide state-of-the-art solutions for drinking water and to enhance and

- more -

maintain our position as the leading disinfection company in the world. Not only do we have an immediate product offering, but we will jointly work with Hanovia technologists to advance the development of UV solutions."

Severn Trent Services expects that the worldwide market for UV disinfection will grow dramatically over the next few years, with drinking water UV applications leading the way. The recent position taken by the U.S. Environmental Protection Agency for the use of UV technologies in eliminating cryptosporidium from water helps in actualizing such market growth.

About Severn Trent Services

Severn Trent Services, Inc., based in Fort Washington, Pa., is a leading supplier of water and wastewater treatment solutions. The company's broad range of products and services includes advanced disinfection and filtration technologies, pipeline analysis, rehabilitation and repair services, contract operating services and state-of–the-art residential metering products. Its Analytical Services Division, which includes Severn Trent Laboratories (STL), is the world's leading provider of environmental testing services. Severn Trent Services generates annual sales of $500 million with approximately 4,500 employees. The company is part of Severn Trent Plc. (London: SVT.L), Birmingham, England, an international environmental services leader. Severn Trent is a FTSE 100 company.

# # #

Press Releases – 21/02/02

Severn Trent Laboratories Receives Emerald Award for Commitment to Environmental Responsibility

Fort Washington, Pa. - February 21, 2002 - Severn Trent Laboratories (STL), an operating unit of Severn Trent Services, Inc. (STS), has been recognized by the Broward County Board of County Commissioners as part of their Emerald Award Program. This is the 3rd year that STL Miami has received this distinction for demonstrating a commitment to protecting and preserving the environment.

The Emerald Award Program honors businesses in Broward County that successfully fulfill requirements in one of three categories: Pollution Prevention/Hazardous Waste Reduction; Recycling; and "Green" Products or Practices. STL Miami was recognized in the Pollution Prevention/Hazardous Waste Reduction category for excellent archived sample handling and disposal. As part of their efforts, STL Miami has consulted with an outside vendor to explore ways to minimize waste generation and ensure that generated waste is stored and disposed of properly.

"STL Miami takes great pride in being an environmentally-responsible laboratory," remarked Mike Spitzer, STL Miami's Laboratory Director. "We are honored to receive this award and have our efforts acknowledged."

About Severn Trent Laboratories
STL (www.stl-inc.com) is the leading environmental laboratory business in the U.S. and Europe with 32 fixed facilities complemented by mobile laboratories and a variety of inline testing and related service capabilities.

About Severn Trent Services
Severn Trent Services, Inc. (www.severntrentservices.com) based in Fort Washington, Pa. is a leading supplier of water and wastewater treatment solutions. The company's broad range of products and services include advanced disinfection and filtration technologies, pipeline analysis, rehabilitation and repair services, contract operating services and state-of-the-art residential metering products. Its Analytical Services Division, which includes Severn Trent Laboratories (STL), is the world's leading provider of environmental testing services. Severn Trent Services generates annual sales of $500 million with approximately 4,500 employees. The company is part of Severn Trent Plc. (London: SVT.L), Birmingham, England, an international environmental services leader. Severn Trent is a FTSE 100 company.

CONTACT
Jim Miller
716-691-2600
jmiller@stl-inc.com

Severn Trent Services, Inc.
Suite 300
580 Virginia Drive
Ft. Washington, PA 19034-2707

BACK TO TOP

4 December 2001

Interim Results for the six months to 30 September 2001

STRONG PERFORMANCE FROM GROWTH BUSINESSES, WHILE SEVERN TRENT WATER CONTINUES TO OUTPERFORM

Financial and operating highlights:

GROUP:

- Turnover up 13.4% to £896.7 million
- PBITA before exceptional items up 10.6% to £210.6 million
- Net exceptional costs of £13.5 million
- Half year dividend 17.34p, up 2%
- Adjusted EPS 32.3p, up 5.6%
- 68.1% lift in PBITA from growth businesses
- Severn Trent rated as world utility leader in Dow Jones Sustainability World Index

SEVERN TRENT WATER:

- Turnover up 1.1% to £447.0 million
- PBIT £169.2 million (£168.1 million)
- Direct operating costs reduced by £2.0 million (£6.0 million in real terms) to £172.6 million, cumulative savings £8 million ahead of OFWAT target
- CAPEX £140.2 million with 7% efficiency gains above the OFWAT target

GROWTH BUSINESSES:

Biffa:

- Turnover up 64.9% to £252.4 million
- PBITA up 120.4% to £35.7 million
- Underlying growth estimated at around 11%
- UK Waste integration substantially completed, on track to deliver £15 million pa of synergies

Severn Trent Services:

- Turnover up 12.4% to £189.1 million
- PBITA up 14.6% to £18.1 million
- Continued growth in Analytical Services
- Strong recovery in Water Purification

David Arculus, Chairman Severn Trent Plc, said:

"We have continued actively and successfully to implement our business strategy to establish Severn Trent as a leading environmental services business. Whilst Severn Trent remains committed to the equity model for the water industry we watch with interest the development of alternative financing structures and the regulatory response. The problem for the industry remains the low return on capital that the Company is allowed if it achieves the Regulator's operating and capital targets.

"Looking ahead, Severn Trent continues to be well supported by the stable earnings profile of our water business, while enjoying the benefits of the platform for growth we have built with our waste and services businesses."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"Our growth businesses, Biffa and Severn Trent Services, both produced good results and benefited from integration of business acquisitions completed in the second half of last year. We are particularly pleased with the success of our acquisition of UK Waste in September 2000.

"While Severn Trent is well positioned in its chosen markets, there are key issues in both the waste and water industries that need to be resolved. In waste we welcome the Government's initiatives announced at the recent waste summit and look forward to faster progress in moving from low cost waste disposal to a planned resource management activity as the UK catches up with Europe's recycling levels. In water, the key challenge for government, regulators and the industry is to co-operate fully to develop a long-term water strategy which will help determine among other issues, how to provide a proper balance for the role of equity and debt."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Costin Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4429
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Simon Holberton Catherine Bertwistle	Brunswick Group	020 7404 5959

Chairman's statement

Over the past six months we have continued to actively and successfully implement our business strategy to establish Severn Trent as a leading environmental services business.

Our growth businesses, Biffa and Severn Trent Services, both produced good results and benefited from integration of business acquisitions completed in the second half of last year. We are particularly pleased with the success of our acquisition of UK Waste in September 2000. The results from the enlarged business have fully lived up to our expectations, achieving underlying growth at the same time as delivering the anticipated synergies.

Severn Trent Water again met the challenge of delivering further cost efficiencies whilst maintaining high standards of service to its customers and improvements to the environment. Despite another 1% real reduction in average prices charged to water customers from 1 April 2001, profit before interest and tax was marginally higher than achieved in the corresponding period last year.

We are actively pursuing opportunities to exploit our growing capability as a group to deliver a broad range of environmental solutions to customers in the UK. In this way we can create value from our developing reputation in the environmental business community, which was recently acknowledged in the Dow Jones Sustainability World Index where we were rated first for social, environmental and economic performance amongst utilities world-wide.

Group results

Group turnover was £896.7 million, an increase of 13.4% over the first half of last year. Group profit before interest, taxation, goodwill amortisation and exceptional items was £210.6 million, £20.1 million (10.6%) higher than in the corresponding period last year. After goodwill amortisation of £12.4 million (first six months 2000/01 £4.5 million) and interest charges of £80.4 million (£73.2 million) profit before tax and exceptional items was £117.8 million (£112.8 million), an increase of 4.4%.

Net exceptional costs of £13.5 million arose in Severn Trent Systems, as we made progress with the repositioning of the business which we announced a year ago. Consequently, profit before tax for the half year was £104.3 million (£112.8 million).

The charge for current taxation was £7.1 million (£7.9 million). In compliance with FRS 19, the group has for the first time provided for deferred taxation, giving rise to a charge of £34.1 million (£32.0 million) and a provision in the Balance Sheet amounting to £357.5 million. The results for the prior year and prior half-year have been restated to reflect the application of FRS 19. Neither the charge for deferred taxation nor the provision will impact upon the future cash flows of the group. Profit after tax and minority interests was £63.0 million (£72.9 million).

Basic earnings per share for the half year was 18.4 pence (21.3 pence) or 32.3 pence (30.6 pence) before exceptional items and deferred taxation.

Net debt at 30 September 2001 was £2329 million. Gearing was 101.6%. Interest cover was maintained at a healthy level, with net interest charges covered 4.4 times by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Dividend

The Board has declared an interim dividend of 17.34 pence per share (17.0 pence), to be paid on 8 April 2002.

Following the announcement of the OFWAT price determination for the period 2001-2005, the Board stated its intention that for the period up to 31 March 2005, barring unforeseen circumstances, dividends per share would as a minimum be maintained at the same level as was paid for the year ended 31 March 2000, ie a full year dividend of 45.0 pence.

The Board now considers that the increase in the interim dividend is appropriate given the growth in profits from Biffa and Severn Trent Services and the outperformance achieved by Severn Trent Water against the efficiency targets built into the regulatory price determination.

Leadership in Environmental Services

Severn Trent is strongly committed to achieving exacting environmental standards within its own operations. This is both a business value in its own right and a pre-requisite to establishing the group's credentials as a leading supplier of environmental services. Progress continues on broadening our customer base by marketing more pro-actively the Group's broader environmental capabilities.

We are therefore delighted that Innovest, the US based institutional investment research firm, gave Severn Trent the only AAA rating awarded in the water, wastewater and solid waste sector. Severn Trent is included in the FTSE4Good UK, European and Global indices.

Water

Severn Trent Water's profit before interest and tax for the half year was £169.2 million (£168.1 million).

Turnover was £447.0 million (£442.3 million). The 1.1% increase was less than that allowed under the regulatory formula (RPI –K), amounting to 2.2%. Direct operating costs of the regulated water business were £172.6 million, £2.0 million lower than in the corresponding period last year. This 1.1% reduction was achieved despite inflation of 2.3% and the impact of the climate change levy and additional operating costs associated with new investment schemes, equivalent to another 1.7%. Gross cost efficiencies achieved amounted to £9.0 million equivalent to 5.2%.

The programme for reducing costs in Severn Trent Water has continued to make good progress and since the beginning of AMP3 is now cumulatively £8 million ahead of the OFWAT target. On a like-for-like basis headcount has been reduced by over 1100 since the end of November 1999 when our intention to restructure was announced in response to the OFWAT price determination. In addition, important savings have also been made in a number of bought in commodities and services including power, chemicals, IT costs, transport and accommodation.

With the significant reduction in headcount, the decision was taken to close a number of local offices and consolidate onto fewer, larger sites. This process has now been completed and has resulted in significant savings, as well as income from the sale of the surplus sites.

Depreciation charges for the half-year were £105.3 million (£100.7 million).

Capital expenditure in Severn Trent Water amounted to £140.2 million and is expected to be around £350 million for the full year. This amount is slightly less than the amount originally budgeted for the period and resulted principally from the impact of the foot-and-mouth epidemic which prevented access to farmland in much of the company's area for virtually the whole of the six month period. This lack of access has resulted in scheme delays, some of which will be made up in the second half year. Foot-and-mouth also impacted many operational activities, such as biosolids disposal, meter reading and burst repairs. Despite the slippage in capital expenditure, the company is confident that regulatory physical outputs and scheme completions will be achieved. The capital investment programme continues to be delivered very efficiently, with 7% efficiency gains over and above the target set by OFWAT.

The capital investment programme has delivered clear benefits for customers. The initial phase of the Derby Sewage Works reconstruction, the biggest single scheme in the AMP3 period, has been commissioned at a cost of £30 million. Improvements at Goscote sewage treatment works and Leicester Northgates combined sewer overflows cost £3.2 million and £4.1 million respectively, and £4.0 million was invested to improve flooding and pollution controls at Pershore. A continued high level of capital investment is essential to the achievement of the high quality water and sewerage services Severn Trent Water delivers to its customers. Overall compliance with water quality standards has been sustained at above 99.9% for the half-year, and sanitary standards for waste water were maintained at 100%.

We continue to press for government departments and the regulatory bodies to
develop a long-term vision for the water industry to ensure that we can fully embrace all aspects of the sustainability agenda. We believe such a vision would provide greater clarity for the company and all its stakeholders; suppliers would have a better understanding of investment needs; customers would have greater certainty about service levels and prices; and investors would be provided with a greater degree of certainty than is currently available to them.

Over the last two years, through its Severn Trent Retail Services subsidiary, the company has developed a range of non-regulated service offerings to generate further value from the Severn Trent brand. These now include energy supplies, a fixed price telecommunications service, insurance products, and provision of data to conveyancing solicitors. Market reaction to these products has been encouraging. Together with Severn Trent Utility Services, which is responsible for marketing selected Severn Trent Water core capabilities, these businesses are contributing to the company's growth agenda.

Waste

Biffa's profit before interest, taxation and goodwill amortisation, for the half-year was £35.7 million (£16.2 million). After goodwill amortisation of £7.7 million, profit before interest and taxation was £28.0 million (£15.8 million). Performance from the UK business was excellent, reflecting underlying growth in addition to the benefit of the acquisition of UK Waste.

In the UK, turnover of £230.6 million was up 73.5% . Profit before interest, taxation and goodwill amortisation was up 140.8% to £35.4 million. Whilst this increase reflected the significant contribution from UK Waste, which was not included in the corresponding period last year, we estimate that the enlarged Biffa achieved underlying profit growth of around 11%, maintaining its track record of growing profits in the UK in eight of the last nine years. In addition, the results from the enlarged business benefited from an estimated £7 million of synergies in the half-year, derived from the integration of UK Waste. We remain confident that savings of at least £15 million will be achieved in a full year once the integration has finally been completed around the end of the year. These synergies contributed significantly to the increase in profit margin on sales (before interest, taxation and goodwill amortisation) to 15.4% (11.1%).

With the UK Waste business now substantially integrated into Biffa, divisional performance comparisons on a like for like basis with the first half of last year are not possible. However, the

scale of profit increase in all three divisions was such as to clearly indicate continued underlying growth in all three divisions in the UK.

Industrial and commercial collection volumes were up 61% and average unit revenues increased by 5.5%. The much smaller municipal collection division also produced a good performance, and with the majority of synergy benefits arising in the Collection division, overall profit before interest, taxation and goodwill amortisation was up 101%.

Landfill volumes were up 46% with the benefit of UK Waste (3% up on a like-for-like basis), and average unit revenues were up 35%. The increase reflected the higher average unit revenues achieved in the acquired UK Waste landfills where 70% of volumes are secured on long-term contracts, and the benefit of providing the fast response required to deal with waste emanating from the foot-and-mouth outbreak. 55% of volumes into the enlarged landfill division are now either on long term contracts or arising from our own collection activities. Profit from the Landfill division, before interest, taxation and goodwill amortisation, was up 147%.

The Special Waste division, which includes the important power generation activity, achieved a 200% increase in profit before interest, taxation and goodwill amortisation.

The waste market in the UK continues to develop. As local authorities seek to meet the demands placed upon them by the introduction of the Landfill Directive, Biffa is responding to an increasing number of tenders for integrated municipal waste services. We are also working with some of our big industrial customers to explore alternative means of disposal for their hazardous waste streams. However, we are concerned about the slow pace at which European Waste Directives are being implemented here in the UK. Biffa's ability to capture new business opportunities depends critically on timely implementation of new waste legislation.

In Belgium, Biffa's profit before interest, taxation and goodwill amortisation fell by £1.2 million to £0.3 million. This result was attributable to problems in the Collection division. Disposal costs increased sharply as restrictions on Flemish landfill sites necessitated the use of more expensive disposal options. After the difficult market conditions experienced last year, results from the landfill operations in Belgium stabilised, with volumes in the period being in line with the second half of last year.

Services

Severn Trent Services' profit before interest, taxation and goodwill amortisation was £18.1 million (£15.8 million), an increase of 14.6% over the first half of last year.

After several years of growth generated by a significant programme of acquisitions, the focus has now turned to organic growth and margin improvement. Only one acquisition was completed in the half year, a small addition to the Purification division.

Turnover in the half-year totalled £189.1 million (£168.3 million). Some 85% of Severn Trent Services' turnover arose in the USA, which continues to be the focus of the business' activities. Excluding the impact of exchange rate variances and businesses acquired part way through last year, Services turnover in the USA showed a small underlying increase.

After eliminating our share of associated undertakings' profit, where the corresponding turnover is not consolidated into our results, the profit margin on sales (before interest, taxation and goodwill amortisation) improved to 7.3% (7.1%).

Turnover in analytical services, the largest division, increased by 15.4% to £85.4 million, with the USA growing 17.2% to £75.7 million and the UK up 7.4%. We have broadened our product

offering in the USA to encompass sampling equipment services and supplies in addition to the laboratory testing which forms the heart of the operation. The good half-year result in the USA was achieved despite some downturn in the federal related segment of the market, driven by delays in finalising budget allocations following the change in Administration.

Turnover in operating services at £57.5 million was in line with the first half of last year. A 4.1% increase in the USA to £48.2 million was offset by a reduction in the UK and Europe. Aquafin, our associated undertaking in Belgium which provides sewerage services for Flanders, achieved another good result in the half-year. We also continue to be particularly encouraged by the performance and potential of our business in Italy.

Turnover in the purification division was up 25.9% to £46.2 million. In the USA, turnover grew 58.3%, an encouraging recovery as the strong order book generated at the end of last year was converted to billable sales in this period. Turnover in the UK reduced following the decision to exit certain lower margin business, coupled with lower sales to Severn Trent Water.

Severn Trent Services' primary market is the USA, where its headquarters and most of its operations are located. The events of 11 September have inevitably damaged the short-term prospects for the US economy, which were already uncertain.

Systems

As we announced last year, we are repositioning our Systems business. We are making progress with the transition: Stoner Associates was sold in May for an exceptional profit of £8 million and we continue to examine the strategic options for our other software products, Work Management and CIS-Open Vision. We have confirmed the role of the IT Services division as a valuable group resource, developing systems and applications to provide other Severn Trent companies with competitive advantage within their markets.

Turnover in Severn Trent Systems was £31.6 million for the half year, 19.8% lower than in the corresponding period. The business generated a £5.0 million loss (£2.6 million loss) before interest, taxation, goodwill amortisation and exceptional items.

As we indicated at our annual general meeting, we have continued to experience problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. We have provided £21.5 million as an exceptional charge in the half-year's accounts to cover the anticipated costs of completing these loss making contracts. We will rigorously pursue our entitlements under these contracts. The net impact of exceptional items on the half-year results, including the profit from the sale of Stoner

Associates, was £13.5 million. Despite problems in the USA, the system has been successfully implemented in other locations, not least in the UK for Severn Trent Water.

We anticipate that a further small trading loss before interest and tax will arise from Severn Trent Systems in the second half of the year.

Property, Engineering Consultancy and Insurance

Severn Trent Property, together with Charles Haswell & Partners and Derwent Insurance, the group's captive insurance company, produced a £0.1 million loss before interest and taxation in the half year (£0.4 million profit).

Although no new buildings were completed in the period at DIRFT, Severn Trent Property's largest development site at Daventry, Northants, a new office building for Cable & Wireless was successfully completed at Thorpe Park, Leeds. Agreement was also reached with IBM for a new 32,000 sq ft facility at this location, which is due for completion in the current financial year.

Charles Haswell & Partners achieved a very significant increase in its business with external clients, more than offsetting a reduction in work undertaken for Severn Trent Water.

Management

We were very pleased to announce the appointment of Alan Perelman as Group Finance Director designate from 1 October 2001. Alan Perelman, who was formerly Group Finance Director of Whitbread PLC, will succeed Alan Costin as Group Finance Director on 5 December 2001. After nine and a half years with Severn Trent, Alan Costin will retire from the Board on 21 December. We thank Alan for his invaluable contribution to the development of our Group.

We were also very pleased to announce the appointment of Marisa Cassoni as a non-executive director of Severn Trent Plc with effect from 1 September 2001. Marisa is Group Finance Director of Consignia Plc.

Outlook

At a time when many businesses are severely impacted by events beyond their control, Severn Trent continues to benefit from the stability of our water and sewerage operations. Biffa is well positioned to benefit from the legislative changes that will continue to drive the development of the UK waste industry. Whilst economic uncertainty, particularly in the USA, will have some impact upon second half results from Severn Trent Services, the business has a solid base from which to take advantage of the good growth potential offered by our chosen markets.

Alternative financing structures are emerging amongst regulated water companies in the UK. Whilst we remain committed to the equity model, and are encouraged by recent statements on this subject by the regulator, we constantly pursue ways of achieving financial efficiency consistent with the long-term capital requirements of the business.

We will continue to pursue the enhancement of shareholder value through the growth of our waste and services businesses and outperformance by Severn Trent Water against the efficiency targets built into the current OFWAT price determination.

David Arculus
Chairman

Group profit and loss account
Six months ended 30 September 2001

	Notes	**Unaudited 6 months to 30 Sept 01 £m**	Unaudited 6 months to 30 Sept 00 (restated) £m	Audited Year ended 31 March 01 (restated) £m
Turnover: group and share of joint ventures		**899.1**	792.9	1,685.9
Less: share of joint ventures' turnover		**(2.4)**	(2.1)	(4.3)
Turnover	2	**896.7**	790.8	1,681.6
Operating costs before goodwill amortisation and exceptional costs		**(690.9)**	(604.5)	(1,290.2)
Goodwill amortisation		**(12.4)**	(4.5)	(17.4)
Exceptional contract costs	3	**(21.5)**	-	-
Exceptional restructuring costs	3	**-**	-	(15.5)
Total operating costs		**(724.8)**	(609.0)	(1,323.1)
Operating profit		**171.9**	181.8	358.5
Share of operating profit of joint ventures and associates		**4.8**	4.2	8.8
Exceptional profit on disposal of business	3	**8.0**	-	-
Profit before interest, goodwill and exceptional items	2	**210.6**	190.5	400.2
Goodwill amortisation	2	**(12.4)**	(4.5)	(17.4)
Profit before interest and exceptional items	2	**198.2**	186.0	382.8
Exceptional costs	2	**(21.5)**	-	(15.5)
Exceptional profits	2	**8.0**	-	-
Profit before interest	2	**184.7**	186.0	367.3
Net interest payable		**(80.4)**	(73.2)	(161.1)
Profit after interest before exceptional items		**117.8**	112.8	221.7
Exceptional items	2	**(13.5)**	-	(15.5)
Profit on ordinary activities before taxation		**104.3**	112.8	206.2
Taxation on profit on ordinary activities				
- current tax	4	**(7.1)**	(7.9)	(12.4)
- deferred tax	4	**(34.1)**	(32.0)	(52.4)
Total taxation	4	**(41.2)**	(39.9)	(64.8)
Profit on ordinary activities after taxation		**63.1**	72.9	141.4
Equity minority interests		**(0.1)**	-	(0.4)
Profit for the financial period		**63.0**	72.9	141.0
Dividends (including non-equity dividends)	6	**(59.5)**	(58.4)	(154.5)
Retained profit/(loss)		**3.5**	14.5	(13.5)

Earnings per share (pence)				
Basic	5	**18.4**	21.3	41.2
Diluted	5	**18.3**	21.2	41.0
Adjusted basic before exceptional items and deferred tax	5	**32.3**	30.6	61.0
Adjusted diluted before exceptional items and deferred tax	5	**32.1**	30.5	60.7

The results for the six months ended 30 September 2000 and the year ended 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1).

All items dealt with in arriving at operating profit relate to continuing activities.

Group balance sheet
At 30 September 2001

	Unaudited 30 Sept 01	Unaudited 30 Sept 00 (restated)	Audited 31 March 01 (restated)
	£m	£m	£m
Fixed assets			
Intangible assets			
Goodwill	**450.8**	435.6	466.6
Tangible assets	**4,815.7**	4,798.3	4,815.6
Investments in joint ventures			
Share of gross assets	**7.1**	5.1	6.6
Share of gross liabilities	**(5.4)**	(4.5)	(5.4)
Loans to joint ventures	**2.7**	4.6	3.8
	4.4	5.2	5.0
Investment in associates	**17.8**	15.8	17.2
Other investments	**3.7**	3.4	5.4
Total investments	**25.9**	24.4	27.6
	5,292.4	5,258.3	5,309.8
Current assets			
Stocks	**97.3**	81.9	82.6
Debtors	**427.0**	420.4	414.7
Short-term deposits	**73.7**	25.8	81.0
Cash at bank and in hand	**13.1**	16.2	35.0
	611.1	544.3	613.3
Creditors: amounts falling due within one year	**(1,106.5)**	(990.4)	(1,444.0)
Net current liabilities	**(495.4)**	(446.1)	(830.7)
Total assets less current liabilities	**4,797.0**	4,812.2	4,479.1
Creditors: amounts falling due after more than one year	**(2,038.5)**	(2,090.9)	(1,770.0)
Provisions for liabilities and charges	**(466.3)**	(406.8)	(418.0)
Net assets	**2,292.2**	2,314.5	2,291.1
Capital and reserves			
Called up share capital	**224.0**	232.6	223.6
Share premium account	**24.1**	19.1	20.2
Capital redemption reserve	**156.1**	147.0	156.1
Profit and loss account	**1,886.7**	1,915.5	1,890.0
Total shareholders' funds	**2,290.9**	2,314.2	2,289.9
Equity shareholders' funds	**2,290.9**	2,305.1	2,289.9
Non-equity shareholders' funds	**-**	9.1	-
Minority shareholders' interest (equity)	**1.3**	0.3	1.2
	2,292.2	2,314.5	2,291.1

The balance sheets at 30 September 2000 and 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1).

Group cash flow statement
Six months ended 30 September 2001

	Notes	**Unaudited 30 Sept 01 £m**	**Unaudited 30 Sept 01 £m**	Unaudited 30 Sept 00 £m	Unaudited 30 Sept 00 £m	Audited 31 March 01 £m	Audited 31 March 01 £m
Net cash inflow from operating activities	8		**347.6**		303.7		617.8
Dividends received from associates and joint ventures			**1.2**		1.3		1.0
Returns on investments and servicing of finance			**(70.7)**		(50.0)		(126.8)
Taxation			**(6.8)**		(1.3)		(6.4)
Capital expenditure and financial investment			**(159.5)**		(196.0)		(365.7)
Acquisitions and disposals			**17.0**		(404.6)		(427.9)
Equity dividends paid			**(58.2)**		(57.9)		(153.7)
Net cash inflow/(outflow) before use of liquid resources and financing			**70.6**		(404.8)		(461.7)
Management of liquid resources			**7.3**		10.0		(44.9)
Financing							
(Decrease)/increase in debt		**(107.1)**		362.6		515.7	
Redemption of shares		**-**		-		(9.1)	
Issue of shares		**3.4**		5.8		6.7	
			(103.7)		368.4		513.3
(Decrease)/increase in cash			**(25.8)**		(26.4)		6.7

Reconciliation of net cash flow to movement in net debt

	Notes	**Unaudited 30 Sept 01 £m**	Unaudited 30 Sept 00 £m	Audited 31 March 01 £m
(Decrease)/increase in cash (as above)		**(25.8)**	(26.4)	6.7
Cash flow from movement in net debt and financing		**107.1**	(362.6)	(515.7)
Cash flow from movement in liquid resources		**(7.3)**	(10.0)	44.9
Change in net debt resulting from cash flows		**74.0**	(399.0)	(464.1)
Net cash assumed with acquisitions		**-**	13.8	13.7
Movement in rolled up interest on finance leases		**7.4**	(7.3)	(14.4)
Movement in rolled up interest on debt		**(0.5)**	-	(0.3)
Currency translation differences		**0.3**	(0.2)	(6.0)
Decrease/(increase) in net debt		**81.2**	(392.7)	(471.1)
Opening net debt		**(2,410.5)**	(1,939.4)	(1,939.4)
Closing net debt	7	**(2,329.3)**	(2,332.1)	(2,410.5)

Reconciliation of movements in shareholders' funds
Six months ended 30 September 2001

	Unaudited 30 Sept 01 £m	Unaudited 30 Sept 00 (restated) £m	Audited 31 March 01 (restated) £m
Profit for the financial period	**63.0**	72.9	141.0
Dividends (including non-equity)	**(59.5)**	(58.4)	(154.5)
	3.5	14.5	(13.5)
Other recognised gains and losses relating to the period	**(9.9)**	13.8	25.7
Shares issued	**4.3**	5.8	6.7
Redemption of shares	-	-	(9.1)
Goodwill previously written off to reserves recognised through profit on disposal of business	**3.1**	-	-
Net addition to shareholders' funds	**1.0**	34.1	9.8
Opening shareholders' funds	**2,289.9**	2,280.1	2,280.1
Closing shareholders' funds	**2,290.9**	2,314.2	2,289.9

The reconciliation of movements in shareholders funds for the six months ended 20 September 2000 and the year ended 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1).

Notes

1 Basis of preparation

The unaudited interim results for the six months ended 30 September 2001 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2001, as set out in the financial statements of the group, except for the adoption in the period of two new financial reporting standards, FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax', which the group will adopt in its full year accounts to 31 March 2002. FRS 19 introduces a form of full provisioning for deferred tax replacing the partial provision method previously followed under SSAP 15.

The profit and loss account, balance sheet and reconciliation of movements in shareholders' funds have been amended to reflect the adoption of FRS 19. The prior period figures have been restated to reflect a full provision for deferred tax on timing differences. As a consequence, a prior year adjustment has introduced a deferred tax provision of £266.6 million at 31 March 2000 with a corresponding reduction in shareholders' funds. The tax charge for the year ended 31 March 2001 increased by £52.4 million (of which £32.0 million was the impact on the interim results to 30 September 2000) and the tax charge in the period to 30 September 2001 increased by £34.1 million as a result of adopting the new policy. An additional £5.3 million of goodwill has been capitalised in respect of prior-year acquisitions as a result of the implementation of FRS 19. As permitted by the Standard, discounting has been applied.

The adoption of FRS 18 has had no impact on the group's financial statements.

The comparative figures for the year ended 31 March 2001 and other financial information contained herein do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2001, incorporating an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other - principally USA & Europe		Group	
Six months ended 30 September	**2001**	2000	**2001**	2000	**2001**	2000
	£m	£m	**£m**	£m	**£m**	£m
Group turnover						
Water and sewerage	**447.0**	442.3	**-**	-	**447.0**	442.3
Waste management	**230.6**	132.9	**21.8**	20.2	**252.4**	153.1
Services	**20.8**	24.5	**168.3**	143.8	**189.1**	168.3
Systems	**26.9**	30.7	**4.7**	8.7	**31.6**	39.4
Property, Engineering consultancy and Insurance	**16.0**	27.9	**-**	-	**16.0**	27.9
Inter segment trading	**(39.4)**	(40.0)	**-**	(0.2)	**(39.4)**	(40.2)
	701.9	618.3	**194.8**	172.5	**896.7**	790.8
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**169.2**	168.1	**-**	-	**169.2**	168.1
Waste management	**35.4**	14.7	**0.3**	1.5	**35.7**	16.2
Services	**0.1**	(0.8)	**18.0**	16.6	**18.1**	15.8
Systems	**1.4**	0.5	**(6.4)**	(3.1)	**(5.0)**	(2.6)
Property, Engineering consultancy and Insurance	**(0.1)**	0.4	**-**	-	**(0.1)**	0.4
Unrealised profit on inter segment trading	**(1.0)**	(1.6)	**-**	-	**(1.0)**	(1.6)
Corporate overheads	**(6.3)**	(5.8)	**-**	-	**(6.3)**	(5.8)
	198.7	175.5	**11.9**	15.0	**210.6**	190.5
Goodwill amortisation	**(8.0)**	(0.6)	**(4.4)**	(3.9)	**(12.4)**	(4.5)
Group profit before interest and exceptional items						
Water and sewerage	**169.2**	168.1	**-**	-	**169.2**	168.1
Waste management	**27.7**	14.3	**0.3**	1.5	**28.0**	15.8
Services	**(0.2)**	(1.0)	**13.6**	12.8	**13.4**	11.8
Systems	**1.4**	0.5	**(6.4)**	(3.2)	**(5.0)**	(2.7)
Property, Engineering consultancy and Insurance	**(0.1)**	0.4	**-**	-	**(0.1)**	0.4
Unrealised profit on inter segment trading	**(1.0)**	(1.6)	**-**	-	**(1.0)**	(1.6)
Corporate overheads	**(6.3)**	(5.8)	**-**	-	**(6.3)**	(5.8)
	190.7	174.9	**7.5**	11.1	**198.2**	186.0
Exceptional items						
Exceptional contract costs - Systems	**-**	-	**(21.5)**	-	**(21.5)**	-
Profit on disposal of business - Systems	**-**	-	**8.0**	-	**8.0**	-
	-	-	**(13.5)**	-	**(13.5)**	-

Group profit before interest

Water and sewerage	**169.2**	168.1	**-**	-	**169.2**	168.1
Waste management	**27.7**	14.3	**0.3**	1.5	**28.0**	15.8
Services	**(0.2)**	(1.0)	**13.6**	12.8	**13.4**	11.8
Systems	**1.4**	0.5	**(19.9)**	(3.2)	**(18.5)**	(2.7)
Property, Engineering consultancy and Insurance	**(0.1)**	0.4	**-**	-	**(0.1)**	0.4
Unrealised profit on inter segment trading	**(1.0)**	(1.6)	**-**	-	**(1.0)**	(1.6)
Corporate overheads	**(6.3)**	(5.8)	**-**	-	**(6.3)**	(5.8)
	190.7	174.9	**(6.0)**	11.1	**184.7**	186.0

The basis on which the geographical analysis of Systems' results is determined has been modified to more appropriately reflect the performance of operations by territory. Comparative figures have been amended accordingly.

3 Exceptional items

Exceptional contract costs of £21.5 million in the six months to 30 September 2001, arising in Severn Trent Systems, relate to the costs of completing onerous software contracts in the USA.

In May 2001, the Group sold Stoner Associates (part of the Severn Trent Systems business) for USD26 million, realising a gain of £8.0 million on disposal. No current tax arises on the gain as a result of available tax losses.

There were no exceptional costs in the six months ended 30 September 2000.

Exceptional restructuring costs of £15.5 million in the full year to 31 March 2001 related to the costs of restructuring Biffa Waste Services following the acquisition of UK Waste.

4 Taxation

	Six months to 30 September 2001 £m	Six months to 30 September 2000 £m
Current tax		
UK corporation tax at 30%	**7.8**	4.9
UK corporation tax prior year	**(2.4)**	-
Double taxation relief	**(0.3)**	(0.4)
Overseas taxation	**1.5**	2.9
Share of taxation charges of joint ventures and associates	**0.5**	0.5
	7.1	7.9
Deferred taxation (note 1)	**34.1**	32.0
	41.2	39.9

5 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the period.

Supplementary adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The Directors consider that the adjusted figures provide a useful additional indication of performance.

Six months to 30 September 2001

	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	63.0	342.8	18.4
Effect of dilutive options	-	1.7	(0.1)
Diluted earnings per share	63.0	344.5	18.3
Adjusted earnings per share			
Basic earnings per share	63.0	342.8	18.4
Effect of exceptional profit on disposal of business	(8.0)	-	(2.3)
Effect of exceptional contract costs	21.5	-	6.3
Effect of deferred tax	34.1	-	9.9
Adjusted basic earnings per share before exceptional items and deferred tax	110.6	342.8	32.3
Diluted earnings per share	63.0	344.5	18.3
Effect of exceptional profit on disposal of business	(8.0)	-	(2.3)
Effect of exceptional contract costs	21.5	-	6.2
Effect of deferred tax	34.1	-	9.9
Adjusted diluted earnings per share before exceptional items and deferred tax	110.6	344.5	32.1

Six months to 30 September 2000 (restated)

	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	72.7	341.9	21.3
Effect of dilutive options	-	1.6	(0.1)
Diluted earnings per share	72.7	343.5	21.2
Adjusted earnings per share			
Basic earnings per share	72.7	341.9	21.3
Effect of exceptional profit on disposal of business	-	-	-
Effect of exceptional contract costs	-	-	-
Effect of deferred tax	32.0	-	9.3
Adjusted basic earnings per share before exceptional items and deferred tax	104.7	341.9	30.6
Diluted earnings per share	72.7	343.5	21.2
Effect of exceptional profit on disposal of business	-	-	-
Effect of exceptional contract costs	-	-	-
Effect of deferred tax	32.0	-	9.3
Adjusted diluted earnings per share before exceptional items and deferred tax	104.7	343.5	30.5

6 Interim dividend

An interim dividend of 17.34p per ordinary share (2000: 17.0p) will be paid on 8 April 2002 to shareholders on the register at 21 December 2001. The shares will be traded 'ex-dividend' with effect from 19 December 2001.

The cost of the interim dividend amounting to £59.5 million (2000: £58.2 million) was fully covered by dividends received by Severn Trent Plc from subsidiary companies, which comprised £70.5 million from Severn Trent Water (2000: £67.8 million) and £6.6 million from other group companies (2000: £6.6 million). There were no non-equity dividends paid in the six months to 30 September 2001 following the redemption of the B shares on 1 November 2000 (2000: non-equity dividends of £0.2 million).

7 Analysis of net debt

	30 Sept 2001	30 Sept 2000	31 March 2001
	£m	£m	£m
Cash at bank and in hand	**13.1**	16.2	35.0
Short-term deposits	**73.7**	25.8	81.0
Overdrafts	**(33.6)**	(41.0)	(30.0)
Debt due within one year	**(406.0)**	(308.5)	(785.7)
Debt due after one year	**(1,524.7)**	(1,566.9)	(1,248.7)
Finance leases due within one year	**(3.4)**	(1.1)	(3.4)
Finance leases due after one year	**(448.4)**	(456.6)	(458.7)
Net debt	**(2,329.3)**	(2,332.1)	(2,410.5)

8 Reconciliation of operating profit to net operating cash flows

	Six months to 30 September 2001	Six months to 30 September 2000
	£m	£m
Operating profit	**171.9**	181.8
Depreciation charge	**143.5**	127.4
Amortisation of goodwill	**12.4**	4.5
Profit on sale of tangible fixed assets	**(1.6)**	(1.4)
Deferred income received	**0.2**	3.0
Deferred income written back	**(2.0)**	(1.5)
Provisions for liabilities and charges	**23.2**	7.9
Utilisation of provisions for liabilities and charges	**(10.2)**	(29.9)
Movement in working capital	**10.2**	11.9
Net cash inflow from operating activities	**347.6**	303.7

9 Interim statement

The interim report and accounts were approved by the Board of Directors on 3 December 2001

Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

Press Releases – 10/01/02

Severn Trent Services Expands Analytical Laboratory Market Leadership with UK Acquisition of City Analytical Services Ltd.

FORT WASHINGTON, PA (January 10, 2002) – Severn Trent Services announced the acquisition of City Analytical Services Ltd. based in Coventry, United Kingdom, increasing to four the number of industry leading environmental analytical laboratories it operates in the U.K.

This transaction further strengthens Severn Trent's environmental laboratory network which maintains centers of excellence in the U.K. for environmental testing services including wastewater chemistry, potable water chemistry, ecotoxicology, and contaminated land analysis.

City Analytical Services, serving the U.K. and Ireland, with revenues of $8 million, joins other Severn Trent Laboratory facilities in Bridgend, Runcorn, and an existing facility in Coventry.

This addition brings the number of employees in the company's UK environmental laboratory segment to over 500 and strengthens its expertise in the growing contaminated site testing segment.

About Severn Trent Services

Severn Trent Services, Inc. based in Fort Washington, Pa. is a leading supplier of environmental solutions. The company's broad range of products and services is concentrated around disinfection and filtration technologies, pipeline analysis, rehabilitation and repair services, contract operating services, and state-of-the-art residential metering products. Its Analytical Services Division, which includes Severn Trent Laboratories (STL), is the world's leading provider of environmental testing services. The company is a part of Severn Trent, Plc (London:SVT.L), Birmingham, England, an international environmental services leader. Severn Trent is a FTSE 100 company.

CONTACT

Jack Reynolds
215-283-3477
jreynolds@severntrentservices.com

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Press Releases – 04/02/02

Severn Trent heads £500m Italian project

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- Severn Trent consortium named for £500 million Italian job
- 30 year contract to run water and waste water services near Rome
- UK quality record helps win biggest overseas contract

Severn Trent, the environmental services company, has won a bid to manage water and waste services for around a quarter of a million people north of Rome in Italy. The company will head the private partnership, which will manage water services around Terni, in the Umbria region.

The move is part of a major reorganisation of Italian water services aimed at meeting new European standards, and gives Severn Trent a leading position in the Italian water sector.

"We're bringing the huge experience and expertise of our UK water company in support of our Italian operation and our partners. Major improvements in services will be delivered to reach EU standards," explained Tony Hill, managing director of Severn Trent Water International.

"The Italian market is currently undergoing major restructuring moving from a highly fragmented, and largely municipally based water services operation towards a more regionally based model".

Terni is the fifth regional operation to be awarded in Italy. The company generates around £12 million a year in income from water and waste water bills. A £100 million capital investment programme is also scheduled for the next 30 years.

"We have been working for nearly ten years to position ourselves in the Italian market and we aim to establish Severn Trent as a major player in the Italian water and wastewater sector," explained Mr Hill.

Severn Trent Water International has previously purchased four regional water and waste water companies in Italy - Baden Italiana in Lombardia, La Biodepuratrice in the province of Bergamo, Baltea srl in Valle d'Aosta, and Ecotecnica in Brescia.

The four acquisitions in northern Italy have already taken annual revenues in the country to around £20 million.

"The regional water companies (ATOs) have much to do to meet EU Directives and Severn Trent has the expertise and experience to play a key role. We can draw on the major achievements we have brought about in the UK - tap water that is the best in the UK and possibly the world, and cleaner rivers - to help Italian customers enjoy the benefits of better services and a cleaner environment," explained Mr Hill.

The contract to manage water and waste water services in the province of Terni will be run in a partnership with the regional public authorities. Severn Trent heads a private consortium, backed by a number of Italian partners, which holds a 25% stake in the company.

"We're delighted that all our planning and effort has brought success so early in the

restructuring of the Italian water sector. This is a step change in the scale of our operations in the country and it will form a strong platform to compete successfully for other regional operations," Mr Hill stressed.

"Severn Trent Water International is still keenly interested in the regional operation for Latina, also near Rome. The award is currently undergoing legal review in the regional court at Latina with a decision due in the coming weeks," added Mr Hill.

Note to editors:
Severn Trent Water International (STWI) is the global operating and management arm of Severn Trent Plc. Since 1978, STWI has transferred skills and solutions around the world to support the development of the global water industry. Today STWI companies provide management and consultancy services to the water, wastewater and environmental industries in Belgium, Germany, Italy and Portugal.

Severn Trent Plc is an environmental services business with a £1.7 billion turnover employing almost 14,000 people in the UK, the USA and Europe. As an environmental services group, Severn Trent is a leading provider of water, waste and utility services and comprises of Severn Trent Water, Biffa and Severn Trent Services.


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Press Releases – 21/02/02

Severn Trent Laboratories Receives Emerald Award for Commitment to Environmental Responsibility

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Fort Washington, Pa. - Severn Trent Laboratories (STL), an operating unit of Severn Trent Services, Inc. (STS), has been recognized by the Broward County Board of County Commissioners as part of their Emerald Award Program. This is the 3rd year that STL Miami has received this distinction for demonstrating a commitment to protecting and preserving the environment.

The Emerald Award Program honors businesses in Broward County that successfully fulfill requirements in one of three categories: Pollution Prevention/Hazardous Waste Reduction; Recycling; and "Green" Products or Practices. STL Miami was recognized in the Pollution Prevention/Hazardous Waste Reduction category for excellent archived sample handling and disposal. As part of their efforts, STL Miami has consulted with an outside vendor to explore ways to minimize waste generation and ensure that generated waste is stored and disposed of properly.

"STL Miami takes great pride in being an environmentally-responsible laboratory," remarked Mike Spitzer, STL Miami's Laboratory Director. "We are honored to receive this award and have our efforts acknowledged."

About Severn Trent Laboratories

STL (www.stl-inc.com) is the leading environmental laboratory business in the U.S. and Europe with 32 fixed facilities complemented by mobile laboratories and a variety of inline testing and related service capabilities.

About Severn Trent Services

Severn Trent Services, Inc. (www.severntrentservices.com) based in Fort Washington, Pa. is a leading supplier of water and wastewater treatment solutions. The company's broad range of products and services include advanced disinfection and filtration technologies, pipeline analysis, rehabilitation and repair services, contract operating services and state-of-the-art residential metering products. Its Analytical Services Division, which includes Severn Trent Laboratories (STL), is the world's leading provider of environmental testing services. Severn Trent Services generates annual sales of $500 million with approximately 4,500 employees. The company is part of Severn Trent Plc. (London: SVT.L), Birmingham, England, an international environmental services leader. Severn Trent is a FTSE 100 company.

CONTACT
Jim Miller
716-691-2600
jmiller@stl-inc.com

Severn Trent Services, Inc.
Suite 300
580 Virginia Drive
Ft. Washington, PA 19034-2707

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Press Releases – 04/03/02

Jim Oatridge appointed to The International Water Academy

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Jim Oatridge, Group Services Director, Severn Trent Plc has been selected to join The International Water Academy. He is an internationally recognised expert in water and environmental issues and is the only member of the Academy currently working in the UK water industry.

The Academy, based in Oslo, is an international non-profit making body advising key decision-makers on water policy in the developing world. Its 150 members are representatives of governments and businesses worldwide and include scientists, engineers, lawyers and accountants.

Mr Oatridge has over 25 years experience of water and environmental management. As Group Services Director, Severn Trent Plc, his responsibilities include policy development in the areas of environment and sustainability. He is a council member of the International Water Association, leads the water working group of the World Business Council for Sustainable Development and is President elect of the Chartered Institution of Water and Environmental Management. He is a trustee of Forum for the Future, an organisation that aims to establish sustainable development as the central strategic framework for all key decision-making bodies in society.

Commenting on his appointment, Jim Oatridge explained *"The management of freshwater resources is a key challenge facing the world at the beginning of the 21st century. I'm honoured to have joined The International Water Academy as it exists to address this very issue in a sustainable manner."*

Severn Trent Plc is an environmental services group headquartered in Birmingham. It is a leading provider of water, waste and utility services to businesses and householders. Its key operating subsidiaries are Severn Trent Water, Biffa and Severn Trent Services. The group generates revenues of £1.7 billion and employs more than 14,000 people across the UK, USA and the rest of Europe.

Ends

For further information or photos please contact:
Jane Rhead, Group Communications
Severn Trent Plc
0121 722 4273

Notes to editors:
Mr Oatridge, aged 57, qualified as an accountant in 1966 and gained a BA (Hons) in Economics at Warwick University in 1969 whilst working for Coventry City Council (1960 to 1970). From 1970 to 1974 he was Assistant Director of Finance at Eastern Electricity based at Ipswich, Suffolk. In 1974 he joined Severn Trent Water Authority where he held a variety of roles in operational management and corporate communications. In the late 1980s, Mr Oatridge project managed the privatisation process within Severn Trent. In 1992 he was appointed Group Services Director Severn Trent Plc. Mr Oatridge lives in Stratford-upon-Avon.

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Press Releases – 13/03/02

Environmental Services Group Chairman to head Better Regulation Task Force

David Arculus, Chairman of environmental services group Severn Trent Plc, has been appointed Chair of the Better Regulation Task Force by Gus Macdonald, Minister for the Cabinet Office.

Commenting on his appointment, David Arculus said, "I am delighted and excited about taking up this challenge. Chris Haskins has achieved a great deal but there is still more to be tackled and plenty of areas where the Task Force can help the Government improve, or remove, regulation."

David Arculus, aged 55, was appointed non-executive Chairman of Severn Trent Plc in July 1998 and has been a Board member since May 1996.

Severn Trent Plc is an environmental services group headquartered in Birmingham. It is a leading provider of water, waste and utility services to businesses and householders. Its key operating subsidiaries are Severn Trent Water, Biffa and Severn Trent Services. The group generates revenues of £1.7 billion and employs more than 14,000 people across the UK, USA and the rest of Europe.

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Press Releases – 19/03/02

Environmental Services Group Chief Executive to head new drive to boost Innovation

Robert Walker, Group Chief Executive of environmental services group Severn Trent Plc, has been appointed Chairman of the Innovation and Growth Team (IGT) for the Environmental Goods and Services sector by Lord Sainsbury, Science & Innovation Minister.

The IGT brings together a panel of experts from the environment industry, their customers, the investment community, Government and other stakeholder groups. They will produce an action plan to ensure long-term competitiveness in the growing UK environmental industry. The sector already accounts for some £16 billion turnover and 170,000 jobs in the UK. Globally, the market is estimated at around £350 billion rising to £500 billion by 2010.

Robert Walker, aged 57, was appointed Group Chief Executive of Severn Trent Plc in August 2000 and has been a Board member since May 1996.

Severn Trent Plc is an environmental services group headquartered in Birmingham. It is a leading provider of water, waste and utility services to businesses and householders. Its key operating subsidiaries are Severn Trent Water, Biffa and Severn Trent Services. The group generates revenues of £1.7 billion and employs more than 14,000 people across the UK, USA and the rest of Europe.

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11 June 2002

Preliminary Results for the year to 31 March 2002

SEVERN TRENT WATER OUTPERFORMS AS GROWTH BUSINESSES INCREASE TOTAL REVENUES & PROFITS

Financial and operating highlights

Group

- Turnover up 6.7% to £1,794.3m (£1,681.6m)
- PBITA before exceptional items up 4.6% to £418.8m (£400.2m)
- Profit before tax and exceptional items up 5.2% to £233.3m (£221.7m)
- Adjusted EPS up 3.6% to 63.2p (61.0p)
- Full year dividend increased by 2% to 45.9p (45.0p)
- Net debt broadly unchanged; interest costs lower

Severn Trent Water

- Turnover up 1.4% to £899.9m (£887.2m)
- PBIT up 1.1% to £334.1m (£330.5m)
- Continued Capex and Opex outperformance; though cost pressures growing
- £350m invested, significant customer benefits delivered

Growth businesses:

- Turnover from Biffa and Services combined up 17.4% to £876.4m (£746.4m)
- PBITA from Biffa and Services combined up 25.3% to £105.0m (£83.8m)

Biffa

- Turnover up 24.9% to £494.8m (£396.0m)
- PBITA up 59.7% to £73.0m (£45.7m)
- Underlying growth in the UK of 11%
- UK Waste integration completed ahead of schedule, delivering £16m of synergies in 2001/02
- Biffa is UK's largest supplier of integrated waste management services

Services

- Turnover up 8.9% to £381.6m (£350.4m)
- PBITA down 16.0% to £32.0m (£38.1m) amid difficult trading conditions in the USA
- Cost reduction through job cuts and facility closures
- Market leader in analytical services in US and UK

David Arculus, Chairman Severn Trent Plc, said:

"This has been another year of progress for the Group with satisfactory results overall. There is a growing recognition of our position as a leading environmental services business in the UK."

"While the Board has not changed the Group's dividend policy, we have decided to increase this year's dividend in recognition of the Group's performance for the year just ended."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"I am pleased to report that in 2001/02 the Group has increased its profit before tax and exceptional items by 5.2% to £233.3 million. Water continued to outperform its regulatory targets and, despite cost pressures and a 1% real reduction in prices, increased its profits. Services had a good first half but was adversely impacted by a clear weakening in the US economic environment in the second half of the financial year. Biffa had another good year; it completed the integration of UK Waste ahead of all its targets and delivered synergy benefits in 2001/02 of £16 million."

"We are encouraged by the broad consensus between government, regulators and the industry that UK water has been a success and by moves towards greater regulatory transparency and towards a long-term vision for this vital industry."

"Overall, the Group is likely to experience a challenging year in 2002/03. While the Board is confident in Severn Trent Water's ability to outperform its regulatory targets for gross operating cost efficiencies, 2002/03 will see continuing offsetting cost pressures and broadly unchanged prices. Biffa and Services, with their lowered cost bases, have leading positions in their key markets but much will depend on the speed and timing of economic recovery in the UK and the USA."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Perelman Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Simon Holberton, Mike Smith or Catherine Bertwistle	Brunswick Group Ltd	020 7404 5959

Chairman's statement

2001/02 was another year of progress for the Severn Trent Group, with Group profit before tax and exceptional items of £233.3 million, an increase of 5.2%. Severn Trent Water has continued to outperform its regulatory targets for gross operating cost efficiencies although there are mounting cost pressures (for example, climate change levy) not allowed for in the 1999 price determination. Despite another 1% real reduction in average prices charged to water customers from 1 April 2001, Water's profit before interest and tax at £334.1 million was 1.1% above the prior year. Biffa, the Group's integrated waste company, performed well. Having acquired UK Waste in September 2000, Biffa delivered synergy benefits in 2001/02 of £16 million. However, Services was impacted by a clear weakening in the US economic environment in the second half of 2001/02. Overall, the non-regulated businesses increased profit before interest, goodwill amortisation and exceptional items by 21.7% to £100.8 million.

The Group's strategy is to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business and by building on Services, particularly its leadership position in the analytical services market in the USA and the UK.

Environmental Leadership

- Since privatisation, Severn Trent Water has seen river quality improve by 47%, effluent quality improve by 71% and leakage fall by 30%. Severn Trent Water has more than doubled investment and increased productivity by 40%.

- Once again, Severn Trent Water was classified by the Drinking Water Inspectorate as supplying water "significantly above average" quality, with an overall compliance of over 99.9%.

- Biffa also continues to achieve environmental landmarks. It is among Britain's largest producers of green energy from landfill gas. Under its waste contract on the Isle of Wight, Biffa is now delivering landfill diversion levels of over 45% – well in excess of the Government's targets and a shop window for what potentially can be achieved nationwide.

- Severn Trent Services launched its Environmental Leadership Alliance and made the inaugural award to the City of Daytona Beach, Florida, for exemplary environmental and economic performance.

- Severn Trent was named as the leading utility in the Dow Jones Sustainability World Index. The index rates companies' social and environmental activity alongside their economic performance.

- The Group remains the only water, waste water and solid waste company to have received an AAA rating from Innovest. The US institutional investment research firm commended Severn Trent's treatment of the environment as a source of competitive advantage.

Group Results

Group turnover was £1,794.3 million, an increase of 6.7% over last year, benefiting from a full year's contribution from the acquisition of UK Waste. The growth in turnover was mainly due to the contribution of the non-regulated businesses, which increased turnover by £72.4 million to £981.4 million. Turnover from water and sewerage increased by £12.7 million to £899.9 million.

Group profit before interest, tax, goodwill amortisation and exceptional costs increased by 4.6% to £418.8 million. The water and sewerage business increased by 1.1% to £334.1 million. The Group's non-regulated businesses in total increased their profit before interest, tax, goodwill amortisation and exceptional costs by 21.7% to £100.8 million, the combined performance of Biffa and Severn Trent Services being a 25.3% increase to £105.0 million.

After goodwill amortisation of £26.5 million (£17.4 million) and interest charges of £159.0 million (£161.1 million), Group profit before tax and exceptional items was £233.3 million, an increase of 5.2%. In 2001/02, the contribution to the Group from the non-regulated businesses increased to 52.2% (50.6%) of group revenues and 18.2% (16.5%) of profit before interest, tax and exceptional items.

Net exceptional costs in the year were £17.0 million, all within Severn Trent Systems (see Note 3). The charge for current tax was £16.1 million (£12.4 million), an effective rate of 6.9% on profit after interest but before exceptional items. In accordance with FRS19, the Group has provided for deferred tax, giving rise to a charge of £42.3 million (£52.4 million) and a provision in the balance sheet amounting to £366.3 million. The results for the prior year have been restated to reflect the application of FRS19. Profit after tax and minority interests was £157.3 million (£141.0 million).

Basic earnings per share were 45.9 pence (41.2 pence). Adjusted basic earnings per share (before exceptional items and deferred tax) were 63.2 pence (61.0 pence), an increase of 3.6%.

Net debt at 31 March 2002 was £2,411.7 million (£2,410.5 million). Gearing, reflecting the provision for deferred tax, was 105%. The Group's net interest charge was covered 4.4 times (4.1 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Dividend

Following the announcement of the OFWAT price determination for the period 2000/01 to 2004/05, the Board stated its intention that for the period up to 31 March 2005, barring unforeseen circumstances, dividends per share would as a minimum be maintained at the same level as was paid for the year ended 31 March 2000, ie, a full year dividend of 45.0 pence. This remains the Group's dividend policy.

The Board considers that an increase in the final dividend is appropriate given the performance of the Group for the year just ended. The Board is therefore proposing a final dividend of 28.56 pence per share (28.0 pence) to be paid on 1 October 2002.

This gives a total dividend for the year of 45.9 pence per share (45.0 pence), a total year-on-year increase of 2%.

Operational Review

Water and sewerage

In 2001/02, turnover from water and sewerage increased by 1.4% to £899.9 million. Profit before interest and tax rose by 1.1% to £334.1 million.

Direct operating costs of the regulated water business were £357.4 million, a reduction in real terms of £2.7 million, or 0.7%. Excluding the impact of inflation, gross operating cost efficiencies in 2001/02 amounted to £21.0 million, a reduction of 5.9% compared to the previous year. However, these efficiencies were offset by cost pressures of £18.3 million.

The programme for reducing costs in Severn Trent Water has continued to make good progress. Since the beginning of AMP3, gross operating cost efficiencies were £47 million, offset by cost pressures amounting to £36 million. The £47 million of gross operating cost efficiencies is £11 million ahead of the OFWAT target.

Severn Trent Water also continued to deliver efficiencies against the £2 billion investment programme for the five-year period 2000/01 to 2004/05, resulting in around 7% savings against OFWAT's targets. In the year, £350 million was invested and significant customer benefits were delivered. This total was less than the amount originally budgeted for the year because some schemes were delayed when the foot-and-mouth crisis denied engineers and contractors access to farmland. Despite the slippage in capital expenditure, the Company is confident that regulatory physical outputs and scheme completions will be achieved in the current regulatory period.

The initial phase of a £70 million investment has been delivered at Derby sewage treatment works. The overall scheme will significantly improve the quality of effluent and reduce odour. In the year, work was started on a major water supply link between Birmingham and Coventry. This scheme, costing some £20 million, will significantly increase the security of water supplies to these two major cities for years to come.

Climate change remains a long-term issue and the most recent projections from the UK Climate Change Impacts Programme once again suggest a significant impact on the Severn Trent region. Severn Trent Water must prepare for the expected change in rainfall patterns to protect and enhance its water resources. In addition, its sewerage systems will need considerable investment if they are required to cope with heavier rainfall.

A recent legal case (Marcic vs Thames Water) has the potential to require water and sewerage companies to spend very significant amounts to further protect their customers from sewer flooding. Clarification on this issue is awaited from OFWAT. Severn Trent Water has long argued that it is unacceptable for customers to suffer from sewer flooding.

For some years the Group has challenged government and OFWAT to set out more clearly the position of competition in the water industry. The Government's new proposal to extend competition to include 1,900 large-scale industrial and commercial water users across the UK is welcomed. Severn Trent Water is well placed as a result of its 10 years of account management experience and contacts with national account customers.

Waste management

In 2001/02, waste management's turnover increased by 24.9% to £494.8 million, benefiting from a full year's contribution from UK Waste, which was acquired in September 2000. After goodwill amortisation of £16.8 million, profit before interest, tax and exceptional costs (in the prior year) was £56.2 million (£37.0 million). Profit before interest, tax, goodwill amortisation and exceptional costs increased 59.7% to £73.0 million. The enlarged Biffa in the UK, excluding the benefit of synergies from the UK Waste acquisition, is estimated to have delivered underlying growth in profit before interest, tax, goodwill amortisation and exceptional costs of around 11%.

Turnover in the UK increased by 27.1% to £449.5 million, while Belgian turnover increased by 7.1% to £45.3 million.

The integration of UK Waste with Biffa was completed ahead of schedule, achieving synergy savings in 2001/02 estimated at approximately £16 million; this was ahead of the target run rate of £15 million per annum. These synergies contributed significantly to the increase in profit margin on sales for Biffa in the UK (before interest, tax, goodwill amortisation and exceptional costs) to 16.0% (11.8%).

Biffa is the largest supplier of integrated waste management services in the UK. Its position as an integrated supplier – with collection, landfill and special waste capabilities – offers a competitive advantage in the market place. Biffa has around 1,000 trucks and more than 60 depots throughout the UK and has 33 operational landfill sites handling around 7 million tonnes per annum.

In 2001/02, collection turnover in the UK increased to £260.8 million (£212.7 million) as integration with UK Waste completed Biffa's national network. Collection volumes rose by about a quarter and sales margins (before interest, tax, goodwill amortisation and exceptional items) increased from 13.2% to 17.4%, driven by the benefit from synergies. The collection division contributed a profit before interest, tax, goodwill amortisation and exceptional items of £45.3 million (£28.1 million).

Landfill turnover in the UK increased by 30.2% to £147.4 million. Landfill volumes increased by 20%, including the contribution from UK Waste, and average unit revenues were up 24%. Biffa was the first waste management company to act on the foot-and-mouth crisis under the guidance of the Ministry of Agriculture, Food and Fisheries and the Environment Agency. Foot-and-mouth activity produced a profit contribution in 2001/02 of approximately £5 million. Biffa remained sensitive to local community concerns about this issue; no infected carcasses or ash from the pyres were taken to Biffa landfill sites. Profit from the landfill division, before interest, tax, goodwill amortisation and exceptional items was up 69.7% at £34.1 million (£20.1 million).

The Special Waste division, which includes the important power generation activity, achieved a 48.6% increase in turnover to £41.3 million and contributed profit before interest, tax, goodwill amortisation and exceptional items of £6.1 million (£3.6 million).

Biffa currently has interests in 75MW of electricity generation in the UK (including from Biffa sites leased to third parties). Although permit delays frustrated the ambition to achieve 90MW in 2001/02, electricity generation is planned to increase to over 100MW within four years.

In Belgium, turnover increased by 7.1% to £45.3 million; this business was adversely impacted in 2001/02 by rising disposal costs in Flanders and by changes in environmental taxation. However, there were signs of improvement in the second half of 2001/02.

Services

Services' turnover increased by 8.9% to £381.6 million but profit before interest, tax and goodwill amortisation fell by 16.0% to £32.0 million. Services' profit in 2001/02 was adversely affected by the unfavourable economic environment in the USA, changes in product mix and margins and some one-off costs.

The USA is both the division's base and its largest market; some 85% of services' turnover arose in the USA. In the second half of 2001/02 there was a clear weakening in the US economic environment and federal government spending priorities moved away from environmental protection to security. To mitigate the effects of the difficult US market, the business initiated cost reductions, through job cuts and the announced closure of some facilities.

After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into services' results, the profit margin on sales (before interest, tax and goodwill amortisation) reduced to 6.0% (8.6%).

Turnover in analytical services, the largest business, increased by 10.6% to £171.6 million, with the USA growing 9.7% to £149.4 million and the UK up 16.2%. The change in the US administration delayed agreement of Federal funding from the start of the year. This, together with the impact of a weakening US economic environment and the lower priority being given to environmental protection, reduced the amount of analytical services' higher margin testing work which has had to be replaced by more routine, lower margin work.

The analytical services business, which is the market leader in both the USA and the UK, continued to focus on developing complete solutions, from collecting samples to laboratory analysis and reports. Clean Environment Equipment, of Oakland, California was acquired; this business is a leading manufacturer of pumping systems for the collection of groundwater samples. The acquisition of Coventry-based City Analytical Services ("CAS") strengthened analytical services' leading position in the UK market. CAS provides a major presence in the contaminated land sector, which is growing rapidly as more building takes place on brownfield sites.

Turnover in the water purification business increased by 21.1% to £95.3 million. In order to consolidate the business onto fewer sites, in 2001/02 water purification announced closures in Goffstown, New Hampshire and San Jose, California. Ecometrics and Environmental Systems Technology were acquired to complement and strengthen its chemical disinfection offering. The water purification business is the market leader in the USA in disinfection services.

Turnover in operating services declined by 1.5% to £114.7 million. Severn Trent Services now operates around 600 water and wastewater facilities across the USA. Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders, performed well. In Italy, a consortium led by Severn Trent Water International, was awarded a 30-year contract to operate water and wastewater services at Terni, north of Rome.

Systems

Total turnover for systems reduced to £62.0 million (£70.0 million), largely reflecting the disposal of Stoner Associates in May 2001. The systems business generated a loss before interest, tax, goodwill amortisation and exceptional items of £5.7 million (loss of £5.4 million). However, the Group continued the strategic repositioning of the overall business. As part of this re-alignment, Stoner Associates was sold generating an exceptional profit of £8.0 million and the UK operations were restructured to achieve better efficiencies and customer service.

As previously indicated at the announcement of the Group's half-year results, Severn Trent Systems has continued to experience problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. £25.0 million has been recognised as an exceptional charge (compared to £21.5 million at the half year) to cover the anticipated total costs of completing these loss-making contracts (see Note 3). The net cost of exceptional items in the year's results, including the profit from the sale of Stoner Associates, was £17.0 million. Despite problems in the USA, the CIS-Open Vision system has been successfully implemented in other locations, not least in the UK for Severn Trent Water.

Property, Engineering Consultancy and Insurance

Total turnover from these businesses in the year was £43.0 million (£92.6 million) generating profit before interest and tax of £1.5 million (£4.4 million).

In 2001/02, Severn Trent Property sold some sites formerly occupied by Severn Trent Water. At Thorpe Park, Leeds, where Severn Trent Property is involved in a business park development totalling 1.8 million square feet, further office developments have been completed for Cable & Wireless and IBM. Daventry International Rail Freight Terminal remains the largest scheme to be undertaken by the Group.

Charles Haswell & Partners is an engineering design consultancy. After many years of predominantly working for Severn Trent Water, more than 50% of revenues now comes from external clients.

Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent Group companies.

Supplementary Information

For supplementary information, including the Group's presentation to analysts, see the Severn Trent web site at www.severntrent.com.

Management

In 2001/02, the Board welcomed two new additions. Alan Perelman, formerly Group Finance Director of Whitbread, took over as Group Finance Director from Alan Costin. Alan Costin spent nine and a half years at Severn Trent and the Board thanks him warmly for his contribution.

Marisa Cassoni, the Group Finance Director of Consignia, joined the Board as a non–executive director. Her experience of both regulation and finance will be valuable to Severn Trent; she has joined the Audit and Treasury Committees.

Andrew Simon, the Group's senior independent non–executive director, has decided to stand down. His huge experience and dedication will be greatly missed. Martin Flower has agreed to take over the duties of senior independent non-executive director, with Eric Anstee becoming Chairman of the Audit Committee.

Outlook

Overall, the Group is likely to experience a challenging year in 2002/03. While the Board is confident in Severn Trent Water's ability to outperform its regulatory targets for gross operating cost efficiencies, 2002/03 will see continuing offsetting cost pressures and broadly unchanged prices (pricing for 2002/03 is based on the low RPI outcome in November 2001). Biffa and Services, with their lowered cost bases, have leading positions in their key markets but much will depend on the speed and timing of economic recovery in the UK and the USA.

David Arculus
Chairman

Group profit and loss account
Year ended 31 March 2002

	Notes	2002	2001 (restated)
		£m	£m
Turnover: group and share of joint ventures		**1,799.1**	1,685.9
Less: share of joint ventures' turnover		**(4.8)**	(4.3)
Turnover	2	**1,794.3**	1,681.6
Operating costs before goodwill amortisation and exceptional costs		**(1,385.4)**	(1,290.2)
Goodwill amortisation		**(26.5)**	(17.4)
Exceptional contract costs	3	**(25.0)**	-
Exceptional restructuring costs	3	**-**	(15.5)
Total operating costs		**(1,436.9)**	(1,323.1)
Group operating profit		**357.4**	358.5
Share of operating profit of joint ventures and associates		**9.9**	8.8
Exceptional profit on disposal of business	3	**8.0**	-
Profit before interest, goodwill amortisation and exceptional items	2	**418.8**	400.2
Goodwill amortisation	2	**(26.5)**	(17.4)
Profit before interest and exceptional items	2	**392.3**	382.8
Exceptional costs	2	**(25.0)**	(15.5)
Exceptional profits	2	**8.0**	-
Profit before interest	2	**375.3**	367.3
Net interest payable		**(159.0)**	(161.1)
Profit after interest before exceptional items		**233.3**	221.7
Exceptional items	3	**(17.0)**	(15.5)
Profit on ordinary activities before taxation		**216.3**	206.2
Taxation on profit on ordinary activities - current tax	4	**(16.1)**	(12.4)
- deferred tax	4	**(42.3)**	(52.4)
Total taxation	4	**(58.4)**	(64.8)
Profit on ordinary activities after taxation		**157.9**	141.4
Equity minority interests		**(0.6)**	(0.4)
Profit for the financial year		**157.3**	141.0
Dividends (including non-equity dividends)	5	**(157.6)**	(154.5)
Retained loss for the financial year		**(0.3)**	(13.5)
Earnings per share (pence)			
Basic	6	**45.9**	41.2
Diluted	6	**45.7**	41.0
Adjusted basic before exceptional items and deferred tax	6	**63.2**	61.0
Adjusted diluted before exceptional items and deferred tax	6	**62.9**	60.7

There is no difference between the profit on ordinary activities before taxation and the retained loss for the financial years stated above, and their historical cost equivalents.

The results for the year-ended 31 March 2001 have been restated as a result of applying FRS19 'Deferred Tax' (note 4).

All items dealt with in arriving at operating profit relate to continuing activities.

Group Balance sheet
At 31 March 2002

		2002	2001 (restated)
		£m	£m
Fixed assets			
Intangible assets – goodwill		**474.8**	466.6
Tangible assets		**4,891.8**	4,815.6
Investments in joint ventures:			
Share of gross assets		**6.0**	6.6
Share of gross liabilities		**(4.6)**	(5.4)
Loans to joint ventures		**4.7**	3.8
		6.1	5.0
Investments in associates		**17.3**	17.2
Other investments		**5.7**	5.4
Total Investments		**29.1**	27.6
		5,395.7	5,309.8
Current assets			
Stocks		**97.2**	82.6
Debtors		**390.5**	414.7
Short-term deposits		**19.1**	81.0
Cash at bank and in hand		**28.9**	35.0
		535.7	613.3
Creditors: amounts falling due within one year		**(1,112.8)**	(1,444.0)
Net current liabilities		**(577.1)**	(830.7)
Total assets less current liabilities		**4,818.6**	4,479.1
Creditors: amounts falling due after more than one year		**(2,042.8)**	(1,770.0)
Provisions for liabilities and charges		**(480.4)**	(418.0)
Net assets		**2,295.4**	2,291.1
Capital and reserves			
Called up share capital		**224.0**	223.6
Share premium account		**24.4**	20.2
Capital redemption reserve		**156.1**	156.1
Profit and loss account		**1,889.5**	1,890.0
Total equity shareholders' funds		**2,294.0**	2,289.9
Minority shareholders' interest (equity)		**1.4**	1.2
		2,295.4	2,291.1

The group balance sheet at 31 March 2001 has been restated as a result of applying FRS19 'Deferred Tax' (note 4).

Group cash flow statement
Year ended 31 March 2002

			2002		2001
	Notes	£m	£m	£m	£m
Net cash inflow from operating activities	8		**665.5**		617.8
Dividends received from associates and joint ventures			**1.2**		1.0
Returns on investments and servicing of finance			**(144.9)**		(126.8)
Taxation			**(6.7)**		(6.4)
Capital expenditure and financial investment			**(352.1)**		(365.7)
Acquisitions and disposals			**-**		(427.9)
Equity dividends paid			**(154.1)**		(153.7)
Net cash inflow/(outflow) before use of liquid resources and financing			**8.9**		(461.7)
Management of liquid resources			**62.0**		(44.9)
Financing					
(Decrease)/increase in debt		**(81.5)**		515.7	
Redemption of shares		**-**		(9.1)	
Issue of shares		**3.4**		6.7	
			(78.1)		513.3
(Decrease)/increase in cash			**(7.2)**		6.7

Reconciliation of net cash flow to movement in net debt

	Notes		2002		2001
		£m	£m	£m	£m
(Decrease)/increase in cash (as above)		**(7.2)**		6.7	
Cash flow from movement in net debt and financing		**81.5**		(515.7)	
Cash flow from movement in liquid resources		**(62.0)**		44.9	
Change in net debt resulting from cash flows			**12.3**		(464.1)
Net (debt)/cash assumed/relinquished with acquisitions and disposals			**(8.7)**		13.7
Rolled up interest on finance leases			**(2.2)**		(14.4)
Currency translation differences			**(0.7)**		(6.0)
Other non cash items			**(1.9)**		(0.3)
Increase in net debt			**(1.2)**		(471.1)
Opening net debt			**(2,410.5)**		(1,939.4)
Closing net debt	7		**(2,411.7)**		(2,410.5)

Statement of total recognised gains and losses
Year ended 31 March 2002

		2002	2001 (restated)
		£m	£m
Profit for the financial year - group		**155.7**	139.4
- joint ventures		**0.6**	0.6
- associates		**1.0**	1.0
Total profit for the financial year		**157.3**	141.0
Currency translation differences		**(1.4)**	25.7
Goodwill written off to reserves on pre April 1998 acquisition (earn-out consideration)		**(0.7)**	-
Goodwill charged to profit on disposal, previously written off to reserves pre April 1998		**3.1**	-
Total recognised gains and losses for the year		**158.3**	166.7

Reconciliation of movements in shareholders' funds

		2002	2001 (restated)
		£m	£m
Opening shareholders' funds (2001 as previously stated)		**2,289.9**	2,546.7
Prior year adjustment (note 4)		**-**	(266.6)
Opening shareholders' funds (2001 restated)		**2,289.9**	2,280.1
Profit for the financial year (2001 as previously stated)		**157.3**	193.4
Prior year adjustment (note 4)		**-**	(52.4)
Profit for the financial year (2001 restated)		**157.3**	141.0
Dividends (including non-equity dividends)		**(157.6)**	(154.5)
		(0.3)	(13.5)
Other recognised gains and losses relating to the year		**1.0**	25.7
Shares issued		**3.4**	6.7
Redemption of shares		**-**	(9.1)
Net addition to shareholders' funds		**4.1**	9.8
Closing shareholders' funds		**2,294.0**	2,289.9

The reconciliation of movements in shareholders' funds and the statement of total recognised gains and losses for the year ended 31 March 2001 have been restated as a result of applying FRS19 'Deferred Tax' (note 4).

Notes

1 Basis of preparation

The results for the year ended 31 March 2002 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2001, as set out in the financial statements of the group, except for the adoption in the year of FRS19 'Deferred Tax'. In addition, the group has for the first time adopted FRS18 'Accounting Policies' and the transitional provisions of FRS17 'Retirement Benefits' requiring additional disclosures in relation to its defined benefit pension arrangements.

Further information in respect of FRS17 is provided in note 9 below.

No changes have been effected to the group's accounting policies as a result of adopting FRS18.

Further information on FRS19, which introduces a form of full provisioning for deferred tax, replacing the partial method followed under SSAP15, is set out in note 4 below. In complying with SSAP15, the group did not previously provide for deferred tax.

The results have been extracted from the audited financial statements of the group for the year ended 31 March 2002. These audited statements incorporate an unqualified audit report. The results do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2001, which incorporated an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis

Analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other-principally USA and Europe		Group	
	2002	2001	**2002**	2001	**2002**	2001
	£m	£m	**£m**	£m	**£m**	£m
Group turnover						
Water and sewerage	**899.9**	887.2	**-**	-	**899.9**	887.2
Waste management	**449.5**	353.7	**45.3**	42.3	**494.8**	396.0
Services	**46.0**	49.1	**335.6**	301.3	**381.6**	350.4
Systems	**52.1**	43.7	**9.9**	26.3	**62.0**	70.0
Property, Engineering consultancy and Insurance	**41.0**	92.6	**2.0**	-	**43.0**	92.6
Inter segment trading	**(84.2)**	(114.0)	**(2.8)**	(0.6)	**(87.0)**	(114.6)
	1,404.3	1,312.3	**390.0**	369.3	**1,794.3**	1,681.6
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**334.1**	330.5	**-**	-	**334.1**	330.5
Waste management	**71.7**	41.8	**1.3**	3.9	**73.0**	45.7
Services	**1.6**	3.9	**30.4**	34.2	**32.0**	38.1
Systems	**(0.2)**	1.7	**(5.5)**	(7.1)	**(5.7)**	(5.4)
Property, Engineering consultancy and Insurance	**1.5**	4.4	**-**	-	**1.5**	4.4
Unrealised profit on inter segment trading	**(1.1)**	(1.0)	**-**	-	**(1.1)**	(1.0)
Corporate overheads	**(15.0)**	(12.1)	**-**	-	**(15.0)**	(12.1)
	392.6	369.2	**26.2**	31.0	**418.8**	400.2

	United Kingdom		Other-principally USA and Europe		Group	
	2002	2001	**2002**	2001	**2002**	2001
	£m	£m	**£m**	£m	**£m**	£m
Goodwill amortisation	**(17.3)**	(9.1)	**(9.2)**	(8.3)	**(26.5)**	(17.4)
Group profit before interest and exceptional items						
Water and sewerage	**334.1**	330.5	**-**	-	**334.1**	330.5
Waste management	**55.0**	33.2	**1.2**	3.8	**56.2**	37.0
Services	**1.0**	3.4	**21.4**	26.2	**22.4**	29.6
Systems	**(0.2)**	1.7	**(5.6)**	(7.3)	**(5.8)**	(5.6)
Property, Engineering consultancy and Insurance	**1.5**	4.4	**-**	-	**1.5**	4.4
Unrealised profit on inter segment trading	**(1.1)**	(1.0)	**-**	-	**(1.1)**	(1.0)
Corporate overheads	**(15.0)**	(12.1)	**-**	-	**(15.0)**	(12.1)
	375.3	360.1	**17.0**	22.7	**392.3**	382.8
Exceptional items						
Exceptional contract costs – Systems	**-**	-	**(25.0)**	-	**(25.0)**	-
Profit on disposal of business – Systems	**-**	-	**8.0**	-	**8.0**	-
Exceptional restructuring costs – Waste management	**-**	(15.5)	**-**	-	**-**	(15.5)
	-	(15.5)	**(17.0)**	-	**(17.0)**	(15.5)
Group profit before interest						
Water and sewerage	**334.1**	330.5	**-**	-	**334.1**	330.5
Waste management	**55.0**	17.7	**1.2**	3.8	**56.2**	21.5
Services	**1.0**	3.4	**21.4**	26.2	**22.4**	29.6
Systems	**(0.2)**	1.7	**(22.6)**	(7.3)	**(22.8)**	(5.6)
Property, Engineering consultancy and Insurance	**1.5**	4.4	**-**	-	**1.5**	4.4
Unrealised profit on inter segment trading	**(1.1)**	(1.0)	**-**	-	**(1.1)**	(1.0)
Corporate overheads	**(15.0)**	(12.1)	**-**	-	**(15.0)**	(12.1)
	375.3	344.6	**-**	22.7	**375.3**	367.3

Turnover by origin and destination does not differ materially.

The basis on which the geographical analysis of Services' and Systems' results is determined has been modified to more appropriately reflect the performance of operations by territory. Comparative figures have been amended accordingly.

The profit and loss account and segmental analysis include the following amounts in respect of businesses acquired during the year:

	Turnover				Operating profit		
	United Kingdom	Other – principally USA and Europe	**Total**		United Kingdom	Other - principally USA and Europe	**Total**
	£m	£m	**£m**		£m	£m	**£m**
Services	1.1	6.2	**7.3**		0.1	1.0	**1.1**

Services' operating profit in the table above is after charging goodwill amortisation of £0.3 million.

Analysis of net operating assets by geographical location and type of business

	United Kingdom		Other - principally USA and Europe		Group	
	2002	2001	**2002**	2001	**2002**	2001 (restated)
	£m	£m	**£m**	£m	**£m**	£m
Water and sewerage	**4,368.5**	4,272.6	**-**	-	**4,368.5**	4,272.6
Waste management	**208.9**	223.2	**24.1**	19.0	**233.0**	242.2
Services	**18.7**	20.3	**160.3**	169.0	**179.0**	189.3
Systems	**5.7**	6.9	**(16.5)**	12.3	**(10.8)**	19.2
Property, Engineering consultancy, insurance and Corporate	**27.4**	23.3	**-**	-	**27.4**	23.3
Net operating assets	**4,629.2**	4,546.3	**167.9**	200.3	**4,797.1**	4,746.6
Goodwill:						
Waste management					**305.2**	304.8
Services					**169.6**	161.1
Systems					**-**	0.7
Short-term deposits, cash, borrowings, taxation and dividends payable					**(2,976.5)**	(2,922.1)
					2,295.4	2,291.1

3 Exceptional items/contingent liability

Exceptional items in the year of £17.0 million all arose in Severn Trent Systems ('Systems') and comprised the net cost of:

- An £8.0 million profit on disposal of Stoner Associates, which was sold in May 2001 for $26.0 million; and
- A £25.0 million charge in respect of costs either incurred in the financial year just ended or anticipated to arise in completing certain loss-making CIS-Open Vision contracts in the USA.

The £25.0 million charge (compared to the £21.5 million charge reported at the half-year) remains an estimate, as there continues to be ongoing work which will take further time to be completed. In addition, there is always the risk of a dispute with Systems' customers over the extent of its obligations and/or amounts due to Systems. One of Systems' customers, the City of Portland, has made specific reference to the possibility of litigation and has formally stated its intention to make a claim (as yet unquantified) against Systems. It is Systems' intention to defend this claim robustly and to continue to pursue with rigour its entitlements under this contract.

No actual proceedings have been commenced in respect of any of the CIS-Open Vision contracts. No provision has been made in the financial statements (nor can it be under current Financial Reporting Standards) for a potential adverse outcome of any claim (including the City of Portland's claim), dispute or litigation in connection with any of the CIS-Open Vision contracts in the USA.

Exceptional restructuring costs of £15.5 million in the year to 31 March 2001 related to the costs of restructuring Biffa Waste Services following the acquisition of UK Waste.

4 Taxation

	2002	2001 (restated)
	£m	£m
Current tax		
UK corporation tax - current year at 30%	**17.5**	8.9
UK corporation tax - prior year	**(5.1)**	0.3
Double taxation relief	**(0.6)**	(0.5)
Overseas taxation - current year	**3.0**	3.0
Overseas taxation - prior year	**-**	(0.2)
Share of taxation charges of joint ventures and associates	**1.3**	0.9
Total current tax	**16.1**	12.4
Deferred tax (note 1)	**42.3**	52.4
Total tax charge	**58.4**	64.8

The group had adopted FRS19 'Deferred Tax' in the year ended 31 March 2002.

As a consequence of adopting FRS19, the group has been required to reflect a full provision for deferred tax and to restate prior year figures. A deferred tax provision of £266.6 million has been introduced at 31 March 2000 with a corresponding reduction in shareholders' funds. The tax charge for the year ended 31 March 2001 has been increased by £52.4 million and in the year to 31 March 2002 by £42.3 million. An additional £5.3 million of goodwill has been capitalised in respect of prior-year acquisitions. As permitted by the Standard, discounting has been applied. The application of FRS19, and the consequential charge for deferred tax, has no impact on tax paid or cash flows.

Given the introduction of FRS19, the group's charge for taxation is made up of two elements – current tax and deferred tax. The total tax charge of £58.4 million (2001: £64.8 million) represents 25.0% (2001: 29.2%) of the group's profit after interest but before exceptional items.

The group's current tax charge of £16.1 million (2001: £12.4 million) represents 6.9% (2001: 5.6%) of the group's profit after interest but before exceptional items. Due to the changing shape and maturity of the group, the current tax charge as a percentage of profit after interest but before exceptional items is expected to increase. The deferred tax charge is more difficult to predict as, in particular, it is impacted by changes in interest rates from one balance sheet date to the next.

5 Dividends

An interim dividend of 17.34p per ordinary share (2001: 17.0p) was paid on 8 April 2002. The Board is proposing a final dividend of 28.56p per ordinary share (2001: 28.0p) to be paid on 1 October 2002. The shares will be traded 'ex-dividend' with effect from 26 June 2002.

The cost of the proposed equity dividends to the company's shareholders for the year ended 31 March 2002 amounts to £157.6 million (2001: £154.3 million).

There were no non-equity dividends paid in the year following the redemption of the B shares on 1 November 2000 (2001: non-equity dividends paid of £0.2 million).

6 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive

ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The Directors consider that the adjusted figures provide a useful additional indication of performance.

	Year ended 31 March 2002			Year ended 31 March 2001 (restated)		
	Earnings £m	**Weighted average number of shares m**	**Per share amount pence**	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**157.3**	**342.8**	**45.9**	140.8	342.1	41.2
Effect of dilutive options	**-**	**1.5**	**(0.2)**	-	1.5	(0.2)
Diluted earnings per share	**157.3**	**344.3**	**45.7**	140.8	343.6	41.0
Adjusted earnings per share						
Basic earnings per share	**157.3**	**342.8**	**45.9**	140.8	342.1	41.2
Effect of:						
Exceptional profit on disposal of business	**(8.0)**	**-**	**(2.3)**	-	-	-
Exceptional contract costs	**25.0**	**-**	**7.3**	-	-	-
Exceptional restructuring costs	**-**	**-**	**-**	15.5	-	4.5
Deferred tax	**42.3**	**-**	**12.3**	52.4	-	15.3
Adjusted basic earnings per share before exceptional items and deferred tax	**216.6**	**342.8**	**63.2**	208.7	342.1	61.0
Diluted earnings per share	**157.3**	**344.3**	**45.7**	140.8	343.6	41.0
Effect of:						
Exceptional profit on disposal of business	**(8.0)**	**-**	**(2.3)**	-	-	-
Exceptional contract costs	**25.0**	**-**	**7.2**	-	-	-
Exceptional restructuring costs	**-**	**-**	**-**	15.5	-	4.5
Deferred tax	**42.3**	**-**	**12.3**	52.4	-	15.2
Adjusted diluted earnings per share before exceptional items and deferred tax	**216.6**	**344.3**	**62.9**	208.7	343.6	60.7

7 Analysis of net debt

	2002 £m	2001 £m
Cash at bank and in hand	**28.9**	35.0
Short-term deposits	**19.1**	81.0
Overdrafts	**(31.2)**	(30.0)
Debt due within one year	**(443.6)**	(785.7)
Debt due after one year	**(1,521.3)**	(1,248.7)
Finance leases due within one year	**(4.7)**	(3.4)
Finance leases due after one year	**(458.9)**	(458.7)
Net debt	**(2,411.7)**	(2,410.5)

8 Reconciliation of operating profit to operating cash flows

	2002 £m	2001 £m
Operating profit	**357.4**	358.5
Depreciation charge	**281.4**	267.4
Amortisation of goodwill	**26.5**	17.4
Profit on sale of tangible fixed assets	**(2.0)**	(0.3)
Deferred income received	**3.2**	1.0
Deferred income written back	**(3.4)**	(2.9)
Provisions for liabilities and charges	**40.2**	12.2
Utilisation of provisions for liabilities and charges	**(31.4)**	(49.5)
Movement in working capital	**(6.4)**	14.0
Net cash inflow from operating activities	**665.5**	617.8

9 Pensions

FRS17 is a new accounting standard for pensions. Full adoption is not required in respect of the Severn Trent group until the year ending 31 March 2004. In the interim, certain additional disclosures are required under the transitional provisions of FRS17, which will be provided in the group's full financial statements to 31 March 2002.

The new standard requires that the group's pension fund assets are valued at market values at each year-end. On an FRS17 basis, the group's final salary pension schemes in total have a net surplus of £30 million as at 31 March 2002 (before £12 million of surplus deemed irrecoverable and before deferred tax).

During the year, the group completed the formal triennial valuation (as at 31 March 2001) of the Severn Trent Water Pension Scheme ('STWPS') the group's main pension scheme; the scheme assets were £794 million with funding at 107%. As a result of this valuation, the SSAP24 charge for the STWPS is reduced from 11.7% of pensionable salaries to 10.9%. As the impact of this change is not material, the reduced charge has effectively been made from 1 April 2002.

10 Annual Report

The 2002 Annual Report will be sent to shareholders in late June. Copies may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

11 Annual General Meeting

The Annual General Meeting will be held at the Royal Centre, Nottingham, on 26 July 2002 at 2.30pm.

12 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to, changes in the regulatory framework in which Severn Trent operates; the impact of legal or other proceedings against Severn Trent or other companies in the environmental services industry; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any member of the Severn Trent group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.


SE
TR
ENVIRONME

Press Releases – 30/09/02

Severn Trent Pre-Close Period Trading Statement

Severn Trent is starting its usual analysts meetings ahead of the close period prior to the announcement of results for the half-year ending 30 September 2002. In these meetings the following trading update for the five months ended 31 August 2002 will be provided (see footnotes below).

The Board considers that, overall, the Group's performance has been satisfactory.

Severn Trent Water has continued to outperform its regulatory targets. By the end of AMP3, Severn Trent Water is aiming to achieve gross operating cost efficiencies of around £75 million per annum, although, as has been previously described, there are offsetting cost pressures. Severn Trent Water's expected capital expenditure in 2002/03 remains of the order of £430 million; for completed capital schemes in AMP3 to date, average capex efficiencies of around 7% have been achieved against the OFWAT targets. In the light of cost pressures, an application has been made to OFWAT for an Interim Determination of K (an "IDOK"). If the IDOK application is approved by OFWAT this would improve revenues in 2003/04.

Overall, conditions in the UK waste market are being impacted by the economic climate. For Biffa in the UK, collection turnover was broadly flat year-on-year; while there has been some reduction in industrial/commercial volumes, municipal contracts and pre-treatment activities have performed well. Landfill PBITA in the UK was down year-on-year, reflecting the absence of any profit from foot-and-mouth in 2002/03. PBITA for Biffa in Belgium was up year-on-year.

Services' total PBITA, including the impact of exchange rates, was down year-on-year. Analytical services has performed well, while operating services' performance has been mixed. Water purification's performance has reflected its difficult market but actions have been taken to reduce costs.

Severn Trent's dividend policy for the period up to 31 March 2005 remains as set out in its Annual Report and Accounts 2002.

The Group's results for the half-year ending 30 September 2002 will be announced on 11 December 2002.

Footnotes:

1. All year-on-year comparisons in this trading statement are for the five months ended 31 August 2002 as compared to the five months ended 31 August 2001 and are based on the Group's unaudited management accounts for the five months ended 31 August 2002.

2. PBITA is profit before goodwill amortisation, interest, tax and exceptional items.

3. The interim dividend will be paid on 7 April 2003 based on a record date of 20 December 2002. The ex-dividend date will be 18 December 2002.

4. This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Enquiries:

Alan Perelman Group Finance Director	Severn Trent	0121 722 4176 *
Peter Gavan Director of Corporate Affairs	Severn Trent	020 7404 5959
Julian Wais Head of Investor Relations	Severn Trent	0121 722 4295 *
Simon Holberton and Catherine Bertwhistle	Brunswick Group	020 7404 5959

* Enquiries 7.00am-9.30am on Monday 30 September 2002:
c/o Brunswick: 020 7404 5959


BACK TO TOP

Press Releases 13/11/02

Leicester Council set to award 25-year waste contract

The Company that will manage the collection, recycling and disposal of Leicester's waste for the next 25 years has been named by the city council.

Biffa Waste Services has been selected as the council's preferred bidder for the £300 million contract, following a procurement process that lasted 18 months and attracted bids from seven major waste management companies.

The company will now progress plans for a £30 million waste reception/recycling and composting centre – supported by the Government's Private Finance Initiative (PFI) – and will begin its preparations for taking over the city's waste management contracts.

"Biffa's bid demonstrated to the city council that they had the technical expertise, as well as the creative and cost-effective solutions needed to help the city achieve its recycling targets," said cabinet member responsible for the environment, Cllr Nigel Holden.

"The contract – worth around £300 million – represents the biggest single contract ever awarded by the city council, so it was vital that the selection process was stringent. I am pleased to say that we have found a partner who shares our objectives, and who will provide the city with a truly integrated waste management service over the next 25 years."

Biffa's managing director, Martin Bettington, said: "We are delighted to have this opportunity to work in partnership with the city council in Leicester on this exciting project. Our aim is to deliver a quality service based on the highest levels of customer care and environmental leadership to the people of Leicester"

Biffa's proposals for managing the city's waste include:

- a weekly wheeled-bin collection
- a weekly collection of glass, plastics and paper
- a new reception and recycling centre at Bursom Industrial Estate in Leicester, where steel and aluminium would be extracted from other waste.
- a purpose-built anaerobic digester for composting the city's organic waste at Severn Trent Water's facility at Wanlip in Leicestershire
- use of landfill sites at Welford and Wilnecote for all the waste that can't be recycled.

The company will also be responsible for managing the city's bottle, paper and textile banks, and the two community recycling centres at Bridge Road and Islington Street. It will also promote waste minimisation and recycling through city-wide public awareness campaigns.

Over the next 25 years, the Government will provide £30 million in PFI credits to the city council to cover its capital costs. Biffa will develop the facilities it needs to deliver the contract at its own expense – and in exchange, the council will pay Biffa an annual fee, representing an element of the capital costs and an element of the service costs. At the end of the 25-year contract, the infrastructure will be owned by the city council. "This PFI-backed project will give fresh impetus to Leicester's drive towards sustainability," said city council leader Ross Willmott. "By collecting glass from people's homes, by composting the city's organic waste, and by continuing to recycle paper, plastics, steel and aluminium, we aim to recycle 40% of the city's waste by 2005. And that would put

Leicester at the top of the recycling league."

Biffa will take over the collection of the city's waste in 2004, although it will be 2005 before the new facilities are expected to be fully operational.

Note to editors:

For further information, please contact Madeleine Redway at Leicester City Council Press Office on 0116 252 6080 or John Dresser at Biffa on 020 8540 5045


BACK TO TOP

11 December 2002

Interim Results for the six months to 30 September 2002

SOLID PERFORMANCE FROM SEVERN TRENT WATER

LEADERSHIP POSITIONS IN WASTE AND ANALYTICAL SERVICES

Financial and operating highlights

Group

Profit after interest, before goodwill amortisation, exceptional items and tax up 1.2% to £131.8m (£130.2m), but boosted by rephasing
Turnover up 1.0% to £906.0m (£896.7m)
PBITA before exceptional items down 0.3% to £210.0m (£210.6m)
Adjusted EPS down 6.2% to 30.3p (32.3p)
Half year dividend 17.34p (17.34p)
Dividend policy enhanced
First half reduction in net debt of £32m
Net debt £2,380m (£2,329m); interest costs lower

Severn Trent Water

Turnover up 2.2% to £456.8m (£447.0m)
PBIT up 1.3% to £171.4m (£169.2m)
Continued Opex and Capex outperformance, though cost pressures continuing
New eco-tariffs and billing changes have "brought forward" £4m of turnover and profit from the second half to the first half - no impact on full year profits
£169m invested; AMP3 regulatory outputs on track

Biffa

Turnover up 2.1% to £257.6m (£252.4m)
PBITA down 3.6% to £34.4m (£35.7m), but no profit contribution from foot-and-mouth in 2002/03
Solid performance in difficult UK market conditions; well positioned to capitalise on market developments
Biffa is UK's largest supplier of integrated waste management services

Services

Turnover up 0.8% to £190.7m (£189.1m)
PBITA before exceptional items down 13.3% to £15.7m (£18.1m) given the continuing weak economic environment
Exceptional charge of £41.4m for impairment
Analytical services performed well with organic PBITA growth of approximately 5%; cost reductions implemented in water purification and operating services
Market leader in analytical services in US and UK

David Arculus, Chairman, Severn Trent Plc, said:

"The Board considers that the Group's overall performance for the first half year is broadly consistent with market expectations for the Group's 2002/03 full year profit after interest but before goodwill amortisation, exceptional items and tax."

"From the year 1999/2000 the Board established a base full year dividend of 45.0p. The Board has now decided to enhance its dividend policy to the effect that it is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 45.9p (this being the full year dividend for 2001/02)."

"The Board has declared a half year dividend of 17.34p per share."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"I am pleased to report satisfactory performance overall across the Group, with profit after interest but before goodwill amortisation, exceptional items and tax ahead by 1.2% compared to the first half of last year."

"Our three principal businesses have all done well given difficult market conditions. Severn Trent Water has once again out-performed its regulatory targets, although this was offset by ongoing cost pressures. Biffa in the UK, and Severn Trent Laboratories in both the US and the UK, have consolidated their leadership positions and competitively are in robust shape."

"The initial stages of the next water pricing review are now underway and are starting in a more constructive and positive atmosphere than previously. It is important that the process is managed in an open and transparent manner, that all parties recognise the need to maintain the quality of the water and sewerage infrastructure and that the industry can provide an adequate return to investors."

"Severn Trent Water is expected to continue to outperform its regulatory targets for gross operating cost efficiencies, but offsetting cost pressures will also continue. While the markets for Biffa and Services are expected to remain difficult into the second half of the financial year, the strength of their market positions in waste in the UK and analytical services in both the US and the UK should provide platforms for future growth when the economic climate improves."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Perelman Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Julian Wais	Severn Trent Plc	020 7404 5959 (on the day)

Head of Investor Relations		0121 722 4295
Simon Holberton or Mike Smith	Brunswick Group Ltd	020 7404 5959

Chairman's statement

Overall, the Group's performance has been satisfactory. While boosted by the rephasing of turnover and profit in Severn Trent Water, the Group's profit after interest but before goodwill amortisation, exceptional items and tax increased by 1.2% to £131.8m. Severn Trent Water has continued to outperform its regulatory targets for gross operating cost efficiencies although there have been offsetting cost pressures. Severn Trent Water's profit before interest and tax at £171.4m was 1.3% above the prior half year; this is a commendable performance in a half year where prices have been broadly unchanged. Biffa has delivered a solid performance, however its results reflect a weaker UK waste market and the absence of any profit from foot-and-mouth in 2002/03. Although Services has continued to be impacted by the difficult economic environment, analytical services performed well with organic PBITA growth of approximately 5%. There is an exceptional charge of £41.4m in the half year, representing a write down for impairment in the net book value of some businesses within Services.

The Group's strategy continues to be to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business. Management aims to build on the Group's leadership positions of Biffa in the UK waste market and of analytical services in both the US and the UK, with Severn Trent Water continuing to outperform is regulatory targets.

Severn Trent is committed to achieving exacting environmental standards within its operations. This is both a pre-requisite for establishing the Group's credentials as a leading supplier of environmental services and a driver of shareholder value.

For the second year running Severn Trent was named as the leading utility in the Dow Jones Sustainability Index which rates companies' social and environmental activity alongside their economic performance.

Group Results

Group turnover was £906.0m, an increase of 1.0%. Turnover from water and sewerage increased by £9.8m to £456.8m, while in the non-regulated businesses turnover increased by £4.5m to £493.6m.

Group profit before goodwill amortisation, interest, exceptional items and tax was down by 0.3% to £210.0m.

The contribution to the Group from the non-regulated businesses was 51.9% (52.2%) of turnover and 22.4% (22.3%) of profit before goodwill amortisation, interest, exceptional items and tax.

After interest charges of £78.2m (£80.4m), Group profit before goodwill amortisation, exceptional items and tax was £131.8m, an increase of 1.2%.

Goodwill amortisation was £13.3m (£12.4m). Group profit after goodwill amortisation and interest but before exceptional items and tax was £118.5m (£117.8m).

There was an exceptional charge of £41.4m, representing a write down for impairment in the net book value of businesses within Services (previous half year net exceptional charge of £13.5m). The charge for impairment has no impact on cash flows. The charge for current tax was £14.2m (£7.1m), an effective rate of 12.0% (6.0%) on profit after goodwill amortisation and interest but before exceptional items and tax. The deferred tax charge was £28.8m (£34.1m).

Basic earnings per share were 9.8p (18.4p). Adjusted basic earnings per share (before exceptional items and deferred tax) were 30.3p (32.3p).

In the half year, net debt was reduced by £32m. Net debt at 30 September 2002 was £2,380 m (£2,329m). Gearing, reflecting the provision for deferred tax, was 106%. The Group's net interest charge was covered 4.5 times (4.4 times) by profit before depreciation, goodwill amortisation, interest, tax and exceptional items.

Dividend

From the year 1999/2000 the Board established a base full year dividend of 45.0p. The Board has decided to enhance its dividend policy to the effect that it is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 45.9p (this being the full year dividend for 2001/02).

The Board has declared a half year dividend of 17.34p per share (17.34p) to be paid on 7 April 2003.

Operational Review

In this Operational Review, PBITA is profit before goodwill amortisation, interest, exceptional items and tax and sales margins are based on PBITA.

Water and sewerage

Turnover from water and sewerage increased by 2.2% to £456.8m. Profit before interest and tax was up by 1.3% to £171.4m. This is a commendable performance in a half year where prices were broadly flat given the low RPI (0.9%) and the "K" of minus one percent.

The introduction this year of new eco-tariffs combined with billing changes, has resulted in approximately £4m of Severn Trent Water's turnover and profit being "brought forward" from the second half to the first half. The structure of the new eco-tariffs result in large industrial and commercial customers being charged higher amounts for summer consumption but compensating lower charges apply in winter. Thus, the impact of these changes should reverse in the second half and hence not affect turnover or profit for the full year. These changes have unduly flattered the comparison of turnover and profit for the first half of 2002/03 with the first half of 2001/02.

Direct operating costs (excluding corporate management charges) of Severn Trent Water were £171.3m, a reduction in real terms of £2.0m, or 1.2%. Excluding the impact of inflation, gross operating cost efficiencies in the first half of 2002/03 amounted to £8.4m, a reduction in operating costs of 4.9% compared to the previous half year. However, these efficiencies were offset by cost pressures of £6.4m.

The programme for reducing costs in Severn Trent Water has continued to make good progress. Since the beginning of AMP3, gross operating cost efficiencies have amounted to £55m, offset by cost pressures amounting to £42m. The £55m of gross operating cost efficiencies is £15m ahead of the OFWAT target. By the end of AMP3, gross operating efficiencies are expected to amount to around £75m although there will be offsetting cost pressures.

Severn Trent Water also continued to deliver efficiencies against the approximate £2 billion investment programme for the five-year period 2000/01 to 2004/05. For completed capital schemes in AMP3 to date, average capex efficiencies of around 7% have been achieved against the OFWAT targets. In the half year, £169m was invested; the full year amount is expected to be approximately £420m. The delivery of the AMP3 regulatory outputs is on track.

This year's investment programme mainly consists of a large number of small schemes and includes the completion of a programme to install cryptosporidium treatment at many water treatment works. The company has also started several schemes, for example in Stoke and Birmingham, which will improve urban drainage and reduce water pollution.

In light of cost pressures, an application has been made to OFWAT for an Interim Determination of K (an "IDOK"). Since the draft determination, which proposed not to increase pricing, was published in November, Severn Trent has continued to press its case with OFWAT. OFWAT is expected to announce its final determination of the IDOK application shortly.

The processes leading to the AMP4 pricing review have now commenced. It is important that these processes are conducted in an open and transparent manner, recognise the need to maintain the quality of the water and sewerage infrastructure and provide an adequate return to investors. Climate change makes the management of water resources a key topic for AMP4. The water and sewerage systems need further significant investment to cope with the increased variability in both supply and demand that are expected to occur.

OFWAT has recently published its initial consultative framework document on AMP4. Severn Trent welcomes the confirmation in this document that the notice period for its licence has now been extended to 25 years.

Severn Trent Utility Services has been awarded preferred bidder status to form a joint venture with Solihull Metropolitan Borough Council as a vehicle for the delivery of various council services.

Waste management

Waste management's turnover increased by 2.1% to £257.6m. However, PBITA reduced by 3.6% to £34.4m, reflecting the absence of any profit from foot-and-mouth in 2002/03. Biffa continues to deliver good overall sales margins of 13.4% (14.1%), reflecting the synergies that have been secured from the successful acquisition and integration of UK Waste.

Biffa has delivered a solid performance in difficult market conditions. The UK waste market has been impacted by the economic environment, particularly in the industrial/commercial sector which is the largest segment of the waste market. This impact is felt across all of Biffa's UK divisions. Biffa's activities in the other market segments of municipal, pre-treatment and electricity generation have performed well.

Biffa is the largest supplier of integrated waste management services in the UK. Its position as an integrated supplier – with collection, landfill and special waste capabilities – offers a competitive advantage in terms of helping industrial/commercial customers meet their legislative targets and helping municipal authorities with the implications of the Government's waste strategy. As part of this strategy, Biffa is expanding its pre-treatment capabilities within the collection division to be able to pre-sort and segregate industrial and commercial waste streams.

In addition, Biffa is targeting an increasing number of tenders for integrated municipal waste services, as local authorities seek to meet the demands placed upon them by the introduction of the Landfill Directive. In this context, Biffa's experience and demonstrated success on the Isle of Wight has proved valuable. Biffa has recently been chosen as the preferred bidder for the Leicester City Council contract. This is a twenty five year contract which is expected to commence in 2004.

Turnover for Biffa in the UK increased by 0.4% to £231.5m.

Collection turnover in the UK increased to £134.9m (£132.4m). Although there has been some reduction in industrial/commercial volumes, municipal contracts and pre-treatment activities have performed well. Industrial/commercial volumes within collection were down by around 3% while sales margins fell slightly from 16.8% to 16.5%. The collection division contributed a PBITA of £22.3m (£22.3m).

During the first half, collection implemented a major IT project which uses mobile phone and web technology to both improve fleet efficiency and deliver enhanced customer service.

Landfill turnover in the UK fell by 5.3% to £74.4m. Landfill volumes reduced by around 7%, with lower industrial/commercial volumes being a significant contributor to this reduction. Excluding closed sites, landfill volumes were down by approximately 3%. Average unit revenues (excluding the impact of foot-and-mouth) were up by around 2%. PBITA from the landfill division was £15.0m (£17.1m). Sales margins of 20.2% were down on last year (21.8%).

Biffa has been successful in obtaining planning consents for approximately 8m cubic metres of void space on four existing landfill sites. In addition, Biffa opened a new

landfill site at Skelton Grange near Leeds (the first Biffa site under the new IPPC regulations) to replace Howley Park, which was closed.

The special waste division in the UK, which includes the important power generation activity, delivered a 13.3% increase in turnover to £22.2m and contributed PBITA of £2.4m (£3.0m). The sales margins have reduced to 10.8% (15.3%) reflecting the very competitive state of the special waste market. In particular, this is a result of the cost pressures in the manufacturing sector which is the main customer for special waste services. Biffa currently has interests in approximately 77MW of electricity generation in the UK (including from Biffa sites leased to third parties).

Special waste has developed a range of treatment solutions for hazardous waste streams, and is seeking to expand these ahead of the 2004 deadline requiring hazardous waste streams to be pre-treated before final disposal in a landfill site.

In Belgium, turnover increased by 19.7% to £26.1m. The improving trends noted in the second half of 2001/02 have continued into the current year. Biffa Belgium increased its PBITA to £1.3m (£0.3m).

Services

Services' turnover increased by 0.8% to £190.7m. PBITA fell by 13.3% to £15.7m. In addition, there was an exceptional charge of £41.4m, representing a write down for impairment in the net book value of water purification and operating services (principally in pipeline services). The charge for impairment has no impact on cash flows. Excluding the impact of exchange rates, services turnover increased by 5.1% and PBITA fell by 11.6%.

The USA is both the division's base and its largest market; some 83% of services' turnover arose in the USA. Overall, services' PBITA in 2002/03 continued to be adversely affected by the continuing weak economic environment.

After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into services' results, the sales margin reduced to 5.7% (7.3%).

Analytical services, the largest business, performed well, with turnover increasing by 3.7% to £88.6m; turnover in the USA grew by 4.6% excluding the impact of exchange rates. The business has responded well to a challenging market, seeking new areas to counter softness in traditional sectors and representation in new geographic territories. In addition, new areas of work have been secured at higher margins. The business has delivered organic PBITA growth of approximately 5%. Analytical services is the market leader in both the USA and the UK.

Water purification's turnover decreased by 9.2% to £39.3m, and its PBITA performance reflected its difficult market place. The water purification business is a market leader in the USA in disinfection services where the market has been relatively better than in filtration. In the half year, disinfection turnover arising in the USA was up by approximately 10% (measured in US$).

Turnover in operating services increased by 4.0% to £62.8m. Performance was mixed, with contract operations proving, as would be expected, to be more resilient to the economic conditions than pipeline services. Contract operations delivered organic turnover growth of around 9%. Operating services also includes the results of Severn Trent Water International and Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders. Associated undertakings contributed £4.8m (£4.3m) of PBITA to the results of operating services.

Although market conditions have been difficult, the overall performance of water purification and pipeline services has not been satisfactory. Cost reductions have been implemented but it is important that further improvements are made. The aim must be to deliver value for Severn Trent shareholders.

Systems

Total turnover for systems reduced to £28.5m (£31.6m). The systems business generated PBITA of £0.5m (loss of £5.0m).

As previously described, Severn Trent Systems has experienced problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. £25.0m was recognised as an exceptional charge in the full year 2001/02 to cover the anticipated total costs of completing these loss-making contracts. Significant progress has been made in resolving these problems, but discussions are continuing.

Property, Engineering Consultancy and Insurance

Total turnover from these businesses in the year was £16.8m (£16.0m) generating a loss before interest and tax of £1.1m (loss of £0.1m).

Severn Trent Property's two largest developments are the Daventry International Rail Freight Terminal and the Thorpe Park business park near Leeds. Charles Haswell & Partners is an engineering design consultancy. Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent Group companies.

Supplementary Information

For supplementary information, including the Group's presentation to analysts, see the Severn Trent web site at www.severntrent.com.

Outlook

Severn Trent Water is expected to continue to outperform its regulatory targets for gross operating cost efficiencies, but offsetting cost pressures will also continue. While the markets for Biffa and Services are expected to remain difficult into the second half of the financial year, the strength of their market positions in waste in the UK and analytical services in both the US and the UK should provide platforms for future growth when the economic climate improves.

The Board considers that the Group's overall performance for the first half year is broadly consistent with market expectations for the Group's 2002/03 full year profit after interest but before goodwill amortisation, exceptional items and tax.

David Arculus
Chairman

Group profit and loss account
Six months ended 30 September 2002

	Notes	**Unaudited 6 months to 30 Sept 2002 £m**	Unaudited 6 months to 30 Sept 2001 £m	Audited Year ended 31 Mar 2002 £m
Turnover: group and share of joint ventures		**908.1**	899.1	1,799.1
Less: share of joint ventures' turnover		**(2.1)**	(2.4)	(4.8)
Turnover	2	**906.0**	896.7	1,794.3
Operating costs before goodwill amortisation and exceptional costs		**(701.1)**	(690.9)	(1,385.4)
Goodwill amortisation		**(13.3)**	(12.4)	(26.5)
Exceptional impairment of fixed assets	3	**(41.4)**	-	-
Exceptional contract costs	3	**-**	(21.5)	(25.0)
Total operating costs		**(755.8)**	(724.8)	(1,436.9)
Operating profit		**150.2**	171.9	357.4
Share of operating profit of joint ventures and associates		**5.1**	4.8	9.9
Exceptional profit on disposal of business	3	**-**	8.0	8.0
Profit before interest, goodwill amortisation and exceptional items	2	**210.0**	210.6	418.8
Goodwill amortisation	2	**(13.3)**	(12.4)	(26.5)
Profit before interest and exceptional items	2	**196.7**	198.2	392.3
Exceptional costs	2	**(41.4)**	(21.5)	(25.0)
Exceptional profits	2	**-**	8.0	8.0
Profit before interest	2	**155.3**	184.7	375.3
Net interest payable		**(78.2)**	(80.4)	(159.0)
Profit after interest before goodwill amortisation and exceptional items		**131.8**	130.2	259.8
Goodwill amortisation		**(13.3)**	(12.4)	(26.5)
Profit after interest before exceptional items		**118.5**	117.8	233.3
Exceptional items	2	**(41.4)**	(13.5)	(17.0)
Profit on ordinary activities before taxation		**77.1**	104.3	216.3
Taxation on profit on ordinary activities				
- current tax	4	**(14.2)**	(7.1)	(16.1)
- deferred tax	4	**(28.8)**	(34.1)	(42.3)
Total taxation	4	**(43.0)**	(41.2)	(58.4)
Profit on ordinary activities after taxation		**34.1**	63.1	157.9
Equity minority interests		**(0.3)**	(0.1)	(0.6)
Profit for the financial period		**33.8**	63.0	157.3
Dividends	6	**(59.6)**	(59.5)	(157.6)
Retained (loss)/profit		**(25.8)**	3.5	(0.3)
Earnings per share (pence)				
Basic	5	**9.8**	18.4	45.9
Diluted	5	**9.8**	18.3	45.7
Adjusted basic before exceptional items and deferred tax	5	**30.3**	32.3	63.2
Adjusted diluted before exceptional items and deferred tax	5	**30.2**	32.1	62.9

There is no difference between the profit on ordinary activities before taxation and the retained profit/loss for the financial periods stated above, and their historical cost equivalent. All items dealt with in arriving at operating profit relate to continuing activities.

Group balance sheet
At 30 September 2002

	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2001 £m	Audited 31 Mar 2002 £m
Fixed assets			
Intangible assets - goodwill	**416.7**	450.8	474.8
Tangible assets	**4,918.3**	4,815.7	4,891.8
Investments in joint ventures:			
Share of gross assets	**4.5**	7.1	6.0
Share of gross liabilities	**(3.7)**	(5.4)	(4.6)
Loans to joint ventures	**4.2**	2.7	4.7
	5.0	4.4	6.1
Investments in associates	**17.1**	17.8	17.3
Other investments	**5.6**	3.7	5.7
Total Investments	**27.7**	25.9	29.1
	5,362.7	5,292.4	5,395.7
Current assets			
Stocks	**101.9**	97.3	97.2
Debtors	**420.4**	427.0	390.5
Short-term deposits	**42.2**	73.7	19.1
Cash at bank and in hand	**36.7**	13.1	28.9
	601.2	611.1	535.7
Creditors: amounts falling due within one year	**(1,213.8)**	(1,106.5)	(1,112.8)
Net current liabilities	**(612.6)**	(495.4)	(577.1)
Total assets less current liabilities	**4,750.1**	4,797.0	4,818.6
Creditors: amounts falling due after more than one year	**(1,995.4)**	(2,038.5)	(2,042.8)
Provisions for liabilities and charges	**(502.3)**	(466.3)	(480.4)
Net assets	**2,252.4**	2,292.2	2,295.4
Capital and reserves			
Called up share capital	**224.4**	224.0	224.0
Share premium account	**28.3**	24.1	24.4
Capital redemption reserve	**156.1**	156.1	156.1
Profit and loss account	**1,841.8**	1,886.7	1,889.5
Total equity shareholders' funds	**2,250.6**	2,290.9	2,294.0
Minority shareholders' interest (equity)	**1.8**	1.3	1.4
	2,252.4	2,292.2	2,295.4

Group cash flow statement
Six months ended 30 September 2002

	Notes	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2002 £m	Unaudited 30 Sept 2001 £m	Unaudited 30 Sept 2001 £m	Audited 31 Mar 2002 £m	Audited 31 Mar 2002 £m
Net cash inflow from operating activities	9		**374.3**		347.6		665.5
Dividends received from associates and joint ventures			**1.4**		1.2		1.2
Returns on investments and servicing of finance			**(77.0)**		(70.7)		(144.9)
Taxation			**(4.9)**		(6.8)		(6.7)
Capital expenditure and financial investment			**(204.3)**		(159.5)		(352.1)
Acquisitions and disposals			**(9.8)**		17.0		-
Equity dividends paid			**(59.4)**		(58.2)		(154.1)
Net cash inflow before use of liquid resources and financing			**20.3**		70.6		8.9
Management of liquid resources			**(23.0)**		7.3		62.0
Financing							
Increase/(decrease) in debt		**5.2**		(107.1)		(81.5)	
Issue of shares		**3.0**		3.4		3.4	
			8.2		(103.7)		(78.1)
Increase/(decrease) in cash			**5.5**		(25.8)		(7.2)

Reconciliation of net cash flow to movement in net debt	Notes	**Unaudited 30 Sept 2002 £m**	Unaudited 30 Sept 2001 £m	Audited 31 Mar 2002 £m
Increase/(decrease) in cash (as above)		**5.5**	(25.8)	(7.2)
Cash flow from movement in net debt and financing		**(5.2)**	107.1	81.5
Cash flow from movement in liquid resources		**23.0**	(7.3)	(62.0)
Change in net debt resulting from cash flows		**23.3**	74.0	12.3
Net debt assumed with acquisitions		**-**	-	(8.7)
Movement in rolled up interest on finance leases		**0.8**	7.4	(2.2)
Currency translation differences		**5.1**	0.3	(0.7)
Other non cash items		**2.4**	(0.5)	(1.9)
Decrease/(increase) in net debt		**31.6**	81.2	(1.2)
Opening net debt		**(2,411.7)**	(2,410.5)	(2,410.5)
Closing net debt	8	**(2,380.1)**	(2,329.3)	(2,411.7)

Statement of total recognised gains and losses
Six months ended 30 September 2002

	Unaudited 30 Sept 2002	Unaudited 30 Sept 2001	Audited 31 March 2002
	£m	£m	£m
Profit for the financial period			
- group	**32.7**	62.0	155.7
- joint ventures	**0.2**	0.4	0.6
- associates	**0.9**	0.6	1.0
Total profit for the financial period	**33.8**	63.0	157.3
Currency translation differences	**(20.6)**	(9.0)	(1.4)
Goodwill written off to reserves on pre April 1998 acquisition (earn-out consideration)	**-**	-	(0.7)
Goodwill charged to profit on disposal, previously written off to reserves pre April 1998	**-**	3.1	3.1
Total recognised gains and losses for the period	**13.2**	57.1	158.3

Reconciliation of movements in shareholders' funds
Six months ended 30 September 2002

	Unaudited 30 Sept 2002	Unaudited 30 Sept 2001	Audited 31 Mar 2002
	£m	£m	£m
Profit for the financial period	**33.8**	63.0	157.3
Dividends	**(59.6)**	(59.5)	(157.6)
	(25.8)	3.5	(0.3)
Other recognised gains and losses relating to the period	**(20.6)**	(5.9)	1.0
Shares issued	**3.0**	3.4	3.4
Net (reduction in)/addition to shareholders' funds	**(43.4)**	1.0	4.1
Opening shareholders' funds	**2,294.0**	2,289.9	2,289.9
Closing shareholders' funds	**2,250.6**	2,290.9	2,294.0

Notes

1 Basis of preparation

The unaudited interim results for the six months ended 30 September 2002 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2002, as set out in the financial statements of the group.

The comparative figures for the year ended 31 March 2002 and other financial information contained therein do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2002, incorporating an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other-principally USA and Europe		Group	
Six months ended 30 September	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Group turnover						
Water and sewerage	**456.8**	447.0	**-**	-	**456.8**	447.0
Waste management	**231.5**	230.6	**26.1**	21.8	**257.6**	252.4
Services	**25.9**	20.8	**164.8**	168.3	**190.7**	189.1
Systems	**24.9**	26.9	**3.6**	4.7	**28.5**	31.6
Property, Engineering consultancy and Insurance	**16.8**	16.0	**-**	-	**16.8**	16.0
Inter segment trading	**(44.2)**	(39.4)	**(0.2)**	-	**(44.4)**	(39.4)
	711.7	701.9	**194.3**	194.8	**906.0**	896.7
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**171.4**	169.2	**-**	-	**171.4**	169.2
Waste management	**33.1**	35.4	**1.3**	0.3	**34.4**	35.7
Services	**1.3**	0.1	**14.4**	18.0	**15.7**	18.1
Systems	**0.8**	1.4	**(0.3)**	(6.4)	**0.5**	(5.0)
Property, Engineering consultancy and Insurance	**(1.1)**	(0.1)	**-**	-	**(1.1)**	(0.1)
Unrealised profit on inter segment trading	**(1.3)**	(1.0)	**-**	-	**(1.3)**	(1.0)
Corporate overheads	**(9.6)**	(6.3)	**-**	-	**(9.6)**	(6.3)
	194.6	198.7	**15.4**	11.9	**210.0**	210.6
Goodwill amortisation	**(8.6)**	(8.0)	**(4.7)**	(4.4)	**(13.3)**	(12.4)
Group profit before interest and exceptional items						
Water and sewerage	**171.4**	169.2	**-**	-	**171.4**	169.2
Waste management	**24.9**	27.7	**1.2**	0.3	**26.1**	28.0
Services	**0.9**	(0.2)	**9.8**	13.6	**10.7**	13.4
Systems	**0.8**	1.4	**(0.3)**	(6.4)	**0.5**	(5.0)
Property, Engineering consultancy and Insurance	**(1.1)**	(0.1)	**-**	-	**(1.1)**	(0.1)
Unrealised profit on inter segment trading	**(1.3)**	(1.0)	**-**	-	**(1.3)**	(1.0)
Corporate overheads	**(9.6)**	(6.3)	**-**	-	**(9.6)**	(6.3)
	186.0	190.7	**10.7**	7.5	**196.7**	198.2
Exceptional items						
Exceptional impairment of fixed assets - Services	**(3.1)**	-	**(38.3)**	-	**(41.4)**	-
Exceptional contract costs - Systems	**-**	-	**-**	(21.5)	**-**	(21.5)
Profit on disposal of business - Systems	**-**	-	**-**	8.0	**-**	8.0
	(3.1)	-	**(38.3)**	(13.5)	**(41.4)**	(13.5)
Group profit before interest						
Water and sewerage	**171.4**	169.2	**-**	-	**171.4**	169.2
Waste management	**24.9**	27.7	**1.2**	0.3	**26.1**	28.0
Services	**(2.2)**	(0.2)	**(28.5)**	13.6	**(30.7)**	13.4
Systems	**0.8**	1.4	**(0.3)**	(19.9)	**0.5**	(18.5)
Property, Engineering consultancy and Insurance	**(1.1)**	(0.1)	**-**	-	**(1.1)**	(0.1)
Unrealised profit on inter segment trading	**(1.3)**	(1.0)	**-**	-	**(1.3)**	(1.0)
Corporate overheads	**(9.6)**	(6.3)	**-**	-	**(9.6)**	(6.3)
	182.9	190.7	**(27.6)**	(6.0)	**155.3**	184.7

3 Exceptional Items

Exceptional costs in the half year to 30 September 2002 related to a £41.4m charge for the impairment of fixed assets in Severn Trent Services; the impairment was determined in accordance with FRS 11 "Impairment of fixed assets and goodwill". The impairment restates the relevant assets to value in use using a pre-tax discount rate of 10%. £37.8m of this impairment charge was a write down of goodwill, the remaining £3.6m was a write down of tangible fixed assets.

Exceptional items in the half year to 30 September 2001 were a net charge of £13.5m. This represented a £21.5m exceptional charge in respect of CIS-Open Vision contracts in the USA, offset by a £8.0m profit from the disposal of Stoner Associates. The full year exceptional charge in respect of these CIS-Open Vision contracts for the year ended 31 March 2002 was £25.0m (£3.5m charged in the second six month period).

4 Taxation

	Six months ended 30 Sept 2002 £m	Six months ended 30 Sept 2001 £m
Current tax		
UK corporation tax at 30%	**15.4**	7.8
UK corporation tax prior year	**(3.0)**	(2.4)
Double tax relief	**(0.4)**	(0.3)
Overseas tax	**1.5**	1.5
Share of tax charges of joint ventures and associates	**0.7**	0.5
	14.2	7.1
Deferred tax	**28.8**	34.1
	43.0	41.2

5 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the period.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The Directors consider that the adjusted figures provide a useful additional indication of performance.

	Six months ended 30 September 2002		
	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**33.8**	**343.2**	**9.8**
Effect of dilutive options	**-**	**1.4**	**-**
Diluted earnings per share	**33.8**	**344.6**	**9.8**
Adjusted earnings per share			
Basic earnings per share	**33.8**	**343.2**	**9.8**
Effect of:			
Exceptional impairment of fixed assets	**41.4**	**-**	**12.1**
Exceptional profit on disposal of business	**-**	**-**	**-**
Exceptional contract costs	**-**	**-**	**-**
Deferred tax	**28.8**	**-**	**8.4**
Adjusted basic earnings per share before exceptional items and deferred tax	**104.0**	**343.2**	**30.3**
Diluted earnings per share	**33.8**	**344.6**	**9.8**
Effect of:			
Exceptional impairment of fixed assets	**41.4**	**-**	**12.0**
Exceptional profit on disposal of business	**-**	**-**	**-**
Exceptional contract costs	**-**	**-**	**-**
Deferred tax	**28.8**	**-**	**8.4**
Adjusted diluted earnings per share before exceptional items and deferred tax	**104.0**	**344.6**	**30.2**

	Six months ended 30 September 2001		
	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	63.0	342.8	18.4
Effect of dilutive options	-	1.7	(0.1)
Diluted earnings per share	63.0	344.5	18.3
Adjusted earnings per share			
Basic earnings per share	63.0	342.8	18.4
Effect of:			
Exceptional impairment of fixed assets	-	-	-

Exceptional profit on disposal of business	(8.0)	-	(2.3)
Exceptional contract costs	21.5	-	6.3
Deferred tax	34.1	-	9.9
Adjusted basic earnings per share before exceptional items and deferred tax	110.6	342.8	32.3
Diluted earnings per share	63.0	344.5	18.3
Effect of:			
Exceptional impairment of fixed assets	-	-	-
Exceptional profit on disposal of business	(8.0)	-	(2.3)
Exceptional contract costs	21.5	-	6.2
Deferred tax	34.1	-	9.9
Adjusted diluted earnings per share before exceptional items and deferred tax	110.6	344.5	32.1

6 Interim Dividend

The Board has declared an interim dividend of 17.34p per ordinary share (2001: 17.34p) to be paid on 7 April 2003 to shareholders on the register at 20 December 2002. The shares will be traded 'ex-dividend' with effect from 18 December 2002.

The cost of the interim dividend amounts to £59.6m (2001: £59.5m).

7 Pensions

Given the significant fall in equity values, it is appropriate to provide an update to the position of the group's defined benefit pension schemes. On an FRS17 basis, as at 30 September 2002, the estimated overall net position of the group's defined benefit pension schemes is a deficit of approximately £220m, as compared to a net surplus of approximately £30m as at 31 March 2002, (in both cases before amounts deemed irrecoverable and deferred tax). As at 30 September 2002 the group's defined benefit pension schemes had total assets of approximately £760m of which around 68% was invested in equities.

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations, which were in surplus overall, to determine the pension charge in the group's accounts. The SSAP24 charge continues to be derived on this basis until the next formal actuarial valuation. Thus, notwithstanding the fall in equity values, this principle has been followed in determining the group's pension charge for 2002/03.

For further information on the group's pensions and retirement benefits, see the group's Annual Report and Accounts.

8 Analysis of net debt

	30 Sept 2002	30 Sept 2001	31 March 2002
	£m	£m	£m
Cash at bank and in hand	**36.7**	13.1	28.9
Short-term deposits	**42.2**	73.7	19.1
Overdrafts	**(28.5)**	(33.6)	(31.2)
Debt due within one year	**(502.9)**	(406.0)	(443.6)
Debt due after one year	**(1,467.5)**	(1,524.7)	(1,521.3)
Finance leases due within one year	**(4.4)**	(3.4)	(4.7)
Finance leases due after one year	**(455.7)**	(448.4)	(458.9)
Net debt	**(2,380.1)**	(2,329.3)	(2,411.7)

9 Reconciliation of operating profit to operating cash flows

	Six months ended 30 Sept 2002	Six months ended 30 Sept 2001
	£m	£m
Operating profit	**150.2**	171.9
Depreciation charge	**144.2**	141.5
Amortisation of goodwill	**13.3**	12.4
Exceptional impairment of fixed assets	**41.4**	-
Profit on sale of tangible fixed assets	**(1.5)**	(1.6)
Deferred income received	**-**	0.2
Deferred income written back	**(2.6)**	(2.0)
Provisions for liabilities and charges	**8.0**	23.2
Utilisation of provisions for liabilities and charges	**(16.3)**	(10.2)
Movement in working capital	**37.6**	12.2
Net cash inflow from operating activities	**374.3**	347.6

10 Interim Statement

The interim report and accounts were approved by the Board of Directors on 10 December 2002. Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

11 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business, and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable,

speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Independent review report to Severn Trent Plc

Introduction

We have been instructed by the company to review the interim financial information which comprises the group profit and loss account, the group balance sheet, the group cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. The report has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other

purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants
Birmingham
10 December 2002

(a) The maintenance and integrity of the Severn Trent Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

ENDS

Press Releases – 12/12/02

Ofwat allows cash boost to protect supplies

- Ofwat allows Midlands water price rise to protect supplies and tackle floods
- Impact on bills less than 1p a day for each of the next two years
- New canal drainage charges and bad debt also add to costs

Water regulator Ofwat has approved Midlands water supplier Severn Trent's appeal to raise prices for the next two years to meet new standards to protect water supplies, and to tackle increasing flooding from sewers.

The new price limits will mean average bills rising by less than one pence a day for each of the next two years.

"This means we'll be able to add more protection for water supplies and tackle more sewer flooding. But we will still keep Severn Trent Water's bill among the lowest in the country," said Brian Duckworth, Severn Trent Water's managing director.

Prices for water were set in 2000 for the period up to 2005 and saw Midlands water bills fall by an initial 14% before inflation, with prices held stable in real terms up to the end of that period.

Now bills will rise by just over 2% ahead of the rate of inflation for each of the next two years, adding around £3 a year to bills.

"Our customers had a significant price cut in the their water bills in 2000, and we're delighted we've been able to improve services still further at the same time. For around 56p a day currently, Midlands people enjoy tap water that's second to none in the UK, and rivers that are better than any time in living memory.

"But we are now faced by increasing demands to help householders hit by sewer flooding, and to add even more protection for water supplies by meeting new nitrate and cryptosporidium regulations, as well as adding to our security arrangements as requested by the government," explained Brian.

Other issues include meeting the costs of new drainage charges into canals and managing the impact of rising bad debts which has followed the 1999 ban on disconnecting customers who refuse to pay their bills.

"We made our case which Ofwat challenged. We've now been able to add clarity and weight to some of our arguments and the regulator has listened," stressed Brian.

The impact of new regulations on nitrates has not been accommodated within Ofwat's determination on Severn Trent Water's appeal.

"This is a complicated issue. We will be looking at the regulator's reason carefully over the next few weeks," said Brian.

"We did not go into this process lightly – this is the first time we have done so in more than a decade. These are real costs to the company but they add real benefits for

Midlands water customers.

"We must make sure we have the long term funding in place so we can continue to protect water supplies and develop our ability to tackle the impacts of climate change and flooding," explained Brian.

ends...

Note to editors:
1. Water prices are governed by the formula: RPI + K. RPI is inflation at a specified date every year, and K a company specific factor allowing an increase above, or below, the rate of inflation. For Severn Trent Water, the K factor for 2003-04 was 0%, and for 2004 – 05, 1%. These figures were set in 1999 during the last industry pricing review. Legislation allows companies to apply for an interim determination of K (IDOK) if there are significant new costs they face in advance of a subsequent review. The next pricing review for the industry will not take effect until 2005.
2. The new price limits will take effect from April 2003 setting new K figures for Severn Trent Water bills of 2.1% for 2003-04 and 2.2% for 2004-05.
3. Severn Trent Water faces increased charges for drainage into canals following a court ruling in favour of British Waterways Board earlier this year.
4. Severn Trent Water supplies water services to nearly three and a half million homes and businesses across the heart of the Midlands.

For further information:
Contact Steve Hodgson or Alister Foye in Marketing, External Communications on 0121-722 4422/4380, email steve.hodgson@severntrent.co.uk. Out of hours, please call our 24-hour operations centre on 0116 236 8942, through which a spokesperson can be contacted.


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Press Releases – 17/01/03

'Sustainability' Will be emerging issue for mutual fund investors in 2003

Portfolio 21 "Pick" Severn Trent - *Importance of New Consideration for Investors; Emphasis on Sustainability Provides a New Take on International Investing.*

The Portfolio 21 fund has outperformed both the MSCI World Equity Index and the S&P 500 for the past three years. Since September 30, 1999, the fund's average annual return is -10.19 percent, while the MSCI World Equity Index posted a -14.05 annual percent loss and the S&P 500 turned in an annual loss of -12.89 percent.

"Portfolio 21 started out on the leading edge of sustainable investing and I am pleased to say that our vision has been rewarded with above-average performance," said Carsten Henningsen, co-founder of Portfolio 21.

Portfolio 21 tracks companies worldwide to find innovative ideas about environmental sustainability that the fund believes will affect the companies' bottom lines.

Portfolio21 pick Severn Trent(London: SVT.L). As a water utility and waste management company based in the UK, Severn Trent is very aware of environmental issues and how they affect its business. The company has developed a number of Biodiversity Action Plans (with more to be completed) addressing biodiversity concerns in the watersheds within which it operates. The company is a progressive leader in its industry and supports financial instruments such as the U.K. Landfill Tax, designed to encourage waste minimization and recycling. Severn Trent provides special services to clients that are aiming to achieve zero waste. For landfills the company already manages, the company is increasing the amount of electricity generated from landfill gas. In the services portion of the company's business, Severn Trent offers water testing services as well as services and equipment that provide alternatives to gaseous chlorine use for water disinfection.

About Porfolio 21

Portfolio 21 is a no-load mutual fund for individuals and institutions committed to investing in a sustainable future. We believe that companies using sustainability principles as a core part of their business strategies are positioned to prosper in the future and can be more efficient and profitable today. Portfolio 21 concentrates on companies that have made a commitment to environmental sustainability and have demonstrated this commitment through their business strategies, practices and investments. Visit Portfolio 21 on the Web at http://www.Portfolio21.com.

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Stock Exchange Announcements – 31/03/03

Severn Trent
Pre-close Period Trading Statement, 31 March 2003

Severn Trent is starting its usual analysts meetings ahead of the close period prior to the announcement of results for the year ending 31 March 2003. In these meetings the following trading update for the 2002/03 financial year will be provided.

The Board considers that, overall, the Group's performance for 2002/03 is broadly in line with its expectations.

Severn Trent Water has continued to outperform its regulatory targets for gross operating cost efficiencies although, as has been previously described, there are offsetting cost pressures. For completed capital schemes in AMP3 to date, Severn Trent Water has achieved average capex efficiencies of around 7% against the OFWAT targets. In addition, Severn Trent Water has had a good year in terms of service and quality.

The results of the IDOK application last Autumn and the RPI figure for November 2002 mean that Severn Trent Water's regulated prices for the financial year 2003/04 will be increased on average by approximately 4.75%. However, in 2003/04 there will be continuing cost pressures and, reflecting the capital expenditure programme, increases in depreciation are expected.

Conditions in the UK waste market continue to be difficult. In particular, this is impacting industrial/commercial volumes in Biffa's three business sectors in the UK - collection, landfill and special waste. However, municipal contracts and pre-treatment activities within collection, electricity generation and Biffa Belgium have performed well. Biffa's PBITA (including Biffa Belgium) is expected to be down year-on-year by approximately 7% to 10%, or down by approximately 0% to 3% if the contribution from foot-and-mouth is excluded from last year.

Services' total PBITA, including the impact of exchange rates, is expected to be broadly similar year-on-year. Although Services has continued to be impacted by the difficult economic environment, laboratories has performed well and, reflecting management actions, water purification has improved its performance in the second half of the financial year.

The Group's results for the year ending 31 March 2003 will be announced on 10 June 2003.

Footnotes:

1. PBITA is profit before goodwill amortisation, interest, tax and exceptional items.
2. The final dividend, subject to approval by the shareholders at the Annual General Meeting, will be paid on 1 October 2003 based on a record date of 20 June 2003. The ex-dividend date will be 18 June 2003.
3. The Group's interim results for the half-year ending 30 September 2003 are expected to be announced on 9 December 2003.
4. There will be a presentation for analysts and investors on Biffa, led by Martin Bettington, at 4.00pm on Thursday 3 April 2003. This presentation will be available as a simultaneous telephone dial-in facility on 01296 480 100, quote access code C323 952, with the presentation slides being available on the Severn Trent website (www.severntrent.com). A playback facility will be available on the

Severn Trent website for 7 days following the presentation.

5. This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

   Forward-looking statements are sometimes but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

   There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

   All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Enquiries:

Alan Perelman
Group Finance Director
Severn Trent
0121 722 4176 *

Peter Gavan
Director of Corporate Affairs
Severn Trent
0121 722 4310 *

Julian Wais
Head of Investor Relations
Severn Trent
0121 722 4176 *

Simon Holberton and Tim Grey
Brunswick Group
020 7404 5959

* Enquiries 7.00am-9.30am on Monday 31 March 2003:
Alan Perelman/Julian Wais : 020 7233 3914
Peter Gavan : 020 7233 3917


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Offering Circular


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

SEVERN TRENT PLC

(incorporated with limited liability in England and Wales with registered number 2366619)

as an Issuer

SEVERN TRENT WATER UTILITIES FINANCE PLC

(incorporated with limited liability in England and Wales with registered number 2914860)

as an Issuer

€2,500,000,000

Euro Medium Term Note Programme

SEVERN TRENT WATER LIMITED

(incorporated with limited liability in England and Wales with registered number 2366686)

as Guarantor of Notes issued by Severn Trent Water Utilities Finance Plc

On 18 December 2000, Severn Trent Plc and Severn Trent Water Utilities Finance Plc (each an "Issuer" and together the "Issuers") established a Euro Medium Term Note Programme (the "Programme") and issued an offering circular on that date describing the Programme. This Offering Circular supersedes any offering circular with respect to the Programme issued prior to the date hereof. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions described herein, but this Offering Circular does not affect the terms of any Notes issued prior to the date hereof.

Under the Programme (the Issuers) may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined herein).

The payments of all amounts payable in respect of Notes issued by Severn Trent Water Utilities Finance Plc ("STWUF") will be unconditionally and irrevocably guaranteed by Severn Trent Water Limited (the "Guarantor").

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €2,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe for such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer, (where the relevant Issuer is STWUF) the Guarantor and the relevant Dealer. The Issuers may also issue unlisted Notes.

Notes issued under the Programme may be rated or unrated. Unless otherwise specified in the applicable Pricing Supplement, Notes issued under the Programme by Severn Trent Plc with a maturity of more than one year will be rated A2 by Moody's Investors Service Limited ("Moody's") and A by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"), Notes issued under the Programme by STWUF with a maturity of more than one year will be rated A1 by Moody's and A+ by Standard & Poor's and Notes issued under the Programme by Severn Trent Plc and by STWUF with a maturity of one year or less will be rated P-1 by Moody's and A-1 by Standard & Poor's. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating referred to above. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

The relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or new listing particulars, as appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

Barclays Capital | **Deutsche Bank**
HSBC | **Schroder Salomon Smith Barney**
The Royal Bank of Scotland

The date of this Offering Circular is 19 December 2001

The Issuers and the Guarantor accept responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuers and the Guarantor (each having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this Offering Circular, which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000 (the "Listing Particulars") in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities and issued during the period of 12 months from the date of this Offering Circular, have been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List) will be available from FT Business Research Centre, operated by FT Electronic Publishing at Fitzroy House, 13-15 Epworth Street, London EC2A 4DL, and from the specified office set out herein of each of the Paying Agents (as defined herein).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular but do not form part of the Listing Particulars.

The Issuers have confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the listing rules of the UK Listing Authority. The Issuers believe that none of the information incorporated in by reference conflicts in any material respect with the information included in the Listing Particulars.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuers or the Guarantor in connection with the Programme. None of Dealers or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuers or the Guarantor in connection with the Programme.

No person is or has been authorised by the Issuers, the Guarantor or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuers, the Guarantor, the Trustee or any of the Dealers.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuers, the Guarantor, the Trustee or any of the Dealers that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should subscribe for or purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the relevant Issuer and/or the Guarantor. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuers, the Guarantor, the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuers and/or the Guarantor is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuers or the Guarantor during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, inter alia, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to US tax law requirements. Subject to certain exceptions,

Notes may not be offered, sold or delivered within the United States or to United States persons (see "Subscription and Sale").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuers, the Guarantor, the Trustee and the Dealers do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuers, the Guarantor, the Trustee or the Dealers (save for the approval of this document as listing particulars by the UK Listing Authority and delivery of copies of this document to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, France, The Netherlands and Germany – see "Subscription and Sale".

All references in this Offering Circular to "US dollars", "US$" and "$" are to United States dollars, all references to "Sterling" and "£" are to pounds sterling and all references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined herein) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the stabilising manager or its agent to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Offering Circular (provided, however, that such incorporated documents do not form a part of the Listing Particulars):

(a) as applicable, the most recently published audited consolidated and/or audited non-consolidated annual financial statements and, if published later, the most recently published consolidated and/or non-consolidated interim financial statements (if any) of each of the Issuers and the Guarantor – see "General Information" for a description of the financial statements currently published by each of the Issuers and the Guarantor; and

(b) all supplements or amendments to this Offering Circular circulated by the Issuers and/or the Guarantor from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The Issuers and the Guarantor will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuers or the Guarantor at their registered offices set out at the end of this Offering Circular. In addition, such documents will be available from the specified office of the Agent in England for Notes admitted to the Official List.

The Issuers and the Guarantor have undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale") to comply with sections 81 and 83 of the Financial Services and Markets Act 2000.

If the terms of the Programme are modified or amended in a manner which would make this Offering Circular inaccurate or misleading, a new offering circular will be prepared.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this summary.

Issuers:	Severn Trent Plc Severn Trent Water Utilities Finance Plc
Guarantor of Notes issued by STWUF:	Severn Trent Water Limited
Description:	Euro Medium Term Note Programme
Arranger:	Deutsche Bank AG London
Dealers:	Barclays Bank PLC Deutsche Bank AG London HSBC Bank plc Salomon Brothers International Limited The Royal Bank of Scotland plc and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Offering Circular. Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2 December 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes. Notes issued on terms that they must be redeemed before their first anniversary will, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a redemption value of at least £100,000 or its equivalent, see "*Subscription and Sale*".
Agent:	HSBC Bank plc

Trustee:	The Law Debenture Trust Corporation p.l.c.
Programme Size:	Up to €2,500,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) outstanding at any time. The Issuers and the Guarantor may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the relevant Issuer and the relevant Dealer.
Redenomination:	The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro.
Maturities:	Such maturities as may be agreed between the relevant Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Issuer or the relevant Specified Currency.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form as described in "Form of the Notes".
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the relevant Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Pricing Supplement).
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Pricing Supplement). The margin (if any) relating to such floating rate will be agreed between the relevant Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the relevant Issuer and the relevant Dealer may agree (and indicated in the applicable Pricing Supplement). Index Linked Notes which are issued as an *appel public à l'épargne* in France must be issued in compliance with the *Principes Généraux* from time to time set by the *Commission des Opérations de Bourse* and *the Conseil des Bourses de Valeurs* or any successor body thereto.

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the relevant Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Pricing Supplement).
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Pricing Supplement).
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.
Redemption:	The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the relevant Issuer and/or the Noteholders upon giving notice to the Noteholders or the relevant Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the relevant Issuer and the relevant Dealer. The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement. Notes issued on terms that they must be redeemed before their first anniversary may be subject to restrictions on their redemption value and distribution, see "Certain Restrictions" above.
Put Event:	Notes with a maturity of more than 20 years will be subject to a Put Event. If, at any time while any such Note remains outstanding, a Put Event occurs, then (other than in certain circumstances described in Condition 6(e)) the holder of such Note will, upon the giving of a Put Event Notice (as defined in Condition 6(e)), have the option to require the relevant Issuer to redeem the Note on the Put Date (as defined in Condition 6(e)) at the Event Put Amount (as indicated in the applicable Pricing Supplement), together with interest accrued up to (but excluding) the Put Date. A Put Event occurs if (i) the appointment of Severn Trent Water Limited as in effect on the date of this document as the water undertaker and sewerage undertaker for the areas described in the Instrument of Appointment dated August 1989 made by the Secretary of State under sections 11 and 14 of the Water Act 1989 (now section 6 of the Water Industry Act 1991) is terminated other than in respect of such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991 or (ii) a Restructuring Event (as defined in Condition 6(e)) occurs and, within the Restructuring Period (as defined in Condition 6(e)), certain other conditions described in Condition 6(e) occur or (iii) in the case of Notes issued by Severn Trent Plc, Severn Trent Water Limited ceases to be a Subsidiary of Severn Trent Plc.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the relevant Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required

from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, see "Certain Restrictions" above.

Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax, subject as provided in Condition 7. In the event that any such deduction is made, the relevant Issuer or, as the case may be, (where the relevant Issuer is STWUF) the Guarantor will, save in certain limited circumstances provided in Condition 7, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:	The terms of the Notes will contain a negative pledge provision as further described in Condition 3.
Cross Default:	The terms of the Notes will contain a cross default provision as further described in Condition 9.
Status of the Notes:	The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the relevant Issuer and will rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the relevant Issuer, from time to time outstanding.
Guarantee of Notes issued by STWUF:	Notes issued by STWUF will be unconditionally and irrevocably guaranteed by the Guarantor. The obligations of the Guarantor under such guarantee will be direct, unconditional and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and will rank *pari passu* and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.
Rating:	Notes issued under the Programme may be rated or unrated. Unless otherwise indicated in the applicable Pricing Statement, Notes issued under the Programme by Severn Trent Plc with a maturity of more than one year will be rated A2 by Moody's and A by Standard & Poor's, Notes issued under the Programme by STWUF with a maturity of more than one year will be rated A1 by Moody's and A+ by Standard & Poor's and Notes issued under the Programme by Severn Trent Plc and by STWUF with a maturity of one year or less will be rated P-1 by Moody's and A-1 by Standard & Poor's. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating referred to above. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.
Listing:	Application has been made for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer, (where the Issuer is STWUF) the Guarantor and the relevant Dealer in relation to each Series. Unlisted Notes may also be issued. The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).

Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the United Kingdom, Japan, France, The Netherlands and Germany and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes – see "Subscription and Sale".

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will initially be represented by a temporary global note (a "Temporary Global Note") or, if so specified in the applicable Pricing Supplement, a permanent Global Note (a "Permanent Global Note") which will be delivered on or prior to the original issue date of the Tranche to a common depositary (the "Common Depositary") for Euroclear Bank, S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not United States persons or persons who have purchased for resale to any United States person, as required by US Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which, in respect of each Tranche in respect of which a Temporary Global Note is issued, is 40 days after the Temporary Global Note is issued, interests in such Temporary Global Note will be exchangeable (free of charge), upon a request as described therein, for either (i) interests in a Permanent Global Note of the same Series or (ii) definitive Notes of the same Series with, where applicable, Receipts, Coupons and Talons attached (each as defined in "Terms and Conditions of the Notes") (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

The applicable Pricing Supplement will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, Receipts, Coupons and Talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 9) has occurred and is continuing, (ii) the relevant Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any such case, no successor clearing system satisfactory to the Trustee is available or (iii) the relevant Issuer or, as the case may be, (where the relevant Issuer is STWUF) the Guarantor has or will become subject to adverse tax consequences which would not be suffered were the Notes in definitive form and a certificate to such effect is given by two Directors of the relevant Issuer or, as the case may be, (where the relevant Issuer is STWUF) the Guarantor to the Trustee. The relevant Issuer will promptly give notice to Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the relevant Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 60 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all Receipts and Coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, Receipts or Coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes or Receipts or Coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the relevant Issuer, the Agent and the Trustee.

FORM OF PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[Date]

[Severn Trent Plc/Severn Trent Water Utilities Finance Plc]

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
[Guaranteed by Severn Trent Water Limited]
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated [ ]. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.]

[If the Notes must be redeemed before the first anniversary of their date of issue, the minimum redemption value must be £100,000 or its equivalent in any other currency.]

1.	[(i)] Issuer:	[Severn Trent Plc/Severn Trent Water Utilities Finance Plc]
	[(ii) Guarantor:	[Severn Trent Water Limited]]
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount of the Tranche [plus accrued interest from [insert date] (*in the case of fungible issues only, if applicable*)
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [ ]
7.	[(i)] Issue Date [and Interest Commencement Date]:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*Fixed rate – specify date*/Floating rate – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (*further particulars specified below*)

10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [*(further particulars specified below)*]
13.	[(i)] Status of the Notes:	[Senior]
	[(ii) Status of the Guarantee:	[Senior]]
14.	Listing:	[London/*specify other*/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/ quarterly] in arrear] (*If payable other than annually, consider amending Condition 4*)
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/ [*specify other*] (*NB: This will need to be amended in the case of long or short coupons*)
	(iii) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ISMA) or specify other] (*NB: Actual/Actual (ISMA) is normally only appropriate for Fixed Rate Notes denominated in euros*)
	(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] (*NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration and is only relevant where Day Count Fraction is Actual/Actual (ISMA)*)
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
	(iii) Additional Business Centre(s):	[ ]

(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi) Screen Rate Determination:	
– Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement*)
– Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii) ISDA Determination:	
– Floating Rate Option:	[ ]
– Designated Maturity:	[ ]
– Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum
(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] (*See Condition 4 for alternatives*)
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	[ ]
18. Zero Coupon Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Accrual Yield:	[ ] per cent. per annum
(ii) Reference Price:	[ ]
(iii) Any other formula/basis of determining amount payable:	[ ] (*Consider applicable day count fraction if euro denominated*)

(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(f)(iii) and (k) apply/*specify other*]
19. Index Linked Interest Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
(i) Index/Formula:	[*give or annex details*]
(ii) Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
(iii) Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/*specify other*]
(vi) Additional Business Centre(s):	[ ]
(vii) Minimum Rate of Interest:	[ ] per cent. per annum
(viii) Maximum Rate of Interest:	[ ] per cent. per annum
(ix) Day Count Fraction:	[ ]
20. Dual Currency Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Rate of Exchange/method of calculating Rate of Exchange:	[give details]
(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

21. Issuer Call:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]

	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Higher Redemption Amount:	[ ]
	(iv) Notice period (if other than as set out in the Terms and Conditions):	[ ]
22.	Investor Put:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]
	(iii) Notice period (if other than as set out in the Terms and Conditions):	[ ]
23.	Final Redemption Amount	[Nominal Amount/*specify other/see Appendix*]
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	[ ]
25.	Put Event:	[Applicable/Not Applicable] (*NB: Only applicable to Notes with a maturity of more than 20 years. If applicable, specify Event Put Amount*)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details] (*NB: This item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate*)
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details.*] (*NB: A new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*)

30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable/give details]
	(ii) Instalment Date(s):	[Not Applicable/give details]
31.	Redenomination applicable:	Redenomination [not] applicable (*If Redenomination is applicable, specify the terms of the redenomination in an Annex to the Pricing Supplement*)
32.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
34.	If non-syndicated, name of relevant Dealer:	[ ]
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
36.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
38.	Delivery:	Delivery [against/free of] payment
39.	Additional Paying Agent(s) (if any):	[ ]

ISIN: [ ]

Common Code: [ ]

[LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.]

RESPONSIBILITY

The Issuer [and the Guarantor] accept[s] responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:	[Signed on behalf of the Guarantor:
By:	By: . . . .
Duly authorised	Duly authorised]

If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 4, 5, 6 (except Condition 6(b)), 10, 11, 12, 13 (insofar as such Notes are not listed or admitted to trade on any stock exchange) or 15, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, supplementary Listing Particulars will be prepared, if appropriate.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the relevant Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" *for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.*

This Note is one of a Series (as defined below) of Notes issued by Severn Trent Plc ("Severn Trent") or Severn Trent Water Utilities Finance Plc ("STWUF" and, together with Severn Trent, the "Issuers" and each an "Issuer") constituted by a Trust Deed dated 18 December 2000 (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed") and made between the Issuers, Severn Trent Water Limited (the "Guarantor") in its capacity as guarantor of Notes issued by STWUF and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee", which expression shall include any successor trustee) for the holders of the Notes (the "Noteholders" or "holders" which expression shall mean in relation to Notes in definitive form, the bearers thereof, and shall, in relation to Notes represented by a Global Note, be construed as provided below).

References in these Terms and Conditions to the "Issuer" shall be to the Issuer of the Notes specified as such in the applicable Pricing Supplement (as defined below). References in these Terms and Conditions to the "Guarantor" shall only be applicable if STWUF is specified as the Issuer of the Notes in the applicable Pricing Supplement.

References in these Terms and Conditions to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement dated 18 December 2000 (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the "Agency Agreement") and made between the Issuers, the Guarantor, HSBC Bank plc as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent), the Trustee and the other paying agents named therein (together with the Agent, unless the context otherwise requires, the "Paying Agents", which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions (the "Terms and Conditions") and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify the Terms and Conditions for the purposes of this Note. References in these Terms and Conditions to the "applicable Pricing Supplement" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

Any reference in these Terms and Conditions to "Receiptholders" shall mean the holders of the Receipts and any reference in these Terms and Conditions to "Couponholders" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used in these Terms and Conditions, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office of the Trustee (being at 19 December 2001 at Fifth Floor, 100 Wood Street, London EC2V 7EX) and at the specified office of each of the Paying Agents. Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Paying Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are entitled to the benefit of, and are bound by, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed or in the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note, a combination of any of the foregoing or any other type of Note, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note, a combination of any of the foregoing or any other type of Note, depending on the Redemption/Payment Basis shown in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Guarantor, the Trustee and the Paying Agents will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V, as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantor, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, the Guarantor, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of Notes as

aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest or proven error be conclusive and binding on all concerned. Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Agent and the Trustee.

2. Status of the Notes and the Guarantee

(a) Status of the Notes

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of the Guarantee

The payment of principal and interest (if any) in respect of the Notes issued by STWUF and all other moneys payable by STWUF under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed (the "Guarantee"). The obligations of the Guarantor under the Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and (subject as aforesaid and save for certain obligations required to be preferred by law) rank equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.

3. Negative Pledge

(a) So long as any of the Notes remains outstanding (as defined in the Trust Deed), the Issuer will not create or permit to subsist any mortgage, charge, lien (other than a lien arising solely by operation of law) or other encumbrance (each a "Security Interest") upon the whole or any part of its undertaking or assets, present or future, to secure payment of any present or future Relevant Indebtedness or to secure any guarantee or indemnity in respect of any present or future Relevant Indebtedness, without at the same time according to the Notes, to the satisfaction of the Trustee, the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity, or such other arrangement (whether or not it includes the creation of a Security Interest) as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

(b) So long as any of the Notes remains outstanding, the Guarantor will not create or permit to subsist any Security Interest upon the whole or any part of its undertaking or assets, present or future, to secure payment of any present or future Relevant Indebtedness or to secure any guarantee or indemnity in respect of any present or future Relevant Indebtedness, without at the same time according to its obligations under the Guarantee, to the satisfaction of the Trustee, the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity, or such other arrangement (whether or not it includes the creation of a Security Interest) as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution of the Noteholders.

(c) In these Terms and Conditions:

"Excluded Subsidiary" means any Subsidiary of either, if the Issuer is Severn Trent, the Issuer or, if the Issuer is STWUF, the Guarantor (but not, in the latter case, the Issuer): (a) which is a single purpose company whose principal assets and business are constituted by a project, (b) none of whose liabilities in respect of the financing of such project are directly or indirectly the subject of security or a guarantee, indemnity or any other form of assurance, undertaking or support from any member of the Group other than such Subsidiary or another Excluded Subsidiary and (c) which has been designated as such by the Issuer by written notice to the Trustee; provided that the Issuer may give written notice to the Trustee at any time that any Excluded Subsidiary is no longer an Excluded Subsidiary, whereupon it shall cease to be an Excluded Subsidiary;

"Group" means, if the Issuer is Severn Trent, the Issuer and its Subsidiary Undertakings and, if the Issuer is STWUF, the Guarantor and its Subsidiary Undertakings and "member of the Group" shall be construed accordingly;

"Project Finance Indebtedness" means any present or future indebtedness incurred to finance the ownership, acquisition, development and/or operation of an asset, whether or not an asset of a member of the Group:

(a) which is incurred by an Excluded Subsidiary; or

(b) in respect of which the person or persons to whom any such indebtedness is or may be owed by the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment thereof other than:

(i) recourse for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from such asset; and/or

(ii) recourse for the purpose only of enabling amounts to be claimed in respect of such indebtedness in an enforcement of any encumbrance given by such borrower over such asset or the income, cash flow or other proceeds deriving therefrom (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure such indebtedness, provided that (A) the extent of such recourse is limited solely to the amount of any recoveries made on any such enforcement, and (B) such person or persons is/are not entitled, by virtue of any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up or dissolution of any member of the Group (other than an Excluded Subsidiary) or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of any member of the Group (other than an Excluded Subsidiary) or any of its assets (save for the assets the subject of such encumbrance); and/or

(iii) recourse under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect thereof or any obligation to comply or to procure compliance by another with financial ratios or other tests of financial condition);

"Relevant Indebtedness" means any indebtedness (other than Project Finance Indebtedness), which is in the form of, or represented or evidenced by, bonds, notes, loan stock or other securities which are quoted, listed, dealt in or traded on a stock exchange, or over the counter or other recognised securities market;

"Subsidiary" means a subsidiary within the meaning of section 736 of the Companies Act 1985; and

"Subsidiary Undertaking" means a subsidiary undertaking within the meaning of section 258 of the Companies Act 1985.

4. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (but excluding) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

As used in the Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) ***ISDA Determination for Floating Rate Notes***

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at

the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) ***Screen Rate Determination for Floating Rate Notes***

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation if there is only one quotation on the Relevant Screen Page; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In

the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day

(other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances. In making any such determination or calculation, the Trustee may appoint and rely on a determination or calculation by a calculation agent (which shall be an investment bank or other suitable entity of international repute). Each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Agent or, if applicable, the Trustee or the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Guarantor, the Agent, the Trustee, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Guarantor, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Trustee or the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(b) *Presentation of definitive Notes, Receipts and Coupons*

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate amount of interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

(c) Payments in respect of Global Notes

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) General provisions applicable to payments

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer or, as the case may be, the Guarantor will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or, as the case may be, the Guarantor to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in US dollars, such US dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in US dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in US dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the Guarantor, adverse tax consequences to the Issuer or the Guarantor.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6(f)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. Redemption and Purchase

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b) Redemption for tax reasons

The Notes (other than Notes in respect of which the Issuer shall have given a notice of redemption pursuant to Condition 6(c) or in respect of which a Noteholder shall have given notice of redemption in accordance with Condition 6(d) or a Put Event Notice in accordance with Condition 6(e), in each case prior to any notice being given under this Condition 6(b)) may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if:

(i) on the occasion of the next payment due under the Notes, the Issuer would be obliged to pay additional amounts as provided or referred to in Condition 7 or (where the Issuer is STWUF) the Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself would be obliged to pay such additional amounts, in each case as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax, or any change in the application or judicial or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer or, as the case may be, (where the Issuer is STWUF) two Directors of the Guarantor stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent set out in (i) and (ii) above to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor has or will become obliged to pay such additional

amounts as a result of such change or amendment. The Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent set out in (i) and (ii) above, in which event they shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (f) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) *Redemption at the option of the Issuer (Issuer Call)*

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i) not less than 15 nor more than 60 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and to the Agent;

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) both as specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or not more than a Higher Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot in a place chosen by the Issuer and approved by the Trustee, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) *Redemption at the option of the Noteholders (Investor Put)*

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 30 nor more than 45 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not, in the case of a definitive Note, in part) such Note on the Optional Redemption Date and at the Optional Redemption Amount (both as specified in the applicable Pricing Supplement) together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition.

(e) Redemption at the Option of the Noteholders on a Put Event

This Condition 6(e) applies to Notes with a maturity of more than 20 years.

If, at any time while any of the Notes remains outstanding, a Put Event (as defined below) occurs, then, unless at any time the Issuer shall have given a notice under Condition 6(b) or (c) in respect of such Notes, in either case expiring prior to the Put Date (as defined below), the holder of each Note will, upon the giving of a Put Event Notice (as defined below), have the option to require the Issuer to redeem the Note on the Put Date at the Event Put Amount (as specified in the applicable Pricing Supplement), together with interest accrued up to (but excluding) the Put Date. For the avoidance of doubt, the occurrence of an event which is a Put Event shall not constitute an Event of Default.

A "Put Event" occurs if (i) the appointment of Severn Trent Water Limited as in effect on the date of this document (the "Appointment") as the water undertaker and sewerage undertaker for the areas described in the Instrument of Appointment dated August 1989 made by the Secretary of State under sections 11 and 14 of the Water Act 1989 (now section 6 of the Water Industry Act 1991) is terminated other than in respect of such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991; or (ii) a Restructuring Event occurs and, within the Restructuring Period, either (a) if at the time the relevant Restructuring Event occurs there are Rated Securities, a Rating Downgrading in respect of that Restructuring Event also occurs or (b) if at such time there are no Rated Securities, the Issuer or (where the Issuer is STWUF) the Guarantor fails to obtain (whether by failing to seek a rating or otherwise) a rating of the Notes or any other unsecured and unsubordinated debt of the Issuer or (where the Issuer is STWUF) of the Guarantor or (where the Issuer is Severn Trent) of any Subsidiary of the Issuer or (where the Issuer is STWUF) of any other Subsidiary of the Guarantor which, in any case, is guaranteed on an unsecured and unsubordinated basis by (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor) having an initial maturity of five years or more, from a Rating Agency of at least investment grade (BBB-/Baa3, or their respective equivalents for the time being) (a "Negative Rating Event") and, in the case of either (a) or (b), such Restructuring Event is, not later than 14 days after the expiry of the Restructuring Period, certified in writing by an independent financial adviser appointed by the Trustee (after consultation with the Issuer as to the identity of such independent financial adviser) as being in its opinion materially prejudicial to the interests of the Noteholders (a "Negative Certification") (that Restructuring Event and the relevant Rating Downgrading or, as the case may be, Negative Rating Event and, in each case, the Negative Certification together constituting the Put Event). Any certification by an independent financial adviser as aforesaid as to whether or not any Restructuring Event is materially prejudicial to the interests of the Noteholders shall, in the absence of manifest error, be conclusive and binding on all concerned. For the avoidance of doubt, the service by the Secretary of State of a notice under Condition O of the Appointment shall not of itself constitute a Put Event; or (iii) where the Issuer is Severn Trent, Severn Trent Water Limited ceases to be a Subsidiary of Severn Trent.

Promptly upon becoming aware that a Put Event has occurred, and in any event not later than 21 days after the occurrence of the Put Event, the Issuer or, as the case may be, the Guarantor shall, and at any time upon the Trustee becoming similarly so aware the Trustee may, and if so requested by an Extraordinary Resolution of the Noteholders shall, give notice (a "Put Event Notice") to the Noteholders in accordance with Condition 13, specifying the nature of the Put Event and the procedure for exercising the option contained in this Condition 6(e).

To exercise the option to require the Issuer to redeem a Note under this Condition 6(e), the Noteholder must deliver such Note at the specified office of any Paying Agent, on any day which is a day on which banks are open for business in London and in the place of the specified office of such Paying Agent falling within the period (the "Put Period") of 45 days after the date on which a Put Event Notice is given, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying Agent (an "Event Put Notice"). The Note must be delivered to the Paying Agent together with all Coupons appertaining thereto (which expression, for the avoidance of doubt, shall include unmatured Coupons falling to be issued on exchange of matured Talons) maturing after the date (the "Put Date") being the seventh day after the date of expiry of the Put Period, failing which deduction in respect of such missing unmatured Coupons shall be made in accordance with Condition 5(b). The Paying Agent to which such Note and Event Put Notice are delivered will issue to the Noteholder

concerned a non-transferable receipt (a "Put Receipt") in respect of the Note so delivered. Payment by the Issuer in respect of any Note so delivered shall be made, if the Noteholder duly specified in the Event Put Notice a bank account to which payment is to be made, by transfer to that bank account on the Put Date, and in every other case, on or after the Put Date against presentation and surrender of such Put Receipt at the specified office of any Paying Agent. An Event Put Notice, once given, shall be irrevocable. For the purposes of Conditions 1, 8, 9, 10, 14 and 17 Put Receipts issued pursuant to this Condition 6(e) shall be treated as if they were Notes.

In these Terms and Conditions:

"K" has the meaning ascribed to it in the Appointment;

"Rated Securities" means the Notes, if at any time and for so long as they shall have a rating from a Rating Agency, and otherwise any other unsecured and unsubordinated debt of, where the Issuer is STWUF, the Guarantor or the Issuer or any other Subsidiary of the Guarantor which, in any case, is guaranteed on an unsecured and unsubordinated basis by the Guarantor or, where the Issuer is Severn Trent, the Issuer or any other Subsidiary of the Issuer which, in any case, is guaranteed on an unsecured and unsubordinated basis by the Issuer, in any case having an initial maturity of five years or more which is rated by a Rating Agency;

"Rating Agency" means Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. or Moody's Investors Service Limited or any of their respective Subsidiaries and their successors or any rating agency substituted for either of them (or any permitted substitute of either of them) by the Issuer and/or the Guarantor from time to time with the prior written approval of the Trustee (not to be unreasonably withheld or delayed) or any other rating agency approved in writing by the Trustee from time to time;

"Rating Downgrading" shall be deemed to have occurred in respect of a Restructuring Event if the current rating assigned to the Rated Securities by any Rating Agency (whether provided by a Rating Agency at the invitation of the Issuer and/or the Guarantor or by its own volition) is withdrawn or reduced from an investment grade rating (BBB−/Baa3, or their respective equivalents for the time being, or better) to a non-investment grade rating (BB+/Bal, or their respective equivalents for the time being, or worse), or, if the Rating Agency shall have already rated the Rated Securities below investment grade (as described above), the rating is withdrawn or lowered one full rating category;

"Restructuring Event" means either (a) the modification of any material rights, benefits or obligations of Severn Trent Water Limited as a water undertaker or sewerage undertaker arising under the Appointment, or (b) any material modification being made to the Appointment regardless, in the case of both paragraphs (a) and (b), of whether or not such modification is made with the consent of Severn Trent Water Limited and whether pursuant to the Water Industry Act 1991 or otherwise but excluding, in the case of both paragraphs (a) and (b), an adjustment in K (including for this purpose, for the avoidance of doubt, any adjustment to the basis or formula for pricing which arises as part of a periodic review under the terms of the Appointment) or a modification in respect of, or which removes, such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991. For the avoidance of doubt, the service by the Secretary of State of a notice under Condition O of the Appointment shall not of itself constitute a Restructuring Event; and

"Restructuring Period" means, whether or not there are Rated Securities at the time a Restructuring Event occurs, the period of 45 days starting from and including the day on which that Restructuring Event occurs.

(f) *Early Redemption Amounts*

For the purpose of paragraph (b) above and Condition 9, each Note will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the

applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP * (1 + AY)^{y}$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(g) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (f) above.

(h) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(i) Purchases

The Issuer, the Guarantor or any of their Subsidiaries may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. All Notes so purchased may be held, reissued, resold or, at the option of the Issuer or the Guarantor, surrendered to a Paying Agent for cancellation.

(j) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(k) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (f) (iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Trustee or the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer or the Guarantor will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the United Kingdom or any political

subdivision of, or any authority in, or of, the United Kingdom having power to tax unless such withholding or deduction is required by law. In such event, the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment in the United Kingdom; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(c) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming, whether or not such is in fact the case, that day to have been a Payment Day (as defined in Condition 5(e)); or

(d) presented for payment by or on behalf of a holder in respect of whom such withholding or deduction would not have been required had such holder provided evidence that such holder is within the charge to United Kingdom corporation tax (if that is the case) or had such holder made a declaration of non-residence or other similar claim for exemption to the relevant tax authority or taken any other relevant procedural steps required in any of those cases in sufficient time prior to the Relevant Date to enable an exemption from withholding or deduction to be available in respect of the relevant payment of principal or interest (as the case may be); or

(e) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(f) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

In these Terms and Conditions, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee or the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(b) or any Talon which would be void upon issue pursuant to this Condition or Condition 5(b).

9. Events of Default

(a) Events of Default:

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), give notice to the Issuer and (where the Issuer is STWUF) the Guarantor that the Notes are, and they shall accordingly thereupon become, immediately due and repayable at their Early Redemption Amount (as specified in the applicable Pricing Supplement), together with accrued interest as provided in the Trust Deed, if any of the following events (each an "Event of Default") shall occur:

(i) if default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of 15 days; or

(ii) if the Issuer or (where the Issuer is STWUF) the Guarantor fails to perform or observe any of its other obligations under these Terms and Conditions or the Trust Deed and (except where the Trustee considers the failure to be incapable of remedy when the Notes will become due and repayable subject only to and upon the Trustee certifying as is hereinafter mentioned and giving notice as is herein and in the lead-in paragraph to this Condition mentioned) the failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer or (where the Issuer is STWUF) the Guarantor (as the case may be) of written notice requiring the same to be remedied; or

(iii) if any indebtedness for Moneys Borrowed of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary is validly declared to be due and repayable prior to the date on which the same would otherwise become due and repayable by reason of the occurrence of an event of default (however described) in relation thereto or if the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary defaults in the repayment of any indebtedness for Moneys Borrowed at the maturity thereof or at the expiry of any originally applicable grace period, or if any guarantee or indemnity or other like obligation in respect of any indebtedness for Moneys Borrowed given by the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary shall not be paid when due and called upon or at the expiry of any originally applicable grace period save in any such case where there is a *bona fide* dispute as to whether payment or repayment is due, provided that no such event as aforesaid shall constitute an event of default unless the Moneys Borrowed or other liability relative thereto either alone or when aggregated with other Moneys Borrowed and/or other liabilities relative to all (if any) other such events which shall have occurred shall amount to at least £10,000,000 (or its equivalent in any other currency or currencies at the date the same become due and payable or such default occurs or such payment is not made, as the case may be); or

(iv) if (a) an order is made or an effective resolution is passed for the appointment of an administrator or for the winding-up of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary (except, in the case of a Material Subsidiary, a winding-up for the purposes of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee, or a voluntary solvent winding-up in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to (where the Issuer is STWUF) the Guarantor, the Issuer or another Subsidiary of the Guarantor or (where the Issuer is Severn Trent) the Issuer or a Subsidiary of the Issuer (not, in any case, being an Excluded Subsidiary)); or (b) an order is made in respect of Severn Trent Water Limited pursuant to section 24 of the Water Industry Act 1991; or

(v) If the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary stops or threatens to stop payment generally or ceases or threatens to cease to carry on its business or a substantial part of its business (except, in the case of a Material Subsidiary, a cessation or threatened cessation for the purpose of a reconstruction or amalgamation on the terms of which have previously been approved in writing by the Trustee, or in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to (where the Issuer is STWUF) the Guarantor, the Issuer or another Subsidiary of the Guarantor or (where the Issuer is Severn Trent) the Issuer or a Subsidiary of the Issuer (not, in any case, being an Excluded Subsidiary) or which is not material in the context of the Group as a whole); or

(vi) if an encumbrancer takes possession or an administrative or other receiver or manager is appointed of the whole or any material part of the undertaking or assets of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary (where, in the case of a Material Subsidiary, such undertaking or assets or part thereof is or are material in the context of the Group as a whole) or if a distress, execution or any similar proceeding is levied or enforced upon or sued out against the whole or any material part of the property of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary (where, in the case of a Material Subsidiary, such property or part thereof is material in the context of the Group as a whole) and in any such case is not removed, paid out or discharged within 21 days (or such longer period as the Trustee may approve); or

(vii) if the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary is deemed for the purpose of any law to be unable to pay its debts, or the value of the assets of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary falls to less than the amount of its liabilities (taking into account for both these purposes its contingent and prospective liabilities) or the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary otherwise becomes, or is determined by any competent court or other authority to be, insolvent, or suspends making payments (whether of principal or interest) in respect of any class of its debts or announces an intention to do so or a moratorium is declared in respect of any of its indebtedness; or

(viii) if any kind of composition, scheme of arrangement, compromise or other similar arrangement involving the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary and its creditors generally (or any class of such creditors) is entered into or made (except a composition, scheme of arrangement, compromise or other similar arrangement for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee); or

(ix) where the Issuer is STWUF, the Guarantee ceases to be, or is claimed by the Guarantor not to be, in full force and effect,

and, in the case of the happening of any of the Events of Default referred to in paragraphs (ii) above and, in relation to a Material Subsidiary, (iii) to (viii) inclusive above, the same has been certified in writing by the Trustee to the Issuer and (where the Issuer is STWUF) the Guarantor to be in its opinion materially prejudicial to the interests of the Noteholders.

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer or (where the Issuer is STWUF) the Guarantor as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding, and (b) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

(b) Definitions

In these Terms and Conditions:

"Material Subsidiary" means any Subsidiary of, if the Issuer is Severn Trent, the Issuer or, if the Issuer is STWUF, the Guarantor (not being, in the latter case, STWUF or, in either case, an Excluded Subsidiary):

(a) whose profits on ordinary activities before tax or whose net assets (in each case consolidated in respect of a Subsidiary which itself has Subsidiaries) and in each case attributable to (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor, all as shown in the latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary represent 10 per cent. or more of:

(i) the profits on ordinary activities before tax or, as the case may be, net assets of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor all as shown in the latest audited accounts of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor; or

(ii) (if audited consolidated accounts of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STWUF) the Guarantor and its Subsidiaries are prepared) the consolidated profits on ordinary activities before tax or, as the case may be, consolidated net assets (in each case attributable to the shareholders of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor) of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STWUF) the Guarantor and its Subsidiaries (other than, in any case, Excluded Subsidiaries) all as shown in the latest audited consolidated accounts of (where the

Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STWUF) the Guarantor and its Subsidiaries; or

(b) to which is transferred all or substantially all of the business, undertaking or assets of a Subsidiary which immediately prior to such transfer is a Material Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Material Subsidiary and the transferee Subsidiary shall immediately become a Material Subsidiary but shall cease to be a Material Subsidiary under this sub-paragraph (b) (but without prejudice to the provisions of sub-paragraph (a) above) upon publication of its next audited accounts.

A report (whether or not addressed to the Trustee) by the Auditors (as defined in the Trust Deed) that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any particular period a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties. The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors; and

"Moneys Borrowed" means: (a) borrowed moneys; (b) liabilities under any bond, note, bill, debenture, loan stock or other security not for the time being beneficially owned by any member of the Group, in each case issued (i) as consideration for assets or services (but excluding such liabilities incurred in relation to the acquisition of assets or services in the ordinary course of trading) or (ii) for cash; and (c) liabilities under acceptance credit facilities, but shall not in the case of (a), (b) or (c) include Project Finance Indebtedness.

10. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Paying Agents

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority; and

(c) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to such Directive is introduced, the Issuer will ensure that it maintains a Paying Agent in a state approved by the Trustee that will not be obliged to withhold or deduct tax pursuant to any such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and the Guarantor and, in certain circumstances described therein, the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor Paying Agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Notes or Coupons will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* in London. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as aforesaid is not practicable, notice shall be given in such other manner and shall be deemed to have been given on such date as the Issuer, the Trustee and the Agent agree.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of that stock exchange or, as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes is represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, these Terms and Conditions, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer or (where the Issuer is STWUF) the Guarantor at the request of Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing more than 50 per cent. in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, these Terms and Conditions, the Receipts, the Coupons and the Trust Deed (including, as set out therein, modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than three-quarters in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-quarter in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of the Notes or these Terms and Conditions, the Receipts, the Coupons or the Trust Deed which is not in the opinion of the Trustee materially prejudicial to the interests of the Noteholders; or

(b) any modification of the Notes or these Terms and Conditions, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law.

The Trustee may also agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such, which in any such case is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution under Condition 17), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Guarantor, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

Any such modification, waiver, authorisation, determination or substitution under Condition 17 shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee otherwise agrees, any such modification or substitution shall be notified to the Noteholders in accordance with Condition 13 as soon as practicable thereafter.

15. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

16. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person by virtue of the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17. Substitution

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution at any time or times of:

(a) where the Issuer is STWUF (i) the Guarantor or (ii) any successor company (as defined in the Trust Deed) of the Issuer or the Guarantor or (iii) any other Subsidiary (other than an Excluded Subsidiary) of the Guarantor or any such successor company or (iv) any holding company of the Guarantor or any such successor company; and

(b) where the Issuer is Severn Trent (i) any successor company of the Issuer or (ii) any Subsidiary (other than an Excluded Subsidiary) of the Issuer or any such successor company or (iii) any holding company of the Issuer or any such successor company,

as the principal debtor under the Trust Deed and the Notes. Such agreement shall also be subject to the relevant provisions of the Trust Deed, including the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and (except, where the Issuer is STWUF, where the Guarantor or any such successor company of the Guarantor is the new principal debtor and, where the Issuer is Severn Trent, where the Issuer or any such successor company of the Issuer is the new principal debtor) the irrevocable and unconditional guarantee in respect of the Notes by, where the Issuer is STWUF, the Guarantor or any such successor company of the Guarantor or, where the Issuer is Severn Trent, the Issuer or any such successor company of the Issuer.

Where the Issuer is STWUF, the Trustee may also agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, to the substitution at any time or times of (i) any successor company of the Guarantor or (ii) a Subsidiary (other than an Excluded Subsidiary) of the Guarantor acceptable to the Trustee as the guarantor under the Trust Deed and of the Notes, in each case in place of the Guarantor. Such agreement shall be subject to the relevant provisions of the Trust Deed, including the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and such successor company or Subsidiary having the benefit of the Appointment held by the Guarantor.

In the case of any proposed substitution, the Trustee may agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons and/or the Trust Deed provided that such change would not, in the opinion of the Trustee, be materially prejudicial to the interests of the Noteholders.

18. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (i) to enter into business transactions with the Issuer and/or the Guarantor and/or any of the Issuer's or the Guarantor's other Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or the Guarantor and/or any of the Issuer's or the Guarantor's other Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, the Receiptholders or the Couponholders, and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

19. Governing Law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Group (as defined in the "Terms and Conditions of the Notes") for its general corporate purposes.

DESCRIPTION OF SEVERN TRENT PLC

Severn Trent Plc ("Severn Trent") was incorporated as a public limited company with limited liability in England and Wales on 1 April, 1989 under the Companies Act 1985 with registered number 2366619. It is the holding company of Severn Trent Water Limited ("STWL") and the ultimate holding company of Severn Trent Water Utilities Finance Plc ("STWUF"). Severn Trent is the holding company of the Severn Trent group of companies and is listed on the Official List of the UK Listing Authority.

As at the date of this Offering Circular, the authorised share capital of Severn Trent is £339,483,121 divided into 520,175,751 ordinary shares of 65$\frac{5}{19}$ pence each, of which, 343,307,833 ordinary shares have been issued and fully paid.

Severn Trent was listed on the London Stock Exchange in December 1989, along with nine other major water and sewerage companies, as part of the United Kingdom ("UK") government's privatisation programme. Severn Trent provides water and wastewater services in Central England and parts of Wales through its wholly owned subsidiary, STWL. Since privatisation, Severn Trent has diversified its business to offer waste management services and the provision of environmental products and services.

The Severn Trent group, comprising Severn Trent and its consolidated subsidiaries (the "Group"), has three main businesses: the regulated water utility, STWL (see "Description of Severn Trent Water Limited"); the waste management group, Biffa Waste Services ("Biffa"); and Severn Trent Services ("STS"), which supplies products and provides services related primarily to water and waste water. Information technology systems, property development and engineering consultancy comprise the remainder of the Group's business.

Severn Trent had a market capitalisation of £2.4 billion as at 30 September 2001.

Biffa Waste Services Limited

Severn Trent acquired Biffa in 1991 from BET Plc. This is the Group's waste management services business providing collection, landfill and special waste services in the UK and Belgium. In September 2000 Biffa acquired UK Waste Management Limited ("UK Waste") from Waste Management, Inc., which establishes Biffa as one of the leading waste management businesses in the UK. The waste management business handles approximately 10 per cent. of the UK's waste each year through its network of over 50 collection service centres and in addition operates 35 municipal refuse collection and street cleaning contracts and an industrial liquid waste treatment business. Following Biffa's acquisitions of Poplars Resource Management Company Limited in April 1999 and UK Waste in September 2000, the Group's landfill division now operates some 84 million cubic metres of void space at 38 sites in England and Wales.

Severn Trent Services

STS is a group of non-regulated businesses, based predominantly in the United States ("US") (where some 85 per cent. of the turnover is generated) and the UK, providing environmental products and services to industrial, commercial and municipal customers. STS operates principally in three sectors: analytical laboratories, water purification and operating services. Its activities in the analytical laboratories sector include environmental testing services for a wide range of sample types. STS is currently the market leader in this sector in both the US and the UK with a turnover for the six months to 30 September 2001 of $108.3 million in the US and £10.2 million in the UK and with what STS estimates is a 20 per cent. market share in both the US and the UK. STS's activities in the water purification sector include the provision of products and systems that treat water and wastewater in municipal and industrial applications. Within this sector, STS is a world market leader in chlorine based disinfection. Activities in the operating services sector include the provision of a wide range of water and wastewater services to municipalities and industry, with over 400 contracts in 31 US states.

Other Businesses of Severn Trent

Severn Trent Property Limited was established to exploit the development potential of land that becomes surplus to the requirements of STWL. It has subsequently expanded to develop interests in a small number of developments outside STWL's appointed region (see description of Severn Trent Water Limited), including a major development at the Daventry International Rail Freight Terminal, and it has a 51 per cent. interest in Thorpe Park, the only major out of town office park for the City of Leeds.

Severn Trent Systems (consisting of Severn Trent Systems Limited and Computer Systems and Applications Inc.) provides computer software packages for utilities in the customer information and work management areas. It also supplies all the IT requirements of STWL.

Charles Haswell & Partners Limited is an engineering and project management consultancy working for STWL and for a range of external clients in the UK and overseas.

Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent group companies.

Directors of Severn Trent

The Directors of Severn Trent, their functions within the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within Severn Trent*	*Other functions within the Group and principal activities outside the Group*
Eric Anstee	Non-Executive Director	
David Arculus	Non-Executive Chairman	Non-Executive Director, Barclays Bank PLC Non-Executive Director, Severn Trent Water Ltd
John Banyard	Executive Director	Asset Management Director, Severn Trent Water Ltd Director, UK Water Industry Research Ltd
Martin Bettington	Executive Director	Managing Director, Biffa Waste Services
Alan Costin	Executive Director	Director, Severn Trent Water Utilities Finance Plc
Maria Cassoni	Non-Executive Director	Group Finance Director, Consignia Holdings PLC
Brian Duckworth	Executive Director	Managing Director, Severn Trent Water Ltd
Martin Flower	Non-Executive Director	Director, Coats Viyella Plc
John McAdam	Non-Executive Director	Director, ICI Plc
Derek Osborn	Non-Executive Director	Non-Executive Director, Severn Trent Water Ltd Chairman, UK Round Table on Sustainable Development Chairman, International Institute for Environment and Development
Alan Perelman	Group Finance Director	
Andrew Simon	Non-Executive Director	Non-Executive Director, Associated British Ports Holdings PLC Non-Executive Director, Novara PLC Non-Executive Director, Property Internet PLC Executive Vice-Chairman, Diamant Boart S.A.
Clare Tritton	Non-Executive Director	Non-Executive Director, Birmingham Royal Ballet Trust Company Chief Executive, Throckmorton Estates Director, Throckmorton Enterprises Ltd
Robert Walker	Group Chief Executive	Non-Executive Director, Wolseley plc, Chairman, Severn Trent Water Ltd Director, Severn Trent Water Utilities Finance Plc

The business address of each of the directors above is 2297 Coventry Road, Birmingham B26 3PU (the registered and head office of Severn Trent).

CAPITALISATION AND INDEBTEDNESS OF SEVERN TRENT PLC

The following is a summary statement of the unaudited consolidated capitalisation and of the unaudited consolidated indebtedness of Severn Trent Plc as at 30 September 2001.

	£m
Capitalisation	
Authorised:	
520,175,751 ordinary shares of 65 5/19 p each	339.5
	339.5
Issued, allotted and fully paid:	
Called up share capital[1]	224.0
Share premium account	24.1
Capital redemption Reserve	156.1
Profit and loss account	1,886.7
Total Capitalisation	2,290.9
Indebtedness	
Unsecured – amounts falling due within one year[2]	356.2
– amounts falling due after more than one year[3]	1,973.1
Secured – amounts falling due within one year	0
– amounts falling due after more than one year	0
Total Indebtedness	2,329.3
Total Capitalisation and Indebtedness	4,620.2

Notes:

1. As at 30 September 2001, the called up share capital comprised 343,270,339 ordinary shares amounting to £224.0 million.
2. The £356.2 million unsecured indebtedness falling due within one year consists mainly of euro medium term notes issued by Severn Trent Plc and Severn Trent Water Utilities Finance Plc under the Euro Medium Term Note Programme, off set by the net of various other short term investments and borrowings £228.2 million of this indebtedness is guaranteed by other companies in the Group.
3. The £1,973.1 million unsecured indebtedness falling due after more than one year consists of £217.2 million euro medium term notes issued under the Euro Medium Term Note Programme, £300 million 6⅛ per cent. Bonds due 2024 and £425 million 6¼ per cent. Bonds due 2029, all issued by Severn Trent Water Utilities Finance Plc and guaranteed by Severn Trent Water Limited and £1,044.8 million of other borrowings (including bank loans and overdrafts), off set by the net of various other short term investments and borrowings. £1,400.2 million of the £1,973.1 million total indebtedness is guaranteed by other companies in the Group.
4. As at 30 September 2001, Severn Trent Plc had entered into performance bonds and guarantees in the normal course of business. The total amount outstanding under these is not considered material and no liability is expected to arise in respect of either the performance bonds or the guarantees. £582.6 million of Severn Trent Water's indebtedness is guaranteed by Severn Trent Plc. Seven Trent Plc has no other material contingent liabilities.
5. Save as disclosed above, there has been no material change in the consolidated capitalisation, indebtedness, contingent liabilities or guarantees of Severn Trent Plc since 30 September 2001.

DESCRIPTION OF SEVERN TRENT WATER UTILITIES FINANCE PLC

Severn Trent Water Utilities Finance Plc ("STWUF") was incorporated as a public limited company with limited liability in England and Wales on 25 March 1994 under the Companies Act 1985 with registered number 2914860. STWUF is a wholly owned subsidiary of STWL. The ultimate holding company of both STWUF and STWL is Severn Trent Plc.

As at the date of this Offering Circular, the authorised share capital of STWUF is £50,000 divided into 50,000 ordinary shares of £1, each of which has been issued and fully paid.

STWUF was incorporated for the purpose of arranging finance for STWL and its subsidiaries by the issuing of bonds and on-lending the proceeds of any such issue to STWL and its subsidiaries. STWUF has no subsidiaries.

Directors of STWUF

The Directors of STWUF, their functions within STWUF and the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within STWUF*	*Other functions within the Group and principal activities outside the Group*
Tom Jack	Director	Group Treasurer, Severn Trent Plc
Alan Costin	Director	Executive Director, Severn Trent Plc
Robert Walker	Director	Group Chief Executive, Severn Trent Plc Non-executive Director, Wolseley Plc Chairman, Severn Trent Water Ltd

The business address of each of the above is 2297 Coventry Road, Birmingham, B26 3PU (the registered and head office of STWUF).

CAPITALISATION AND INDEBTEDNESS OF SEVERN TRENT WATER UTILITIES FINANCE PLC

The following is a summary statement of the unaudited capitalisation and of the unaudited indebtedness of Severn Trent Water Utilities Finance Plc as at 30 September 2001.

	£'000s
Capitalisation	
Authorised:	
50,000 ordinary shares of £1 each	50.0
	50.0
Issued, allotted and fully paid:	
50,000 ordinary shares of £1 each	50.0
Profit and loss account	433.3
Total Capitalisation	483.3
	£m
Indebtedness	
Unsecured – amounts falling due within one year[1]	117.5
– amounts falling due after more than one year[2]	928.3
Secured – amounts falling due within one year	0
– amounts falling due after more than one year	0
Total Indebtedness	1,045.8
Total Capitalisation and Indebtedness	1,046.3

Note:

1. All £117.5 million of the unsecured indebtedness falling due within one year is guaranteed by other companies in the Group.
2. The £928.3 million unsecured indebtedness falling due after more than one year consists of £942.2 million of Bonds issued by Severn Trent Water Utilities Finance Plc at a discount. The outstanding bonds issued by Severn Trent Water Utilities Finance Plc consist of £300 million 6⅛ per cent. Bonds due 2024, £425 million 6¼ per cent. Bonds due 2029 and £217.2 million euro medium term notes issued under the Euro Medium Term Note Programme, all guaranteed by Severn Trent Water Limited. The proceeds of issue of these notes has been on lent to Severn Trent Water Limited through a series of inter-company loans.
3. As at 30 September 2001, Severn Trent Water Utilities Finance Plc had no contingent liabilities or guarantees.
4. Save as disclosed above, Severn Trent Water Utilities Finance Plc does not have any term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase or finance commitments.
5. Save as disclosed above, there has been no material change in the consolidated capitalisation, indebtedness, contingent liabilities and guarantees of Severn Trent Water Utilities Finance Plc since 30 September 2001.

DESCRIPTION OF SEVERN TRENT WATER LIMITED

Severn Trent Water Limited ("STWL"), was incorporated on 1 April 1989 with limited liability in England and Wales under the Companies Act 1985 with registered number 2366686. It was established for the purpose of assuming the business carried on by the Severn Trent Water Authority prior to the privatisation of the water industry in England and Wales. Its principal business is the provision of water supply and sewerage services. STWL is regulated under the Water Industry Act 1991. STWL is the wholly-owned principal operating subsidiary of Severn Trent Plc. STWUF is also a wholly owned subsidiary of STWL.

Region

STWL is one of the larger UK water and sewerage companies in terms of area and turnover. Its appointed region broadly covers the catchment areas for the Rivers Severn and Trent and their tributaries and stretches from the Bristol Channel to the Humber estuary and from mid-Wales to the East Midlands. This region includes the cities of Birmingham, Coventry, Derby, Leicester, Nottingham, Stoke-on-Trent, Worcester and Gloucester and covers some 21,600 square kilometres. STWL provides wastewater services to over eight million people and water services to approximately seven million people. In the year ended 31 March 2001 STWL supplied an average of 1.6 billion litres of water per day to 3.1 million properties. South Staffordshire Water Plc supplies the rest of the region's water requirements.

Investment Programme

The water business is a capital-intensive industry and, in common with other water and sewerage companies (each a "WASC"), STWL will undertake a substantial investment programme for the period 2000–2005. Since privatisation in 1989 to the end of the financial year ended 31 March 2001, STWL invested approximately £5.0 billion to meet EU Directives, the requirements of the Office of Water Services ("OFWAT"), the Drinking Water Inspectorate and the Environment Agency ("EA"), all of which require STWL to maintain and improve the security and quality of its water and sewerage services.

Regulatory Environment

STWL holds an appointment (the "Appointment") granted by the Secretary of State for the Environment, Food & Rural Affairs (the "Secretary of State") as a water and sewerage undertaker pursuant to the Water Act 1989 (now the Water Industry Act 1991). Appointed undertakers must hold a licence and STWL's licence runs for a minimum of 25 years from 1 September 1989 (although it may be terminated or transferred prior to the end of such period in certain circumstances which are specified in the Water Industry Act 1991 or in the Appointment).

The Secretary of State, the Director General of Water Services ("DGWS") and the EA constitute the principal regulators of the industry. The Water Industry Act 1991 requires the DGWS and the Secretary of State to exercise and perform their statutory powers and duties in a manner each considers best calculated to secure, *inter alia*, that undertakers can finance the proper carrying out of their functions and that, at the same time but subject thereto, to ensure that the interests of customers are protected as regards the fixing and recovery by undertakers of water and drainage charges. Pollution control, water resources management, fisheries management, flood protection and alleviation, and land drainage all fall within the scope of the EA's statutory responsibility.

As a water undertaker, STWL is required to comply with drinking water standards specified in regulations issued by the Secretary of State in respect of a number of substances. STWL believes that in all instances where non-compliance by STWL with such regulations has been material, the Secretary of State has accepted undertakings by STWL to secure or facilitate compliance with such regulations.

As a sewerage undertaker, STWL is required to obtain consents from the EA for discharges of polluting substances into controlled waters from various sources (such as sewage treatment works).

Economic Regulation

STWL is currently allowed to increase the average of its principal charges by the percentage change in the Retail Prices Index plus an adjustment factor ("K") which is currently set for the five year period beginning 1 April 2000 and ending 31 March 2005 at the levels set out below:

2000/2001	–14.1%
2001/2002	–1.0%
2002/2003	–1.0%
2003/2004	0%
2004/2005	+1.0%

On 7 January 1999 STWL's licence was amended to remove large industrial water users from the basket of charges on which STWL's price limits apply. Large users are those customers using not less than 100 million litres of water per year. As a result of this amendment, STWL is unable to recover from all its other customers any revenue it loses from reducing its charges to large users.

STWL estimates that, during the current financial year, some 93 per cent. of STWL's turnover will be within the K price limitation formula and some 7 per cent. will, or could in certain circumstances, be otherwise regulated. The adjustment factor K may be reviewed or adjusted by the DGWS. Under the terms of the Appointment, the DGWS is required to review STWL's price limits every five years. The price limits will be reviewed and reset during 2004. The reset limits will then take effect from 1 April 2005. The DGWS can also adjust price limits between periodic reviews in specific circumstances. As part of the 1999 review of price limits, STWL is required to deliver a programme of water quality and environmental improvements and to maintain or improve services to customers. The 1999 review assumed a capital programme of £2.1 billion over the five year period ending 31 March 2005 although STWL is not obliged to spend this amount, providing required outputs are delivered, including:

- meeting certain water quality improvements required by the Drinking Water Inspectorate;
- meeting certain environmental improvements required by the EA;
- maintaining certain service standards;
- reducing the numbers of properties subject to flooding from sewers; and
- maintaining service ability and assets.

The Water Industry Act 1999 requires free installation for all customers requesting a meter and an end to disconnection for non-payment of water bills for homes, schools and hospitals. Since 1996 STWL has, however, had a scheme in place for free meter installation and prior to the ending of disconnection, the number of disconnections by STWL was, in any event, low. For example, in 1998/99, STWL disconnected only 47 customers (i.e. a rate of less than 2 per 100,000 customers). In addition, with effect from 31 March 2000 The Water Industry Act 1999 removed restrictions previously in place on the use of rateable value as a basis of water charging.

Special Administrative Regime

The Water Industry Act 1991 contains provisions enabling the Secretary of State or the DGWS to secure the general continuity of water supply and sewerage services in England and Wales through the appointment of a special administrator, who would have extensive functions similar to those of an administrator under the Insolvency Act 1986, but with certain important differences. The person appointed as a special administrator would be appointed only for the purposes of transferring as a going concern to one or more different water undertakers or, as the case may be, sewerage undertakers so much of the business of the WASC as was necessary for the proper carrying out of its functions. If a special administration order were made in respect of STWL, it would be for the special administrator to agree the terms of the transfer of all or any of the business of STWL on behalf of STWL, subject to the provisions of the Water Industry Act 1991. Until another company has been appointed as an undertaker in its place and its appointment as a water undertaker or sewerage undertaker is terminated, a WASC may not be wound-up, nor may an administrator under the Insolvency Act 1986 be appointed in respect of it.

During the period of a special administration order, a WASC is managed in such a way as to achieve the purposes of such order and in a manner that seeks to protect the respective interests of members and creditors of the WASC. However, the effect of other provisions of the Water Industry Act 1991 is ultimately to subordinate members' and creditors' rights in favour of the purposes of the special administration order.

Directors of the Guarantor

The Directors of the Guarantor, their functions within STWL and the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within STWL*	*Other functions within the Group and principal activities outside the Group*
Robert Walker	Chairman	Group Chief Executive, Severn Trent Plc Non-executive Director, Wolseley Plc Chairman, Severn Trent Water Utilities Finance Plc
Brian Duckworth	Managing Director	Director, Severn Trent Plc
David Arculus	Non-executive Director	Chairman, Severn Trent Plc Non-executive Director, Barclays Bank PLC
Jonathan Bailey	Customer Relations Director	
John Banyard	Asset Management Director	Director, Severn Trent Plc Director, UK Water Industry Research Limited
Ian Elliott	Director of Engineering	
Anthony Hill	Director	Managing Director, Severn Trent Water International Ltd
Dr. Gerald Noone	Marketing, Sales and Communications Director	
Derek Osborn	Non-executive Director	Non-executive Director, Severn Trent Plc Member, UK Round Table on Sustainable Development Chairman, International Institute for Environment and Development
Mark Wilson	Finance, Regulation and Planning Director	Director, Severn Trent Water Services Plc

The business address of each of the above is 2297 Coventry Road, Birmingham, B26 3PU (the registered and head office of the Guarantor).

CAPITALISATION AND INDEBTEDNESS OF SEVERN TRENT WATER LIMITED

The following is a summary statement of the unaudited consolidated capitalisation and of the unaudited consolidated indebtedness of Severn Trent Water Limited as at 30 September 2001.

	£m
Capitalisation	
Authorised:	
1,000,000,000 ordinary shares of £1 each	1,000.0
	1,000.0
Issued, allotted and fully paid:	
1,000,000,000 ordinary shares of £1 each	1,000.0
Profit and loss account	1,236.5
Total Capitalisation	2,236.5
Indebtedness	
Unsecured – amounts falling due within one year[1]	232.7
– amounts falling due after more than one year[2][3]	1,830.3
Secured – amounts falling due within one year	0
– amounts falling due after more than one year	0
Total Indebtedness	2,063.0
Total Capitalisation and Indebtedness	4,299.5

Notes:

1. The £232.7 million unsecured indebtedness falling due within one year consists of £117.5 million of bonds issued by Severn Trent Water Utilities Finance Plc and £115.2 million of other borrowings and indebtedness. £228.2 million of this indebtedness is guaranteed by other companies in the Group.
2. The £1,830.3 million unsecured indebtedness falling due after more than one year consists of £942.2 million of bonds issued by Severn Trent Water Utilities Finance Plc at a discount and £902.0 million of other borrowings and indebtedness. The outstanding bonds issued by Severn Trent Water Utilities Finance Plc consists of £300 million 6⅛ per cent. Bonds due 2024, £425 million 6¼ per cent. Bonds due 2029, and £217.2 million euro medium term notes issued under the Euro Medium Term Note Programme, all guaranteed by Severn Trent Water Limited. £1,400.2 million of the £1,830.3 million total indebtedness is guaranteed by other companies in the Group.
3. Guarantees have been issued by Severn Trent Water Limited in respect of the bonds issued by Severn Trent Water Utilities Finance Plc in an aggregate amount of £1,059.7 million (and referred to in (2) above). Severn Trent Water Limited has no other material contingent liabilities.
4. £582.6 million of Severn Trent Water's indebtedness is guaranteed by Severn Trent Plc, the balance of Severn Trent Water Limited's indebtedness is unguaranteed.
5. Save as disclosed above, there has been no material change in the consolidated capitalisation, or indebtedness, contingent liabilities or guarantees of Severn Trent Water Limited since 30 September 2001.

TAXATION

United Kingdom Taxation

The comments below, which are of a general nature and are based on current United Kingdom law and Inland Revenue practice describe certain United Kingdom taxation implications of acquiring, holding, or disposing of Notes. The comments apply only to persons who are the beneficial owners of Notes and some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective holders of Notes who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom are strongly advised to consult their own professional advisers.

Interest on the Notes

1. *Payment of interest on the Notes*

   United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, paying agents and collecting agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1 April 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Taxes Act 1988 (the "ICTA") (the London Stock Exchange is such a recognised exchange). Provided, therefore, that the Notes are and remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

   Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom and the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that the beneficial owner is not within the charge to United Kingdom corporation tax in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

   In all other cases (except in the case of payment of interest on such Notes which is not "yearly interest" in which case interest can be paid without withholding or deduction on account of United Kingdom income tax), income tax at the lower rate (currently 20 per cent.) must be withheld from payments of interest on the Notes. This withholding obligation is subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

   Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual, or who, after 5 April 2003, either pays amounts payable on the redemption of Notes to or receives such amounts for the benefit of an individual. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

2. *Proposed EU Savings Directive*

   On 18 July 2001 the EC Commission published a proposal for a new directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the rights of Austria, Belgium and Luxembourg (not including the United Kingdom) to opt instead for a withholding system for a transitional period in relation to such payments, and subject to the proposals not being required to be applied to Notes issued before 1 March 2001 or to tranches of Notes issued before 1 March 2002 and fungible with Notes issued before 1 March 2001 or where the original offering document was certified before that date. The proposals are not yet final, and they may be subject to further amendment and/or clarification.

Direct Assessment

Interest on the Notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding.

However, interest with a United Kingdom source will not be chargeable to United Kingdom tax by direct assessment or if tax has been withheld or deducted, to further United Kingdom tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes in the United Kingdom at all relevant times unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Noteholders.

United Kingdom Corporation Tax Payers

In general, Noteholders within the charge to UK corporation tax will be charged to tax on all returns, profits or gains on, and fluctuations in value of, the Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment. Such Noteholders will generally be charged to tax in each accounting period by reference to interest (and discount) which, in accordance with such Noteholder's authorised accounting method, is applicable to that period. Such Noteholders will also be obliged to bring into account as income profits and losses caused by movements in the currency in which the Notes are denominated against the currency in which, in accordance with "normal accounting practice", the Noteholder accounts for the Notes.

Other United Kingdom Tax Payers

Taxation of Chargeable Gains

Individual holders of Notes may be subject to United Kingdom taxation on capital gains on a disposal or redemption of Notes if they are resident or ordinarily resident in the United Kingdom or if they carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. For individual holders, the exemption from United Kingdom taxation on capital gains for "qualifying corporate bonds" under Section 115 of the Taxation of Chargeable Gains Act 1992 will apply to the Notes if they, *inter alia*, represent and have at all times represented a "normal commercial loan" for the purposes of that exemption, are denominated in Sterling and in respect of which no provision is made for conversion into, or redemption in, a currency other than Sterling. Any Notes constituting "relevant discounted securities" (as mentioned below) will be treated as "qualifying corporate bonds". Where Notes are "qualifying corporate bonds", no chargeable gain and (normally) no allowable loss will arise on a disposal of such Notes.

Accrued Income Scheme

The provisions of the accrued income scheme (the "Scheme") may apply to individuals transferring Notes which bear interest or to individuals to whom such Notes are transferred. On a transfer of securities with accrued interest the Scheme usually applies to deem the transferor to receive an amount of income equal to the accrued interest and to deem the transferee to obtain an equivalent credit to set off against the deemed or actual interest he subsequently receives. However, where a Note constitutes a variable rate security for the purposes of the Scheme, the amount of accrued income deemed to be received by a holder of such a Note upon transfer will be such amount as the Inland Revenue decides is just and reasonable and the transferee will not be entitled to any credit under the Scheme to set against any actual or deemed interest that he receives or is deemed to receive. Generally, persons who are neither resident nor ordinarily resident in the United Kingdom and who do not carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable will not be subject to the provisions of these rules.

Taxation of discount and premium

Where Notes are issued at an issue price of less than 100 per cent. of their principal amount, any payments in respect of the accrued discount will not be made subject to any withholding or deduction on account of United Kingdom income tax as long as they do not constitute payments in respect of interest. Such Notes may constitute "relevant discounted securities" for the purpose of Schedule 13 of the Finance Act 1996, depending on the level of the discount. Where Notes constitute "relevant discounted securities", a holder of such Notes who is within the scope of United Kingdom income tax may be liable to United Kingdom income tax on any profit made on the sale or other disposal (including redemption) of such Notes.

Where Notes are issued with a redemption premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest and, if so, the provisions described above relevant to interest will apply. If the premium does not constitute a payment of interest then such notes may constitute "relevant discounted securities" (as mentioned above).

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 19 December 2001 agreed with the Issuers and the Guarantor a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuers (failing which, the Guarantor) have agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to US tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by US tax regulations. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, US persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, US persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional US selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "FSMA") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) in relation to any Notes which must be redeemed before the first anniversary of the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the relevant Issuer;

(iv) It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Notes in circumstances in which Section 21 (1) of the FSMA does not apply to the Issuer or the Guarantor; and

(v) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

France

Each of the Dealers, the Issuers and the Guarantor has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to Notes, and that such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (*investisseurs qualifiés*) and/or (ii) a restricted circle of investors (*cercle restreint d'investisseurs*), all as defined in and in accordance with Article 6 of *ordonnance* no. 67-833 dated 28 September 1967 (as amended) and *décret* no. 98-880 dated 1 October 1998.

Where an issue of Notes is effected as an exception to the rules relating to an *appel public à l'épargne* in the Republic of France (public offer rules) by way of an offer to a restricted circle of investors (as referred to in (ii) above), such investors must, to the extent that the Notes are offered to 100 or more of such investors, provide certification as to their personal relationship of a professional or family nature with a member of the management of the Issuer. In the context of such exception, investors in the Republic of France may only participate in the issue of Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1 October 1998. Notes may only be issued, directly or indirectly, to the public in the Republic of France in accordance with articles 6 and 7 of *ordonnance* no. 67-833 dated 28 September 1967 (as amended).

The Netherlands

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 ("Wet toezicht effectenverkeer 1995") is applicable and the conditions attached to such exemption or exception are complied with.

Germany

Each Dealer has acknowledged and each further Dealer appointed under the Programme will be required to acknowledge that the Offering Circular is not an admitted prospectus within the meaning of the German Prospectus Act of 13 December 1990 (*Verkaufsprospektgesetz*) as amended and that any primary issue of Notes in Germany is subject to, and each Dealer undertakes to comply with, the restrictions regarding, in particular but not limited to, offerings to the public provided in the German Prospectus Act of 13 December 1990 (*Verkaufsprospektgesetz*) as amended or any other law applicable in Germany governing the issue, offering and sale of securities.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuers, the Guarantor nor any of the other Dealers shall have any responsibility therefor.

None of the Issuers, the Guarantor and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the relevant Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of Notes have been duly authorised:

(a) by resolutions of the Board of Directors of Severn Trent Plc dated 24 November 2000 and 30 November 2001 and of a committee of the Board of Directors of Severn Trent Plc dated 29 November 2000 and 12 December 2001; and

(b) by resolutions of the Board of Directors of Severn Trent Water Utilities Finance Plc dated 29 November 2000 and 12 December 2001.

The giving of the Guarantee has been duly authorised by resolutions of the Board of Directors of Severn Trent Water Limited dated 24 November 2000 and 26 November 2001 and of a committee of the Board of Directors of Severn Trent Water Limited dated 12 December 2001.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or before 19 December 2001.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of each Issuer and from the specified offices of the Paying Agents for the time being:

(i) the memorandum and articles of association of each of the Issuers and the Guarantor;

(ii) the consolidated and/or non-consolidated, as the case may be, audited balance sheets and profits and loss accounts of each of the Issuers and the Guarantor in respect of the financial years ended 31 March 2000 and 2001. The Issuers and the Guarantor each currently prepares either audited consolidated or audited non-consolidated accounts on an annual basis;

(iii) the most recently published audited annual financial statements of each of the Issuers and the Guarantor and the most recently published unaudited interim financial statements (if any) of each of the Issuers and the Guarantor. The Issuers and the Guarantor each currently prepares unaudited consolidated and unaudited non-consolidated interim accounts on a six monthly basis;

(iv) the Programme Agreement, the Agency Agreement, the Trust Deed and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Offering Circular;

(vi) any future offering circulars, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the relevant Issuer and the Paying Agent as to its holding of Notes and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Pricing Supplement.

Significant or Material Change

Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of Severn Trent Plc and its subsidiaries, no significant change in the financial or trading position

of Severn Trent Water Utilities Finance Plc and no significant change in the financial or trading position of the Guarantor and its subsidiaries, in each case, since 30 September 2001. Save as disclosed in this Offering Circular, there has been no material adverse change in the financial position or prospects of Severn Trent Plc and its subsidiaries, no material adverse change in the financial position or prospects of Severn Trent Water Utilities Finance Plc and no material adverse change in the financial position or prospects of the Guarantor and its subsidiaries, in each case, since 31 March 2001.

Litigation

Save as described below none of the Issuers, the Guarantor or any other member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which any of the Issuers or the Guarantor is aware) which may have or have had in the twelve months' preceding the date of this document a significant effect on the financial position of the Issuers, the Guarantor or the Group.

Severn Trent Systems (STS) is currently implementing a customer management software system (CIS Open Vision) for several clients internationally including organisations in the USA. STS has continued to experience problems with some CIS Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. One of its clients, the City of Portland, has made specific reference to the possibility of litigation. However, it is believed that both parties wish to secure an amicable settlement, but, in the absence of such settlement, litigation could be instigated by either party in pursuit of that party's perceived entitlements. No actual proceedings have been commenced in respect of any of the CIS Open Vision contracts.

Auditors

The auditors of each of the Issuers and the Guarantor are PricewaterhouseCoopers, Chartered Accountants, who have audited the accounts of each of the Issuers and the Guarantor, without qualification, in accordance with generally accepted auditing standards in the United Kingdom for each of the three financial years ended on 31 March 1999, 2000 and 2001.

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on liability of the Auditors.

European Monetary Union

The third stage of European economic and monetary union commenced on 1 January 1999 when the value of the euro as against the currencies of the member states participating in the third stage was irrevocably fixed and the euro became a currency in its own right. With effect from 1 January 2002 the participating member currencies will cease to exist.

THE ISSUERS

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Severn Trent Water Utilities Finance Plc
2297 Coventry Road
Birmingham B26 3PU

THE GUARANTOR

Severn Trent Water Limited
2297 Coventry Road
Birmingham B26 3PU

THE TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor, 100 Wood Street
London EC2V 7EX

THE AGENT

HSBC Bank plc
Mariner House, Pepys Street
London EC3N 4DA

PAYING AGENT

Dexia Banque International à Luxembourg, S.A.
69 Route d'Esch
L-2953 Luxembourg

LEGAL ADVISERS

To the Issuers and the Guarantor as to English law

Slaughter and May
35 Basinghall Street
London EC2V 5DB

To the Dealers and the Trustee as to English law

Allen & Overy
One New Change
London EC4M 9QQ

AUDITORS

To the Issuers and the Guarantor

PricewaterhouseCoopers
Temple Court, 35 Bull Street
Birmingham B4 6JT

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BQ

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

AUTHORISED ADVISER

Deutsche Bank AG London
Winchester House
1 Great Winchester House
London EC2N 2DB

Printed by greenaways, a member of the ormolu group
London, Edinburgh, Leeds, Manchester, New York, Paris



SCHEDULE 3B

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SPECIALIST AND MISCELLANEOUS SECURITIES)

To: UK Listing Authority 19 December 2001

Details of securities to be listed

Severn Trent plc and Severn Trent Water Utilities Finance plc ("the issuers") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority. **Severn Trent Water Limited** is acting as Guarantor.
Amounts and descriptions of securities for which application is now being made (where the securities are to be issued under a programme, give a description of the programme and the maximum amount of securities which may be listed at any one time):
☒ 2,500,000,000 Euro Medium Term Note Programme
Type of issue for which application is being made:
EMTN Programme

03 JUL -2 PM 7:21

Please specify where the issuer is listed and the nature of the listing	
Primary	London Stock Exchange
Secondary	N/A

Please specify on which RIEs the issuer has applied to have its securities traded
London Stock Exchange



Declaration

We acknowledge our obligations arising under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly, we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules of the UK Listing Authority from time to time so far as applicable to the issuer. We acknowledge the obligation to comply with the continuing obligations and the requirements in paragraphs 5.14 to 5.16 to publish supplementary listing particulars or a supplementary prospectus if, at any time after listing particulars or a prospectus have been approved and before dealings in any securities covered by this application commence, the issuer becomes aware that:

(a) there has been a significant change affecting any matter contained in the listing particulars or prospectus; or

(b) a significant new matter has arisen the inclusion of information in respect of which would have been required to be mentioned in the listing particulars or prospectus if it had arisen at the time of their preparation.

Signed

Director, secretary or other duly authorised officer, agent or attorney for and on behalf of

Name of Issuer **Severn Trent plc**

Declaration
We acknowledge our obligations arising under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly, we declare that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules of the UK Listing Authority from time to time so far as applicable to the issuer. We acknowledge the obligation to comply with the continuing obligations and the requirements in paragraphs 5.14 to 5.16 to publish supplementary listing particulars or a supplementary prospectus if, at any time after listing particulars or a prospectus have been approved and before dealings in any securities covered by this application commence, the issuer becomes aware that:
(a) there has been a significant change affecting any matter contained in the listing particulars or prospectus; or
(b) a significant new matter has arisen the inclusion of information in respect of which would have been required to be mentioned in the listing particulars or prospectus if it had arisen at the time of their preparation.



Signed
Director, secretary or other duly authorised officer, agent or attorney for and on behalf of
Name of Issuer **Severn Trent Water Utilities Finance plc**

Declaration
We acknowledge our obligations arising under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly, we declare that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules of the UK Listing Authority from time to time so far as applicable to the issuer. We acknowledge the obligation to comply with the continuing obligations and the requirements in paragraphs 5.14 to 5.16 to publish supplementary listing particulars or a supplementary prospectus if, at any time after listing particulars or a prospectus have been approved and before dealings in any securities covered by this application commence, the issuer becomes aware that:
(a) there has been a significant change affecting any matter contained in the listing particulars or prospectus; or
(b) a significant new matter has arisen the inclusion of information in respect of which would have been required to be mentioned in the listing particulars or prospectus if it had arisen at the time of their preparation.

Signed 	
Director, secretary or other duly authorised officer, ~~agent or attorney~~ for and on behalf of	
Name of Guarantor	**Severn Trent Water Limited**

Deutsche Bank 

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel +44 (0) 20 7545 8000
Fax +44 (0) 20 7545 4465

To: Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Severn Trent Water Utilities Finance Plc
2297 Coventry Road
Birmingham B26 3PU

cc: The UK Listing Authority
Capital Markets Section
25 The North Colonnade
Canary Wharf
LONDON E14 5HS

In relation to the application by Severn Trent Plc and Severn Trent Water Utilities Finance Plc for their €2,500,000,000 Guaranteed Medium Term Note Programme to be admitted to the Official List, we, as the authorised adviser to Severn Trent Plc and Severn Trent Water Utilities Finance Plc, hereby confirm that to the best of the our knowledge and belief all of the documents required to be included in the application for listing by the Listing Rules have been supplied to the UK Listing Authority and all relevant requirements of the listing rules have been complied with.

Dated: 19th December, 2001.

Deutsche Bank AG London

By: [signature] By: [signature]

Title: Associate VP Title: VICE PRESIDENT

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 20th December 2001.

Application has been made to the Financial Services Authority in its capacity as UK Listing Authority (the "UK Listing Authority") for the Notes to be admitted to the Official List maintained by the UK Listing Authority and to be admitted to trading by the London Stock Exchange.

DETAILS OF ISSUE: €2,500,000,000 Euro Medium Term Note Programme

ISSUER:
1. Severn Trent Plc
2. Severn Trent Water Utilities Finance Plc

INCORPORATED IN:
1. England and Wales
2. England and Wales

GUARANTOR: Severn Trent Water Limited

INCORPORATED IN: England and Wales

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

The specified office in London of HSBC, 9 Mariner House, Pepys Street, London EC3N 4DA; and at the head office of the Issuers, presently at Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

November 2001

Debt Securities – Issue of

03 JUL -2 AM 7:21

Name of Company: .... **Severn Trent plc** ....

Nature of Transaction: ...... **Euro Medium Term Note Programme Update** ...

Name of Listing Agent: ..... **Deutsche Bank AG London** ....

Date Submitted: .... **19th December, 2001** ....

Rule	Page Ref No.	Proof Number	Comment (where applicable)
6.H.02	N/A	1	Declaration for whole document
6.H.03	2	1	
6.H.04	58, 59	1	
6.H.05	58	1	
6.H.09	N/A	1	No reports included
6.I.01	1	1	
6.I.03	2	1	
6.I.04	1, 7	1	
6.I.05	7, 20	1	
6.I.06	N/A	1	Not relevant for Programme
6.I.08 a	52	1	
6.I.09	9, 35	1	
6.I.10	8, 30	1	
6.I.11	59	1	
6.I.12	7	1	
6.I.14	7, 22	1	
6.I.15	36	1	
6.I.16	11	1	
6.I.21	N/A	1	No guarantee
6.I.23 a	19, 59	1	
6.I.24	N/A	1	No subordination
6.I.25	10, 41	1	
6.I.26	7, 11	1	
6.I.27	10, 54	1	
6.I.28	1, 9	1	
6.I.31	N/A	1	Not relevant for Programme
6.I.33 g	N/A	1	Not relevant for Programme
6.I.33 h	42	1	
6.I.34	21	1	
6.I.35	N/A	1	Not relevant for Programme
6.I.38	N/A	1	Issuer incorporated in UK
6.J.01	59	1	
6.J.02	1	1	
6.J.03 *	Not relevant	1	Equity listed on Official List

ICM:558055.2

November 2001

Rule	Page Ref No.	Proof Number	Comment (where applicable)
6.J.04 *	Not relevant	1	Equity listed on Official List
6.J.06 *	Not relevant	1	Equity listed on Official List
6.J.07 a	57	1	
6.J.07 b	57	1	
6.J.07 c	57	1	
6.J.07 d	N/A	1	Not relevant for Programme
6.J.07 e	N/A	1	No reports included
6.J.07 g	45	1	
6.J.08	N/A	1	All documents in English
6.J.09	45	1	
6.J.11	43	1	
6.J.14 a	20, 21	1	
6.K.01 *	Not relevant	1	Equity listed on Official List
6.K.07	58	1	
6.L.01 *	Not relevant	1	Equity listed on Official List
6.L.04 c	57	1	
6.L.06	45	1	
6.M.01 a	44	1	
6.M.01 b	N/A	1	No partners
6.N.01 a	57	1	
6.N.02	N/A	1	N/A: no forecast.
23.11 b	57	1	
23.11 f	57	1	
23.22 l	38	1	

*denotes rules relating to a "New" applicant.

The information/items marked "N/A" above are not applicable and no equivalent information is available.

Signed

By: ......

for and on behalf of:
Allen & Overy as agent of
Deutsche Bank AG London

November 2001

Debt Securities - Guarantor

Name of Company: .... **Severn Trent Water Limited** ....

Nature of Transaction: ...... **Euro Medium Term Note Programme Update** ....

Name of Listing Agent: ..... **Deutsche Bank AG London** ....

Date Submitted: .... **19th December 2001** ....

Rule	Page Ref No.	Proof Number	Comment (where applicable)
6.H.02	N/A	1	Declaration for whole document
6.H.03	2	1	
6.H.04	58, 59	1	
6.H.05	58	1	
6.H.09	N/A	1	No reports included
6.J.01	59	1	
6.J.02	1	1	
6.J.03 *	Not relevant	1	Equity listed on Official List
6.J.04 *	Not relevant	1	Equity listed on Official List
6.J.06 *	Not relevant	1	Equity listed on Official List
6.J.07 a	57	1	
6.J.07 b	57	1	
6.J.07 c	57	1	
6.J.07 d	N/A	1	Not relevant for Programme
6.J.07 e	N/A	1	No reports included
6.J.07 g	47	1	
6.J.08	N/A	1	All documents in English
6.J.09	47	1	
6.J.11	48	1	
6.J.14 a	20,21	1	
6.K.01 *	Not relevant	1	Guarantor of listed debt
6.K.07	58	1	
6.L.01 *	Not relevant	1	Guarantor of listed debt
6.L.04 c	57	1	
6.L.06	51	1	
6.M.01 a	46	1	
6.M.01 b	N/A	1	No partners
6.N.01 a	57	1	
6.N.02	N/A	1	No forecast

November 2001

* denotes rules relating to a "New" applicant.

The information/items marked "N/A" above are not applicable and no equivalent information is available.

Signed

By: 

for and on behalf of:
Allen & Overy as agent of
Deutsche Bank AG London

November 2001

Debt Securities – Issue of

Name of Company: ....**Severn Trent Water Utilities Finance plc**..........

Nature of Transaction: ......**Euro Medium Term Note Programme Update**...

Name of Listing Agent: .....**Deutsche Bank AG London**..............................

Date Submitted: ....**19th December 2001**...

Rule	Page Ref No.	Proof Number	Comment (where applicable)
6.H.02	N/A	1	Declaration for whole document
6.H.03	2	1	
6.H.04	58, 59	1	
6.H.05	58	1	
6.H.09	N/A	1	No reports included
6.I.01	1	1	
6.I.03	2	1	
6.I.04	1, 7	1	
6.I.05	7, 20	1	
6.I.06	N/A	1	Not relevant for Programme
6.I.08 a	52	1	
6.I.09	9, 35	1	
6.I.10	8, 30	1	
6.I.11	59	1	
6.I.12	7	1	
6.I.14	7, 22	1	
6.I.15	36	1	
6.I.16	11	1	
6.I.21	9, 21	1	
6.I.23 a	19, 59	1	
6.I.24	N/A	1	No subordination
6.I.25	10, 41	1	
6.I.26	7, 11	1	
6.I.27	10, 54	1	
6.I.28	1, 9	1	
6.I.31	N/A	1	Not relevant for Programme
6.I.33 g	N/A	1	Not relevant for Programme
6.I.33 h	42	1	
6.I.34	21	1	
6.I.35	N/A	1	Not relevant for Programme
6.I.38	N/A	1	Issuer incorporated in UK
6.J.01	59	1	
6.J.02	1	1	
6.J.03 *	Not relevant	1	Equity listed on Official List

November 2001

Rule	Page Ref No.	Proof Number	Comment (where applicable)
6.J.04 *	Not relevant	1	Equity listed on Official List
6.J.06 *	Not relevant	1	Equity listed on Official List
6.J.07 a	57	1	
6.J.07 b	57	1	
6.J.07 c	57	1	
6.J.07 d	N/A	1	Not relevant for Programme
6.J.07 e	N/A	1	No reports included
6.J.07 g	47	1	
6.J.08	N/A	1	All documents in English
6.J.09	47	1	
6.J.11	48	1	
6.J.14 a	20,21	1	
6.K.01 *	Not relevant	1	Equity listed on Official List
6.K.07	58	1	
6.L.01 *	Not relevant	1	Equity listed on Official List
6.L.04 c	57	1	
6.L.06	47	1	
6.M.01 a	46	1	
6.M.01 b	N/A	1	No partners
6.N.01 a	57	1	
6.N.02	N/A	1	N/A: no forecast.
23.11 b	57	1	
23.11 f	57	1	
23.22 l	38	1	

*denotes rules relating to a "New" applicant.

The information/items marked "N/A" above are not applicable and no equivalent information is available.

Signed

By: 

for and on behalf of:
Allen & Overy as agent of
Deutsche Bank AG London

ICM:558058.21

Offering Circular




SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

SEVERN TRENT PLC

(Incorporated with limited liability in England and Wales with registered number 2366619)

as an Issuer

SEVERN TRENT WATER UTILITIES FINANCE PLC

(incorporated with limited liability in England and Wales with registered number 2914860)

as an Issuer

€2,500,000,000

Euro Medium Term Note Programme

SEVERN TRENT WATER LIMITED

(incorporated with limited liability in England and Wales with registered number 2366686)

as Guarantor of Notes issued by Severn Trent Water Utilities Finance Plc

On 19 December 2000, Severn Trent Plc and Severn Trent Water Utilities Finance Plc (each an "Issuer" and together the "Issuers") established a Euro Medium Term Note Programme (the "Programme") and issued an offering circular on that date describing the Programme. This Offering Circular supersedes any offering circular with respect to the Programme issued prior to the date hereof. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions described herein, but this Offering Circular does not affect the terms of any Notes issued prior to the date hereof.

Under the Programme (the Issuers) may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined herein).

The payments of all amounts payable in respect of Notes issued by Severn Trent Water Utilities Finance Plc ("STWUF") will be unconditionally and irrevocably guaranteed by Severn Trent Water Limited (the "Guarantor").

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €2,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe for such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer, (where the relevant Issuer is STWUF) the Guarantor and the relevant Dealer. The Issuers may also issue unlisted Notes.

Notes issued under the Programme may be rated or unrated. Unless otherwise specified in the applicable Pricing Supplement, Notes issued under the Programme by Severn Trent Plc with a maturity of more than one year will be rated A2 by Moody's Investors Service Limited ("Moody's") and A by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"), Notes issued under the Programme by STWUF with a maturity of more than one year will be rated A1 by Moody's and A+ by Standard & Poor's and Notes issued under the Programme by Severn Trent Plc and by STWUF with a maturity of one year or less will be rated P-1 by Moody's and A-1 by Standard & Poor's. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating referred to above. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

The relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or new listing particulars, as appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

Barclays Capital | **Deutsche Bank**

HSBC | **Schroder Salomon Smith Barney**

The Royal Bank of Scotland

The date of this Offering Circular is 19 December 2001

Offering Circular


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

SEVERN TRENT PLC

(incorporated with limited liability in England and Wales with registered number 2366619)

as an Issuer

SEVERN TRENT WATER UTILITIES FINANCE PLC

(incorporated with limited liability in England and Wales with registered number 2914860)

as an Issuer

€2,500,000,000

Euro Medium Term Note Programme

SEVERN TRENT WATER LIMITED

(incorporated with limited liability in England and Wales with registered number 2366686)

as Guarantor of Notes issued by Severn Trent Water Utilities Finance Plc

On 18 December 2000, Severn Trent Plc and Severn Trent Water Utilities Finance Plc (each an "Issuer" and together the "Issuers") established a Euro Medium Term Note Programme (the "Programme") and issued an offering circular on that date describing the Programme. This Offering Circular supersedes any offering circular with respect to the Programme issued prior to the date hereof. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions described herein, but this Offering Circular does not affect the terms of any Notes issued prior to the date hereof.

Under the Programme (the Issuers) may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined herein).

The payments of all amounts payable in respect of Notes issued by Severn Trent Water Utilities Finance Plc ("STWUF") will be unconditionally and irrevocably guaranteed by Severn Trent Water Limited (the "Guarantor").

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €2,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe for such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer, (where the relevant Issuer is STWUF) the Guarantor and the relevant Dealer. The Issuers may also issue unlisted Notes.

Notes issued under the Programme may be rated or unrated. Unless otherwise specified in the applicable Pricing Supplement, Notes issued under the Programme by Severn Trent Plc with a maturity of more than one year will be rated A2 by Moody's Investors Service Limited ("Moody's") and A by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"), Notes issued under the Programme by STWUF with a maturity of more than one year will be rated A1 by Moody's and A+ by Standard & Poor's and Notes issued under the Programme by Severn Trent Plc and by STWUF with a maturity of one year or less will be rated P-1 by Moody's and A-1 by Standard & Poor's. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating referred to above. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

The relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or new listing particulars, as appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

Barclays Capital
Deutsche Bank
HSBC
Schroder Salomon Smith Barney
The Royal Bank of Scotland

The date of this Offering Circular is 19 December 2001

ALLEN & OVERY

One New Change
London EC4M 9QQ

Telephone: (020) 7330 3000
Direct Line: (020) 7330 3752
Fax (Group 3): (020) 7330 9999
Fax (Group 4): (020) 7248 1100
DX No. 73

www.allenovery.com

Our Ref: SMM ICM:557165.1

19th December, 2001

BY HAND - 15437-01703 SMM

The Registrar of Companies
Companies House
21 Bloomsbury Street
London
WC1

Dear Sir,

Severn Trent € 2,500,000,000 EMTN Programme Update 2001

We enclose herewith for registration on behalf of the above companies, in accordance with Section 149 of the Financial Services Act 1986, six copies of the Offering Circular comprising listing particulars published today.

Please acknowledge receipt by returning the enclosed copy of this letter.

Yours faithfully



Allen & Overy


19 DEC 2001
L.C.
HOUSE

We acknowledge safe receipt of the above documentation

Signed: ....

Date: ....


1999



03 JAN -2 AM 7:21

London STOCK EXCHANGE

21st December 2001

London EC2N 1HP
Telephone 020 7797 1000
www.londonstockexchange.com

Daniel Moore
Allen & Overy
One New Change
London
EC4M 9QQ

Dear Daniel

SEVERN TRENT PLC/Severn Trent Water Utilities Finance PLC

Your application in respect of the following programme regarding admission to the London Stock Exchange's Official List has been approved.

EUR2,500,000,000 Euro Medium Term Note Programme

If you have any queries or require further information, please contact me on the number shown below.

Yours sincerely

Michael Wallis
Adviser
Securities Management
020 7797 1586

Ref: RA/Severn Trent/EMTN/1/C00002-0002

Offering Circular

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

SEVERN TRENT PLC

(incorporated with limited liability in England and Wales with registered number 2366619)

as an Issuer

SEVERN TRENT WATER UTILITIES FINANCE PLC

(incorporated with limited liability in England and Wales with registered number 2914860)

as an Issuer

€2,500,000,000

Euro Medium Term Note Programme

SEVERN TRENT WATER LIMITED

(incorporated with limited liability in England and Wales with registered number 2366686)

as Guarantor of Notes issued by Severn Trent Water Utilities Finance Plc

On 18 December 2000, Severn Trent Plc and Severn Trent Water Utilities Finance Plc (each an "Issuer" and together the "Issuers") established a Euro Medium Term Note Programme (the "Programme") and issued an offering circular on that date describing the Programme. This Offering Circular supersedes any offering circular with respect to the Programme issued prior to the date hereof. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions described herein, but this Offering Circular does not affect the terms of any Notes issued prior to the date hereof.

Under the Programme the Issuers may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined herein).

The payments of all amounts payable in respect of Notes issued by Severn Trent Water Utilities Finance Plc ("STWUF") will be unconditionally and irrevocably guaranteed by Severn Trent Water Limited (the "Guarantor").

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €2,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe for such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor and the relevant Dealer. The Issuers may also issue unlisted Notes.

Notes issued under the Programme may be rated or unrated. Unless otherwise specified in the applicable Pricing Supplement, Notes issued under the Programme by Severn Trent Plc with a maturity of more than one year will be rated A2 by Moody's Investors Service Limited ("Moody's") and A by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"). Notes issued under the Programme by STWUF with a maturity of more than one year will be rated A1 by Moody's and A+ by Standard & Poor's and Notes issued under the Programme by Severn Trent Plc and by STWUF with a maturity of one year or less will be rated P-1 by Moody's and A-1 by Standard & Poor's. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating referred to above. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

The relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or new listing particulars, as appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

Barclays Capital **Deutsche Bank**

HSBC **Schroder Salomon Smith Barney**

The Royal Bank of Scotland

The date of this Offering Circular is 21 January 2003

The Issuers and the Guarantor accept responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuers and the Guarantor (each having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this Offering Circular, which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000 (the "Listing Particulars") in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities and issued during the period of 12 months from the date of this Offering Circular, have been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List) will be available from FT Business Research Centre, operated by FT Electronic Publishing at Fitzroy House, 13-15 Epworth Street, London EC2A 4DL, and from the specified office set out herein of each of the Paying Agents (as defined herein).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular but do not form part of the Listing Particulars.

The Issuers have confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the listing rules of the UK Listing Authority. The Issuers believe that none of the information incorporated in the Offering Circular by reference conflicts in any material respect with the information included in the Listing Particulars.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuers or the Guarantor in connection with the Programme. None of Dealers or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuers or the Guarantor in connection with the Programme.

No person is or has been authorised by the Issuers, the Guarantor or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuers, the Guarantor, the Trustee or any of the Dealers.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuers, the Guarantor, the Trustee or any of the Dealers that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should subscribe for or purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the relevant Issuer and/or the Guarantor. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuers, the Guarantor, the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuers and/or the Guarantor is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuers or the Guarantor during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, inter alia, *the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.*

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to US tax law requirements. Subject to certain exceptions,

Notes may not be offered, sold or delivered within the United States or to United States persons (see "Subscription and Sale").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuers, the Guarantor, the Trustee and the Dealers do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuers, the Guarantor, the Trustee or the Dealers (save for the approval of this document as listing particulars by the UK Listing Authority and delivery of copies of this document to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, France, The Netherlands and Germany – see "Subscription and Sale".

All references in this Offering Circular to "US dollars", "US$" and "$" are to United States dollars, all references to "Sterling" and "£" are to pounds sterling and all references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined herein) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the stabilising manager or its agent to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Offering Circular (provided, however, that such incorporated documents do not form a part of the Listing Particulars):

(a) as applicable, the most recently published audited consolidated and/or audited non-consolidated annual financial statements and, if published later, the most recently published consolidated and/or non-consolidated interim financial statements (if any) of each of the Issuers and the Guarantor – see "General Information" for a description of the financial statements currently published by each of the Issuers and the Guarantor; and

(b) all supplements or amendments to this Offering Circular circulated by the Issuers and/or the Guarantor from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The Issuers and the Guarantor will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuers or the Guarantor at their registered offices set out at the end of this Offering Circular. In addition, such documents will be available from the specified office of the Agent in England for Notes admitted to the Official List.

The Issuers and the Guarantor have undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale") to comply with sections 81 and 83 of the Financial Services and Markets Act 2000.

If the terms of the Programme are modified or amended in a manner which would make this Offering Circular inaccurate or misleading, a new offering circular will be prepared.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this summary.

Issuers:	Severn Trent Plc Severn Trent Water Utilities Finance Plc
Guarantor of Notes issued by STWUF:	Severn Trent Water Limited
Description:	Euro Medium Term Note Programme
Arranger:	Deutsche Bank AG London
Dealers:	Barclays Bank PLC Deutsche Bank AG London HSBC Bank plc Salomon Brothers International Limited The Royal Bank of Scotland plc and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Offering Circular. Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2 December 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes. Notes having a maturity of less than one year will, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a redemption value of at least £100,000 or its equivalent, see *"Subscription and Sale"*.
Agent:	HSBC Bank plc

Trustee: The Law Debenture Trust Corporation p.l.c.

Programme Size: Up to €2,500,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) outstanding at any time. The Issuers and the Guarantor may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution: Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Currencies: Subject to any applicable legal or regulatory restrictions, any currency agreed between the relevant Issuer and the relevant Dealer.

Redenomination: The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro.

Maturities: Such maturities as may be agreed between the relevant Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Issuer or the relevant Specified Currency.

Issue Price: Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Notes: The Notes will be issued in bearer form as described in "Form of the Notes".

Fixed Rate Notes: Fixed interest will be payable on such date or dates as may be agreed between the relevant Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Pricing Supplement).

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Pricing Supplement).

The margin (if any) relating to such floating rate will be agreed between the relevant Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the relevant Issuer and the relevant Dealer may agree (and indicated in the applicable Pricing Supplement).

Index Linked Notes which are issued as an *appel public à l'épargne* in France must be issued in compliance with the *Principes Généraux* from time to time set by the *Commission des Opérations de Bourse* and *the Conseil des Bourses de Valeurs* or any successor body thereto.

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the relevant Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Pricing Supplement).
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Pricing Supplement).
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.
Redemption:	The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the relevant Issuer and/or the Noteholders upon giving notice to the Noteholders or the relevant Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the relevant Issuer and the relevant Dealer. The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement. Notes having a maturity of less than one year are subject to restrictions on their redemption value and distribution, see "Certain Restrictions" above.
Put Event:	Notes with a maturity of more than 20 years will be subject to a Put Event. If, at any time while any such Note remains outstanding, a Put Event occurs, then (other than in certain circumstances described in Condition 6(e)) the holder of such Note will, upon the giving of a Put Event Notice (as defined in Condition 6(e)), have the option to require the relevant Issuer to redeem the Note on the Put Date (as defined in Condition 6(e)) at the Event Put Amount (as indicated in the applicable Pricing Supplement), together with interest accrued up to (but excluding) the Put Date. A Put Event occurs if (i) the appointment of Severn Trent Water Limited as in effect on the date of this document as the water undertaker and sewerage undertaker for the areas described in the Instrument of Appointment dated August 1989 made by the Secretary of State under sections 11 and 14 of the Water Act 1989 (now section 6 of the Water Industry Act 1991) is terminated other than in respect of such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991 or (ii) a Restructuring Event (as defined in Condition 6(e)) occurs and, within the Restructuring Period (as defined in Condition 6(e)), certain other conditions described in Condition 6(e) occur or (iii) in the case of Notes issued by Severn Trent Plc, Severn Trent Water Limited ceases to be a Subsidiary of Severn Trent Plc.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the relevant Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required

from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, see "Certain Restrictions" above.

Taxation:

All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax, subject as provided in Condition 7. In the event that any such deduction is made, the relevant Issuer or, as the case may be, (where the relevant Issuer is STWUF) the Guarantor will, save in certain customary circumstances provided in Condition 7, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge:

The terms of the Notes will contain a negative pledge provision as further described in Condition 3.

Cross Default:

The terms of the Notes will contain a cross default provision as further described in Condition 9.

Status of the Notes:

The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the relevant Issuer and will rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the relevant Issuer, from time to time outstanding.

Guarantee of Notes issued by STWUF:

Notes issued by STWUF will be unconditionally and irrevocably guaranteed by the Guarantor. The obligations of the Guarantor under such guarantee will be direct, unconditional and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and will rank *pari passu* and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.

Rating:

Notes issued under the Programme may be rated or unrated. Unless otherwise indicated in the applicable Pricing Statement, Notes issued under the Programme by Severn Trent Plc with a maturity of more than one year will be rated A2 by Moody's and A by Standard & Poor's, Notes issued under the Programme by STWUF with a maturity of more than one year will be rated A1 by Moody's and A+ by Standard & Poor's and Notes issued under the Programme by Severn Trent Plc and by STWUF with a maturity of one year or less will be rated P-1 by Moody's and A-1 by Standard & Poor's. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating referred to above. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

Listing:

Application has been made for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer and (where the Issuer is STWUF) the Guarantor and the relevant Dealer in relation to each Series.

Unlisted Notes may also be issued.

The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).

Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the United Kingdom, Japan, France, The Netherlands and Germany and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes – see "Subscription and Sale".

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will initially be represented by a temporary global note (a "Temporary Global Note") or, if so specified in the applicable Pricing Supplement, a permanent Global Note (a "Permanent Global Note") which will be delivered on or prior to the original issue date of the Tranche to a common depositary (the "Common Depositary") for Euroclear Bank, S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not United States persons or persons who have purchased for resale to any United States person, as required by US Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which, in respect of each Tranche in respect of which a Temporary Global Note is issued, is 40 days after the Temporary Global Note is issued, interests in such Temporary Global Note will be exchangeable (free of charge), upon a request as described therein, for either (i) interests in a Permanent Global Note of the same Series or (ii) definitive Notes of the same Series with, where applicable, Receipts, Coupons and Talons attached (each as defined in "Terms and Conditions of the Notes") (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

The applicable Pricing Supplement will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, Receipts, Coupons and Talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 9) has occurred and is continuing, (ii) the relevant Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any such case, no successor clearing system satisfactory to the Trustee is available or (iii) the relevant Issuer or, as the case may be, (where the relevant Issuer is STWUF) the Guarantor has or will become subject to adverse tax consequences which would not be suffered were the Notes in definitive form and a certificate to such effect is given by two Directors of the relevant Issuer or, as the case may be, (where the relevant Issuer is STWUF) the Guarantor to the Trustee. The relevant Issuer will promptly give notice to Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the relevant Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 60 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all Receipts and Coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, Receipts or Coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes or Receipts or Coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the relevant Issuer, the Agent and the Trustee.

FORM OF PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[Date]

[Severn Trent Plc/Severn Trent Water Utilities Finance Plc]

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
[Guaranteed by Severn Trent Water Limited]
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated [ ]. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.]

[If the Notes have a maturity of less than one year from the date of their issue, the minimum redemption value must be £100,000 or its equivalent in any other currency.]

1.	[(i)] Issuer:	[Severn Trent Plc/Severn Trent Water Utilities Finance Plc]
	[(ii) Guarantor:	[Severn Trent Water Limited]]
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount of the Tranche [plus accrued interest from [insert date] (*in the case of fungible issues only, if applicable*)
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [ ]
7.	[(i)] Issue Date [and Interest Commencement Date]:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*Fixed rate – specify date*/Floating rate – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (*further particulars specified below*)

10. Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
11. Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
12. Put/Call Options:	[Investor Put] [Issuer Call] [*(further particulars specified below)*]
13. [(i)] Status of the Notes:	[Senior]
[(ii) Status of the Guarantee:	[Senior]]
14. Listing:	[London/*specify other*/None]
15. Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/ quarterly] in arrear] (*If payable other than annually, consider amending Condition 4*)
(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/ [*specify other*] (*NB: This will need to be amended in the case of long or short coupons*)
(iii) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
(v) Day Count Fraction:	[30/360 or Actual/Actual (ISMA) or specify other] (*NB: Actual/Actual (ISMA) is normally only appropriate for Fixed Rate Notes denominated in euros*)
(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] (*NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration and is only relevant where Day Count Fraction is Actual/Actual (ISMA)*)
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
17. Floating Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
(iii) Additional Business Centre(s):	[ ]

(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi) Screen Rate Determination:	
– Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement*)
– Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii) ISDA Determination:	
– Floating Rate Option:	[ ]
– Designated Maturity:	[ ]
– Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum
(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] (*See Condition 4 for alternatives*)
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	[ ]
18. Zero Coupon Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Accrual Yield:	[ ] per cent. per annum
(ii) Reference Price:	[ ]
(iii) Any other formula/basis of determining amount payable:	[ ] (*Consider applicable day count fraction if euro denominated*)

(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(f)(iii) and (k) apply/*specify other*]
19. Index Linked Interest Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
(i) Index/Formula:	[*give or annex details*]
(ii) Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
(iii) Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/*specify other*]
(vi) Additional Business Centre(s):	[ ]
(vii) Minimum Rate of Interest:	[ ] per cent. per annum
(viii) Maximum Rate of Interest:	[ ] per cent. per annum
(ix) Day Count Fraction:	[ ]
20. Dual Currency Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Rate of Exchange/method of calculating Rate of Exchange:	[give details]
(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

21. Issuer Call:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ]

	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Higher Redemption Amount:	[ ]
	(iv) Notice period (if other than as set out in the Terms and Conditions):	[ ]
22.	Investor Put:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ]
	(iii) Notice period (if other than as set out in the Terms and Conditions):	[ ]
23.	Final Redemption Amount	[Nominal Amount/*specify other/see Appendix*]
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	[ ]
25.	Put Event:	[Applicable/Not Applicable] (*NB: Only applicable to Notes with a maturity of more than 20 years. If applicable, specify Event Put Amount*)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details] (*NB: This item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate*)
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details.*] (*NB: A new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*)

30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable/give details]
	(ii) Instalment Date(s):	[Not Applicable/give details]
31.	Redenomination applicable:	Redenomination [not] applicable (*If Redenomination is applicable, specify the terms of the redenomination in an Annex to the Pricing Supplement*)
32.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
34.	If non-syndicated, name of relevant Dealer:	[ ]
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
36.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
38.	Delivery:	Delivery [against/free of] payment
39.	Additional Paying Agent(s) (if any):	[ ]

ISIN:	[ ]
Common Code:	[ ]

[LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.]

RESPONSIBILITY

The Issuer [and the Guarantor] accept[s] responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:	[Signed on behalf of the Guarantor:
By:	By: . . . .
Duly authorised	Duly authorised]

If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 4, 5, 6 (except Condition 6(b)), 10, 11, 12, 13 (insofar as such Notes are not listed or admitted to trade on any stock exchange) or 15, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, supplementary Listing Particulars will be prepared, if appropriate.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the relevant Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" *for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.*

This Note is one of a Series (as defined below) of Notes issued by Severn Trent Plc ("Severn Trent") or Severn Trent Water Utilities Finance Plc ("STWUF" and, together with Severn Trent, the "Issuers" and each an "Issuer") constituted by a Trust Deed dated 18 December 2000 (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed") and made between the Issuers, Severn Trent Water Limited (the "Guarantor") in its capacity as guarantor of Notes issued by STWUF and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee", which expression shall include any successor trustee) for the holders of the Notes (the "Noteholders" or "holders" which expression shall mean in relation to Notes in definitive form, the bearers thereof, and shall, in relation to Notes represented by a Global Note, be construed as provided below).

References in these Terms and Conditions to the "Issuer" shall be to the Issuer of the Notes specified as such in the applicable Pricing Supplement (as defined below). References in these Terms and Conditions to the "Guarantor" shall only be applicable if STWUF is specified as the Issuer of the Notes in the applicable Pricing Supplement.

References in these Terms and Conditions to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement dated 18 December 2000 (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the "Agency Agreement") and made between the Issuers, the Guarantor, HSBC Bank plc as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent), the Trustee and the other paying agents named therein (together with the Agent, unless the context otherwise requires, the "Paying Agents", which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions (the "Terms and Conditions") and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify the Terms and Conditions for the purposes of this Note. References in these Terms and Conditions to the "applicable Pricing Supplement" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

Any reference in these Terms and Conditions to "Receiptholders" shall mean the holders of the Receipts and any reference in these Terms and Conditions to "Couponholders" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used in these Terms and Conditions, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office of the Trustee (being at 19 December 2001 at Fifth Floor, 100 Wood Street, London EC2V 7EX) and at the specified office of each of the Paying Agents. Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Paying Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are entitled to the benefit of, and are bound by, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed or in the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note, a combination of any of the foregoing or any other type of Note, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note, a combination of any of the foregoing or any other type of Note, depending on the Redemption/Payment Basis shown in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Guarantor, the Trustee and the Paying Agents will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./ N.V, as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantor, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, the Guarantor, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of Notes as

aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest or proven error be conclusive and binding on all concerned. Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Agent and the Trustee.

2. Status of the Notes and the Guarantee

(a) Status of the Notes

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of the Guarantee

The payment of principal and interest (if any) in respect of the Notes issued by STWUF and all other moneys payable by STWUF under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed (the "Guarantee"). The obligations of the Guarantor under the Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and (subject as aforesaid and save for certain obligations required to be preferred by law) rank equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.

3. Negative Pledge

(a) So long as any of the Notes remains outstanding (as defined in the Trust Deed), the Issuer will not create or permit to subsist any mortgage, charge, lien (other than a lien arising solely by operation of law) or other encumbrance (each a "Security Interest") upon the whole or any part of its undertaking or assets, present or future, to secure payment of any present or future Relevant Indebtedness or to secure any guarantee or indemnity in respect of any present or future Relevant Indebtedness, without at the same time according to the Notes, to the satisfaction of the Trustee, the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity, or such other arrangement (whether or not it includes the creation of a Security Interest) as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

(b) So long as any of the Notes remains outstanding, the Guarantor will not create or permit to subsist any Security Interest upon the whole or any part of its undertaking or assets, present or future, to secure payment of any present or future Relevant Indebtedness or to secure any guarantee or indemnity in respect of any present or future Relevant Indebtedness, without at the same time according to its obligations under the Guarantee, to the satisfaction of the Trustee, the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity, or such other arrangement (whether or not it includes the creation of a Security Interest) as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution of the Noteholders.

(c) In these Terms and Conditions:

"Excluded Subsidiary" means any Subsidiary of either, if the Issuer is Severn Trent, the Issuer or, if the Issuer is STWUF, the Guarantor (but not, in the latter case, the Issuer): (a) which is a single purpose company whose principal assets and business are constituted by a project, (b) none of whose liabilities in respect of the financing of such project are directly or indirectly the subject of security or a guarantee, indemnity or any other form of assurance, undertaking or support from any member of the Group other than such Subsidiary or another Excluded Subsidiary and (c) which has been designated as such by the Issuer by written notice to the Trustee; provided that the Issuer may give written notice to the Trustee at any time that any Excluded Subsidiary is no longer an Excluded Subsidiary, whereupon it shall cease to be an Excluded Subsidiary;

"Group" means, if the Issuer is Severn Trent, the Issuer and its Subsidiary Undertakings and, if the Issuer is STWUF, the Guarantor and its Subsidiary Undertakings and "member of the Group" shall be construed accordingly;

"Project Finance Indebtedness" means any present or future indebtedness incurred to finance the ownership, acquisition, development and/or operation of an asset, whether or not an asset of a member of the Group:

(a) which is incurred by an Excluded Subsidiary; or

(b) in respect of which the person or persons to whom any such indebtedness is or may be owed by the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment thereof other than:

  (i) recourse for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from such asset; and/or

  (ii) recourse for the purpose only of enabling amounts to be claimed in respect of such indebtedness in an enforcement of any encumbrance given by such borrower over such asset or the income, cash flow or other proceeds deriving therefrom (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure such indebtedness, provided that (A) the extent of such recourse is limited solely to the amount of any recoveries made on any such enforcement, and (B) such person or persons is/are not entitled, by virtue of any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up or dissolution of any member of the Group (other than an Excluded Subsidiary) or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of any member of the Group (other than an Excluded Subsidiary) or any of its assets (save for the assets the subject of such encumbrance); and/or

  (iii) recourse under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect thereof or any obligation to comply or to procure compliance by another with financial ratios or other tests of financial condition);

"Relevant Indebtedness" means any indebtedness (other than Project Finance Indebtedness), which is in the form of, or represented or evidenced by, bonds, notes, loan stock or other securities which are quoted, listed, dealt in or traded on a stock exchange, or over the counter or other recognised securities market;

"Subsidiary" means a subsidiary within the meaning of section 736 of the Companies Act 1985; and

"Subsidiary Undertaking" means a subsidiary undertaking within the meaning of section 258 of the Companies Act 1985.

4. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (but excluding) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

As used in the Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) *Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) ***ISDA Determination for Floating Rate Notes***

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at

the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) ***Screen Rate Determination for Floating Rate Notes***

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation if there is only one quotation on the Relevant Screen Page; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In

the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day

(other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances. In making any such determination or calculation, the Trustee may appoint and rely on a determination or calculation by a calculation agent (which shall be an investment bank or other suitable entity of international repute). Each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Agent or, if applicable, the Trustee or the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Guarantor, the Agent, the Trustee, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Guarantor, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Trustee or the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(b) *Presentation of definitive Notes, Receipts and Coupons*

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate amount of interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

(c) *Payments in respect of Global Notes*

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) *General provisions applicable to payments*

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer or, as the case may be, the Guarantor will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or, as the case may be, the Guarantor to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in US dollars, such US dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in US dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in US dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the Guarantor, adverse tax consequences to the Issuer or the Guarantor.

(e) *Payment Day*

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) *Interpretation of principal and interest*

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6(f)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. Redemption and Purchase

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b) Redemption for tax reasons

The Notes (other than Notes in respect of which the Issuer shall have given a notice of redemption pursuant to Condition 6(c) or in respect of which a Noteholder shall have given notice of redemption in accordance with Condition 6(d) or a Put Event Notice in accordance with Condition 6(e), in each case prior to any notice being given under this Condition 6(b)) may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if:

(i) on the occasion of the next payment due under the Notes, the Issuer would be obliged to pay additional amounts as provided or referred to in Condition 7 or (where the Issuer is STWUF) the Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself would be obliged to pay such additional amounts, in each case as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax, or any change in the application or judicial or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer or, as the case may be, (where the Issuer is STWUF) two Directors of the Guarantor stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent set out in (i) and (ii) above to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor has or will become obliged to pay such additional

amounts as a result of such change or amendment. The Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent set out in (i) and (ii) above, in which event they shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (f) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i) not less than 15 nor more than 60 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and to the Agent;

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) both as specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or not more than a Higher Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot in a place chosen by the Issuer and approved by the Trustee, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 30 nor more than 45 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not, in the case of a definitive Note, in part) such Note on the Optional Redemption Date and at the Optional Redemption Amount (both as specified in the applicable Pricing Supplement) together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition.

(e) *Redemption at the Option of the Noteholders on a Put Event*

This Condition 6(e) applies to Notes with a maturity of more than 20 years.

If, at any time while any of the Notes remains outstanding, a Put Event (as defined below) occurs, then, unless at any time the Issuer shall have given a notice under Condition 6(b) or (c) in respect of such Notes, in either case expiring prior to the Put Date (as defined below), the holder of each Note will, upon the giving of a Put Event Notice (as defined below), have the option to require the Issuer to redeem the Note on the Put Date at the Event Put Amount (as specified in the applicable Pricing Supplement), together with interest accrued up to (but excluding) the Put Date. For the avoidance of doubt, the occurrence of an event which is a Put Event shall not constitute an Event of Default.

A "Put Event" occurs if (i) the appointment of Severn Trent Water Limited as in effect on the date of this document (the "Appointment") as the water undertaker and sewerage undertaker for the areas described in the Instrument of Appointment dated August 1989 made by the Secretary of State under sections 11 and 14 of the Water Act 1989 (now section 6 of the Water Industry Act 1991) is terminated other than in respect of such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991; or (ii) a Restructuring Event occurs and, within the Restructuring Period, either (a) if at the time the relevant Restructuring Event occurs there are Rated Securities, a Rating Downgrading in respect of that Restructuring Event also occurs or (b) if at such time there are no Rated Securities, the Issuer or (where the Issuer is STWUF) the Guarantor fails to obtain (whether by failing to seek a rating or otherwise) a rating of the Notes or any other unsecured and unsubordinated debt of the Issuer or (where the Issuer is STWUF) of the Guarantor or (where the Issuer is Severn Trent) of any Subsidiary of the Issuer or (where the Issuer is STWUF) of any other Subsidiary of the Guarantor which, in any case, is guaranteed on an unsecured and unsubordinated basis by (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor) having an initial maturity of five years or more, from a Rating Agency of at least investment grade (BBB-/Baa3, or their respective equivalents for the time being) (a "Negative Rating Event") and, in the case of either (a) or (b), such Restructuring Event is, not later than 14 days after the expiry of the Restructuring Period, certified in writing by an independent financial adviser appointed by the Trustee (after consultation with the Issuer as to the identity of such independent financial adviser) as being in its opinion materially prejudicial to the interests of the Noteholders (a "Negative Certification") (that Restructuring Event and the relevant Rating Downgrading or, as the case may be, Negative Rating Event and, in each case, the Negative Certification together constituting the Put Event). Any certification by an independent financial adviser as aforesaid as to whether or not any Restructuring Event is materially prejudicial to the interests of the Noteholders shall, in the absence of manifest error, be conclusive and binding on all concerned. For the avoidance of doubt, the service by the Secretary of State of a notice under Condition O of the Appointment shall not of itself constitute a Put Event; or (iii) where the Issuer is Severn Trent, Severn Trent Water Limited ceases to be a Subsidiary of Severn Trent.

Promptly upon becoming aware that a Put Event has occurred, and in any event not later than 21 days after the occurrence of the Put Event, the Issuer or, as the case may be, the Guarantor shall, and at any time upon the Trustee becoming similarly so aware the Trustee may, and if so requested by an Extraordinary Resolution of the Noteholders shall, give notice (a "Put Event Notice") to the Noteholders in accordance with Condition 13, specifying the nature of the Put Event and the procedure for exercising the option contained in this Condition 6(e).

To exercise the option to require the Issuer to redeem a Note under this Condition 6(e), the Noteholder must deliver such Note at the specified office of any Paying Agent, on any day which is a day on which banks are open for business in London and in the place of the specified office of such Paying Agent falling within the period (the "Put Period") of 45 days after the date on which a Put Event Notice is given, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying Agent (an "Event Put Notice"). The Note must be delivered to the Paying Agent together with all Coupons appertaining thereto (which expression, for the avoidance of doubt, shall include unmatured Coupons falling to be issued on exchange of matured Talons) maturing after the date (the "Put Date") being the seventh day after the date of expiry of the Put Period, failing which deduction in respect of such missing unmatured Coupons shall be made in accordance with Condition 5(b). The Paying Agent to which such Note and Event Put Notice are delivered will issue to the Noteholder

concerned a non-transferable receipt (a "Put Receipt") in respect of the Note so delivered. Payment by the Issuer in respect of any Note so delivered shall be made, if the Noteholder duly specified in the Event Put Notice a bank account to which payment is to be made, by transfer to that bank account on the Put Date, and in every other case, on or after the Put Date against presentation and surrender of such Put Receipt at the specified office of any Paying Agent. An Event Put Notice, once given, shall be irrevocable. For the purposes of Conditions 1, 8, 9, 10, 14 and 17 Put Receipts issued pursuant to this Condition 6(e) shall be treated as if they were Notes.

In these Terms and Conditions:

"K" has the meaning ascribed to it in the Appointment;

"Rated Securities" means the Notes, if at any time and for so long as they shall have a rating from a Rating Agency, and otherwise any other unsecured and unsubordinated debt of, where the Issuer is STWUF, the Guarantor or the Issuer or any other Subsidiary of the Guarantor which, in any case, is guaranteed on an unsecured and unsubordinated basis by the Guarantor or, where the Issuer is Severn Trent, the Issuer or any other Subsidiary of the Issuer which, in any case, is guaranteed on an unsecured and unsubordinated basis by the Issuer, in any case having an initial maturity of five years or more which is rated by a Rating Agency;

"Rating Agency" means Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. or Moody's Investors Service Limited or any of their respective Subsidiaries and their successors or any rating agency substituted for either of them (or any permitted substitute of either of them) by the Issuer and/or the Guarantor from time to time with the prior written approval of the Trustee (not to be unreasonably withheld or delayed) or any other rating agency approved in writing by the Trustee from time to time;

"Rating Downgrading" shall be deemed to have occurred in respect of a Restructuring Event if the current rating assigned to the Rated Securities by any Rating Agency (whether provided by a Rating Agency at the invitation of the Issuer and/or the Guarantor or by its own volition) is withdrawn or reduced from an investment grade rating (BBB−/Baa3, or their respective equivalents for the time being, or better) to a non-investment grade rating (BB+/Bal, or their respective equivalents for the time being, or worse), or, if the Rating Agency shall have already rated the Rated Securities below investment grade (as described above), the rating is withdrawn or lowered one full rating category;

"Restructuring Event" means either (a) the modification of any material rights, benefits or obligations of Severn Trent Water Limited as a water undertaker or sewerage undertaker arising under the Appointment, or (b) any material modification being made to the Appointment regardless, in the case of both paragraphs (a) and (b), of whether or not such modification is made with the consent of Severn Trent Water Limited and whether pursuant to the Water Industry Act 1991 or otherwise but excluding, in the case of both paragraphs (a) and (b), an adjustment in K (including for this purpose, for the avoidance of doubt, any adjustment to the basis or formula for pricing which arises as part of a periodic review under the terms of the Appointment) or a modification in respect of, or which removes, such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991. For the avoidance of doubt, the service by the Secretary of State of a notice under Condition O of the Appointment shall not of itself constitute a Restructuring Event; and

"Restructuring Period" means, whether or not there are Rated Securities at the time a Restructuring Event occurs, the period of 45 days starting from and including the day on which that Restructuring Event occurs.

(f) *Early Redemption Amounts*

For the purpose of paragraph (b) above and Condition 9, each Note will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the

applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP * (1 + AY)^y$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(g) *Instalments*

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (f) above.

(h) *Partly Paid Notes*

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(i) *Purchases*

The Issuer, the Guarantor or any of their Subsidiaries may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. All Notes so purchased may be held, reissued, resold or, at the option of the Issuer or the Guarantor, surrendered to a Paying Agent for cancellation.

(j) *Cancellation*

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(k) *Late payment on Zero Coupon Notes*

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (f)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Trustee or the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer or the Guarantor will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the United Kingdom or any political

subdivision of, or any authority in, or of, the United Kingdom having power to tax unless such withholding or deduction is required by law. In such event, the Issuer or, as the case may be, (where the Issuer is STWUF) the Guarantor will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment in the United Kingdom; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(c) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming, whether or not such is in fact the case, that day to have been a Payment Day (as defined in Condition 5(e)); or

(d) presented for payment by or on behalf of a holder in respect of whom such withholding or deduction would not have been required had such holder provided evidence that such holder is within the charge to United Kingdom corporation tax (if that is the case) or had such holder made a declaration of non-residence or other similar claim for exemption to the relevant tax authority or taken any other relevant procedural steps required in any of those cases in sufficient time prior to the Relevant Date to enable an exemption from withholding or deduction to be available in respect of the relevant payment of principal or interest (as the case may be); or

(e) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(f) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

In these Terms and Conditions, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee or the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(b) or any Talon which would be void upon issue pursuant to this Condition or Condition 5(b).

9. Events of Default

(a) Events of Default:

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), give notice to the Issuer and (where the Issuer is STWUF) the Guarantor that the Notes are, and they shall accordingly thereupon become, immediately due and repayable at their Early Redemption Amount (as specified in the applicable Pricing Supplement), together with accrued interest as provided in the Trust Deed, if any of the following events (each an "Event of Default") shall occur:

(i) if default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of 15 days; or

(ii) if the Issuer or (where the Issuer is STWUF) the Guarantor fails to perform or observe any of its other obligations under these Terms and Conditions or the Trust Deed and (except where the Trustee considers the failure to be incapable of remedy when the Notes will become due and repayable subject only to and upon the Trustee certifying as is hereinafter mentioned and giving notice as is herein and in the lead-in paragraph to this Condition mentioned) the failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer or (where the Issuer is STWUF) the Guarantor (as the case may be) of written notice requiring the same to be remedied; or

(iii) if any indebtedness for Moneys Borrowed of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary is validly declared to be due and repayable prior to the date on which the same would otherwise become due and repayable by reason of the occurrence of an event of default (however described) in relation thereto or if the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary defaults in the repayment of any indebtedness for Moneys Borrowed at the maturity thereof or at the expiry of any originally applicable grace period, or if any guarantee or indemnity or other like obligation in respect of any indebtedness for Moneys Borrowed given by the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary shall not be paid when due and called upon or at the expiry of any originally applicable grace period save in any such case where there is a *bona fide* dispute as to whether payment or repayment is due, provided that no such event as aforesaid shall constitute an event of default unless the Moneys Borrowed or other liability relative thereto either alone or when aggregated with other Moneys Borrowed and/or other liabilities relative to all (if any) other such events which shall have occurred shall amount to at least £10,000,000 (or its equivalent in any other currency or currencies at the date the same become due and payable or such default occurs or such payment is not made, as the case may be); or

(iv) if (a) an order is made or an effective resolution is passed for the appointment of an administrator or for the winding-up of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary (except, in the case of a Material Subsidiary, a winding-up for the purposes of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee, or a voluntary solvent winding-up in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to (where the Issuer is STWUF) the Guarantor, the Issuer or another Subsidiary of the Guarantor or (where the Issuer is Severn Trent) the Issuer or a Subsidiary of the Issuer (not, in any case, being an Excluded Subsidiary)); or (b) an order is made in respect of Severn Trent Water Limited pursuant to section 24 of the Water Industry Act 1991; or

(v) If the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary stops or threatens to stop payment generally or ceases or threatens to cease to carry on its business or a substantial part of its business (except, in the case of a Material Subsidiary, a cessation or threatened cessation for the purpose of a reconstruction or amalgamation on the terms of which have previously been approved in writing by the Trustee, or in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to (where the Issuer is STWUF) the Guarantor, the Issuer or another Subsidiary of the Guarantor or (where the Issuer is Severn Trent) the Issuer or a Subsidiary of the Issuer (not, in any case, being an Excluded Subsidiary) or which is not material in the context of the Group as a whole); or

(vi) if an encumbrancer takes possession or an administrative or other receiver or manager is appointed of the whole or any material part of the undertaking or assets of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary (where, in the case of a Material Subsidiary, such undertaking or assets or part thereof is or are material in the context of the Group as a whole) or if a distress, execution or any similar proceeding is levied or enforced upon or sued out against the whole or any material part of the property of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary (where, in the case of a Material Subsidiary, such property or part thereof is material in the context of the Group as a whole) and in any such case is not removed, paid out or discharged within 21 days (or such longer period as the Trustee may approve); or

(vii) if the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary is deemed for the purpose of any law to be unable to pay its debts, or the value of the assets of the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary falls to less than the amount of its liabilities (taking into account for both these purposes its contingent and prospective liabilities) or the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary otherwise becomes, or is determined by any competent court or other authority to be, insolvent, or suspends making payments (whether of principal or interest) in respect of any class of its debts or announces an intention to do so or a moratorium is declared in respect of any of its indebtedness; or

(viii) if any kind of composition, scheme of arrangement, compromise or other similar arrangement involving the Issuer, (where the Issuer is STWUF) the Guarantor or any Material Subsidiary and its creditors generally (or any class of such creditors) is entered into or made (except a composition, scheme of arrangement, compromise or other similar arrangement for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee); or

(ix) where the Issuer is STWUF, the Guarantee ceases to be, or is claimed by the Guarantor not to be, in full force and effect,

and, in the case of the happening of any of the Events of Default referred to in paragraphs (ii) above and, in relation to a Material Subsidiary, (iii) to (viii) inclusive above, the same has been certified in writing by the Trustee to the Issuer and (where the Issuer is STWUF) the Guarantor to be in its opinion materially prejudicial to the interests of the Noteholders.

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer or (where the Issuer is STWUF) the Guarantor as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding, and (b) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

(b) Definitions

In these Terms and Conditions:

"Material Subsidiary" means any Subsidiary of, if the Issuer is Severn Trent, the Issuer or, if the Issuer is STWUF, the Guarantor (not being, in the latter case, STWUF or, in either case, an Excluded Subsidiary):

(a) whose profits on ordinary activities before tax or whose net assets (in each case consolidated in respect of a Subsidiary which itself has Subsidiaries) and in each case attributable to (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor, all as shown in the latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary represent 10 per cent. or more of:

(i) the profits on ordinary activities before tax or, as the case may be, net assets of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor all as shown in the latest audited accounts of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor; or

(ii) (if audited consolidated accounts of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STWUF) the Guarantor and its Subsidiaries are prepared) the consolidated profits on ordinary activities before tax or, as the case may be, consolidated net assets (in each case attributable to the shareholders of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STWUF) the Guarantor) of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STWUF) the Guarantor and its Subsidiaries (other than, in any case, Excluded Subsidiaries) all as shown in the latest audited consolidated accounts of (where the

Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STWUF) the Guarantor and its Subsidiaries; or

(b) to which is transferred all or substantially all of the business, undertaking or assets of a Subsidiary which immediately prior to such transfer is a Material Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Material Subsidiary and the transferee Subsidiary shall immediately become a Material Subsidiary but shall cease to be a Material Subsidiary under this sub-paragraph (b) (but without prejudice to the provisions of sub-paragraph (a) above) upon publication of its next audited accounts.

A report (whether or not addressed to the Trustee) by the Auditors (as defined in the Trust Deed) that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any particular period a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties. The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors; and

"Moneys Borrowed" means: (a) borrowed moneys; (b) liabilities under any bond, note, bill, debenture, loan stock or other security not for the time being beneficially owned by any member of the Group, in each case issued (i) as consideration for assets or services (but excluding such liabilities incurred in relation to the acquisition of assets or services in the ordinary course of trading) or (ii) for cash; and (c) liabilities under acceptance credit facilities, but shall not in the case of (a), (b) or (c) include Project Finance Indebtedness.

10. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Paying Agents

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority; and

(c) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to such Directive is introduced, the Issuer will ensure that it maintains a Paying Agent in a state approved by the Trustee that will not be obliged to withhold or deduct tax pursuant to any such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and the Guarantor and, in certain circumstances described therein, the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor Paying Agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Notes or Coupons will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* in London. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as aforesaid is not practicable, notice shall be given in such other manner and shall be deemed to have been given on such date as the Issuer, the Trustee and the Agent agree.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to listing by any other relevant authority and the rules of that stock exchange or, as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes is represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, these Terms and Conditions, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer or (where the Issuer is STWUF) the Guarantor at the request of Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing more than 50 per cent. in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, these Terms and Conditions, the Receipts, the Coupons and the Trust Deed (including, as set out therein, modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than three-quarters in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-quarter in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of the Notes or these Terms and Conditions, the Receipts, the Coupons or the Trust Deed which is not in the opinion of the Trustee materially prejudicial to the interests of the Noteholders; or

(b) any modification of the Notes or these Terms and Conditions, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law.

The Trustee may also agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such, which in any such case is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution under Condition 17), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Guarantor, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

Any such modification, waiver, authorisation, determination or substitution under Condition 17 shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee otherwise agrees, any such modification or substitution shall be notified to the Noteholders in accordance with Condition 13 as soon as practicable thereafter.

15. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

16. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person by virtue of the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17. Substitution

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution at any time or times of:

(a) where the Issuer is STWUF (i) the Guarantor or (ii) any successor company (as defined in the Trust Deed) of the Issuer or the Guarantor or (iii) any other Subsidiary (other than an Excluded Subsidiary) of the Guarantor or any such successor company or (iv) any holding company of the Guarantor or any such successor company; and

(b) where the Issuer is Severn Trent (i) any successor company of the Issuer or (ii) any Subsidiary (other than an Excluded Subsidiary) of the Issuer or any such successor company or (iii) any holding company of the Issuer or any such successor company,

as the principal debtor under the Trust Deed and the Notes. Such agreement shall also be subject to the relevant provisions of the Trust Deed, including the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and (except, where the Issuer is STWUF, where the Guarantor or any such successor company of the Guarantor is the new principal debtor and, where the Issuer is Severn Trent, where the Issuer or any such successor company of the Issuer is the new principal debtor) the irrevocable and unconditional guarantee in respect of the Notes by, where the Issuer is STWUF, the Guarantor or any such successor company of the Guarantor or, where the Issuer is Severn Trent, the Issuer or any such successor company of the Issuer.

Where the Issuer is STWUF, the Trustee may also agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, to the substitution at any time or times of (i) any successor company of the Guarantor or (ii) a Subsidiary (other than an Excluded Subsidiary) of the Guarantor acceptable to the Trustee as the guarantor under the Trust Deed and of the Notes, in each case in place of the Guarantor. Such agreement shall be subject to the relevant provisions of the Trust Deed, including the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and such successor company or Subsidiary having the benefit of the Appointment held by the Guarantor.

In the case of any proposed substitution, the Trustee may agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons and/or the Trust Deed provided that such change would not, in the opinion of the Trustee, be materially prejudicial to the interests of the Noteholders.

18. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (i) to enter into business transactions with the Issuer and/or the Guarantor and/or any of the Issuer's or the Guarantor's other Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or the Guarantor and/or any of the Issuer's or the Guarantor's other Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, the Receiptholders or the Couponholders, and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

19. Governing Law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Group (as defined in the "Terms and Conditions of the Notes") for its general corporate purposes.

DESCRIPTION OF SEVERN TRENT PLC

Severn Trent Plc ("Severn Trent") was incorporated as a public limited company with limited liability in England and Wales on 1 April 1989 under the Companies Act 1985 with registered number 2366619. It is the ultimate holding company of Severn Trent Water Limited ("STWL") and the ultimate holding company of Severn Trent Water Utilities Finance Plc ("STWUF"). Severn Trent is the holding company of the Severn Trent group of companies and is listed on the Official List of the UK Listing Authority.

As at 15 January 2003, the authorised share capital of Severn Trent is £339,483,121 divided into 520,175,751 ordinary shares of 65$^{5}/_{19}$ pence each, of which, 343,934,980 ordinary shares have been issued and fully paid.

Severn Trent was listed on the London Stock Exchange in December 1989, along with nine other major water and sewerage companies, as part of the United Kingdom ("UK") government's privatisation programme. Severn Trent provides water and waste water services in Central England and parts of Wales through its wholly owned subsidiary, STWL. Since privatisation, Severn Trent has diversified its business to offer waste management services and the provision of environmental products and services.

The Severn Trent group, comprising Severn Trent and its subsidiaries (the "Group"), has three main businesses: the regulated water utility, STWL (see "Description of Severn Trent Water Limited"); the waste management group, Biffa Waste Services ("Biffa"); and Severn Trent Services ("STS"), which supplies products and provides services related primarily to water and waste water. Management and consultancy services, property development, information technology and engineering consultancy comprise the remainder of the Group's main businesses.

Severn Trent had a market capitalisation of £2 billion as at 30 September 2002.

Biffa Waste Services

Severn Trent acquired Biffa in 1991 from BET Plc. This is the Group's waste management services business providing collection, landfill and special waste services in the UK and Belgium. In September 2000 Biffa acquired UK Waste Management Limited ("UK Waste") from Waste Management, Inc., which established Biffa as one of the leading waste management businesses in the UK. Biffa estimates that it has around 10 per cent. of the UK waste market by value and in the UK Biffa has approximately 1,000 trucks, more than 60 depots, operates around 30 landfill sites and provides special waste treatment services.

Severn Trent Services

STS is a group of non-regulated businesses, based predominantly in the United States ("US") and the UK, providing environmental products and services to industrial, commercial and municipal customers. STS operates principally in three sectors: analytical laboratories, water purification and operating services. Its activities in the analytical laboratories sector include environmental testing services for a wide range of sample types. STS is currently the market leader in this sector in both the US and the UK. STS's activities in the water purification sector include the provision of products and systems that treat water and waste water in municipal and industrial applications. Within this sector, STS is a market leader in chlorine based disinfection. Activities in the operating services sector include the provision of a wide range of water and wastewater services to municipalities and industry, with over 400 contracts in some 31 US states.

Other Businesses of Severn Trent

Severn Trent Water International (STWI) provides management and consultancy services to the water, waste water and environmental industries. STWI also manages water utility operations outside the UK and has an associated undertaking in Belgium, Aquafin, providing sewerage services for Flanders.

Severn Trent Property Limited was established to exploit the development potential of land that becomes surplus to the requirements of STWL. It has subsequently expanded its interests, including a major development at the Daventry International Rail Freight Terminal, and it has a 51 per cent. interest in Thorpe Park, a major out of town office development for the City of Leeds.

Severn Trent Systems (consisting of Severn Trent Systems Limited and Computer Systems and Applications Inc.) provides computer software packages for utilities in the customer information and work management areas. It also supplies all the IT requirements of STWL.

Charles Haswell & Partners Limited is an engineering and project management consultancy working for STWL and for a range of external clients in the UK and overseas.

Derwent Insurance, based in Guernsey, provides insurance cover to some Severn Trent group companies.

Interim Results

On 11 December 2002 Severn Trent published its interim results for the six months to 30 September 2002. In these results, the Chairman's statement referred to the impact on Biffa and Services in the first half of 2002/03 of the difficult economic and market conditions and included the following information:

"The Board considers that the Group's overall performance for the first half year is broadly consistent with market expectations for the Group's 2002/03 full year profit after interest but before goodwill amortisation, exceptional items and tax."

The assumptions on which this forecast was made are set out below.

Key assumptions relating to circumstances over which management has no influence include:

- no material economic changes in markets in which the Group operates;
- no material change to seasonal demand for or cost in supply of the Group's services or products, whether from abnormal weather or other factors;
- no future competitor activity having a material impact on sales volumes, prices or costs;
- no material effect from changes in prices of goods or services purchased by the Group;
- no future legal, legislative or regulatory changes or other action materially affecting sales, selling prices, or costs or otherwise impacting the Group;
- no material change in the present management or control of the Group;
- no material variation in inflation, interest or exchange rates;
- no material change in taxation rates and scope (direct and indirect);
- no material disruptions to the business of the Group from natural disasters, wars, terrorist activities and other hostilities, or other unforeseen events;
- no changes in applicable UK Financial Reporting Standards; and
- no material changes to equity or other financial markets.

Key assumptions over which management has influence include:

- service and production delivery difficulties will not impact the supply of the Group's services or products, including those difficulties arising from IT systems, any regulatory issues, industrial disputes, disruptions or disturbances in facilities of the Group or its key suppliers;
- existing restructuring plans will be implemented as announced;
- no material restructurings, acquisitions, disposals or other forms of material corporate activity;
- no loss of sales or customers which would have a material effect;
- no material changes in accounting policies, practices or procedures;
- material capital expenditure is completed as planned;
- operating costs for the Group's businesses are not materially different from expectations;
- material contracts are entered into and completed in line with expectations; and
- no matters under dispute lead to material liabilities.

The interim results also contained the following information within Note 3 Exceptional Items:

"Exceptional costs in the half year to 30 September 2002 related to a £41.4m charge for the impairment of fixed assets in Severn Trent Services; the impairment was determined in accordance with FRS 11 "Impairment of fixed assets and goodwill". The impairment restates the relevant assets to value in use using a pre-tax discount rate of 10 per cent. £37.8m of this impairment charge was a write down of goodwill, the remaining £3.6m was a write down of tangible fixed assets."

The interim results also contained the following information within Note 7 Pensions:

"On an FRS 17 basis, as at 30 September 2002, the estimated overall net position of the group's defined benefit pension schemes is a deficit of approximately £220m, as compared to a net surplus of approximately £30m as at 31 March 2002, (in both cases before amounts deemed irrecoverable and deferred tax). As at 30 September 2002 the group's defined benefit pension schemes had total assets of approximately £760m of which around 68 per cent. was invested in equities.

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations, which were in surplus overall, to determine the pension charge in the group's accounts. The SSAP24 charge continues to be derived on this basis until the next formal actuarial valuation."

Directors of Severn Trent

The Directors of Severn Trent, their functions within the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within Severn Trent*	*Other functions within the Group and principal activities outside the Group*
Eric Anstee	Non-Executive Director	Chairman, D P Communications (UK) plc Director, Mansell plc Director, SSL International plc Director, The Garland Appeal
David Arculus	Non-Executive Chairman	Non-Executive Director, Barclays Bank PLC Non-Executive Director, Severn Trent Water Ltd Chairman, Better Regulation Task Force Non-Executive Chairman, Earls Court & Olympia Group Ltd
John Banyard	Executive Director	Asset Management Director, Severn Trent Water Ltd Director, UK Water Industry Research Ltd
Martin Bettington	Executive Director	Managing Director, Biffa Waste Services Director, The Environmental Services Association
Marisa Cassoni	Non-Executive Director	Group Finance Director, Royal Mail plc
Brian Duckworth	Executive Director	Managing Director, Severn Trent Water Ltd Non-Executive Director, Avon Rubber plc Non-Executive Director, Redrow plc
Martin Flower	Non-Executive Director	Director, Coats Viyella Plc
John McAdam	Non-Executive Director	Director, ICI Plc
Derek Osborn	Non-Executive Director	Chairman, UK Round Table on Sustainable Development Chairman, International Institute for Environment and Development Institute for European Environment Policy
Alan Perelman	Group Finance Director	Director, Severn Trent Water Utilities Finance Plc
Clare Tritton	Non-Executive Director	Chief Executive, Throckmorton Estates Director, CLA (Warwickshire Committee) Chairman, Primary Immunodeficiency Association
Robert Walker	Group Chief Executive	Non-Executive Director, Wolseley plc, Chairman, Severn Trent Water Ltd Director, Severn Trent Water Utilities Finance Plc

The business address of each of the directors above is 2297 Coventry Road, Birmingham B26 3PU (the registered and head office of Severn Trent).

CAPITALISATION AND INDEBTEDNESS OF SEVERN TRENT PLC

Set out below is the unaudited consolidated capitalisation and indebtedness of Severn Trent Plc as at 30 September 2002, which has been extracted without material adjustment from the unaudited consolidated interim financial information of Severn Trent Plc as at 30 September 2002.

	£m
Capitalisation	
Authorised:	
520,175,751 ordinary shares of 65$^{5}/_{19}$p each	339.5
	339.5
Issued, allotted and fully paid:	
Called up share capital[1]	224.4
Share premium account	28.3
Capital redemption reserve	156.1
Profit and loss account	1,841.8
Total Capitalisation	2,250.6
Indebtedness	
Amounts falling due within one year[2]	535.8
Amounts falling due after more than one year[3]	1,923.2
Total Indebtedness[4][5]	2,459.0
Total Capitalisation and Indebtedness[6]	4,709.6

Notes:

1. As at 30 September 2002, the called up share capital comprised 343,910,876 ordinary shares amounting to £224.4 million.
2. £165.5 million of this indebtedness is guaranteed by companies in the Group.
3. £1,301.1 million of this indebtedness is guaranteed by companies in the Group.
4. As at 30 September 2002, Severn Trent Plc had entered into performance bonds and guarantees in the normal course of business. The total amount outstanding under these is not considered material and no liability is expected to arise in respect of either the performance bonds or the guarantees. £467.7 million of Severn Trent Water's indebtedness is guaranteed by Severn Trent Plc. Seven Trent Plc has no other material contingent liabilities.
5. All indebtedness is unsecured.
6. Excluding the impact on consolidated total indebtedness of the payment on 1 October 2002 of Severn Trent Plc's final dividend of £98.0 million in respect of the year ended 31 March 2002 and save as disclosed above, there has been no material change in the consolidated total capitalisation and indebtedness, contingent liabilities or guarantees of Severn Trent Plc since 30 September 2002.

DESCRIPTION OF SEVERN TRENT WATER UTILITIES FINANCE PLC

Severn Trent Water Utilities Finance Plc ("STWUF") was incorporated as a public limited company with limited liability in England and Wales on 25 March 1994 under the Companies Act 1985 with registered number 2914860. STWUF is a wholly owned subsidiary of STWL. The ultimate holding company of both STWUF and STWL is Severn Trent Plc.

As at the date of this Offering Circular, the authorised share capital of STWUF is £50,000 divided into 50,000 ordinary shares of £1, each of which has been issued and fully paid.

STWUF was incorporated for the purpose of arranging finance for STWL and its subsidiaries by the issuing of bonds and on-lending the proceeds of any such issue to STWL and its subsidiaries. STWUF has no subsidiaries.

Directors of STWUF

The Directors of STWUF, their functions within STWUF and the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within STWUF*	*Other functions within the Group and principal activities outside the Group*
Tom Jack	Director	Group Treasurer, Severn Trent Plc
Alan Perelman	Director	Group Finance Director, Severn Trent Plc
Robert Walker	Director	Group Chief Executive, Severn Trent Plc Non-executive Director, Wolseley plc Chairman, Severn Trent Water Ltd

The business address of each of the above is 2297 Coventry Road, Birmingham B26 3PU (the registered and head office of STWUF).

CAPITALISATION AND INDEBTEDNESS OF SEVERN TRENT WATER UTILITIES FINANCE PLC

Set out below is the unaudited capitalisation and indebtedness of Severn Trent Water Utilities Finance Plc as at 30 September 2002, which has been extracted without material adjustment from the unaudited interim financial information of Severn Trent Water Utilities Finance Plc as at 30 September 2002.

	£'000s
Capitalisation	
Authorised:	
50,000 ordinary shares of £1 each	50.0
	50.0
Issued, allotted and fully paid:	
50,000 ordinary shares of £1 each	50.0
Profit and loss account	256.2
Total Capitalisation	306.2
	£m
Indebtedness	
Amounts falling due within one year[1]	70.4
Amounts falling due after more than one year[2]	928.6
Total Indebtedness[3][4]	999.0
Total Capitalisation and Indebtedness[5]	999.3

Note:

1. All £70.4 million of this indebtedness is guaranteed by companies in the Group.
2. All £928.6 million of this indebtedness is guaranteed by companies in the Group.
3. As at 30 September 2002, Severn Trent Water Utilities Finance Plc had no contingent liabilities or guarantees.
4. All indebtedness is unsecured.
5. Save as disclosed above, there has been no material change in the total capitalisation and indebtedness, contingent liabilities and guarantees of Severn Trent Water Utilities Finance Plc since 30 September 2002.

DESCRIPTION OF SEVERN TRENT WATER LIMITED

Severn Trent Water Limited ("STWL"), was incorporated on 1 April 1989 with limited liability in England and Wales under the Companies Act 1985 with registered number 2366686. It was established for the purpose of assuming the business carried on by the Severn Trent Water Authority prior to the privatisation of the water industry in England and Wales. Its principal business is the provision of water supply and sewerage services. STWL is regulated under the Water Industry Act 1991. STWL is the wholly-owned principal operating subsidiary of Severn Trent Plc. STWUF is also a wholly owned subsidiary of STWL.

Region

STWL is one of the larger UK water and sewerage companies in terms of area and turnover. Its appointed region broadly covers the catchment areas for the Rivers Severn and Trent and their tributaries and stretches from the Bristol Channel to the Humber estuary and from mid-Wales to the East Midlands. This region includes the cities of Birmingham, Coventry, Derby, Leicester, Nottingham, Stoke-on-Trent, Worcester and Gloucester and covers some 21,600 square kilometres. STWL provides wastewater services to over eight million people and water services to approximately seven million people. In the year ended 31 March 2002 STWL supplied an average of 1.5 billion litres of water per day to 3.2 million properties. South Staffordshire Water Plc supplies the rest of the region's water requirements.

Investment Programme

The water business is a capital-intensive industry and, in common with other water and sewerage companies (each a "WASC"), STWL will undertake a substantial investment programme for the period 2000-2005. Since privatisation in 1989 to the end of the financial year ended 31 March 2002, STWL invested approximately £5.4 billion to meet EU Directives, the requirements of the Office of Water Services ("OFWAT"), the Drinking Water Inspectorate and the Environment Agency ("EA"), all of which require STWL to maintain and improve the security and quality of its water and sewerage services.

Regulatory Environment

STWL holds an appointment (the "Appointment") granted by the Secretary of State for the Environment, Food & Rural Affairs (the "Secretary of State") as a water and sewerage undertaker pursuant to the Water Act 1989 (now the Water Industry Act 1991). Appointed undertakers must hold a licence and 25 years notice must be given to terminate the licence (although it may be terminated or transferred prior to the end of such period in certain circumstances which are specified in the Water Industry Act 1991 or in the Appointment).

The Secretary of State, the Director General of Water Services ("DGWS") and the EA constitute the principal regulators of the industry. The Water Industry Act 1991 requires the DGWS and the Secretary of State to exercise and perform their statutory powers and duties in a manner each considers best calculated to secure, *inter alia*, that undertakers can finance the proper carrying out of their functions and that, at the same time but subject thereto, to ensure that the interests of customers are protected as regards the fixing and recovery by undertakers of water and drainage charges. Pollution control, water resources management, fisheries management, flood protection and alleviation, and land drainage all fall within the scope of the EA's statutory responsibility.

As a water undertaker, STWL is required to comply with drinking water standards specified in regulations issued by the Secretary of State in respect of a number of substances. Where non-compliance by STWL with such regulations has been material, the Secretary of State has accepted undertakings by STWL to secure or facilitate compliance with such regulations.

As a sewerage undertaker, STWL is required to obtain consents from the EA for discharges of polluting substances into controlled waters from various sources (such as sewage treatment works).

Economic Regulation

STWL is currently allowed to increase the average of its principal charges by the percentage change in the Retail Prices Index plus an adjustment factor ("K") which was originally set for the five year period beginning 1 April 2000 and ending 31 March 2005 at the levels set out below (but see changes described below):

2000/2001	–14.1%
2001/2002	–1.0%
2002/2003	–1.0%
2003/2004	0%
2004/2005	+1.0%

STWL estimates that, during the current financial year, some 93 per cent. of STWL's turnover will be within the K price limitation formula and some 7 per cent. will, or could in certain circumstances, be otherwise regulated. The adjustment factor K may be reviewed or adjusted by the DGWS. Under the terms of the Appointment, the DGWS is required to review STWL's price limits every five years. The price limits will be reviewed and reset during 2004. The reset limits will then take effect from 1 April 2005. The DGWS can also adjust price limits between periodic reviews in specific circumstances. As part of the 1999 review of price limits, STWL is required to deliver a programme of water quality and environmental improvements and to maintain or improve services to customers. The 1999 review assumed a capital programme of £2.1 billion over the five year period ending 31 March 2005 although STWL is not obliged to spend this amount, providing required outputs are delivered, including:

- meeting certain water quality improvements required by the Drinking Water Inspectorate;
- meeting certain environmental improvements required by the EA;
- maintaining certain service standards;
- reducing the numbers of properties subject to flooding from sewers; and
- maintaining service ability and assets.

On 12 December 2002 the DGWS announced the final determination of an application to increase prices which was submitted by STWL in September 2002. Under the terms of the determination K will increase from 0% to +2.1% in 2003/2004 and from +1.0% to +2.2% in 2004/2005.

Special Administrative Regime

The Water Industry Act 1991 contains provisions enabling the Secretary of State or the DGWS to secure the general continuity of water supply and sewerage services in England and Wales through the appointment of a special administrator, who would have extensive functions similar to those of an administrator under the Insolvency Act 1986, but with certain important differences. The person appointed as a special administrator would be appointed only for the purposes of transferring as a going concern to one or more different water undertakers or, as the case may be, sewerage undertakers so much of the business of the WASC as was necessary for the proper carrying out of its functions. If a special administration order were made in respect of STWL, it would be for the special administrator to agree the terms of the transfer of all or any of the business of STWL on behalf of STWL, subject to the provisions of the Water Industry Act 1991. Until another company has been appointed as an undertaker in its place and its appointment as a water undertaker or sewerage undertaker is terminated, a WASC may not be wound-up, nor may an administrator under the Insolvency Act 1986 be appointed in respect of it.

During the period of a special administration order, a WASC is managed in such a way as to achieve the purposes of such order and in a manner that seeks to protect the respective interests of members and creditors of the WASC. However, the effect of other provisions of the Water Industry Act 1991 is ultimately to subordinate members' and creditors' rights in favour of the purposes of the special administration order.

Directors of the Guarantor

The Directors of the Guarantor, their functions within STWL and the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within STWL*	*Other functions within the Group and principal activities outside the Group*
Robert Walker	Chairman	Group Chief Executive, Severn Trent Plc Non-Executive Director, Wolseley plc Director, Severn Trent Water Utilities Finance Plc
Brian Duckworth	Managing Director	Executive Director, Severn Trent Plc Non-Executive Director, Avon Rubber plc Non-Executive Director, Redrow plc
David Arculus	Non-Executive Director	Non-Executive Chairman, Severn Trent Plc Non-Executive Director, Barclays Bank PLC Chairman, Better Regulation Task Force Non-Executive Chairman, Earls Court & Olympia Group Ltd
Jonathan Bailey	Customer Relations Director	
John Banyard	Asset Management Director	Executive Director, Severn Trent Plc Director, UK Water Industry Research Ltd
Ian Elliott	Director of Engineering	
Anthony Hill	Director	Managing Director, Severn Trent Water International Ltd
Dr Gerald Noone	Marketing, Sales and Communications Director	
Paul Stephenson	Director of HR Services	
Sukhvinder Stubbs	Non-Executive Director	Director, Asian Women's Centre Director, Diversity Works Europe Director, Young Enterprise
Mark Wilson	Finance and Regulation Director	Director, Severn Trent Water Services Plc

The business address of each of the above is 2297 Coventry Road, Birmingham B26 3PU (the registered and head office of the Guarantor).

CAPITALISATION AND INDEBTEDNESS OF SEVERN TRENT WATER LIMITED

Set out below is the unaudited consolidated capitalisation and indebtedness of Severn Trent Water Limited as at 30 September 2002, which has been extracted without material adjustment from the unaudited consolidated interim financial information of Severn Trent Water Limited as at 30 September 2002.

	£m
Capitalisation	
Authorised:	
1,000,000,000 ordinary shares of £1 each	1,000.0
	1,000.0
Issued, allotted and fully paid:	
1,000,000,000 ordinary shares of £1 each	1,000.0
Profit and loss account	891.5
Total Capitalisation	1,891.5
Indebtedness	
Amounts falling due within one year[1]	310.1
Amounts falling due after more than one year[2]	1,741.3
Total Indebtedness[3]	2,051.4
Total Capitalisation and Indebtedness[4]	3,942.9

Notes:

1. £165.5 million of this indebtedness is guaranteed by companies in the Group.
2. £1,301.1 million of this indebtedness is guaranteed by companies in the Group.
3. All indebtedness is unsecured.
4. Save as disclosed above, there has been no material change in the consolidated total capitalisation and indebtedness, contingent liabilities or guarantees of Severn Trent Water Limited since 30 September 2002.

TAXATION

United Kingdom Taxation

The comments below, which are of a general nature and are based on current United Kingdom law and Inland Revenue practice describe certain United Kingdom taxation implications of acquiring, holding, or disposing of Notes. The comments apply only to persons who are the beneficial owners of Notes and some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective holders of Notes who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom are strongly advised to consult their own professional advisers.

Interest on the Notes

1. *Payment of Interest on the Notes*

   United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, paying agents and collecting agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1 April 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Taxes Act 1988 (the "ICTA"). The London Stock Exchange is such a recognised exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes are and remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

   Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom and the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that the beneficial owner is not within the charge to United Kingdom corporation tax in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

   In other cases (except in the case of payment of interest on such Notes which is not "yearly interest" in which case interest can be paid without withholding or deduction on account of United Kingdom income tax), income tax at the lower rate (currently 20 per cent.) must generally be withheld from payments of interest on the Notes. This withholding obligation is subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

   Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual, or who, after 5 April 2003 (according to Inland Revenue published practice), either pays amounts payable on the redemption of Notes, which are relevant discounted securities for the purposes of the Finance Act 1996, to or receives such amounts for the benefit of an individual. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

2. *Proposed EU Savings Directive*

   On 13 December 2001 the Council of the European Union published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments.

   The proposed directive is not yet final, and may be subject to further amendment.

Direct Assessment

Interest on the Notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding.

However, interest with a United Kingdom source will not be chargeable to United Kingdom tax by direct assessment or if tax has been withheld or deducted, to further United Kingdom tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes in the United Kingdom at all relevant times unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Noteholders.

United Kingdom Corporation Tax Payers

In general, Noteholders within the charge to UK corporation tax will be charged to tax on all returns, profits or gains on, and fluctuations in value of, the Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment. Such Noteholders will generally be charged to tax in each accounting period by reference to interest (and discount) which, in accordance with such Noteholder's authorised accounting method, is applicable to that period. Such Noteholders will also be obliged to bring into account as income profits and losses caused by movements in the currency in which the Notes are denominated against the currency in which, in accordance with "normal accounting practice", the Noteholder accounts for the Notes.

Other United Kingdom Tax Payers

Taxation of Chargeable Gains

Individual holders of Notes may be subject to United Kingdom taxation on capital gains on a disposal or redemption of Notes if they are resident or ordinarily resident in the United Kingdom or if they carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. For individual holders, the exemption from United Kingdom taxation on capital gains for "qualifying corporate bonds" under Section 115 of the Taxation of Chargeable Gains Act 1992 will apply to the Notes if they, *inter alia*, represent and have at all times represented a "normal commercial loan" for the purposes of that exemption, are denominated in Sterling and in respect of which no provision is made for conversion into, or redemption in, a currency other than Sterling. Any Notes constituting "relevant discounted securities" (as mentioned below) will be treated as "qualifying corporate bonds". Where Notes are "qualifying corporate bonds", no chargeable gain and no allowable loss will arise on a disposal of such Notes.

Accrued Income Scheme

The provisions of the accrued income scheme (the "Scheme") may apply to individuals transferring Notes which bear interest or to individuals to whom such Notes are transferred. On a transfer of securities with accrued interest the Scheme usually applies to deem the transferor to receive an amount of income equal to the accrued interest and to deem the transferee to obtain an equivalent credit to set off against the deemed or actual interest he subsequently receives. However, where a Note constitutes a variable rate security for the purposes of the Scheme, the amount of accrued income deemed to be received by a holder of such a Note upon transfer will be such amount as the Inland Revenue decides is just and reasonable and the transferee will not be entitled to any credit under the Scheme to set against any actual or deemed interest that he receives or is deemed to receive. Generally, persons who are neither resident nor ordinarily resident in the United Kingdom and who do not carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable will not be subject to the provisions of these rules.

Taxation of discount and premium

Where Notes are issued at an issue price of less than 100 per cent. of their principal amount, any payments in respect of the accrued discount will not be made subject to any withholding or deduction on account of United Kingdom income tax as long as they do not constitute payments in respect of interest. Such Notes may constitute "relevant discounted securities" for the purpose of Schedule 13 of the Finance Act 1996, depending on the level of the discount. Where Notes constitute "relevant discounted securities", (a) a holder of such Notes who is within the scope of United Kingdom income tax may be liable to United Kingdom income tax on any profit made on the sale or other disposal (including redemption) of such Notes; and (b) the Scheme as described above will not apply to a transfer of Notes.

Where Notes are issued with a redemption premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest and, if so, the provisions described above relevant to interest will apply. If the premium does not constitute a payment of interest then such notes may constitute "relevant discounted securities" (as mentioned above).

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 19 December 2001 agreed with the Issuers and the Guarantor a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuers (failing which, the Guarantor) have agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to US tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by US tax regulations. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, US persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, US persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional US selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "FSMA") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the relevant Issuer;

(iv) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(v) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

France

Each of the Dealers, the Issuers and the Guarantor has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to Notes, and that such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (*investisseurs qualifiés*) and/or (ii) a restricted circle of investors (*cercle restreint d'investisseurs*), all as defined in and in accordance with Article 6 of *ordonnance* no. 67-833 dated 28 September 1967 (as amended) and *décret* no. 98-880 dated 1 October 1998.

Where an issue of Notes is effected as an exception to the rules relating to an *appel public à l'épargne* in the Republic of France (public offer rules) by way of an offer to a restricted circle of investors (as referred to in (ii) above), such investors must, to the extent that the Notes are offered to 100 or more of such investors, provide certification as to their personal relationship of a professional or family nature with a member of the management of the Issuer. In the context of such exception, investors in the Republic of France may only participate in the issue of Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1 October 1998. Notes may only be issued, directly or indirectly, to the public in the Republic of France in accordance with articles 6 and 7 of *ordonnance* no. 67-833 dated 28 September 1967 (as amended).

The Netherlands

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 ("Wet toezicht effectenverkeer 1995") is applicable and the conditions attached to such exemption or exception are complied with.

Germany

Each Dealer has acknowledged and each further Dealer appointed under the Programme will be required to acknowledge that the Offering Circular is not an admitted prospectus within the meaning of the German Prospectus Act of 13 December 1990 (*Verkaufsprospektgesetz*) as amended and that any primary issue of Notes in Germany is subject to, and each Dealer undertakes to comply with, the restrictions regarding, in particular but not limited to, offerings to the public provided in the German Prospectus Act of 13 December 1990 (*Verkaufsprospektgesetz*) as amended or any other law applicable in Germany governing the issue, offering and sale of securities.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuers, the Guarantor nor any of the other Dealers shall have any responsibility therefor.

None of the Issuers, the Guarantor and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the relevant Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of Notes have been duly authorised:

(a) by resolutions of the Board of Directors of Severn Trent Plc dated 24 November 2000, 30 November 2001 and 29 November 2002 and of a committee of the Board of Directors of Severn Trent Plc dated 29 November 2000, 12 December 2001 and 9 December 2002; and

(b) by resolutions of the Board of Directors of Severn Trent Water Utilities Finance Plc dated 29 November 2000, 12 December 2001 and 9 December 2002.

The giving of the Guarantee has been duly authorised by resolutions of the Board of Directors of Severn Trent Water Limited dated 24 November 2000, 26 November 2001 and 9 December 2002 and of a committee of the Board of Directors of Severn Trent Water Limited dated 12 December 2001 and 9 December 2002.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or before 23 January 2003.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of each Issuer and from the specified offices of the Paying Agents for the time being:

(i) the memorandum and articles of association of each of the Issuers and the Guarantor;

(ii) the consolidated and/or non-consolidated, as the case may be, audited balance sheets and profits and loss accounts of each of the Issuers and the Guarantor in respect of the financial years ended 31 March 2001 and 2002. The Issuers and the Guarantor each currently prepares either audited consolidated or audited non-consolidated accounts on an annual basis;

(iii) the most recently published audited annual financial statements of each of the Issuers and the Guarantor and the most recently published unaudited interim financial statements (if any) of each of the Issuers and the Guarantor. Severn Trent Plc currently prepares unaudited consolidated and unaudited non-consolidated interim accounts on a six monthly basis;

(iv) the Programme Agreement, the Agency Agreement, the Trust Deed and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Offering Circular;

(vi) any future offering circulars, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the relevant Issuer and the Paying Agent as to its holding of Notes and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Pricing Supplement.

Significant or Material Change

Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Group, no significant change in the financial or trading position of Severn Trent Water Utilities Finance Plc and no significant change in the financial or trading position of the group comprising the Guarantor and its subsidiaries, in each case, since 30 September 2002. Save as disclosed in this Offering Circular, there has been no material adverse change in the financial position or prospects of the Group, no material adverse change in the financial position or prospects of Severn Trent Water Utilities Finance Plc and no material adverse change in the financial position or prospects of the group comprising the Guarantor and its subsidiaries, in each case, since 31 March 2002.

Litigation

None of the Issuers, the Guarantor or any other member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which any of the Issuers or the Guarantor is aware) which may have or have had in the twelve months' preceding the date of this document a significant effect on the financial position of the Issuers, the Guarantor or the Group.

Auditors

The auditors of each of the Issuers and the Guarantor are PricewaterhouseCoopers, Chartered Accountants, who have audited the accounts of each of the Issuers and the Guarantor, without qualification, in accordance with generally accepted auditing standards in the United Kingdom for each of the three financial years ended on 31 March 2000, 2001 and 2002.

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on liability of the Auditors.

THE ISSUERS

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Severn Trent Water Utilities Finance Plc
2297 Coventry Road
Birmingham B26 3PU

THE GUARANTOR

Severn Trent Water Limited
2297 Coventry Road
Birmingham B26 3PU

THE TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor, 100 Wood Street
London EC2V 7EX

THE AGENT

HSBC Bank plc
Mariner House, Pepys Street
London EC3N 4DA

PAYING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69 route d'Esch
L-2953 Luxembourg

LEGAL ADVISERS

To the Issuers and the Guarantor as to English law

Slaughter and May
1 Bunhill Row
London EC1Y 8YY

To the Dealers and the Trustee as to English law

Allen & Overy
One New Change
London EC4M 9QQ

AUDITORS

To the Issuers and the Guarantor

PricewaterhouseCoopers
Temple Court, 35 Bull Street
Birmingham B4 6JT

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BQ

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

AUTHORISED ADVISER

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Deutsche Bank 

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Telephone +44 (0) 20 7545 8000

To: Severn Trent Plc and Severn Trent Water Utilities Finance Plc
2297 Coventry Road
Birmingham
B26 3PU

cc: The UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For the attention of: Peter Robins

In relation to the application by Severn Trent Plc and Severn Trent Water Utilities Finance Plc for their €2,500,000,000 Euro Medium Term Note Programme to be admitted to the Official List, we, as the authorised adviser to Severn Trent Plc and Severn Trent Water Utilities Finance Plc, hereby confirm that to the best of our knowledge and belief all of the documents required to be included in the application for listing by the Listing Rules have been supplied to the UK Listing Authority and all relevant requirements of the Listing Rules have been complied with.

Dated: 21st January, 2003.

Deutsche Bank AG London

By:	Tim Odell	By:	Rhian Thomas
Title:	Associate Vice President	Title:	Vice President

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

*This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **2 business days prior** to the consideration of the application for admission to trading.*

*If you require assistance, please call Securities Management on **+44 (0)20 7797 1579**.*

To: London Stock Exchange

1. **Full name of issuer:** Severn Trent Plc
Severn Trent Water Utilities Finance Plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

Severn Trent Water Limited (acting as Guarantor)

2. **Amount and full description of each class of security for which application is now being made:** Example: *30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an Issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

Update of €2,500,000,000 Euro Medium Term Note Programme

3. **Type of issue for which application is being made:** Example: *Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants*

MTN Programme

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** **N/A**

(b) **with an existing class of security?** **N/A**

If you answered *NO* to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: N/A

Please indicate whether the certificates are in registered or bearer form:

Note in relation to Question 4:	BEARER

***identical** means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system): Euroclear and Clearstream, Luxembourg

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed:  **Date:** 21st January, 2003

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer Severn Trent Plc
Severn Trent Water Utilities Finance Plc

Application to be considered on (date): 23rd January, 2003

Dealings expected to commence on (date): Not Applicable

Contact at the issuer:

Name: Alex Rippon

alex.rippon@stplc.com

Email address:

Telephone number: 0121 722 4265

Contact at nominated representative (if applicable):

Name: N/A

Email address:

Telephone number:

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. NO

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK. YES

Please ensure all sections of this form have been completed before submitting

SCHEDULE 3B

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

(SPECIALIST AND MISCELLANEOUS SECURITIES)

To: UK Listing Authority — 21st January, 2003

Details of securities to be listed

SEVERN TRENT PLC and SEVERN TRENT WATER UTILITIES FINANCE PLC (the "issuers") hereby apply for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

SEVERN TRENT WATER LIMITED is acting as Guarantor

Amounts and descriptions of securities for which application is now being made (where the securities are to be issued under a programme, give a description of the programme and the maximum amount of securities which may be listed at any one time):

€2,500,000,000 Euro Medium Term Note Programme

Type of issue for which application is being made

Euro Medium Term Note Programme

Please specify where the issuer is listed and the nature of the listing

Primary **London Stock Exchange**

Secondary **N/A**

Please specify on which RIEs the issuer has applied to have its securities traded

London Stock Exchange

Confirmation
We acknowledge our obligations arising under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly, we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer(s) and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules of the UK Listing Authority from time to time so far as applicable to the issuer(s). We acknowledge the obligation to comply with the continuing obligations and the requirements in paragraphs 5.14 to 5.16 to publish supplementary listing particulars or a supplementary prospectus if, at any time after listing particulars or a prospectus have been approved and before dealings in any securities covered by this application commence, the issuer(s) becomes aware that:
(a) there has been a significant change affecting any matter contained in the listing particulars or prospectus; or
(b) a significant new matter has arisen the inclusion of information in respect of which would have been required to be mentioned in the listing particulars or prospectus if it had arisen at the time of their preparation.



Signed	
Director, secretary or other duly authorised officer, agent or attorney for and on behalf of	
Name of Issuer(s)	**Severn Trent Plc and Severn Trent Water Utilities Finance Plc**

Application to be heard on:	**23rd January, 2003**
Admission expected to be effective on:	**23rd January, 2003**

Name(s) of contact(s) at each issuer regarding the Application	**Alex Rippon**
Telephone numbers:	**0121 722 4265**

ICM:639977.2

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: **22nd January, 2003**

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF PROGRAMME: **€2,500,000,000 Euro Medium Term Note Programme**

ISSUERS: **Severn Trent Plc**
Severn Trent Water Utilities Finance Plc

INCORPORATED IN: **England & Wales**

AUTHORISED ADVISER: **Deutsche Bank AG London**

Particulars relating to the programme may be obtained during usual business hours from:

SEVERN TRENT PLC AND SEVERN TRENT WATER UTILITIES FINANCE PLC **2297 COVENTRY ROAD** **BIRMINGHAM B26 3PU**	**HSBC BANK plc** **MARINER HOUSE** **PEPYS STREET** **LONDON EC3N 4DA**

Offering Circular

A copy of the above document has been submitted to the UK Listing Authority, and is available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

ICM:639885.2

Debt Securities – Issuers

Name of Issuers: **Severn Trent Plc and Seven Trent Water Utilities Finance Plc**

Nature of Transaction: **€2,500,000,000 EMTN Programme Update**

Name of Sponsor/Authorised Advisor: **Deutsche Bank AG London**

Date submitted: **21st January, 2003**

* denotes rules relating to a "New" applicant

Rule	Page Ref. No.	Proof Number	Comment (where applicable)
* denotes rules relating to a "New" applicant			
6.H.02	N/A	6	6.H.03 statement given
6.H.03	2	6	
6.H.04	59,60	6	
6.H.05	59	6	
6.H.09	N/A	6	No experts' reports
6.I.01	1	6	
6.I.03	2	6	
6.I.04	1	6	
6.I.05 a	8,20	6	
6.I.05 b (i)	3	6	
6.I.05 b (ii)	N/A	6	No over-allotment option
6.I.05 b (iii)	N/A	6	No over-allotment option
6.I.06	N/A	6	Continuous issue
6.I.08 a	9,34,52	6	
6.I.09	9,34,52	6	
6.I.10	8,30	6	
6.I.11	60	6	
6.I.12	7	6	
6.I.14	7,22,23	6	
6.I.15	35	6	
6.I.16	11	6	
6.I.21	9, 21	6	
6.I.23 a	2,7,19	6	
6.I.24	9,21	6	

Rule	Page Ref. No.	Proof Number	Comment (where applicable)
* denotes rules relating to a "New" applicant			
6.I.25	41	6	
6.I.26	6,7,20	6	
6.I.27	20	6	
6.I.28	58	6	
6.I.33 g	N/A	6	Continuous issue
6.I.33 h	42	6	
6.I.34	19	6	
6.I.35	N/A	6	No conversion or replacement
6.I.38	N/A	6	N/A
6.J.01	1,60	6	
6.J.02	1	6	
6.J.03 *	N/R	6	Not a New Applicant
6.J.04 *	N/R	6	Not a New Applicant
6.J.06 *	43,46	6	
6.J.07 a	58	6	
6.J.07 b	58	6	
6.J.07 c	58	6	
6.J.07 d	N/A	6	N/A
6.J.07 e	N/A	6	
6.J.07 g	58	6	
6.J.08	N/A	6	No translations required
6.J.09	43,45,46,49	6	
6.J.11	43,46	6	
6.J.14 a	19,55	6	
6.K.01 *	N/R	6	Not a New Applicant
6.K.07	59	6	
6.L.01 *	N/R	6	Not a New Applicant
6.L.04 c	58	6	
6.L.06	45,47	6	
6.M.01 a	44,46	6	
6.M.01 b	N/A	6	No Partnership
6.N.01 a	58	6	
6.N.02	N/A	6	No Profit forecast

Rule	Page Ref. No.	Proof Number	Comment (where applicable)
* denotes rules relating to a "New" applicant			
6.I.23 a	60	6	
23.11 b	58	6	
23.11 f	1,11,58	6	
23.11 y	2	6	
23.22 l	38	6	

The items marked as N/A above are not applicable and no equivalent information is available in respect of them.

The items marked as N/R above are considered not relevant.

Signed by: 

Partner/Director or duly authorised officer for and on behalf of:

DEUTSCHE BANK AG LONDON

ICM:640778.2

Offering Circular

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

SEVERN TRENT PLC

(incorporated with limited liability in England and Wales with registered number 2366619)

as an Issuer

SEVERN TRENT WATER UTILITIES FINANCE PLC

(incorporated with limited liability in England and Wales with registered number 2914860)

as an Issuer

€2,500,000,000

Euro Medium Term Note Programme

SEVERN TRENT WATER LIMITED

(incorporated with limited liability in England and Wales with registered number 2366686)

as Guarantor of Notes issued by Severn Trent Water Utilities Finance Plc

On 18 December 2000, Severn Trent Plc and Severn Trent Water Utilities Finance Plc (each an "Issuer" and together the "Issuers") established a Euro Medium Term Note Programme (the "Programme") and issued an offering circular on that date describing the Programme. This Offering Circular supersedes any offering circular with respect to the Programme issued prior to the date hereof. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions described herein, but this Offering Circular does not affect the terms of any Notes issued prior to the date hereof.

Under the Programme the Issuers may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined herein).

The payments of all amounts payable in respect of Notes issued by Severn Trent Water Utilities Finance Plc ("STWUF") will be unconditionally and irrevocably guaranteed by Severn Trent Water Limited (the "Guarantor").

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €2,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe for such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor and the relevant Dealer. The Issuers may also issue unlisted Notes.

Notes issued under the Programme may be rated or unrated. Unless otherwise specified in the applicable Pricing Supplement, Notes issued under the Programme by Severn Trent Plc with a maturity of more than one year will be rated A2 by Moody's Investors Service Limited ("Moody's") and A by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"), Notes issued under the Programme by STWUF with a maturity of more than one year will be rated A1 by Moody's and A+ by Standard & Poor's and Notes issued under the Programme by Severn Trent Plc and by STWUF with a maturity of one year or less will be rated P-1 by Moody's and A-1 by Standard & Poor's. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating referred to above. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

The relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or new listing particulars, as appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

Barclays Capital

Deutsche Bank

HSBC

Schroder Salomon Smith Barney

The Royal Bank of Scotland

The date of this Offering Circular is 21 January 2003

Offering Circular


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

SEVERN TRENT PLC

(incorporated with limited liability in England and Wales with registered number 2366619)

as an Issuer

SEVERN TRENT WATER UTILITIES FINANCE PLC

(incorporated with limited liability in England and Wales with registered number 2914860)

as an Issuer

€2,500,000,000

Euro Medium Term Note Programme

SEVERN TRENT WATER LIMITED

(incorporated with limited liability in England and Wales with registered number 2366686)

as Guarantor of Notes issued by Severn Trent Water Utilities Finance Plc

On 18 December 2000, Severn Trent Plc and Severn Trent Water Utilities Finance Plc (each an "Issuer" and together the "Issuers") established a Euro Medium Term Note Programme (the "Programme") and issued an offering circular on that date describing the Programme. This Offering Circular supersedes any offering circular with respect to the Programme issued prior to the date hereof. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions described herein, but this Offering Circular does not affect the terms of any Notes issued prior to the date hereof.

Under the Programme the Issuers may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined herein).

The payments of all amounts payable in respect of Notes issued by Severn Trent Water Utilities Finance Plc ("STWUF") will be unconditionally and irrevocably guaranteed by Severn Trent Water Limited (the "Guarantor").

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €2,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe for such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor and the relevant Dealer. The Issuers may also issue unlisted Notes.

Notes issued under the Programme may be rated or unrated. Unless otherwise specified in the applicable Pricing Supplement, Notes issued under the Programme by Severn Trent Plc with a maturity of more than one year will be rated A2 by Moody's Investors Service Limited ("Moody's") and A by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"), Notes issued under the Programme by STWUF with a maturity of more than one year will be rated A1 by Moody's and A+ by Standard & Poor's and Notes issued under the Programme by Severn Trent Plc and by STWUF with a maturity of one year or less will be rated P-1 by Moody's and A-1 by Standard & Poor's. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating referred to above. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

The relevant Issuer and (where the relevant Issuer is STWUF) the Guarantor may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or new listing particulars, as appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

Barclays Capital | **Deutsche Bank**
HSBC | **Schroder Salomon Smith Barney**

The Royal Bank of Scotland

The date of this Offering Circular is 21 January 2003

London EC1Y 8YY
T +44 (0)20 7600 1200
F +44 (0)20 7090 5000

COPY

By Hand

21 January 2003

Registry of Companies,
Companies House,
21 Bloomsbury Street,
London,
WC1B 3XD

Your reference

Our reference
CRS/JDDW

Direct line
020 7090 3464

Dear Sirs,

Severn Trent €2,500,000,000 Euro Medium Term Note Programme (the "Programme")

By way of delivery to the Registrar of Companies pursuant to Section 83 of the Financial Services and Markets Act, 2000, we enclose a copy of the Offering Circular comprising listing particulars dated 21 January 2003 in relation to the Programme.

We should be grateful if you would return the copy letter to us, duly stamped.

Yours faithfully,

Slaughter and May


COMPANIES
21 JAN 2003
L.C.
HOUSE



London **STOCK EXCHANGE**

London EC2N 1HP
Telephone +44 (0)20 7797 1000
www.londonstockexchange.com

23rd January 2003

Rosita Lau
Allen & Overy
One New Change
London
EC4M 9QQ

Dear Rosita

SEVERN TRENT PLC/Severn Trent Water Utilities Finance PLC

Your application in respect of the following programme regarding admission to the London Stock Exchange's Official List has been approved.

EUR2,500,000,000 Euro Medium Term Note Programme

If you have any queries or require further information, please do not hesitate to contact me.

Yours sincerely

Claire Brown
Adviser
Securities Management
020 7797 4238

Ref: RA/Severn Trent/EMTN/1/C00003-0001



London **STOCK EXCHANGE**

London EC2N 1HP
Telephone +44 (0)20 7797 1000
www.londonstockexchange.com

23rd January 2003

Rosita Lau
Allen & Overy
One New Change
London
EC4M 9QQ

Dear Rosita

SEVERN TRENT PLC/Severn Trent Water Utilities Finance PLC

Your application in respect of the following programme regarding admission to the London Stock Exchange's Official List has been approved.

EUR2,500,000,000 Euro Medium Term Note Programme

If you have any queries or require further information, please do not hesitate to contact me.

Yours sincerely

Claire Brown
Adviser
Securities Management
020 7797 4238

Ref: RA/Severn Trent/EMTN/1/C00003-0001